Exhibit 99.1

                    , 2011

Dear Marriott International Shareholder:

We are pleased to inform you that on                     , 2011, the board of directors of Marriott International, Inc. approved the spin-off of Marriott Vacations Worldwide Corporation, or “Marriott Vacations Worldwide,” a wholly owned subsidiary of Marriott International. Upon completion of the spin-off, Marriott International shareholders will own 100% of the outstanding shares of common stock of Marriott Vacations Worldwide. Marriott Vacations Worldwide will be the exclusive developer and manager of vacation ownership and related products under the Marriott brand and the exclusive developer of vacation ownership and related products under the Ritz-Carlton brand. Marriott International will concentrate on the lodging management and franchise business.

We believe that separating Marriott Vacations Worldwide from Marriott International so that it can operate as an independent, publicly owned company is in the best interests of both Marriott International and Marriott Vacations Worldwide. The spin-off will permit both companies to tailor their business strategies to best address market opportunities in their respective industries. Marriott Vacations Worldwide will be positioned to expand faster over time, including through acquisitions of real estate, while Marriott International will further advance its long-standing strategy of separating real estate ownership from management and franchise operations. With two public companies, shareholders will be able to pursue investment goals in either or both companies rather than one combined organization.

The spin-off will be completed by way of a pro rata distribution of Marriott Vacations Worldwide common stock to our shareholders of record as of the close of business, Eastern time, on                     , 2011, the spin-off record date. Each Marriott International shareholder will receive one share of Marriott Vacations Worldwide common stock for every              shares of Marriott International Class A common stock held by such shareholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, shareholders may request that their shares of Marriott Vacations Worldwide common stock be transferred to a brokerage or other account at any time. No fractional shares of Marriott Vacations Worldwide common stock will be issued. Fractional shares of Marriott Vacations Worldwide common stock to which Marriott International shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of Marriott Vacations Worldwide common stock.

The spin-off is subject to certain customary conditions including, among other things, the receipt of a letter ruling from the Internal Revenue Service and an opinion of tax counsel confirming that the distribution of shares of Marriott Vacations Worldwide common stock will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss by Marriott International or Marriott International shareholders, except, in the case of Marriott International shareholders, for cash received in lieu of fractional shares. We expect that your receipt of shares of Marriott Vacations Worldwide common stock in the spin-off will be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws.

The distribution does not require shareholder approval, nor do you need to take any action to receive your shares of Marriott Vacations Worldwide common stock. Immediately following the spin-off, you will own common stock in Marriott International and Marriott Vacations Worldwide. Marriott International’s Class A common stock will continue to trade on the New York Stock Exchange under the symbol “MAR.” Marriott Vacations Worldwide intends to have its common stock listed on the New York Stock Exchange under the symbol “VAC.”

The enclosed information statement, which we are mailing to all Marriott International shareholders, describes the spin-off in detail and contains important information about Marriott Vacations Worldwide, including its historical combined financial statements. We urge you to read this information statement carefully.

We want to thank you for your continued support of Marriott International. We look forward to your support of Marriott Vacations Worldwide in the future.

Yours sincerely,

J.W. Marriott, Jr.

Chief Executive Officer

Marriott International, Inc.

Marriott Vacations Worldwide Corporation

                    , 2011

Dear Marriott Vacations Worldwide Shareholder:

It is our pleasure to welcome you as a shareholder of our company, Marriott Vacations Worldwide Corporation or “Marriott Vacations Worldwide.” Marriott Vacations Worldwide will be the exclusive developer and manager of vacation ownership and related products under the Marriott brand and the exclusive developer of vacation ownership and related products under the Ritz-Carlton brand.

As an independent, publicly owned company, we believe that we will be able to more effectively tailor our business strategies to take advantage of market opportunities in the vacation ownership business and thus will be positioned to expand faster over time.

We expect Marriott Vacations Worldwide common stock will be listed on the New York Stock Exchange under the symbol “VAC” in connection with the distribution of Marriott Vacations Worldwide common stock by Marriott International.

We invite you to learn more about Marriott Vacations Worldwide and our subsidiaries by reviewing the enclosed information statement. We look forward to our future as an independent, publicly owned company and to your support as a holder of Marriott Vacations Worldwide common stock.

Very truly yours,

Stephen P. Weisz

President and Chief Executive Officer

Marriott Vacations Worldwide Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED OCTOBER 14, 2011

INFORMATION STATEMENT

MARRIOTT VACATIONS WORLDWIDE CORPORATION

6649 Westwood Blvd.

Orlando, FL 32821

Common Stock

(par value $0.01 per share)

We are sending this information statement to you in connection with the separation of Marriott Vacations Worldwide Corporation (“Marriott Vacations Worldwide”) from Marriott International, Inc. (collectively with its predecessors and consolidated subsidiaries, other than, for all periods following the distribution, Marriott Vacations Worldwide and its consolidated subsidiaries, “Marriott International”), following which Marriott Vacations Worldwide will be an independent, publicly owned company. As part of the separation, Marriott International will undergo an internal reorganization, after which it will complete the separation by distributing all of the shares of Marriott Vacations Worldwide common stock on a pro rata basis to the holders of Marriott International Class A common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” We expect that the receipt of shares of Marriott Vacations Worldwide common stock by Marriott International shareholders in the distribution will be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares, and Marriott International has applied to the Internal Revenue Service for a private letter ruling, and has requested an opinion of tax counsel, to that effect. Every                  shares of Marriott International Class A common stock outstanding as of the close of business, Eastern time, on                     , 2011, the record date for the distribution, will entitle the holder thereof to receive one share of Marriott Vacations Worldwide common stock. The distribution of shares will be made in book-entry form. Marriott International will not distribute any fractional shares of Marriott Vacations Worldwide common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of 12:01 a.m., Eastern time, on                     , 2011. Immediately after the distribution becomes effective, we will be an independent, publicly owned company.

No vote or further action of Marriott International shareholders is required in connection with the spin-off. We are not asking you for a proxy. Marriott International shareholders will not be required to pay any consideration for the shares of Marriott Vacations Worldwide common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Marriott International Class A common stock or take any other action in connection with the spin-off.

Marriott International currently owns all of the outstanding shares of Marriott Vacations Worldwide common stock. Accordingly, there is no current trading market for Marriott Vacations Worldwide common stock. We expect, however, that a limited trading market for Marriott Vacations Worldwide common stock, commonly known as a “when-issued” trading market, will develop beginning on or shortly before the record date for the distribution, and we expect “regular-way” trading of Marriott Vacations Worldwide common stock will begin the first trading day after the distribution date. We intend to list Marriott Vacations Worldwide common stock on the New York Stock Exchange under the ticker symbol “VAC.”

In reviewing this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 19 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                     , 2011.

This Information Statement was first mailed to Marriott shareholders on or about                     , 2011.

Unless otherwise specified or the context otherwise requires, each reference in this information statement to the 2011 second quarter means the fiscal quarter ended June 17, 2011, each reference to the 2010 second quarter means the fiscal quarter ended June 18, 2010 and each reference to one of the years listed in the table below means the fiscal year ended on the date shown in the table below, rather than the corresponding calendar year:

Fiscal Year	Fiscal Year-End Date
2010	December 31, 2010
2009	January 1, 2010
2008	January 2, 2009
2007	December 28, 2007
2006	December 29, 2006

Each of the fiscal years in the table above has 52 weeks, except for 2008, which has 53 weeks.

SUMMARY

This summary highlights information contained in this information statement and provides an overview of our company, our separation from Marriott International and the distribution of Marriott Vacations Worldwide common stock by Marriott International to its shareholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the discussion set forth under “Risk Factors” beginning on page 19 of this information statement, and our audited and unaudited historical combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements appearing elsewhere in this information statement. Except as otherwise indicated or unless the context otherwise requires, “Marriott Vacations Worldwide,” “MVW,” “we,” “us” and “our” refer to Marriott Vacations Worldwide and its consolidated subsidiaries after giving effect to the internal reorganization and the distribution, and “Marriott International” refers to Marriott International, Inc., its predecessors and its consolidated subsidiaries, other than, for all periods following the distribution, Marriott Vacations Worldwide and its consolidated subsidiaries. “Marriott” refers to the Marriott brand. “Ritz-Carlton” refers to The Ritz-Carlton Hotel Company, L.L.C., a wholly owned subsidiary of Marriott International, or to the Ritz-Carlton brand, as the context requires.

Our Company

We are a worldwide developer, marketer, seller and manager of vacation ownership resorts and vacation club, destination club and exchange programs, principally under the “Marriott” and “Ritz-Carlton” brands and trademarks, which we license from Marriott International and Ritz-Carlton. When our spin-off from Marriott International is complete, we expect to be the world’s largest company whose business is focused almost entirely on vacation ownership, based on number of owners, number of resorts and revenues.

We generate most of our revenues from four primary sources: selling vacation ownership products; managing our resorts; financing consumer purchases of vacation ownership products; and renting vacation ownership inventory. As of December 31, 2010, we had 64 vacation ownership resorts (under 71 separate resort management contracts) in the United States and eight other countries and territories and approximately 400,000 owners of our vacation ownership and residential products.

Under our License Agreement with Marriott International, after the spin-off we will have the exclusive right to develop, market, sell and manage vacation ownership and related products under the Marriott Vacation Club and Grand Residences by Marriott brands. Under our License Agreement with Ritz-Carlton, after the spin-off we will have the exclusive right to develop, market and sell vacation ownership and related products under The Ritz-Carlton Destination Club brand and the non-exclusive right to develop, market and sell whole ownership residential products under the Ritz-Carlton Residences brand. Ritz-Carlton generally will provide on-site management for Ritz-Carlton branded properties.

Our Competitive Advantages

We believe that we have significant competitive advantages that support our leadership position in the vacation ownership industry.

Leading global “pure-play” vacation ownership company. When the spin-off is complete, we expect to be the world’s largest “pure-play” vacation ownership company (that is, a company whose business is focused almost entirely on vacation ownership), based on number of owners, number of resorts and revenues. As a “pure-play” vacation ownership company, we will be able to enhance our focus on the vacation ownership industry and tailor our business strategy to address our company’s industry-specific goals and needs. We believe our scale and global reach, coupled with our renowned brands and development, marketing, sales and management expertise, help us achieve operational efficiencies and support future growth opportunities. Given our size, we can provide owners with a wide variety of experiences within our resort portfolio. We are one of the only vacation ownership companies with a dual product platform; we cater to a diverse range of customers through our upscale tier Marriott branded vacation ownership products and our luxury tier Ritz-Carlton branded vacation ownership products.

Premier global brands. We believe that the exclusive licenses of the Marriott and Ritz-Carlton brands we will enter into for use in the vacation ownership business will provide us with a meaningful competitive advantage. Marriott International is a leading lodging company with over 3,500 properties in 70 countries and territories, including Marriott and Ritz-Carlton branded properties. Consumer confidence in these renowned brands helps us attract and retain guests and owners. In addition, we provide our customers with access to the award-winning Marriott Rewards customer loyalty program. We also utilize the Marriott and Ritz-Carlton websites, www.marriott.com and www.ritzcarlton.com, as relatively low-cost marketing tools to introduce Marriott and Ritz-Carlton guests to our products and rent available inventory.

Loyal, highly satisfied customers. We have a large, highly satisfied customer base. In 2010, based on nearly 210,000 survey responses, 90 percent of respondents indicated that they were highly satisfied with our products, sales, owner services and their on-site experiences (by selecting 8, 9 or 10 on a 10-point scale). We believe that strong customer satisfaction and brand loyalty result in more frequent use of our products and encourage owners to purchase additional products and to recommend our products to friends and family, which in turn generates higher revenues. Historically, approximately 50 percent of our business has come from sales of additional products to our owners or sales to friends and family referred to us by our owners.

Long-standing track record, experienced management and engaged associates. We have been a pioneer in the vacation ownership industry since 1984, when Marriott International became the first company to introduce a lodging-branded vacation ownership product. Our seasoned management team is led by Stephen P. Weisz, our President and Chief Executive Officer, who has served as President of our company since 1997 and has 39 years of experience at Marriott International. William J. Shaw, the Chairman of our Board, is the former Vice Chairman, President and Chief Operating Officer of Marriott International and has 36 years of experience at Marriott International. We believe our management team’s extensive public company and vacation ownership industry experience will enable us to continue to respond quickly and effectively to changing market conditions and consumer trends. Management’s experience in the highly regulated vacation ownership industry should also provide us with a competitive advantage in expanding product forms and developing new ones. In addition, we believe that our associates provide superior customer service, which enhances our competitive position. We leverage outstanding associate engagement and strong corporate culture to deliver positive customer experiences in sales, marketing and resort operations.

Our Business Strategy

Our strategic goal is to further strengthen our leadership position in the vacation ownership industry. To achieve this goal, we are pursuing the following initiatives:

Drive profitable sales growth. We intend to continue to generate growth in vacation ownership sales by leveraging our globally recognized brand names and focusing on our approximately 400,000 owners around the world. Since the launch of the Marriott Vacation Club DestinationsTM (“MVCD”) points-based program in 2010, we have been focused on educating our existing owners about, and enrolling them in, the program. We are now turning our focus toward generating a greater number of new owners. We are well-positioned to grow our stable and recurring revenue streams by capitalizing on the growth of vacation ownership sales to generate associated management and other fees and financing revenues. We expect to continue to offer our customers attractive financing alternatives, and we believe that by opportunistically securitizing loans and receivables, we can enhance our profitability and liquidity. As we expand our points-based system, we also expect to generate additional fee revenues because our owners pay us annual fees to participate in the program.

Maximize cash flow and optimize our capital structure. Through the use of our points-based products, we are able to more closely match inventory development with sales pace and reduce inventory levels, thereby improving our cash flows over time. Additionally, by limiting the amount of completed inventory on hand, we are able to reduce the maintenance fees that we pay on unsold units. Over the last few years, we have significantly reduced our overhead costs, and we intend to continue to control costs as sales volumes grow. We expect our modest level of debt and limited near-term capital needs will enable us to maintain a level of liquidity that ensures financial flexibility, giving us the ability to pursue strategic growth opportunities, withstand potential future economic downturns and optimize our cost of capital.

Focus on our owners, guests and associates. We are in the business of providing high-quality vacation experiences to our owners and guests around the world. We intend to maintain and improve their satisfaction with our products and services, particularly since our owners and guests are our most cost-effective sales channels. We intend to continue to sell our products through these very effective channels and believe that maintaining a high level of engagement across all of our customer groups is key to our success. In addition, engaging our employees, whom we refer to as “associates,” in the success of our business continues to be one of our long-term core strategies. At the heart of Marriott International’s culture is the belief that if a company takes care of its associates, they will take care of the company’s guests and the guests will return again and again. This belief will continue to be at the core of our strategy.

Opportunistically dispose of excess assets and selectively pursue “asset light” deal structures. We intend to dispose of certain excess assets, the majority of which consist of undeveloped land holdings, over the next few years and deploy the capital from these sales more effectively. While we do not need to develop new resorts at this time, we intend to selectively pursue growth opportunities by targeting high-quality inventory sources that allow us to add desirable new locations to our system as well as new sales locations through transactions that do not involve or limit our capital investment. These “asset light” deals could be structured as turn-key developments with third-party partners, purchases of constructed inventory just prior to sale, or fee-for-service arrangements.

See Footnote No. 14, “Subsequent Events,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

Selectively pursue compelling new business opportunities. As an independent company, we are positioned to explore new business opportunities, such as development of our exchange activities, new management affiliations and select higher margin on-site ancillary businesses, that we may not have previously pursued as part of Marriott International. We intend to selectively pursue these types of opportunities with a focus on driving recurring streams of revenue and profit. Prior to entering into any new business, we will evaluate its strategic fit and assess whether it is complementary to our current business, has strong expected financial returns and leverages our existing competencies.

Other Information

Marriott Vacations Worldwide Corporation was incorporated in Delaware in June 2011. Our principal executive offices are located at 6649 Westwood Blvd., Orlando, FL 32821. Our telephone number is (407) 206-6000. Our website address is www.marriottvacationsworldwide.com. Information contained on, or connected to, our website or Marriott International’s website does not and will not constitute part of this information statement or the registration statement on Form 10 of which this information statement is a part.

The Spin-Off

Overview

On                     , 2011, the board of directors of Marriott International approved the spin-off of Marriott Vacations Worldwide from Marriott International, following which Marriott Vacations Worldwide will be an independent, publicly owned company.

Before our spin-off from Marriott International, we will enter into a Separation and Distribution Agreement, License Agreements and several other agreements with Marriott International and its subsidiaries related to the spin-off. These agreements will govern the relationship between us and Marriott International after completion of the spin-off and provide for the allocation between us and Marriott International of various assets, liabilities and obligations (including intellectual property, employee benefits, information technology, insurance and tax-related assets and liabilities). See “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off.”

The distribution of Marriott Vacations Worldwide common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Marriott International has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Marriott International determines, in its sole discretion, that the spin-off is not in the best interests of Marriott International or its shareholders, or that it is not advisable for Marriott Vacations Worldwide to separate from Marriott International. See “The Spin-Off—Conditions to the Spin-Off.”

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is the method by which Marriott Vacations Worldwide will separate from Marriott International. To complete the spin-off, Marriott International will distribute to its shareholders all of the shares of Marriott Vacations Worldwide common stock. We refer to this as the distribution. Following the spin-off, Marriott Vacations Worldwide will be a separate company from Marriott International, and Marriott International will not retain any ownership interest in Marriott Vacations Worldwide. The number of shares of Marriott International Class A common stock (“Marriott International common stock”) you own will not change as a result of the spin-off.

Q:	What is Marriott Vacations Worldwide?

A:	Marriott Vacations Worldwide is a wholly owned subsidiary of Marriott International whose shares will be distributed to Marriott International shareholders if we complete the spin-off. After we complete the spin-off, Marriott Vacations Worldwide will be a public company. Marriott Vacations Worldwide will be the exclusive developer, marketer, seller and manager of vacation ownership and related products under the Marriott brand and the exclusive developer, marketer and seller of vacation ownership and related products under the Ritz-Carlton brand.

Q:	What will I receive in the spin-off?

A:	As a holder of Marriott International stock, you will retain your Marriott International shares and will receive one share of Marriott Vacations Worldwide common stock for every shares of Marriott International common stock you own as of the record date. Your proportionate interest in Marriott International will not change as a result of the spin-off. For a more detailed description, see “The Spin-Off.”

Q:	When is the record date for the distribution?

A:	The record date will be the close of business of the New York Stock Exchange (the “NYSE”) on , 2011.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is , 2011. Marriott Vacations Worldwide expects that it will take the distribution agent, acting on behalf of Marriott International, up to one week after the distribution date to fully distribute the shares of Marriott Vacations Worldwide common stock to Marriott International shareholders. The ability to trade Marriott Vacations Worldwide shares will not be affected during that time.

Q:	What are the reasons for and benefits of separating Marriott Vacations Worldwide from Marriott International?

A:	Marriott International believes the spin-off will provide a number of benefits, including: (1) enhanced strategic and management focus for each company; (2) more efficient capital allocation, direct access to capital and expanded growth opportunities for each company; (3) the ability to implement a tailored approach to recruiting and retaining employees at each company; (4) improved investor understanding of the business strategy and operating results of each company; and (5) investor choice. For a more detailed discussion of the reasons for the spin-off, see “The Spin-Off—Reasons for the Spin-Off.”

Q:	What is being distributed in the spin-off?

A:	Approximately shares of Marriott Vacations Worldwide common stock will be distributed in the spin-off, based on the number of shares of Marriott International common stock expected to be outstanding as of the record date. The actual number of shares of Marriott Vacations Worldwide common stock to be distributed will be calculated on , 2011, the record date. The shares of Marriott Vacations Worldwide common stock to be distributed by Marriott International will constitute all of the issued and outstanding shares of Marriott Vacations Worldwide common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see “Description of Capital Stock—Common Stock.”

Q:	What do I have to do to participate in the spin-off?

A:	You do not need to take any action, although we urge you to read this entire document carefully. No shareholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Marriott Vacations Worldwide common stock. You will not be required to pay anything for the new shares or to surrender any shares of Marriott International common stock to participate in the spin-off.

Q:	How will fractional shares be treated in the spin-off?

A:	Fractional shares of Marriott Vacations Worldwide common stock will not be distributed. Fractional shares of Marriott Vacations Worldwide common stock to which Marriott International shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how and through which broker-dealers, provided, that such broker-dealers are not affiliates of Marriott International or Marriott Vacations Worldwide, and at what prices to sell these shares. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of Marriott Vacations Worldwide common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Receipt by a shareholder of proceeds from these sales in lieu of a fractional share generally will result in a taxable gain or loss to such shareholder for U.S. federal income tax purposes. Each shareholder entitled to receive cash proceeds from the sale of fractional shares should consult his, her or its own tax advisor as to the tax consequences of the receipt of such cash proceeds based on such shareholder’s particular circumstances. We describe the material U.S. federal income tax consequences of the distribution in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	How will the spin-off affect share-based awards held by Marriott International employees?

A:	Each Marriott International stock option and stock appreciation right (“SAR”) will be converted into an adjusted Marriott International stock option or SAR and a Marriott Vacations Worldwide stock option or SAR. The exercise prices of the adjusted Marriott International stock options and SARs and the Marriott Vacations Worldwide stock options and SARs, and the number of shares subject to such awards, will reflect a mechanism that is intended to preserve the intrinsic value of the original Marriott International stock options and SARs. The terms and conditions of the adjusted Marriott International stock options and SARs and the Marriott Vacations Worldwide stock options and SARs will be substantially similar to the terms and conditions applicable to the original Marriott International stock options and SARs.

Persons holding Marriott International stock awards other than Marriott International stock options and SARs will receive Marriott Vacations Worldwide stock awards in a ratio of one share of Marriott Vacations Worldwide common stock subject to Marriott Vacations Worldwide stock awards for each              shares of Marriott International common stock subject to the Marriott International stock awards, with terms and conditions substantially similar to the terms and conditions applicable to the Marriott International stock awards. The original Marriott International stock awards will continue to remain outstanding in accordance with their material terms and conditions. This adjustment providing for Marriott Vacations Worldwide stock awards is intended to preserve the aggregate fair market value of the Marriott International stock awards.

For more information on the treatment of share-based awards, see “The Spin-Off—Treatment of Share-Based Awards.”

Q:	Will the spin-off be taxable to Marriott International or Marriott International shareholders?

A:	The spin-off is conditioned on the receipt by Marriott International of a private letter ruling from the Internal Revenue Service (“IRS”), and an opinion from its tax counsel, that, for U.S. federal income tax purposes, the distribution of shares of Marriott Vacations Worldwide common stock will be tax-free to Marriott International and Marriott International shareholders under Sections 368(a)(1)(D) and/or 355 of the Internal Revenue Code of 1986 (the “Code”), except for any cash payments made to Marriott International shareholders in lieu of fractional shares of Marriott Vacations Worldwide common stock. We describe the material tax consequences of the spin-off to shareholders in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the Marriott Vacations Worldwide common stock be listed on a stock exchange?

A:	Yes. Although there is no current public market for Marriott Vacations Worldwide common stock, before completion of the spin-off, Marriott Vacations Worldwide intends to apply to list its common stock on the NYSE under the symbol “VAC.” We anticipate that trading of Marriott Vacations Worldwide common stock will commence on a “when-issued” basis beginning on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading of Marriott Vacations Worldwide common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market” for more information.

Q:	Will my shares of Marriott International common stock continue to trade?

A:	Yes. Marriott International common stock will continue to be listed and trade on the NYSE under the symbol “MAR.”

Q:	If I sell, on or before the distribution date, shares of Marriott International common stock that I held on the record date, am I still entitled to receive shares of Marriott Vacations Worldwide common stock distributable with respect to the shares of Marriott International common stock I sold?

A:	Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Marriott International’s common stock will begin to trade in two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you are a holder of record of shares of Marriott International common stock as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and before the distribution date, you also will be selling the right to receive shares of Marriott Vacations Worldwide common stock in connection with the spin-off. However, if you are a holder of record of shares of Marriott International common stock as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and before the distribution date, you will not be selling the right to receive shares of Marriott Vacations Worldwide common stock in connection with the spin-off and you will still receive shares of Marriott Vacations Worldwide common stock.

Q:	Will the spin-off affect the trading price of my Marriott International stock?

A:	Yes, we expect the trading price of shares of Marriott International common stock immediately following the distribution will be lower than immediately prior to the distribution because it will no longer reflect the value of the vacation ownership business. However, we cannot provide you with any assurance as to the price at which the Marriott International shares will trade following the spin-off.

Q:	What are the financing plans for Marriott Vacations Worldwide?

A:	We intend to enter into two revolving credit facilities, which will include (1) a secured revolving corporate credit facility with borrowing capacity of $200 million to provide support for our business, including ongoing liquidity and letters of credit (the “Revolving Corporate Credit Facility”) and (2) a secured warehouse credit facility with a borrowing capacity of $300 million to provide short-term financing for receivables we originate in connection with the sale of vacation ownership interests (the “Warehouse Credit Facility”). We also plan to periodically securitize, through special purpose entities, receivables originated in connection with the sale of vacation ownership interests. In addition, our subsidiary, MVW US Holdings, Inc. (“MVW US Holdings”), will issue approximately $40 million in mandatorily redeemable preferred stock to Marriott International that Marriott International will sell to one or more third-party investors prior to completion of the spin-off. See “Description of Material Indebtedness and Other Financing Arrangements” for more information.

Q:	What will the relationship be between Marriott International and Marriott Vacations Worldwide after the spin-off?

A:

Following the spin-off, Marriott Vacations Worldwide will be an independent, publicly owned company and Marriott International will have no continuing stock ownership interest in Marriott Vacations Worldwide. In conjunction with the spin-off, Marriott Vacations Worldwide will have entered into a Separation and Distribution Agreement and several other agreements with Marriott International for the purpose of allocating between Marriott Vacations Worldwide and Marriott International various assets, liabilities and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements will also govern Marriott Vacations Worldwide’s relationship with Marriott International following the spin-off and will include non-competition covenants and provide arrangements for trademark licensing and other intellectual property matters, employee matters, tax matters, insurance matters and other liabilities and obligations attributable to periods before and, in some cases, after the spin-off. These agreements will also include arrangements for transitional services. The Separation and

Distribution Agreement will provide that Marriott Vacations Worldwide will indemnify Marriott International against any and all liabilities arising out of Marriott Vacations Worldwide’s business, and that Marriott International will indemnify Marriott Vacations Worldwide against any and all liabilities arising out of Marriott International’s non-vacation ownership business. We describe these agreements in more detail under “Certain Relationships and Related Party Transactions.”

Q:	What rights will Marriott Vacations Worldwide have with respect to use of the Marriott International and Ritz-Carlton names?

A:	We will enter into two License Agreements, one with Marriott International and one with Ritz-Carlton, each of which will, among other things, provide us with the exclusive right to use the Marriott International and Ritz-Carlton names, respectively, in the vacation ownership business for the term of the agreement. Each License Agreement also will provide that we must comply with certain physical and operating brand standards and maintain minimum guest satisfaction levels. We will agree to pay royalties to Marriott International and Ritz-Carlton under the License Agreements, including a fixed annual fee of $50 million to Marriott International and certain variable fees to Marriott International and Ritz-Carlton based on our sales volumes. The License Agreements will also require us to obtain Marriott International’s or Ritz-Carlton’s consent, as applicable, to use the Marriott International or Ritz-Carlton trademarks in connection with resorts, residences or other accommodations that we acquire or develop after the distribution date. For more information, see “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off—License Agreements for Marriott and Ritz-Carlton Marks and Intellectual Property.”

Q:	What will Marriott Vacations Worldwide’s dividend policy be after the spin-off?

A:	Marriott Vacations Worldwide does not currently intend to pay dividends. Marriott Vacations Worldwide’s dividend policy will be established by the Marriott Vacations Worldwide board of directors (the “Board”) based on Marriott Vacations Worldwide’s financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that Marriott Vacations Worldwide’s Board considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. For more information, see “Dividend Policy.”

Q:	What are the anti-takeover effects of the spin-off?

A:	Some provisions of Delaware law, the Restated Certificate of Incorporation of Marriott Vacations Worldwide (our “Charter”) and the Restated Bylaws of Marriott Vacations Worldwide (our “Bylaws”), as each will be in effect immediately following the spin-off, and certain of our agreements with Marriott International, may have the effect of making it more difficult to acquire control of Marriott Vacations Worldwide in a transaction not approved by Marriott Vacations Worldwide’s Board. For example, our Charter and Bylaws will provide for a classified board, require advance notice for shareholder proposals and nominations, place limitations on convening shareholder meetings and authorize our Board to issue one or more series of preferred stock. In addition, our License Agreements with Marriott International and Ritz-Carlton will provide that we may not agree to effect a change in control without the consent of Marriott International or Ritz-Carlton, respectively. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Charter and Bylaws” and “Description of Capital Stock—Section 203 of the Delaware General Corporation Law” for more information.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of Marriott Vacations Worldwide common stock. We discuss these risks under “Risk Factors” beginning on page 19.

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

BNY Mellon Shareowner Services

480 Washington Blvd.

Jersey City, NJ 07310

Phone: (800) 311-4816

Before the spin-off, if you have any questions relating to the spin-off, you should contact Marriott International at:

Marriott International, Inc.

Investor Relations

Dept. 52/862

10400 Fernwood Road

Bethesda, Maryland 20817

Phone: (301) 380-6500

Email: investorrelations@marriott.com

www.marriott.com/investor

After the spin-off, if you have any questions relating to Marriott Vacations Worldwide, you should contact Marriott Vacations Worldwide at:

Marriott Vacations Worldwide Corporation

Investor Relations

6649 Westwood Blvd.

Orlando, FL 32821

Phone: (407) 206-6000

Email:

www.marriottvacationsworldwide.com

Summary of the Spin-Off

Distributing Company	Marriott International, Inc., a Delaware corporation. After the distribution, Marriott International will not own any shares of Marriott Vacations Worldwide common stock.

Distributed Company	Marriott Vacations Worldwide Corporation, a Delaware corporation and a wholly owned subsidiary of Marriott International. After the spin-off, Marriott Vacations Worldwide will be an independent, publicly owned company.

Distributed Securities	All of the shares of Marriott Vacations Worldwide common stock owned by Marriott International, which will be 100% of Marriott Vacations Worldwide common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is the close of business on , 2011.

Distribution Date	The distribution date is , 2011.

Internal Reorganization	As part of the spin-off, Marriott International will undergo an internal reorganization that will, among other things, result in Marriott Vacations Worldwide owning the entities that conduct Marriott International’s vacation ownership business. For more information, see the description of this internal reorganization in “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

Indebtedness and Other Financing Arrangements	We expect to have two secured revolving credit facilities in place at the time of the spin-off: (1) the Revolving Corporate Credit Facility, a revolving credit facility with a borrowing capacity of $200 million that will provide support for our business, including ongoing liquidity and letters of credit, and (2) the Warehouse Credit Facility, a revolving credit facility with a borrowing capacity of $300 million that will provide short-term financing for receivables we originate in connection with the sale of vacation ownership interests. On September 28, 2011, we closed the Warehouse Credit Facility, and on October 5, 2011 we made our first draw on the facility. We transferred the net proceeds of $122 million from the draw to Marriott International in settlement of certain intercompany account balances. Following the distribution, we also plan to periodically securitize notes receivable that we originate in connection with our sales of vacation ownership interests. In addition, our subsidiary, MVW US Holdings, will issue approximately $40 million in mandatorily redeemable preferred stock to Marriott International redeemable by MVW US Holdings upon the tenth anniversary of the date of issuance. Marriott International will sell all of the preferred stock to one or more third-party investors prior to completion of the spin-off. See “Description of Material Indebtedness and Other Financing Arrangements” for more information.

Distribution Ratio	Each holder of Marriott International common stock will receive one share of Marriott Vacations Worldwide common stock for every shares of Marriott International common stock held on , 2011.

The Distribution	On the distribution date, Marriott International will release the shares of Marriott Vacations Worldwide common stock to the distribution agent to distribute to Marriott International shareholders. The shares will be distributed in book-entry form, which means that no physical share certificates will be issued. We expect that it will take the distribution agent up to one week to electronically issue shares of Marriott Vacations Worldwide common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Any delay in the electronic issuance of Marriott Vacations Worldwide shares by the distribution agent will not affect trading in Marriott Vacations Worldwide common stock. Following the spin-off, shareholders who hold their shares in book-entry form may request that their shares be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of Marriott International common stock or take any other action to receive your shares of Marriott Vacations Worldwide common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of Marriott Vacations Worldwide common stock to Marriott International shareholders, but will instead aggregate all fractional shares of Marriott Vacations Worldwide common stock to which Marriott International shareholders of record would otherwise be entitled and sell them in the public market. The distribution agent will then aggregate the net cash proceeds of the sales and distribute those proceeds ratably to those shareholders who would otherwise have received fractional shares. Shareholders’ receipt of cash in lieu of fractional shares from these sales generally will result in a taxable gain or loss to those shareholders for U.S. federal income tax purposes. Each shareholder entitled to receive cash proceeds from these fractional shares should consult his, her or its own tax advisor as to the tax consequences of the receipt of such cash proceeds based on such shareholder’s particular circumstances. We describe the material tax consequences of the distribution in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by Marriott International of the following conditions:

•

the board of directors of Marriott International, in its sole and absolute discretion, has authorized and approved the spin-off (including the internal reorganization) and not withdrawn such authorization and approval, and has declared the dividend of the common stock of Marriott Vacations Worldwide to Marriott International shareholders;

•	the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement have been executed by each party thereto;

•	Marriott Vacations Worldwide’s registration statement on Form 10, of which this information statement is a part, has become effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order suspending that effectiveness is in effect, and no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission (the “SEC”);

•	Marriott Vacations Worldwide common stock has been accepted for listing on a national securities exchange approved by Marriott International, subject to official notice of issuance;

•	the internal reorganization (as described in “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization”) has been completed;

•

Marriott International has received an opinion from its tax counsel, in form and substance acceptable to Marriott International, and a private letter ruling from the IRS, each of which remains in full force and effect, that the distribution of shares of Marriott Vacations Worldwide common stock will not result in recognition, for U.S. federal income tax purposes, of income, gain or loss to Marriott International or Marriott International shareholders, except, in the case of Marriott International shareholders, for cash received in lieu of fractional shares of Marriott Vacations Worldwide common stock;

•	this information statement has been mailed to the Marriott International shareholders;

•

Marriott Vacations Worldwide’s restated certificate of incorporation and restated bylaws, each in the form filed as exhibits to the Form 10 of which this information statement is a part, are in effect;

•	Marriott Vacations Worldwide’s board of directors consists of the individuals identified in this information statement as directors of Marriott Vacations Worldwide;

•

Marriott Vacations Worldwide has received resignations, effective immediately after the distribution, of each individual (other than Deborah Marriott Harrison) who will be an employee of Marriott International or one of its subsidiaries after the distribution and who will be an officer or director of Marriott Vacations Worldwide or one of its subsidiaries immediately prior to the distribution;

•	Marriott Vacations Worldwide has entered into the Revolving Corporate Credit Facility and the Warehouse Credit Facility;

•	Marriott International has received an opinion, in form and substance acceptable to Marriott International, as to the solvency of Marriott International and Marriott Vacations Worldwide;

•	no order, injunction or decree that would prevent the consummation of the distribution is threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing consummation of the distribution is pending, threatened, issued or in effect and no other event has occurred or failed to occur that prevents the consummation of the distribution; and

•	any material governmental approvals and other consents necessary to consummate the spin-off have been obtained.

The fulfillment of these conditions will not create any obligation on Marriott International’s part to effect the spin-off. Except as described above, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained in connection with the distribution. Marriott International has the right not to complete the spin-off if, at any time prior to the distribution, Marriott International’s board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Marriott International or its shareholders, or that it is not advisable for Marriott Vacations Worldwide to separate from Marriott International. For more information, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol	We intend to file an application to list Marriott Vacations Worldwide common stock on the NYSE under the ticker symbol “VAC.” We anticipate that, beginning on or shortly before the record date, trading of shares of Marriott Vacations Worldwide common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Marriott Vacations Worldwide common stock will begin the first trading day after the distribution date. We also anticipate that, beginning on or shortly before the record date, there will be two markets in Marriott International common stock: a regular-way market on which shares of Marriott International common stock will trade with an entitlement to shares of Marriott Vacations Worldwide common stock to be distributed in the distribution, and an “ex-distribution” market on which shares of Marriott International common stock will trade without an entitlement to shares of Marriott Vacations Worldwide common stock. For more information, see “Trading Market.”

Material U.S. Federal Income Tax Consequences	Marriott International has applied for a private letter ruling from the IRS, and has requested an opinion from its tax counsel, to the effect that Marriott International and its shareholders will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the distribution of shares of Marriott Vacations Worldwide common stock, except for any cash received by such shareholders in lieu of fractional shares of Marriott Vacations Worldwide common stock. For a more detailed description of the material U.S. federal income tax consequences of the distribution to shareholders, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We urge each shareholder to consult his, her or its tax advisor as to the specific tax consequences of the distribution to such shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Marriott International after the Spin-Off	We will enter into a Separation and Distribution Agreement and other agreements with Marriott International related to the spin-off. These agreements will govern our relationship with Marriott International after completion of the spin-off and provide for the allocation between us and Marriott International of various assets, liabilities and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). The Separation and Distribution Agreement, in particular, will provide for the settlement or extinguishment of certain obligations between us and Marriott International. We also intend to enter into License Agreements with Marriott and Ritz-Carlton, each of which will, among other things, provide us with the exclusive right to use the Marriott and Ritz-Carlton names, respectively, in the vacation ownership business for the term of the agreement. In addition, we intend to enter into Transition Services Agreements with Marriott International under which Marriott International will provide us with certain services on an interim basis following the distribution. We also intend to enter into an Employee Benefits and Other Employment Matters Allocation Agreement that will set forth our agreements with Marriott International concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Sharing and Indemnification Agreement with Marriott International under which we will agree on the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights for tax matters and certain restrictions to preserve the tax-free status of the spin-off and the intended tax treatment of certain related transactions. After the spin-off, Ritz-Carlton will continue to manage the Ritz-Carlton branded properties under on-site management agreements. Finally, we intend to enter into a Non-Competition Agreement with Marriott International under which we and Marriott International each will agree not to compete with the other company’s business for the term of the agreement, subject to certain exceptions. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Certain Restrictions

In general, under the Tax Sharing and Indemnification Agreement to be entered into between Marriott International and us, we may not take any action that would jeopardize the favorable tax treatment of the distribution. In addition, except in certain specified transactions, we may not during a two-year period following the distribution, sell, issue or redeem our equity securities or sell or dispose of a substantial portion of our assets or liquidate, merge or consolidate with any other person unless we have obtained the approval of Marriott International or provided Marriott International with an IRS ruling or an unqualified opinion of tax counsel to the effect that such sale, issuance or redemption or other identified transaction will not affect the tax-free nature of the distribution.

Dividend Policy	Marriott Vacations Worldwide does not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payments of dividends. For more information, see “Dividend Policy.”

Transfer Agent	BNY Mellon Shareowner Services

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with Marriott International and our being an independent, publicly owned company. We also are subject to risks relating to the spin-off. You should carefully read “Risk Factors” beginning on page 19 of this information statement.

Summary Historical Combined Financial Data

The following tables present a summary of selected historical combined financial data for the periods indicated below. The selected historical combined statements of operations for the fiscal years 2007 and 2006 and the selected combined balance sheet data for fiscal years 2008, 2007 and 2006 are derived from our unaudited combined financial statements, which are not included in this information statement. The selected historical combined statements of operations for each of the three fiscal years 2010, 2009 and 2008, and the selected combined balance sheet data for fiscal years 2010 and 2009 are derived from our audited Combined Financial Statements, which are included elsewhere in this information statement.

The selected historical combined financial data for the first fiscal halves of 2011 and 2010 are derived from our unaudited interim Combined Financial Statements, which are included elsewhere in this information statement. We have prepared our unaudited combined financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The selected historical combined financial data as of and for the first fiscal halves of 2011 and 2010 are not necessarily indicative of the results that may be obtained for a full year.

Our historical financial statements include allocations of certain expenses from Marriott International, including expenses for costs related to functions such as treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, real estate, shared information technology systems, corporate governance activities and centrally managed employee benefit arrangements. These costs may not be representative of the future costs we will incur as an independent, public company, and do not include certain additional costs we may incur as a public company that we do not incur as a private company.

The financial statements included in this information statement may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance. The following table includes EBITDA and Adjusted EBITDA, which are financial measures we use in our business that are not calculated or presented in accordance with U.S. generally accepted accounting principles (“GAAP”), but we believe these measures are useful to help investors understand our results of operations. We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in Footnote No. 4 to the following table.

In presenting the financial data in conformity with GAAP, we are required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates,” included elsewhere in this information statement for detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Between 2006 and 2010, we completed a number of acquisitions and dispositions, the results of operations and financial position of which have been included beginning from the relevant acquisition or disposition dates. See Footnote No. 7, “Acquisitions and Dispositions,” of the Notes to our annual Combined Financial Statements for a more detailed discussion of these acquisitions and dispositions.

In 2009 and 2008, we incurred restructuring charges of $44 million and $19 million, respectively. In addition, we recorded an impairment reversal of $5 million in the 2011 first half and impairment charges related to inventory and property and equipment in 2010, 2009 and 2008 of $15 million, $623 million and $44 million, respectively. We also recorded an equity investment impairment charge in 2009 of $138 million and an impairment reversal of $11 million in 2010 related to our investment in and loans to one joint venture and our estimated liability to fund its losses. See Footnote No. 16, “Restructuring Costs and Other Charges,” and Footnote No. 17, “Impairment Charges,” of the Notes to our annual Combined Financial Statements for more detailed discussions of these items. See Footnote No. 14, “Subsequent Events,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

The following selected historical financial and other data should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our Combined Financial Statements and related notes included elsewhere in this information statement.

	Twenty-four Weeks Ended		Fiscal Years
($ in millions)	June 17, 2011	June 18, 2010	2010(1)	2009	2008	2007	2006(2)
Statement of operations data:
Total revenues	$751	$745	$1,584	$1,596	$1,916	$2,240	$1,971
Total revenues net of total expenses	61	55	88	(615)	(2)	274	250
Net income (loss) attributable to MVW	35	30	67	(521)	9	178	60

Balance sheet data (end of period):
Total assets	3,492	3,801	3,642	3,036	3,811	3,297	2,733
Total debt	898	1,005	1,022	59	85	132	5
Total liabilities	1,576	1,705	1,738	813	965	1,038	883
Divisional equity	1,916	2,096	1,904	2,223	2,846	2,259	1,850

Other data:
EBITDA(4)	$100	$94	$207	$(720)	$55	$323	$129
Adjusted EBITDA(4)	$78	$61	$155	$85	$118	$323	$129

Contract sales(3):
Vacation ownership	306	329	692	736	1,133	1,352	1,345
Residential products	2	10	13	12	58	49	287

Total before cancellation allowance	308	339	705	748	1,191	1,401	1,632
Cancellation allowance	1	(14)	(20)	(83)	(115)	—	—

Total contract sales	$309	$325	$685	$665	$1,076	$1,401	$1,632

(1)	We adopted the new Consolidation Standard in our 2010 first quarter, which significantly increased our reported notes receivable and debt. See Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our annual Combined Financial Statements.
(2)	We adopted certain provisions of Accounting Standards Codification Topic 978 (previously Statement of Position 04-2, “Accounting for Real Estate Time Sharing Transactions”), in our 2006 first quarter, which we reported in our Statement of Operations as a cumulative effect of change in accounting principle.
(3)	Contract sales represent the total amount of vacation ownership product sales from purchase agreements signed during the period where we have received a downpayment of at least 10 percent of the contract price, reduced by actual rescissions during the period. Contract sales differ from revenues from the sale of vacation ownership products that we report in our Combined Statements of Operations due to the requirements for revenue recognition described above. We consider contract sales to be an important operating measure because it reflects the pace of sales in our business.
(4)

EBITDA, a financial measure which is not prescribed or authorized by GAAP, reflects earnings excluding the impact of interest expense, provision for income taxes, depreciation and amortization. We consider EBITDA to be an indicator of operating performance, and we use it to measure our ability to service debt, fund capital expenditures and expand our business. We also use EBITDA, as do analysts, lenders, investors and others, because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

We also evaluate Adjusted EBITDA, another non-GAAP financial measure, as an indicator of performance. Our Adjusted EBITDA excludes the impact of our 2008 and 2009 restructuring costs and 2008, 2009 and 2010 impairment charges and includes the impact of interest expense associated with our debt from the securitization of our notes receivable. We include the interest expense related to debt from the securitization of our notes receivable in determining Adjusted EBITDA as the debt is secured by notes receivable that have been sold to bankruptcy remote special purpose entities, and is not recourse generally to us or to our business. We evaluate Adjusted EBITDA, which adjusts for these items to allow for period-over-period comparisons of our ongoing core operations before material charges and is useful to measure our ability to service our non-securitized debt. EBITDA and Adjusted EBITDA also facilitate our comparison of results from our ongoing operations with results from other vacation ownership companies.

EBITDA and Adjusted EBITDA have limitations and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Both of these non-GAAP measures exclude certain cash expenses that we are obligated to make. In addition, other companies in our industry may calculate Adjusted EBITDA differently than we do or may not calculate it at all, limiting Adjusted EBITDA’s usefulness as a comparative measure. The table below shows our EBITDA and Adjusted EBITDA calculations and reconciles those measures with Net Income (Loss).

The following is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Twenty-four Weeks Ended		Fiscal Years
	June 17, 2011	June 18, 2010	2010(1)	2009	2008	2007	2006(2)
Net income (loss)	$35	$30	$67	$(532)	$(16)	$177	$60
Interest Expense	22	28	56	—	—	—	—
Tax provision (benefit), continuing operations	26	18	45	(231)	25	107	29
Depreciation and amortization	17	18	39	43	46	39	40

EBITDA	100	94	207	(720)	55	323	129

Restructuring expenses	—	—	—	44	19	—	—
Impairment charges:
Impairments	—	(5)	15	623	44	—	—
Equity investment impairments	—	—	(11)	138	—	—	—
Consumer financing interest expense	(22)	(28)	(56)	—	—	—	—

	(22)	(33)	(52)	805	63	—	—

Adjusted EBITDA	$78	$61	$155	$85	$118	$323	$129

RISK FACTORS

You should carefully consider each of the following risks, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this information statement. Some of the risks described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.

Should any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industry in which we operate:

Our business will be materially harmed if our License Agreements with Marriott International and Ritz-Carlton are terminated.

In connection with the spin-off, we will enter into License Agreements with Marriott International and Ritz-Carlton, each of which will, among other things, provide us with the exclusive right to use the Marriott and Ritz-Carlton names, respectively, in our vacation ownership business. Each License Agreement will have an initial term of 79 years; however, if we breach our obligations under either License Agreement, Marriott International and Ritz-Carlton may be entitled to terminate the License Agreements.

The termination of the License Agreements would materially harm our business and results of operations and impair our ability to market and sell our products and maintain our competitive position. For example, we would not be able to rely on the strength of the Marriott and Ritz-Carlton brands to attract qualified prospects in the marketplace, which would cause our revenue and profits to decline and our marketing and sales expenses to increase. We would not be able to use www.marriott.com and www.ritzcarlton.com as channels through which to rent available inventory, which would cause our rental revenue to decline. In addition, the Marriott Rewards Agreement would also terminate upon termination of the License Agreements, and we would not be able to offer Marriott Rewards Points to owners and potential owners, which would impair our ability to sell our products and would reduce the flexibility and options available in connection with our products.

If Marriott International or Ritz-Carlton terminates our rights to use the Marriott or Ritz-Carlton marks at any properties that do not meet applicable brand standards, our reputation could be harmed and our ability to market and sell our products at those properties could be impaired.

Marriott International and Ritz-Carlton can terminate our rights under our License Agreements to use the Marriott or Ritz-Carlton marks at any properties that do not meet applicable brand standards. The termination of such rights could harm our reputation and impair our ability to market and sell our products at the subject properties, either of which could harm our business, and we could owe damages to Marriott International and Ritz-Carlton, property owners, third parties with whom we have contracted and others.

Our ability to expand our business and remain competitive could be harmed if Marriott International or Ritz-Carlton do not consent to our use of their trademarks at new resorts we acquire or develop after the distribution date.

Under the terms of our License Agreements with Marriott International and Ritz-Carlton, we must obtain Marriott International’s or Ritz-Carlton’s consent, as applicable, to use the Marriott or Ritz-Carlton trademarks in connection with resorts, residences or other accommodations that we acquire or develop after the distribution date. Marriott International or Ritz-Carlton may reject a proposed project if, among other things, the project does not meet Marriott International’s or Ritz-Carlton’s respective construction and design standards or Marriott

International or Ritz-Carlton reasonably believes the project will breach contractual or legal restrictions applicable to them and their affiliates. In addition, Ritz-Carlton may reject a proposed project if Ritz-Carlton will not be able to provide services that comply with Ritz-Carlton brand standards at the proposed project. If Marriott International or Ritz-Carlton do not permit us to use their trademarks in connection with our development or acquisition plans, our ability to expand our business and remain competitive may be materially adversely affected. The requirement to obtain Marriott International’s or Ritz-Carlton’s consent to our expansion plans, or the need to identify and secure alternative expansion opportunities because Marriott International or Ritz-Carlton do not allow us to use their trademarks with proposed new projects, may delay implementation of our expansion plans and cause us to incur additional expense.

General economic uncertainty and weak demand in the vacation ownership industry could continue to impact our financial results and growth.

Weak economic conditions in the United States, Europe, Asia and much of the rest of the world and the uncertainty over the duration of these conditions could continue to have a negative impact on the vacation ownership industry. As a result of weak consumer confidence and limited availability of consumer credit, we continue to experience weakened demand for our vacation ownership products. Recent improvements in demand trends globally may not continue, and our future financial results and growth could be further harmed or constrained if the recovery stalls or conditions worsen. Furthermore, as a result of current economic conditions, an increasing number of existing owners are offering their vacation ownership interests for sale on the secondary market, thereby creating additional pricing pressure on our sale of vacation ownership products, which could cause our sales revenues and profits to decline.

We depend on capital to develop, acquire and repurchase vacation ownership inventory, and we may be unable to access capital when necessary.

The availability of funds for new investments, primarily developing, acquiring or repurchasing vacation ownership inventory, depends in part on liquidity factors and capital markets over which we can exert little, if any, control. Instability in the financial markets following the 2008 worldwide financial crisis and the contraction of available liquidity and leverage continue to constrain the capital markets for real estate investments. In addition, the obligations of MVW US Holdings, our subsidiary, to its preferred shareholders and any indebtedness we incur, including indebtedness under any credit facility, may adversely affect our ability to obtain any additional financing necessary to acquire additional vacation ownership inventory, or exercise our rights of first refusal to purchase vacation ownership interests that our owners propose to sell to third parties.

Further, our ability to issue equity securities to raise capital is limited under the Tax Sharing and Indemnification Agreement. See “—Our ability to engage in acquisitions and other strategic transactions is subject to limitations because we are agreeing to certain restrictions to comply with U.S. federal income tax requirements for a tax-free spin-off.” If we cannot raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us.

The terms of any future equity or debt financing may give holders of any preferred securities rights that are senior to rights of our common shareholders or impose more stringent operating restrictions on our company.

Debt or equity financing may not be available to us on acceptable terms. If we incur additional debt or raise equity through the issuance of additional preferred stock, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently expect to have immediately following the spin-off. If we raise funds through the issuance of additional equity, your ownership in us would be diluted.

If we cannot securitize the loans that we provide to purchasers of our vacation ownership interests, our business, financial condition or results of operations could be adversely affected.

We provide financing to purchasers of our vacation ownership interests, and we periodically securitize interests in those loans in the capital markets. Disruption in the credit markets in the second half of 2008 and much of 2009 impaired the timing and volume of the securitizations we completed, as well as the financial terms of such securitizations. Although improved market conditions allowed us to successfully complete a securitization in the fourth quarter of 2010 on substantially more favorable terms than in 2009, any future deterioration in the financial markets could preclude, delay or increase the cost to us of future note securitizations, which could in turn cause us to reduce spending in order to maintain our leverage and return targets.

If the default rates or other credit metrics underlying our vacation ownership receivables deteriorate, our vacation ownership receivables securitization program could be adversely affected.

Our vacation ownership receivables securitization program could be adversely affected if a particular vacation ownership receivables pool fails to meet certain ratios, which could occur if the default rates or other credit metrics of the underlying vacation ownership receivables deteriorate. Our ability to sell securities backed by our vacation ownership receivables depends on the continued ability and willingness of capital market participants to invest in such securities. Asset-backed securities issued in our securitization programs could be downgraded by credit agencies in the future. If a downgrade occurs, our ability to complete other securitization transactions on acceptable terms or at all could be jeopardized, and we could be forced to rely on other potentially more expensive and less attractive funding sources, to the extent available. This would decrease our profitability and might require us to adjust our business operations, including by reducing or suspending our provision of financing to purchasers of vacation ownership interests. Sales of vacation ownership interests may decline if we reduce or suspend the provision of financing to purchasers, which may adversely affect our cash flows, revenues and profits.

Our industry is competitive, which may impact our ability to compete successfully with other vacation ownership brands and with other vacation rental options for customers.

A number of highly competitive companies participate in the vacation ownership industry, including several branded hotel companies. Our brands compete with the vacation ownership brands of major hotel chains in national and international venues, as well as with the vacation rental options (e.g., hotels, resorts and condominium rentals) offered by the lodging industry. In addition, under our License Agreements with Marriott International and Ritz-Carlton, if other international hotel operators offer new products and services as part of their respective hotel businesses that may directly compete with our vacation ownership products and services in the future, then Marriott International and Ritz-Carlton may also offer such products and services, and use their respective trademarks in connection with such offers. If Marriott International or Ritz-Carlton offer vacation ownership products and services under their trademarks, our vacation ownership products and services may compete directly with those of Marriott International or Ritz-Carlton, and we may not be able to distinguish our vacation ownership products and services from those offered by Marriott International and Ritz-Carlton. Our ability to remain competitive and to attract and retain owners depends on our success in distinguishing the quality and value of our products and services from those offered by others. If we cannot compete successfully in these areas, this could limit our operating margins, diminish our market share and reduce our earnings.

Our business is subject to extensive regulation, and any failure to comply with applicable laws and regulations could have a material adverse effect on our business.

Our business is regulated under a wide variety of laws, regulations and policies in jurisdictions around the world. Our real estate development activities, for example, are subject to laws and regulations typically applicable to real estate development, subdivision and construction activities, such as laws relating to zoning, land use restrictions, environmental regulation, accessibility, title transfers, title insurance and taxation. Laws in some jurisdictions also impose liability on property developers for construction defects discovered or repairs made by future owners of property developed by the developer. Various laws also govern our lending activities and our resort management activities, including the laws described in “Business—Regulation.”

A number of laws govern our marketing and sales activities, such as vacation ownership and land sales acts, fair housing statutes, anti-fraud laws, sweepstakes laws, real estate licensing laws, telemarketing laws, home solicitation sales laws, tour operator laws, seller of travel laws, securities laws, consumer privacy laws and consumer protection laws. In addition, laws in many jurisdictions in which we sell vacation ownership interests grant the purchaser of a vacation ownership interest the right to cancel a purchase contract during a specified rescission period.

In recent years, “do not call” legislation has significantly increased the costs associated with telemarketing. We have implemented procedures that we believe will help reduce the possibility that we contact individuals on regulatory “do not call” lists, but we cannot assure you that such procedures will be effective in ensuring regulatory compliance. Additionally, the spin-off will cause our company to no longer be considered an affiliate of Marriott International for purposes of “do not call” legislation in some jurisdictions, which may make it more difficult for us to utilize customer information we obtain from Marriott International in the future.

Many jurisdictions in which we manage our resorts have statutory provisions that limit the duration of the initial and renewal terms of our management agreements for property owners’ associations and/or permit the property owners’ association for a resort to terminate our management agreement regardless of our default under certain circumstances (for example, upon a super-majority vote of the owners). Such statutory provisions expose us to a risk that one or more of our management agreements may not be renewed or may be terminated prior to the end of the term specified in such agreements. Upon non-renewal or termination of our management agreement for a particular resort, such resort loses the ability to use the Marriott or Ritz-Carlton name and trademarks and ceases to be a part of our system. In addition, we lose the management fee revenue associated with such resort.

Although we believe that we are in material compliance with all laws, regulations and policies to which we are currently subject, we cannot assure you that the cost of such compliance will not be significant or that we will maintain such compliance at all times. Failure to comply with current or future applicable laws, regulations and policies could have a material adverse effect on our business. For example, if we do not comply with applicable laws, governmental authorities in the jurisdictions where the violations occurred may revoke or refuse to renew licenses or registrations we must have in order to operate our business. Failure to comply with applicable laws could also render sales contracts for our products void or voidable, subject us to fines or other sanctions and increase our exposure to litigation.

Our business may be adversely affected by factors that disrupt or deter travel and vacation plans.

The profitability of the vacation ownership resorts that we develop and manage may be adversely affected by a number of factors that can disrupt or deter travel and vacation plans. For example, fear of exposure to contagious diseases, such as H1N1 Flu, Avian Flu and Severe Acute Respiratory Syndrome, or natural or man-made disasters, such as earthquakes, tsunamis, hurricanes, floods, fires, volcanic eruptions, radiation releases and oil spills, may deter travelers from scheduling vacations or cause them to cancel vacation plans. Actual or threatened war, civil unrest and terrorist activity, as well as heightened travel security measures instituted in response to the same, could also interrupt or deter vacation plans. In addition, demand for leisure vacation options such as our vacation ownership products may decrease if the cost of travel, including the cost of transportation and fuel, increases or if general economic conditions decline. Changes in the desirability of the locations where we develop and manage resorts as vacation destinations and changes in vacation and travel patterns may adversely affect our cash flows, revenue and profits.

If we cannot dispose of excess land and Luxury segment real estate inventory at favorable prices or at all, our future cash flows and net income could be reduced.

Due to continued weakness in the economy, we have excess land that was purchased for future development, as well as excess built Luxury segment real estate inventory at a few of our projects that we intend to sell through bulk sales over the next eighteen to twenty-four months. Subsequent to June 17, 2011, upon assessment of our plan for undeveloped land and built Luxury inventory, including unfinished units, we concluded that 31% of our combined Inventory and Property and equipment held at that date was excess. Current economic conditions, as well as restrictions such as zoning, entitlement, contractual and similar restrictions related to the excess land and inventory could adversely affect our ability to find buyers at favorable prices during this time period or at all. We are responsible for maintenance fees and operating costs relating to this unsold excess land and inventory. If we are not able to sell this excess land and inventory we will continue to bear these costs, which may increase over time, and our net income will be reduced. See Footnote No. 14, “Subsequent Events,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

If we identify additional excess land and inventory in the future, or if our estimates of the fair value of our excess land and inventory change, our financial position and results of operations could be adversely affected.

Subsequent to June 17, 2011, upon assessment of our plan for undeveloped land and built Luxury inventory, including unfinished units, we concluded that 31% of our combined Inventory and Property and equipment held at that date was excess. Based on our current plans, we believe we have identified all excess land and inventory. However, if our plans change, we may conclude in the future that additional land and inventory are excess, in which case we would likely terminate plans to develop such land and instead seek to dispose of such excess land and inventory through bulk sales or other methods. If we identify additional excess land and inventory in the future, we may have to record additional non-cash impairment charges to write-down the value of such assets. Any such impairment charges may have an adverse impact on our financial position and results of operations. The sale of any such additional excess land and inventory will be subject to the risks described in the risk factor entitled “—If we cannot dispose of excess land and Luxury segment real estate inventory at favorable prices or at all, our future cash flows and net income could be reduced.” In addition, if real estate market conditions change, our estimates of the fair value of our excess land and Luxury inventory may change. If our estimates of the fair value of these assets decline, we may have to record additional non-cash impairment charges to write-down the value of such assets to the estimated fair value. Any such impairment charges may have an adverse impact on our financial position and results of operations.

Our business depends on the quality and reputation of the Marriott and Ritz-Carlton brands, and any deterioration in the quality or reputation of these brands could have an adverse impact on our market share, reputation, business, financial condition or results of operations.

Currently, all of our products and services are offered under Marriott or Ritz-Carlton brand names, and we intend to continue to develop and offer products and services under these brands in the future. If the quality of these brands deteriorates, or the reputation of these brands declines, our market share, reputation, business, financial condition or results of operations could be affected.

Our points-based product form exposes us to an increased risk of temporary inventory depletion.

Selling vacation ownership interests in a system of resorts under a points-based business model increases the risk of temporary inventory depletion. We sell vacation ownership interests denominated in points from a single trust entity in each of our North American, Asia Pacific and Luxury business segments. Thus, the primary source of inventory for each segment is concentrated in its corresponding trust. In contrast, under our prior business model, we sold weeks-based vacation ownership interests tied to specific resorts; we thus had more sources of inventory (i.e., resorts), and the risk of inventory depletion was diffused among those sources of inventory.

Temporary depletion of inventory available for sale can be caused by three primary factors: (1) delayed delivery of inventory under construction; (2) delayed receipt of required governmental registrations of inventory for sale; and (3) significant unanticipated increases in sales pace. If the inventory available for sale for a particular trust were to be depleted before new inventory is added and available for sale, we would be required to temporarily suspend sales until inventory is replenished. This could reduce our cash flow and have a negative impact on our results of operations.

Disagreements with the owners of vacation ownership interests and property owners’ associations may result in litigation and the loss of management contracts.

The nature of our responsibilities in managing our vacation ownership properties will from time to time give rise to disagreements with the owners of vacation ownership interests and property owners’ associations. We seek to resolve any disagreements in order to develop and maintain positive relations with current and potential owners and property owners’ associations but cannot always do so. Failure to resolve such disagreements has resulted in litigation, and could do so again in the future. If any such litigation results in a significant adverse judgment, settlement or court order, we could suffer significant losses, our profits could be reduced, our reputation could be harmed and our future ability to operate our business could be constrained. Disagreements with property owners’ associations could also result in the loss of management contracts.

The maintenance and improvement of vacation ownership properties depends on maintenance fees paid by the owners of vacation ownership interests.

Owners of our vacation ownership interests must pay maintenance fees levied by property owners’ association boards. These maintenance fees are used to maintain and refurbish the vacation ownership properties and to keep the properties in compliance with Marriott and Ritz-Carlton brand standards. If property owners’ association boards do not levy sufficient maintenance fees, or if owners of vacation ownership interests do not pay their maintenance fees, the vacation ownership properties could fall into disrepair and fail to comply with applicable brand standards. If a resort fails to comply with applicable brand standards, Marriott International or Ritz-Carlton could terminate our rights under the applicable License Agreement to use its trademarks at the non-compliant resort, which would result in the loss of management fees, decrease customer satisfaction and impair our ability to market and sell our products at the non-compliant locations.

Damage to, or other potential losses involving, properties that we own or manage may not be covered by insurance.

While we have comprehensive property and liability insurance policies with coverage features and insured limits that we believe are customary, market forces beyond our control may limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, or terrorist acts, may be uninsurable or too expensive to justify obtaining insurance. As a result, the cost of our insurance may increase and our coverage levels may decrease. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or that of owners of vacation ownership interests or in some cases may not provide a recovery for any part of a loss. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated under guarantees or other financial obligations related to the property.

Our development activities expose us to project cost and completion risks.

Both directly and through arrangements with third parties, we develop new vacation ownership properties and new phases of existing vacation ownership properties. As demonstrated by the 2009 impairment charges associated with our business, our ongoing involvement in the development of inventory presents a number of risks, including that: (1) continued weakness in the capital markets may limit our ability, or that of third parties with whom we do business, to raise capital for completion of projects or for development of future properties;

(2) to the extent construction costs escalate faster than the pace at which we can increase the price of vacation ownership interests, our profits may be adversely affected; (3) construction delays, zoning and other local approvals, cost overruns, lender financial defaults, or natural or man-made disasters, such as earthquakes, tsunamis, hurricanes, floods, fires, volcanic eruptions, radiation releases and oil spills, may increase overall project costs or result in project cancellations; and (4) any liability or alleged liability associated with latent defects in projects we have constructed or that we construct in the future may adversely affect our business, financial condition and reputation.

Purchaser defaults on the loans our business generates could reduce our revenues, cash flows and profits.

We are subject to the risk that purchasers of our vacation ownership interests may default on the financing that we provide. Purchaser defaults could cause us to foreclose on loans and reclaim ownership of the financed interests, both for loans that we have not securitized and in our role as servicer for the loans we have securitized. If we cannot resell foreclosed properties or interests in a timely manner or at a price sufficient to repay the loans and our costs, we could incur higher loan loss charges on our notes receivable. In addition, notes that we have securitized contain certain portfolio performance requirements related to default and delinquency rates, which, if not met, would result in disruption or loss of cash flow until portfolio performance sufficiently improves to satisfy the requirements.

Our operations outside of the United States make us susceptible to the risks of doing business internationally, which could lower our revenues, increase our costs, reduce our profits or disrupt our business.

We conduct business in over 40 countries and territories, and our operations outside the United States represented approximately 15 percent of our revenues in 2010. International properties and operations expose us to a number of additional challenges and risks, including the following, any of which could reduce our revenues or profits, increase our costs, or disrupt our business: (1) complex and changing laws, regulations and policies of governments that may impact our operations, including foreign ownership restrictions, import and export controls, and trade restrictions; (2) U.S. laws that affect the activities of U.S. companies abroad; (3) limitations on our ability to repatriate non-U.S. earnings in a tax-effective manner; (4) the difficulties involved in managing an organization doing business in many different countries; (5) uncertainties as to the enforceability of contract and intellectual property rights under local laws; (6) rapid changes in government policy, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation; and (7) currency exchange rate fluctuations.

A failure to keep pace with developments in technology could impair our operations or competitive position.

Our business model and competitive conditions in the vacation ownership industry continue to demand the use of sophisticated technology and systems, including those used for our sales, reservation, inventory management and property management systems, and technologies we make available to our owners. We must refine, update and/or replace these technologies and systems with more advanced systems on a regular basis. If we cannot do so as quickly as our competitors or within budgeted costs and time frames, our business could suffer. We also may not achieve the benefits that we anticipate from any new technology or system, and a failure to do so could result in higher than anticipated costs or could harm our operating results.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions or operational inefficiencies, damage our reputation and/or subject us to costs, fines or lawsuits.

We collect and retain large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers in various information systems and those of our service providers. We also maintain personally identifiable information about our employees. The integrity and protection of that customer, employee and company data is critical to us. We could make faulty decisions if that data is inaccurate or incomplete. Our customers and employees also have a high expectation that we and our service providers will adequately protect their personal information. The regulatory environment surrounding information, security and privacy is also increasingly demanding, in both the United States and other jurisdictions in which we operate. Our systems may be unable to satisfy changing regulatory requirements and employee and customer expectations, or may require significant additional investments or time in order to do so. Our information systems and records, including those we maintain with our service providers, may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of data. A significant theft, loss, or fraudulent use of customer, employee or company data maintained by us or by a service provider could adversely impact our reputation and could result in remedial and other expenses, fines or litigation. A breach in the security of our information systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits.

Our ability to engage in acquisitions and other strategic transactions is subject to limitations because we are agreeing to certain restrictions to comply with U.S. federal income tax requirements for a tax-free spin-off.

To preserve the favorable tax treatment of the distribution, we must comply with restrictions under current U.S. federal income tax laws for spin-offs such as restrictions requiring us to: refrain from engaging in certain transactions that would result in a 50 percent or greater change by vote or by value in our stock ownership during the four-year period beginning on the date that begins two years before the distribution date, continue to own and manage our vacation ownership business and limit sales or redemptions of our common stock for cash or other property following the distribution, except in connection with certain stock-for-stock acquisitions and other permitted transactions. If these restrictions are not followed, the distribution could be taxable to Marriott International and Marriott International shareholders.

We will enter into a Tax Sharing and Indemnification Agreement with Marriott International under which we will allocate between Marriott International and ourselves responsibility for U.S. federal, state and local and non-U.S. income and other taxes relating to taxable periods before and after the distribution and provide for computing and apportioning tax liabilities and tax benefits between the parties. In the Tax Sharing and Indemnification Agreement, we also will represent that certain materials relating to us submitted to the IRS in connection with the ruling request are complete and accurate in all material respects, and we will agree that, among other things, we may not (1) take or fail to take any action that would cause such materials (or representations included therein) to be untrue or cause the distribution to lose its tax-free status under Sections 368(a)(1)(D) and/or 355 of the Code and (2) during the two-year period following the spin-off, except in certain specified transactions, sell, issue or redeem our equity securities (or those of certain of our subsidiaries) or liquidate, merge or consolidate with another person or sell or dispose of a substantial portion of our assets (or those of certain of our subsidiaries). During this two-year period, we may take certain actions prohibited by these covenants if we obtain the approval of Marriott International or we provide Marriott International with an IRS ruling or an unqualified opinion of tax counsel, acceptable to Marriott International, to the effect that these actions will not affect the tax-free nature of the distribution. These restrictions could limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets or enter into business combination transactions.

Changes in privacy law could adversely affect our ability to market our products effectively.

We rely on a variety of direct marketing techniques, including telemarketing, email marketing and postal mailings. Adoption of new state or federal laws regulating marketing and solicitation, or international data protection laws that govern these activities, or changes to existing laws, such as the Telemarketing Sales Rule and the CANSPAM Act, could adversely affect the continuing effectiveness of telemarketing, email and postal mailing techniques and could force us to make further changes in our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our sales of vacation ownership interests and other products. We also obtain access to potential customers from travel service providers or other companies with whom we have substantial relationships and market to some individuals on these lists directly or by including our marketing message in the other companies’ marketing materials. If access to these lists was prohibited or otherwise restricted, our ability to develop new customers and introduce our products to them could be impaired. Additionally, the spin-off will cause our company to no longer be considered an affiliate of Marriott International for purposes of “do not call” legislation in some jurisdictions, which may make it more difficult for us to utilize customer information we obtain from Marriott International in the future.

Changes in tax regulations could reduce our profits or increase our costs.

In response to the recent economic crisis and recession, we anticipate that many of the jurisdictions in which we do business will review tax and other revenue raising laws, regulations and policies, and any resulting changes could impose new restrictions, costs or prohibitions on our current practices and reduce our profits. In particular, governments may revise tax laws, regulations or official interpretations in ways that could have a significant impact on us, including modifications that could reduce the profits that we can effectively realize from our non-U.S. operations, or that could require costly changes to those operations, or the way that we structure them. For example, most U.S. company effective tax rates reflect the fact that income earned and reinvested outside the United States is generally taxed at local rates, which are often much lower than U.S. tax rates. If changes in tax laws, regulations or interpretations were to significantly increase the tax rates on non-U.S. income, our effective tax rate could increase, our profits could be reduced, and if such increases were a result of our status as a U.S. company, could place us at a disadvantage to our non-U.S. competitors if those competitors remain subject to lower local tax rates.

The growth of our business and the execution of our business strategies depend on the services of our senior management and our associates.

We believe that our future growth depends, in part, on the continued services of our senior management team, including our President and Chief Executive Officer, Stephen P. Weisz. The loss of any members of our senior management team could adversely affect our strategic and customer relationships and impede our ability to execute our business strategies.

In addition, insufficient numbers of talented associates could constrain our ability to maintain and expand our business. We compete with other companies both within and outside of our industry for talented personnel. If we cannot recruit, train, develop or retain sufficient numbers of talented associates, we could experience increased associate turnover, decreased guest satisfaction, low morale, inefficiency or internal control failures.

Risks Relating to the Spin-Off

We face the following risks in connection with the spin-off:

We may incur greater costs as an independent company than we did when we were a part of Marriott International, which could decrease our profitability.

As a segment of Marriott International, we take advantage of Marriott International’s size and purchasing power in procuring certain goods and services such as insurance and healthcare benefits, and technology such as computer software licenses. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the spin-off. We also rely on Marriott International to provide various financial, administrative and other corporate services. Marriott International will continue to provide certain of these services on a short-term transitional basis after the spin-off. However, we will be required to establish the necessary infrastructure and systems to supply these services on an ongoing basis. We may not be able to replace the services provided by Marriott International in a timely manner or on terms and conditions as favorable as those we receive from Marriott International. If functions previously performed by Marriott International cost us more than the amounts reflected in our historical financial statements, our profitability could decrease.

Our ability to meet our capital needs may be harmed by the loss of financial support from Marriott International.

The loss of financial support from Marriott International could harm our ability to meet our capital needs. Marriott International can currently provide certain capital that may be needed in excess of the amounts generated by our operating activities. After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from Marriott International. However, given the smaller relative size of our company as compared to Marriott International after the spin-off and our expectation that we will have lower credit ratings than Marriott International, we expect to incur higher debt servicing and other costs than we would have otherwise incurred as a part of Marriott International. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from Marriott International.

Our success will depend in part on our ongoing relationship with Marriott International after the spin-off.

In connection with the spin-off, we will enter into a number of agreements with Marriott International and its subsidiaries that will govern the ongoing relationships between Marriott International and Marriott Vacations Worldwide after the spin-off. Our success will depend, in part, on the maintenance of these ongoing relationships with Marriott International. In particular, the License Agreements we will enter into with Marriott International and Ritz-Carlton will, among other things, provide us with the exclusive right to use the Marriott and Ritz-Carlton names, respectively, in our vacation ownership business. Because the right to use the Marriott and Ritz-Carlton marks and intellectual property is critical to our business, breach or termination of the License Agreements could have a material adverse effect on our financial position, results of operations or cash flows. See “—Our business will be materially harmed if our License Agreements with Marriott International and Ritz-Carlton are terminated” for more information on risks associated with termination of the License Agreements.

We may be unable to achieve some or all of the benefits that we expect from the spin-off.

As an independent, publicly owned company, we believe that our business will benefit from, among other things, (1) enhanced strategic and management focus; (2) more efficient capital allocation, direct access to capital and expanded growth opportunities; (3) the ability to implement a tailored approach to recruiting and retaining employees; (4) improved investor understanding of our business strategy and operating results; and (5) investor choice. However, by separating from Marriott International, we may be more susceptible to securities market fluctuations and other adverse events than we would have been were we still a part of Marriott International. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time in which we expect to do so, if at all.

We expect to incur new indebtedness upon consummation of the spin-off, and the degree to which we will be leveraged following completion of the spin-off may have a material adverse effect on our financial position, results of operations and cash flows.

We expect to have two revolving credit facilities in place at the time of the spin-off: (1) the Revolving Corporate Credit Facility, a secured revolving credit facility with borrowing capacity up to $200 million to provide support for our business, including ongoing liquidity and letters of credit, and (2) the Warehouse Credit Facility, a secured revolving credit facility with borrowing capacity up to $300 million to provide short-term financing for receivables we originate in connection with the sale of vacation ownership interests. On September 28, 2011, we closed the Warehouse Credit Facility, and on October 5, 2011 we made our first draw on the facility. We transferred the net proceeds of $122 million from the draw to Marriott International in settlement of certain intercompany balances. We also plan to periodically securitize, through special purpose entities, notes receivable originated in connection with the sale of vacation ownership interests. In addition, our subsidiary, MVW US Holdings, will issue approximately $40 million in mandatorily redeemable preferred stock to Marriott International that Marriott International will sell to one or more third-party investors prior to completion of the spin-off.

Our ability to make payments to preferred shareholders and to make payments on and refinance our indebtedness, including the debt existing at the time of the spin-off as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If we cannot repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the vacation ownership industry could be impaired. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of our other debt.

We are agreeing to indemnify Marriott International for taxes and related losses resulting from actions we take that cause the distribution to fail to qualify as a tax-free transaction.

Pursuant to the Tax Sharing and Indemnification Agreement we will enter into with Marriott International, we will agree to indemnify Marriott International for certain taxes and related losses resulting from (1) any breach of the covenants regarding the preservation of the tax-free status of the distribution and the intended tax treatment of certain related transactions undertaken in connection with the distribution, (2) certain acquisitions of our equity securities or assets or those of certain of our subsidiaries, and (3) any breach by us or any member of our group of certain of our representations in the documents submitted to the IRS and the separation documents between Marriott International and us. The amount of Marriott International’s taxes for which we are agreeing to indemnify Marriott International in respect of the distribution will be based on the excess, if any, of the aggregate fair market value of our stock over Marriott International’s tax basis in our stock at the time of the distribution. In addition, if the distribution fails to qualify as a tax-free transaction for reasons other than those specified in the spin-off tax indemnification provisions, liability for any resulting taxes related to the distribution will be apportioned between Marriott International and us based on the relative fair market values of Marriott International and us. In addition, Marriott International expects to recognize, for U.S. federal income tax purposes, significant built-in losses in properties used in the vacation ownership and related residential businesses. If Marriott International’s U.S. federal consolidated group is unable to deduct these losses for U.S. federal income tax purposes, and, instead, the tax basis of the properties that is attributable to the built-in losses is available to our U.S. federal consolidated group, we have agreed to indemnify Marriott International for certain lost tax benefits that Marriott International otherwise would have recognized if Marriott International’s U.S. federal consolidated group was able to deduct such losses. The amount of any future indemnification payments could be substantial.

If the distribution does not qualify for tax-free treatment at the shareholder level, you will be taxed on your receipt of our stock.

The IRS could determine the distribution to be taxable even if Marriott International receives a private letter ruling and an opinion from its tax counsel. In addition, certain future events that may or may not be within the control of Marriott International or our company, including certain extraordinary purchases of Marriott International common stock or our common stock, could cause the distribution not to qualify as tax-free. If the distribution does not qualify for tax-free treatment at the shareholder level, you will be taxed on the full value of our shares that you receive (without reduction for any portion of your tax basis in your Marriott International shares) as a dividend for U.S. federal income tax purposes and possibly for purposes of U.S. state and local tax law to the extent of your pro rata share of Marriott International’s current and accumulated earnings and profits (as increased by any gain recognized by Marriott International on the distribution).

We may be unable to make, on a timely basis, the changes necessary to operate as an independent, publicly owned company.

As a public entity, we will be subject to the reporting requirements of the Exchange Act and requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports about our business and financial condition. Under the Sarbanes-Oxley Act, we must maintain effective disclosure controls and procedures and internal control over financial reporting, which requires significant resources and management oversight. We will implement additional procedures and processes to address the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our financial position, results of operations or cash flows. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline.

We do not have an operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.

The historical financial information we have included in this information statement has been derived from Marriott International’s consolidated financial statements and does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Marriott International did not account for us, and we were not operated, as a single stand-alone entity for the periods presented. In addition, the historical information may not be indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure and increased costs associated with becoming a public, stand-alone company.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The spin-off is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (1) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return, and (2) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business, or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Marriott International or any of our respective subsidiaries) may bring a lawsuit alleging that the spin-off or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against Marriott International, requiring our shareholders to return to Marriott International some or all of the shares of our common stock issued in the spin-off, or providing Marriott International with a claim for money damages against us in an amount equal to the difference between the consideration received by Marriott International and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if (1) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (2) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (3) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (4) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, Marriott International or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off.

The distribution of our common stock is also subject to review under state corporate distribution statutes. Under the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may only pay dividends to its shareholders either (1) out of its surplus (net assets minus capital) or (2) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although Marriott International intends to make the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the distribution to Marriott International shareholders was unlawful.

Prior to the spin-off, the Marriott International board of directors expects to obtain an opinion that Marriott International and we each will be solvent at the time of the spin-off (including immediately after the payment of the dividend and the spin-off), will be able to repay its debts as they mature following the spin-off and will have sufficient capital to carry on its businesses and the spin-off and the distribution will be made entirely out of surplus in accordance with Section 170 of the DGCL. We cannot assure you, however, that a court would reach the same conclusions set forth in such opinion in determining whether Marriott International or we were insolvent at the time of, or after giving effect to, the spin-off, or whether lawful funds were available for the separation and the distribution to Marriott International’s shareholders.

A court could require that we assume responsibility for obligations allocated to Marriott International under the Separation and Distribution Agreement.

Under the Separation and Distribution Agreement, from and after the spin-off, each of Marriott International and we will be responsible for the debts, liabilities and other obligations related to the business or businesses which it owns and operates following the consummation of the spin-off. Although we do not expect to be liable for any obligations that are not allocated to us under the Separation and Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Marriott International (for example, tax and/or environmental liabilities), particularly if Marriott International were to refuse or were unable to pay or perform the allocated obligations. See “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off—Separation and Distribution Agreement.”

We might have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Marriott International.

The agreements related to the spin-off, including the Separation and Distribution Agreement, the Marriott License Agreement, the Ritz-Carlton License Agreement, the Employee Benefits and Other Employment Matters Allocation Agreement, the Tax Sharing and Indemnification Agreement, the Transition Services Agreements, the Non-Competition Agreement and any other agreements, will be negotiated in the context of our separation from Marriott International while we are still part of Marriott International. Although these agreements are intended to be on an arm’s-length basis, they may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation concern, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among Marriott International and us. See “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off” for more detail.

After the spin-off, certain of our executive officers and directors may have actual or potential conflicts of interest because of their ownership of Marriott International equity or their current or former positions in Marriott International.

Certain of the persons we expect will be our executive officers and directors will be former officers and employees of Marriott International and thus have professional relationships with Marriott International’s executive officers and directors. In addition, many of our expected executive officers and directors have a substantial financial interest in Marriott International as a result of their ownership of Marriott International stock, options and other equity awards. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these expected directors and officers face decisions that could have different implications for Marriott International than for us.

In addition, one of our expected Board members, Deborah Marriott Harrison, will continue to be employed by Marriott International after the spin-off. Ms. Harrison is also the daughter of the chairman of the board of directors and chief executive officer of Marriott International. These facts may also create, or may create the appearance of, conflicts of interest.

Risks Relating to Our Common Stock

You will face the following risks in connection with ownership of our common stock:

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off. Following the spin-off, our stock price may fluctuate significantly.

There currently is no public market for our common stock. We intend to apply to list our common stock on the NYSE. See “Trading Market.” We anticipate that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, we cannot assure you that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•

our business profile and market capitalization may not fit the investment objectives of some Marriott International shareholders and, as a result, these Marriott International shareholders may sell our shares after the distribution;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant new business developments or significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the vacation ownership industry;

•	overall market fluctuations;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

The shares of our common stock that Marriott International distributes to its shareholders may be sold immediately in the public market. Marriott International shareholders could sell our common stock received in the distribution if we do not fit their investment objectives or, in the case of index funds, if we are not part of the index in which they invest. Sales of significant amounts of our common stock or a perception in the market that such sales will occur may reduce the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

We do not currently intend to pay dividends. Our dividend policy will be established by our Board based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. In addition, the terms of the agreements governing debt that we incur at the time of the spin-off or in the future may limit or prohibit the payments of dividends. For more information, see “Dividend Policy.” We cannot assure you that we will pay dividends in the future or continue to pay any dividends if we do commence the payment of dividends.

Additionally, indebtedness that we expect to incur at the time of the spin-off could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations and obligations to pay dividends on our preferred stock, if any, then our Board’s ability to declare dividends on our common stock will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing any proposed dividends. We cannot assure you that we will be able to effect any such actions or do so on satisfactory terms, if at all, or that such actions would be permitted by the terms of our debt or our other credit and contractual arrangements.

The obligations of MVW US Holdings to its preferred shareholders could have a negative impact on our common shareholders.

We expect that our subsidiary, MVW US Holdings, will issue approximately $40 million in mandatorily redeemable preferred stock to Marriott International, which we expect will sell the preferred stock to one or more third-party investors prior to completion of the spin-off. We expect the preferred stock will pay an annual dividend of     percent, and the payment of this dividend will reduce the amount of cash otherwise available for distribution by MVW US Holdings to Marriott Vacations Worldwide for further distribution to our common shareholders or for other corporate purposes. In addition, the preferred shareholders will be entitled to an aggregate liquidation preference of $         million, which will reduce the amount of cash available for distribution by MVW US Holdings to Marriott Vacations Worldwide for further distribution to our common shareholders in the event of a liquidation.

Anti-takeover provisions in our organizational documents and Delaware law and in our agreements with Marriott International could delay or prevent a change in control.

Provisions of our Charter and Bylaws may delay or prevent a merger or acquisition that a shareholder may consider favorable. For example, our Charter and Bylaws will provide for a classified board, require advance notice for shareholder proposals and nominations, place limitations on convening shareholder meetings and authorize our Board to issue one or more series of preferred stock. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15 percent or more of our outstanding common stock and us. See “Description of Capital Stock” for additional information.

In addition, provisions in our agreements with Marriott International may delay or prevent a merger or acquisition that a shareholder may consider favorable. Under the Tax Sharing and Indemnification Agreement, we will agree not to enter into any transaction involving an acquisition or issuance of our common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could reasonably be expected to cause the distribution of our common stock to be taxable to Marriott International. We would be required to indemnify Marriott International for any tax resulting from any such prohibited transaction, and we would be required to meet various requirements, including obtaining the approval of Marriott International or obtaining an IRS ruling or unqualified opinion of tax counsel acceptable to Marriott International, before engaging in such transactions. See “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off—Tax Sharing and Indemnification Agreement.”

Further, our License Agreements with Marriott International and Ritz-Carlton will provide that a change in control may not occur without the consent of Marriott International or Ritz-Carlton, respectively. See “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off—License Agreements for Marriott and Ritz-Carlton Marks and Intellectual Property.”

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We make forward-looking statements throughout this information statement, including in, among others, the sections entitled “Summary,” “Questions and Answers About the Spin-Off,” “Risk Factors,” “The Spin-Off,” “Trading Market,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our separation from Marriott International and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this information statement. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we cannot predict at this time or that we currently do not expect will have a material adverse effect on our financial position, results of operations or cash flows. Any such risks could cause our results to differ materially from those we express in forward-looking statements.

THE SPIN-OFF

Background

We expect the board of directors of Marriott International will approve the spin-off of Marriott Vacations Worldwide from Marriott International, following which we will be an independent, publicly owned company. To complete the spin-off, Marriott International will, following an internal reorganization, distribute to its shareholders all of the outstanding shares of our common stock. The distribution will occur on the distribution date, which is                     , 2011. Each holder of Marriott International common stock will receive one share of our common stock for every              shares of Marriott International common stock held on                     , 2011, the record date. After completion of the spin-off, we will be the exclusive developer and manager of vacation ownership and related products under the Marriott brand and the exclusive developer of vacation ownership and related products under the Ritz-Carlton brand.

Holders of Marriott International common stock will continue to hold their shares in Marriott International. We do not require and are not seeking a vote of Marriott International’s shareholders in connection with the spin-off, and Marriott International’s shareholders will not have any appraisal rights in connection with the spin-off or the internal reorganization.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Marriott International has the right not to complete the spin-off if, at any time prior to the distribution, its board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Marriott International or its shareholders, or that it is not advisable for us to separate from Marriott International. For a more detailed description, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

Marriott International’s board of directors believes that the spin-off is in the best interests of Marriott International and its shareholders because the spin-off is expected to provide various benefits, including: (1) enhanced strategic and management focus for each company; (2) more efficient capital allocation, direct access to capital and expanded growth opportunities for each company; (3) the ability to implement a tailored approach to recruiting and retaining employees at each company; (4) improved investor understanding of the business strategy and operating results of each company; and (5) investor choice.

Enhanced Strategic and Management Focus. The lodging business and the vacation ownership business currently compete with each other for management attention and resources. The spin-off should permit each company to tailor its business strategies to best address market opportunities in its industry. In addition, the spin-off should allow the management of each company to sharpen the company’s strategic vision and enhance its focus. The spin-off should provide each company with the flexibility needed to pursue its own goals and serve its own needs.

More Efficient Capital Allocation, Direct Access to Capital and Expanded Growth Opportunities. As part of Marriott International, the vacation ownership business is limited to Marriott International brands and effectively competes with the lodging business for capital resources. After the spin-off, however, each company should be able to access the capital markets directly to fund its growth strategy and to establish a capital structure tailored to its business needs. Each company should be able to allocate capital and make investments as its management elects in order to grow its business. In particular, Marriott Vacations Worldwide will have the ability to pursue non-Marriott branded vacation ownership growth opportunities. Moreover, the liquidity of its stock should enable Marriott Vacations Worldwide to use its securities to fund future growth (subject to certain limitations during the two-year period following the spin-off, as described in “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off—Tax Sharing and Indemnification Agreement”). Accordingly, following the spin-off, Marriott Vacations Worldwide is expected to have additional flexibility to pursue acquisitions.

Tailored Approach to Recruiting and Retaining Employees. After the spin-off, each company should be able to recruit and retain employees with expertise directly applicable to its needs under compensation policies appropriate for its specific business. In particular, following the distribution, the value of equity-based incentive compensation arrangements reflected in each company’s stock price should be more closely aligned with the performance of its business. Such equity-based compensation arrangements should also provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel, including management and key employees considered essential to that company’s future success.

Improved Investor Understanding. After the spin-off, investors will receive disclosure about our operating results and Marriott International’s operating results on a stand-alone basis, which information should enable them to better evaluate the financial performance of each company, as well as each company’s strategy within the context of its industry, thereby increasing the likelihood that each company’s securities will be appropriately valued by the market.

Investor Choice. Marriott International’s board of directors believes that the lodging business and the vacation ownership business each appeal to different types of investors with different investment goals and risk profiles. Finding investors who want to invest in both industries together is more challenging than finding investors for each individually. After the spin-off, investors will be able to pursue investment goals in either or both companies. In addition, the management of each company should be able to establish goals, implement business strategies and evaluate growth opportunities in light of investor expectations specific to that company’s respective business, without undue consideration of investor expectations for the other business. Each company should also be able to focus its public relations efforts on cultivating its own separate identity.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a Separation and Distribution Agreement between us and Marriott International.

Internal Reorganization

Prior to the distribution, as described under “—Distribution of Shares of Our Common Stock,” Marriott International will complete an internal reorganization. Following the reorganization, which is a condition to the spin-off, Marriott Vacations Worldwide will own all the companies that conduct Marriott International’s vacation ownership and related residential business. The reorganization will include various restructuring transactions in preparation for the spin-off, including restructuring transactions involving the non-U.S. subsidiaries of Marriott International that conduct its vacation ownership business. In addition, Marriott International and certain of its subsidiaries will contribute the companies that conduct our U.S. business to MVW US Holdings in exchange for common stock and preferred stock of MVW US Holdings. Marriott International will sell all of the preferred stock of MVW US Holdings to one or more third-party investors prior to completion of the spin-off. The formation of MVW US Holdings and the sale of the preferred stock of MVW US Holdings have been structured in a manner that is intended to result, for U.S. federal income tax purposes, in the recognition of significant built-in losses in properties used in the vacation ownership and related residential businesses. These losses should be available to Marriott International’s U.S. federal consolidated group despite the intended tax-free treatment of the distribution of our common stock to Marriott International shareholders. The recognition of these built-in losses is not a condition to the spin-off. In addition, we have transferred the net proceeds from our first draw under the Warehouse Credit Facility to Marriott International in settlement of certain intercompany account balances.

The diagram below, simplified for illustrative purposes, shows the current structure of the entities conducting our businesses:	The diagram below, simplified for illustrative purposes, shows the structure of the entities conducting our businesses immediately after completion of the internal reorganization and sale of the preferred stock:

Distribution of Shares of Our Common Stock

Under the Separation and Distribution Agreement, the distribution will be effective as of 12:01 a.m., Eastern time, on                     , 2011, the distribution date. As a result of the spin-off, on the distribution date, each holder of Marriott International common stock will receive one share of our common stock for every              shares of Marriott International common stock that the shareholder owns as of the record date. In order to receive shares of our common stock in the spin-off, a Marriott International shareholder must be a shareholder at the close of business of the NYSE on                     , the record date. The diagram below shows the structure, simplified for illustrative purposes, of Marriott International and Marriott Vacations Worldwide immediately after completion of the spin-off:

On the distribution date, Marriott International will release the shares of our Marriott Vacations Worldwide common stock to our distribution agent to distribute to Marriott International shareholders as of the record date. Our distribution agent will establish book-entry accounts for record holders of Marriott International common stock and credit to such accounts the shares of our common stock distributed to such holders. Our distribution agent will send these shareholders, including any registered holder of shares of Marriott International common stock represented by physical share certificates on the record date, a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records that does not use physical stock certificates. For shareholders who own Marriott International common stock through a broker or other nominee, their broker or nominee will credit their shares of our common stock to their accounts. We expect that it will take the distribution agent up to one week to electronically issue shares of our common stock to Marriott International shareholders or their bank or brokerage firm by way of direct registration in book-entry form. Any delay in the electronic issuance of Marriott Vacations Worldwide shares by the distribution agent will not affect trading in Marriott Vacations Worldwide common stock. As further discussed below, we will not issue fractional shares of our common stock in the distribution. Following the spin-off, shareholders who hold shares in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time.

Marriott International shareholders will not be required to make any payment or surrender or exchange their shares of Marriott International common stock or take any other action to receive their shares of our common stock.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Marriott International shareholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Marriott International shareholders who would otherwise have received fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. We will be responsible for payment of any brokerage fees, which we do not expect will be material to us. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes, but you should consult your own tax advisor as to the receipt of such cash based on your particular circumstances. We describe the material U.S. federal income tax consequences of the distribution in more detail under “—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following discussion summarizes the material U.S. federal income tax consequences of the distribution to holders of Marriott International common stock that are United States persons for U.S. federal income tax purposes and certain other matters. Holders of Marriott International common stock that are not United States persons may be taxable on the distribution with different tax consequences than those described below and are urged to consult their tax advisors regarding the tax treatment to them under relevant non-U.S. tax law. Further, this summary may not be applicable to shareholders who received their Marriott International common stock pursuant to the exercise of employee stock options, under an employee stock purchase plan or otherwise as compensation. This discussion is based on the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS, and all other applicable authorities as of the date of this information statement, all of which are subject to change, possibly with retroactive effect, and does not discuss U.S. state or local or non-U.S. laws.

The following discussion may not describe all of the tax consequences that may be relevant to a holder of Marriott International common stock in light of such shareholder’s particular circumstances or to shareholders subject to special rules. In addition, this summary is limited to shareholders that hold their Marriott International common stock as a capital asset within the meaning of Section 1221 of the Code (generally, assets held for investment). Thus, we urge each shareholder to consult his or her tax advisor as to the particular consequences of the distribution to such shareholder, including the application of U.S. state and local and non-U.S. tax laws, and as to possible changes in tax laws that may affect the tax consequences described in this information statement.

Marriott International has applied for a private letter ruling from the IRS to the effect that, on the basis of certain facts presented, and representations and assumptions set forth in the request submitted to the IRS for such ruling, the distribution of Marriott Vacations Worldwide common stock will qualify as a distribution that is generally tax-free under Sections 368(a)(1)(D) and/or 355 of the Code. Shearman & Sterling LLP, our special tax counsel, will render an opinion on certain aspects of the tax treatment of the distribution not addressed by the IRS in the private letter ruling.

Treatment of the Distribution

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, for holders of Marriott International common stock that are United States persons, the principal U.S. federal income tax consequences of the distribution will be as follows:

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no gain or loss will be recognized by, and no amount will be includible in the income of, a holder of Marriott International common stock solely as a result of the receipt of Marriott Vacations Worldwide common stock in the distribution;

•

no gain or loss will be recognized by, and no amount will be includible in the income of, Marriott International as a result of the distribution, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under Treasury regulations relating to consolidated groups;

•	the holding period for the Marriott Vacations Worldwide common stock received in the distribution will include the period during which the Marriott International common stock was held; and

•

the tax basis of Marriott International common stock held by a Marriott International shareholder immediately prior to the distribution will be apportioned, based upon relative fair market values at the time of the distribution, between such Marriott International common stock and the Marriott Vacations Worldwide common stock received, including any fractional share of Marriott Vacations Worldwide common stock deemed received by such shareholder in the distribution.

Although the private letter ruling relating to the qualification of the distribution as a tax-free transaction generally is binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions and future events. In addition, an opinion of tax counsel is not binding on the IRS. If the IRS subsequently holds the distribution to be taxable (for example, because of noncompliance with representations or future events), the foregoing consequences would not apply and the distribution could be taxable to Marriott International and Marriott International shareholders, as described below. Additionally, certain future events that may or may not be within the control of Marriott International or us, including certain extraordinary purchases of Marriott International common stock or our common stock, could cause the spin-off not to qualify as tax-free to Marriott International and/or Marriott International shareholders. For example, if one or more persons were to acquire a 50 percent or greater interest in our stock or in the stock of Marriott International as part of a plan or a series of related transactions of which the distribution is a part, the distribution would be taxable to Marriott International, as described below, although not necessarily to Marriott International shareholders. Further, certain sales and redemptions of our common stock for cash or other property (other than certain stock-for-stock acquisitions and other permitted transactions) and certain asset dispositions by us following the distribution may cause the distribution to fail to qualify for non-recognition treatment and thus the distribution would be taxable to both Marriott International and Marriott International shareholders. Depending on the event, we may have to indemnify Marriott International for some or all of the taxes and losses resulting from the distribution not qualifying for non-recognition treatment under Sections 368(a)(1)(D) and/or 355 of the Code. If the distribution does not qualify for non-recognition treatment under Section 355 of the Code, then:

•

each holder of Marriott International common stock who receives shares of our common stock in the distribution would be treated as if such shareholder received a taxable distribution equal to the full value of the shares of our common stock received, taxed as a dividend to the extent of such shareholder’s pro rata share of Marriott International’s current and accumulated earnings and profits (including the gain to Marriott International described in the following bullet point) and then treated as a non-taxable return of capital to the extent of the holder’s tax basis in the Marriott International common stock and finally as capital gain, and

•

Marriott International would recognize a taxable gain equal to the excess of the fair market value of our common stock on the date of the distribution over the tax basis of Marriott International therein.

Under current U.S. federal income tax law, individual citizens or residents of the United States currently are subject to U.S. federal income tax on dividends at a maximum rate of 15 percent (assuming certain holding period requirements are met) and long-term capital gains (i.e., capital gains on assets held for more than one year) at a maximum rate of 15 percent.

Cash in Lieu of Fractional Shares

No fractional shares of our common stock will be issued in the distribution to you. All fractional shares resulting from the distribution will be aggregated and sold by the distribution agent, and the proceeds will be distributed to the Marriott International shareholders that otherwise would have received such fractional shares. A Marriott International shareholder who receives cash instead of a fractional share of our common stock as a part of the distribution generally will recognize capital gain or loss measured by the difference between the cash received for such fractional share and the shareholder’s tax basis in the fractional share as described above. Any such capital gain or loss will be treated as a long-term or short-term gain or loss based on the shareholder’s holding period for the Marriott International common stock with respect to which the shareholder received the distribution of our common stock. Payments of cash in lieu of a fractional share of our common stock made in connection with the distribution may, under certain circumstances, be subject to backup withholding of U.S. federal income tax (currently at a rate of 28 percent) unless a shareholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Information Reporting

Current Treasury regulations require certain Marriott International shareholders with significant ownership in Marriott International that receive our common stock pursuant to the distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the distribution of Section 355 of the Code. Marriott International will provide to holders of record of Marriott International common stock information necessary to comply with such requirement.

Treatment of MVW US Holdings Formation

The formation of MVW US Holdings and the sale of the preferred stock of MVW US Holdings have been structured in a manner that is intended to result, for U.S. federal income tax purposes, in the recognition of significant built-in losses in properties used in the vacation ownership and related residential businesses, despite the intended tax-free treatment of the distribution of our common stock to Marriott International shareholders. Marriott International has applied to the IRS for a private letter ruling regarding the U.S. federal income tax treatment of the formation of MVW US Holdings, including the recognition of such built-in losses. The intended treatment of the formation of MVW US Holdings would permit Marriott International (through its U.S. federal consolidated group) rather than Marriott Vacations Worldwide (through its U.S. federal consolidated group) to recognize such built-in losses and take them into account in computing taxable income or loss. The tax basis of the properties for which such losses are recognized will be equal to their fair market values as of the formation of MVW US Holdings. While any private letter ruling Marriott International receives providing that the built-in losses will be recognized and taken into account generally is binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions and the IRS could subsequently hold otherwise (for example, because of the inaccuracy of an assumption), in which case Marriott International (through its U.S. federal consolidated group) could have substantially greater taxable income.

Ownership of Marriott Vacations Worldwide Common Stock

A holder of our common stock that is not a United States person could be subject to U.S. federal income tax on gain from a disposition of our common stock if we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-United States person’s holding period for our common stock. We anticipate that we will be a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests. Even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, a non-United States person’s disposition of our common stock generally will not be subject to U.S. federal income tax provided that such non-United States person does not actually or constructively hold more than 5 percent of such regularly traded common stock during the applicable period.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly owned company. Immediately following the spin-off, we expect to have approximately                      record holders of shares of our common stock and approximately                      shares of our common stock outstanding, based on the number of shareholders of record and outstanding shares of Marriott International common stock on                     , 2011. The figures assume no exercise of outstanding options and exclude any shares of Marriott International common stock held directly or indirectly by Marriott International. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Marriott International options and repurchase by Marriott International of Marriott International shares between the date the Marriott International board of directors declares the dividend for the distribution and the record date for the distribution.

For information about options to purchase shares of our common stock that will be outstanding after the distribution, see “—Treatment of Share-Based Awards” and “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off—Employee Benefits and Other Employment Matters Allocation Agreement.”

Before the spin-off, we will enter into several agreements with Marriott International to effect the spin-off and provide a framework for our relationship with Marriott International after the spin-off. These agreements will govern the relationship between us and Marriott International after completion of the spin-off and provide for the allocation between us and Marriott International of Marriott International’s assets, liabilities and obligations. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off.”

Market for Our Common Stock

There is currently no public market for our common stock. We intend to apply to list our common stock on the NYSE under the symbol “VAC.” A condition to the distribution is the listing of our common stock on a national securities exchange approved by Marriott International.

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, there will be two markets in Marriott International common stock: a “regular-way” market and an “ex-distribution” market. Shares of Marriott International common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed in the distribution. Therefore, if you sell shares of Marriott International common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. If you own shares of Marriott International common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including through the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Marriott International common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Marriott International shareholders on the distribution date. If you owned shares of Marriott International common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the shares of Marriott International common stock you own, on the when-issued market. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular-way trading will begin.

Treatment of Share-Based Awards

Marriott International maintains outstanding equity awards for its common stock in the form of stock options, stock appreciation rights (“SARs”), restricted stock units, restricted stock, deferred stock arrangements and deferred bonus stock under the Marriott International, Inc. Stock and Cash Incentive Plan (the “Marriott Stock Plan”). Pursuant to the Employee Benefits and Other Employment Matters Allocation Agreement between us and Marriott International, Marriott International will continue to maintain the Marriott Stock Plan on and after the distribution date, and we will establish a separate stock and incentive cash compensation plan (the “Marriott Vacations Worldwide Stock Plan”), effective as of a date shortly before the spin-off.

Effective as of the distribution date, persons holding awards other than options or SARs under the Marriott Stock Plan (the “Marriott Stock Awards”) will receive awards under the Marriott Vacations Worldwide Stock Plan (the “Marriott Vacations Worldwide Stock Awards”) in a ratio of one share of Marriott Vacations Worldwide common stock subject to Marriott Vacations Worldwide Stock Awards for each              shares of Marriott International common stock subject to the Marriott Stock Awards, with terms and conditions substantially similar to the terms and conditions applicable to the Marriott Stock Awards. The Marriott Stock Awards will continue to remain outstanding in accordance with their material terms and conditions. This adjustment providing for Marriott Vacations Worldwide Stock Awards is intended to preserve the aggregate fair market value of the Marriott Stock Awards.

In addition, effective as of the distribution date, stock options and SARs granted under the Marriott Stock Plan will be converted into adjusted Marriott International stock options or SARs under the Marriott Stock Plan and Marriott Vacations Worldwide stock options or SARs issued under the Marriott Vacations Worldwide Stock Plan. The exercise prices of the adjusted Marriott International stock options and SARs and the Marriott Vacations Worldwide stock options and SARs, and the number of shares subject to such awards, will reflect a conversion ratio that is designed so that the difference between the market price of Marriott International common stock and the exercise price of an award immediately prior to the distribution date will equal the difference between the market prices of Marriott International and Marriott Vacations Worldwide common stock and the adjusted awards’ exercise prices immediately after the distribution. The exact adjustment formula, which is designed to satisfy tax and accounting standards, is set forth in Section              of the Employee Benefits and Other Employment Matters Allocation Agreement between us and Marriott International. The terms and conditions of the adjusted Marriott International stock options and SARs and the Marriott Vacations Worldwide stock options and SARs will be substantially similar to the terms and conditions applicable to the original Marriott International stock options and SARs.

With respect to each of the awards described above, after the distribution date, service with Marriott International and/or Marriott Vacations Worldwide will be treated as continuous service with respect to the awards, as specified in the Employee Benefits and Other Employment Matters Allocation Agreement. Thus, the vesting, exercisability and forfeiture of the awards generally will be determined taking into account all such service.

See “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off—Employee Benefits and Other Employment Matters Allocation Agreement” for more information.

Debt Incurrence and Other Financing Arrangements

We expect to have two secured revolving credit facilities in place at the time of the spin-off, the Revolving Corporate Credit Facility and the Warehouse Credit Facility, with aggregate borrowing capacity of $500 million. On September 28, 2011, we closed the Warehouse Credit Facility, and on October 5, 2011 we made our first draw on the facility. We transferred the net proceeds of $122 million from the draw to Marriott International in settlement of certain intercompany account balances. In addition, our subsidiary, MVW US Holdings, will issue approximately $40 million in mandatorily redeemable preferred stock to Marriott International as part of the internal reorganization, and that Marriott International will sell all of the preferred stock to one or more third-party investors prior to completion of the spin-off. See “Description of Material Indebtedness and Other Financing Arrangements” for details on the credit facilities and the preferred stock.

Conditions to the Spin-Off

We expect that the spin-off will be effective as of 12:01 a.m., Eastern time, on                     , 2011, the distribution date, provided that the following conditions are either satisfied or waived by Marriott International:

•

the board of directors of Marriott International, in its sole and absolute discretion, has authorized and approved the spin-off (including the internal reorganization) and not withdrawn such authorization and approval, and has declared the dividend of our common stock to Marriott International shareholders;

•	the Separation and Distribution Agreement and each ancillary agreement contemplated by the Separation and Distribution Agreement have been executed by each party thereto;

•

our registration statement on Form 10, of which this information statement is a part, has become effective under the Exchange Act, no stop order suspending that effectiveness is in effect, and no proceedings for such purpose are pending before or threatened by the SEC;

•	our common stock has been accepted for listing on a national securities exchange approved by Marriott International, subject to official notice of issuance;

•	the internal reorganization (as described in “—Manner of Effecting the Spin-Off—Internal Reorganization”) has been completed;

•

Marriott International has received an opinion from its tax counsel, in form and substance acceptable to Marriott International, and a private letter ruling from the IRS, each of which remains in full force and effect, that the distribution of shares of Marriott Vacations Worldwide common stock will not result in recognition, for U.S. federal income tax purposes, of income, gain or loss to Marriott International or Marriott International shareholders, except, in the case of Marriott International shareholders, for cash received in lieu of fractional shares of Marriott Vacations Worldwide common stock;

•	this information statement has been mailed to the Marriott International shareholders;

•

Marriott Vacations Worldwide’s restated certificate of incorporation and restated bylaws, each in the form filed as exhibits to the Form 10 of which this information statement is a part, are in effect;

•	Marriott Vacations Worldwide’s board of directors consists of the individuals identified in this information statement as directors of Marriott Vacations Worldwide;

•

Marriott Vacations Worldwide has received resignations, effective immediately after the distribution, of each individual (other than Deborah Marriott Harrison) who will be an employee of Marriott International or one of its subsidiaries after the distribution and who will be an officer or director of Marriott Vacations Worldwide or one of its subsidiaries immediately prior to the distribution;

•	Marriott Vacations Worldwide has entered into the Revolving Corporate Credit Facility and the Warehouse Credit Facility;

•	Marriott International has received an opinion, in form and substance acceptable to Marriott International, as to the solvency of Marriott International and Marriott Vacations Worldwide;

•

no order, injunction or decree that would prevent the consummation of the distribution is threatened, pending or issued (and still in effect) by any governmental authority of competent jurisdiction, no other legal restraint or prohibition preventing consummation of the distribution is pending, threatened, issued or in effect and no other event has occurred or failed to occur that prevents the consummation of the distribution; and

•	any material governmental approvals and other consents necessary to consummate the spin-off have been obtained.

The fulfillment of the foregoing conditions will not create any obligation on Marriott International’s part to effect the spin-off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained. Marriott International has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Marriott International determines, in its sole discretion, that the spin-off is not in the best interests of Marriott International or its shareholders, or that it is not advisable for us to separate from Marriott International.

Solvency Opinion

Marriott International’s board of directors has engaged Duff & Phelps, LLC (“Duff & Phelps”), a nationally recognized, independent financial advisory firm, to deliver an opinion to Marriott International and its board of directors regarding the solvency and capitalization of Marriott International immediately before the distribution and each of Marriott International and Marriott Vacations Worldwide immediately following the distribution. The draft form of this opinion is attached to this information statement as Annex A. Marriott International expects that Duff & Phelps will deliver this opinion prior to the distribution of this information statement to Marriott International shareholders, but delivery of the opinion is subject to the firm’s completion of its due diligence and financial analysis. Marriott International also expects that Duff & Phelps will confirm its opinion immediately prior to the completion of the distribution. The opinion will set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the preparation of its opinion.

With regard to the rendering of Duff & Phelps’ solvency opinion, Marriott International asked Duff & Phelps to determine whether, as of the date of its opinion:

•

the fair value of the aggregate assets of Marriott International immediately before consummation of the distribution, and of each of Marriott International and Marriott Vacations Worldwide immediately after consummation of the distribution, will exceed their respective total liabilities (including contingent liabilities);

•

the present fair saleable value of the aggregate assets of Marriott International immediately before consummation of the distribution, and of each Marriott International and Marriott Vacations Worldwide immediately after consummation of the distribution, will be greater than their respective probable liabilities on their debts as such debts become absolute and matured;

•

each of Marriott International and Marriott Vacations Worldwide, immediately after consummation of the distribution, should be able to pay their respective debts and other liabilities (including contingent liabilities and other commitments) as they mature;

•

each of Marriott International and Marriott Vacations Worldwide, immediately after consummation of the distribution, will not have unreasonably small capital for the businesses in which they are engaged, as managements of Marriott International and Marriott Vacations Worldwide have indicated such businesses are now conducted and have indicated their businesses are proposed to be conducted following consummation of the distribution;

•

the excess of the fair value of aggregate assets of Marriott International, immediately before consummation of the distribution, over the total identified liabilities (including contingent liabilities) of Marriott International is equal to or exceeds the fair value of the distribution plus the stated capital of Marriott International (as such capital is calculated pursuant to Section 154 of the DGCL); and

•

the excess of the fair value of aggregate assets of Marriott International, immediately after consummation of the distribution, over the total identified liabilities (including contingent liabilities) of Marriott International is equal to or exceeds the stated capital of Marriott International (as such capital is calculated pursuant to Section 154 of the DGCL).

Reason for Furnishing this Information Statement

We are furnishing this information statement to you, as a Marriott International shareholder entitled to receive shares of our common stock in the spin-off, for the sole purpose of providing you with information about us. This information statement is not, and you should not consider it, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Marriott International nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There is no public market for our common stock, and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis beginning on or shortly before the record date and continuing through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Marriott International common stock at the close of business on the record date, you will be entitled to receive shares of our common stock distributed in the spin-off. You may trade this entitlement to receive shares of our common stock, without the shares of Marriott International common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading of our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the NYSE under the ticker symbol “VAC.” We will announce our when-issued trading symbol when and if it becomes available.

We also anticipate that, beginning on or shortly before the record date and continuing up to and including the distribution date, there will be two markets in Marriott International common stock: a “regular-way” market and an “ex-distribution” market. Shares of Marriott International common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed in the distribution. Therefore, if you sell shares of Marriott International common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Marriott International common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will not be selling the right to receive shares of our common stock in connection with the spin-off and you will still receive such shares of our common stock.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Trading prices for our common stock may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the vacation ownership industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Relating to Our Common Stock” for further discussion of risks relating to the trading prices of our common stock.

Transferability of Shares of Our Common Stock

On                 , 2011, Marriott International had              shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately              shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own             shares of our common stock. In addition, individuals who are affiliates of Marriott International on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date the registration statement of which this information statement is a part has become effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

In the future, we may adopt new stock option and other equity-based award plans and issue options to purchase shares of our common stock and other share-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued under awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution, none of our common stock will be outstanding on or immediately after the spin-off and there are no registration rights agreements existing for our common stock.

DIVIDEND POLICY

We do not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. We anticipate that the credit agreements relating to our revolving credit facilities will include restrictions on our ability to pay dividends. The terms of agreements governing debt that we may incur in the future may also limit or prohibit dividend payments. Accordingly, we cannot assure you that we will either pay dividends in the future or continue to pay any dividend that we may commence in the future.

CAPITALIZATION

The following table presents our historical capitalization at June 17, 2011 and our pro forma capitalization at that date reflecting the spin-off and the related transactions and events described in this information statement as if the spin-off and the related transactions and events had occurred on June 17, 2011.

We are providing the capitalization table below for informational purposes only. You should not construe it as indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below also may not reflect the capitalization or financial condition that would have resulted had we been operated as a separate, independent entity at that date or our future capitalization or financial condition.

You should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical Combined Financial Statements and accompanying notes included elsewhere in this information statement.

($ in millions)	As of June 17, 2011
	Historical	Pro Forma
Securitized vacation ownership debt	$895	$895
Other debt:
Revolving credit facility	—	—
Warehouse facility	—	79
Other	3	3
Preferred shares subject to mandatory redemption	—	40

Total debt and preferred shares subject to mandatory redemption	898	1,017
Divisional equity(1)	1,916	1,498

Total capitalization	$2,814	$2,515

(1)	Divisional equity includes Accumulated other comprehensive income and Net Parent Investment (as defined in Footnote No. 13, “Net Parent Investment,” of the Notes to our annual Combined Financial Statements). See Footnote No. 14, “Subsequent Events,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables present a summary of selected historical combined financial data for the periods indicated below. The selected historical combined statements of operations for the fiscal years 2007 and 2006 and the selected combined balance sheet data for fiscal years 2008, 2007 and 2006 are derived from our unaudited combined financial statements, which are not included in this information statement. The selected historical combined statements of operations for each of the three fiscal years 2010, 2009 and 2008, and the selected combined balance sheet data for fiscal years 2010 and 2009 are derived from our audited Combined Financial Statements, which are included elsewhere in this information statement.

The selected historical combined financial data for the first fiscal halves of 2011 and 2010 are derived from our unaudited interim Combined Financial Statements, which are included elsewhere in this information statement. We have prepared our unaudited combined financial statements on the same basis as our audited financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The selected historical combined financial data as of and for the first fiscal halves of 2011 and 2010 are not necessarily indicative of the results that may be obtained for a full year.

Our historical financial statements include allocations of certain expenses from Marriott International, including expenses for costs related to functions such as treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, real estate, shared information technology systems, corporate governance activities and centrally managed employee benefit arrangements. These costs may not be representative of the future costs we will incur as an independent, public company, and do not include certain additional costs we may incur as a public company that we do not incur as a private company.

The financial statements included in this information statement may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance. The following table includes EBITDA and Adjusted EBITDA, which are financial measures we use in our business that are not calculated or presented in accordance with GAAP, but we believe these measures are useful to help investors understand our results of operations. We explain these measures and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP in Footnote No. 4 to the following table.

In presenting the financial data in conformity with GAAP, we are required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates,” included elsewhere in this information statement for detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Between 2006 and 2010, we completed a number of acquisitions and dispositions, the results of operations and financial position of which have been included beginning from the relevant acquisition or disposition dates. See Footnote No. 7, “Acquisitions and Dispositions,” of the Notes to our annual Combined Financial Statements for a more detailed discussion of these acquisitions and dispositions.

In 2009 and 2008, we incurred restructuring charges of $44 million and $19 million, respectively. In addition, we recorded an impairment reversal of $5 million in the 2011 first half and impairment charges related to inventory and property and equipment in 2010, 2009 and 2008 of $15 million, $623 million and $44 million, respectively. We also recorded an equity investment impairment charge in 2009 of $138 million and an impairment reversal of $11 million in 2010 related to our investment in and loans to one joint venture and our estimated liability to fund its losses.

See Footnote No. 16, “Restructuring Costs and Other Charges,” and Footnote No. 17, “Impairment Charges,” of the Notes to our annual Combined Financial Statements for more detailed discussions of these items. See Footnote No. 14, “Subsequent Events,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

The following selected historical financial and other data should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our Combined Financial Statements and related notes included elsewhere in this information statement.

($ in millions)	Twenty-four WeeksEnded		Fiscal Years
	June 17, 2011	June 18, 2010	2010(1)	2009	2008	2007	2006(2)
Statement of operations data:
Total revenues	$751	$745	$1,584	$1,596	$1,916	$2,240	$1,971
Total revenues net of total expenses	61	55	88	(615)	(2)	274	250
Net income (loss) attributable to MVW	35	30	67	(521)	9	178	60
Balance sheet data (end of period):
Total assets	3,492	3,801	3,642	3,036	3,811	3,297	2,733
Total debt	898	1,005	1,022	59	85	132	5
Total liabilities	1,576	1,705	1,738	813	965	1,038	883
Divisional equity	1,916	2,096	1,904	2,223	2,846	2,259	1,850
Other data:
EBITDA(4)	$100	$94	$207	$(720)	$55	$323	$129
Adjusted EBITDA(4)	$78	$61	$155	$85	$118	$323	$129
Contract sales(3):
Vacation ownership	306	329	692	736	1,133	1,352	1,345
Residential products	2	10	13	12	58	49	287

Total before cancellation allowance	308	339	705	748	1,191	1,401	1,632
Cancellation allowance	1	(14)	(20)	(83)	(115)	—	—

Total contract sales	$309	$325	$685	$665	$1,076	$1,401	$1,632

(1)	We adopted the new Consolidation Standard in our 2010 first quarter, which significantly increased our reported notes receivable and debt. See Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our annual Combined Financial Statements.
(2)	We adopted certain provisions of Accounting Standards Codification Topic 978 (previously Statement of Position 04-2, “Accounting for Real Estate Time Sharing Transactions”), in our 2006 first quarter, which we reported in our Statement of Operations as a cumulative effect of change in accounting principle.
(3)	Contract sales represent the total amount of vacation ownership product sales from purchase agreements signed during the period where we have received a downpayment of at least 10 percent of the contract price, reduced by actual rescissions during the period. Contract sales differ from revenues from the sale of vacation ownership products that we report in our Combined Statements of Operations due to the requirements for revenue recognition described above. We consider contract sales to be an important operating measure because it reflects the pace of sales in our business.
(4)

EBITDA, a financial measure which is not prescribed or authorized by GAAP, reflects earnings excluding the impact of interest expense, provision for income taxes, depreciation and amortization. We consider EBITDA to be an indicator of operating performance, and we use it to measure our ability to service debt, fund capital expenditures and expand our business. We also use EBITDA, as do analysts, lenders, investors and others, because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

We also evaluate Adjusted EBITDA, another non-GAAP financial measure, as an indicator of performance. Our Adjusted EBITDA excludes the impact of our 2008 and 2009 restructuring costs and 2008, 2009 and 2010 impairment charges and includes the impact of interest expense associated with our debt from the securitization of our notes receivable. We include the interest expense related to debt from the securitization of our notes receivable in determining Adjusted EBITDA as the debt is secured by notes receivable that have been sold to bankruptcy remote special purpose entities, and is not recourse generally to us or to our business. We evaluate Adjusted EBITDA, which adjusts for these items, to allow for period-over-period comparisons of our ongoing core operations before material charges and is useful to measure our ability to service our non-securitized debt. EBITDA and Adjusted EBITDA also facilitate our comparison of results from our ongoing operations with results from other vacation ownership companies.

EBITDA and Adjusted EBITDA have limitations and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Both of these non-GAAP measures exclude certain cash expenses that we are obligated to make. In addition, other companies in our industry may calculate Adjusted EBITDA differently than we do or may not calculate it at all, limiting Adjusted EBITDA’s usefulness as a comparative measure. The table below shows our EBITDA and Adjusted EBITDA calculations and reconciles those measures with Net Income (Loss).

The following is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Twenty-four Weeks Ended		Fiscal Years
	June 17, 2011	June 18, 2010	2010(1)	2009	2008	2007	2006(2)
Net income (loss)	$35	$30	$67	$(532)	$(16)	$177	$60
Interest Expense	22	28	56	—	—	—	—
Tax provision (benefit), continuing operations	26	18	45	(231)	25	107	29
Depreciation and amortization	17	18	39	43	46	39	40

EBITDA	100	94	207	(720)	55	323	129

Restructuring expenses.	—	—	—	44	19	—	—
Impairment charges:
Impairments.	—	(5)	15	623	44	—	—
Equity investment impairments.	—	—	(11)	138	—	—	—
Consumer financing interest expense	(22)	(28)	(56)	—	—	—	—

	(22)	(33)	(52)	805	63	—	—

Adjusted EBITDA.	$78	$61	$155	$85	$118	$323	$129

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements (together with the related notes) should be read in conjunction with the sections entitled “Business,” “Selected Historical Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical annual and interim Combined Financial Statements and accompanying notes included elsewhere within this Information Statement.

The unaudited pro forma condensed combined financial statements set forth below are based on and have been derived from our historical annual and interim Combined Financial Statements, including the unaudited combined balance sheet as of June 17, 2011, the unaudited combined statement of operations for the twenty-four weeks ended June 17, 2011, and the audited combined statement of operations for 2010, which are included elsewhere within this Information Statement. Our historical financial statements include allocations of certain expenses from Marriott International, including expenses for costs related to functions such as treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, real estate, shared information technology systems, corporate governance activities and centrally managed employee benefit arrangements. These costs may not be representative of the future costs we will incur as an independent, public company, and do not include certain additional costs we may incur as an independent public company.

The unaudited pro forma condensed combined statement of operations gives effect to the spin-off as if it had occurred on January 2, 2010. The unaudited pro forma combined balance sheet gives effect to the spin-off as if it had occurred on June 17, 2011. In management’s opinion, the unaudited pro forma condensed combined financial statements reflect adjustments that are both necessary to present fairly the unaudited pro forma condensed combined statement of operations and the unaudited combined financial position of our business as of and for the periods indicated and are reasonable given the information currently available.

The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what our results from operations or financial position would have been had the transactions contemplated by the Separation and Distribution Agreement occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also should not be considered indicative of our future results of operations or financial position as an independent, public company.

The following unaudited pro forma condensed combined statement of operations and unaudited pro forma combined balance sheet give pro forma effect to the following:

•

the completion by Marriott International of an internal reorganization as a result of which we will own, directly or indirectly, the entities that conduct Marriott International’s vacation ownership business and residential real estate development business, including all liabilities of such businesses at the distribution date;

•	the distribution of our common stock to Marriott International shareholders (assuming a one to ten distribution ratio);

•	our entry into the Revolving Corporate Credit Facility and Warehouse Credit Facility;

•

the issuance by our subsidiary MVW US Holdings of $40 million of Series A mandatorily redeemable preferred stock to Marriott International as part of the internal reorganization (which Marriott International plans to sell to third-party investors at or prior to the distribution, with Marriott International retaining all net proceeds of such sale);

•

our entry into the License Agreements, which require us to pay (i) a fixed annual fee of $50 million plus (ii) 2 percent of the gross sales price paid to us for initial developer sales of interests in vacation ownership units and residential real estate units and 1 percent of resales of interests in vacation ownership units and residential real estate units, in each case that are identified with or use the Marriott or Ritz-Carlton marks; and

•	the retention by Marriott International of a majority of the net operating loss carryforwards we historically generated as of the distribution date.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the twenty-four weeks ended June 17, 2011

($ in millions)

	Historical	Adjustments		Pro Forma
REVENUES
Sales of vacation ownership products, net	$295	$—		$295
Resort management and other services	108	—		108
Financing	80	—		80
Rental	95	—		95
Other	15	—		15
Cost reimbursements	158	—		158

TOTAL REVENUES	751	—		751

EXPENSES
Cost of vacation ownership	116	—		116
Marketing and sales	154	—		154
Resort management and other services	91	—		91
Financing and other	17	—		17
Rental	94	—		94
General and administration	38	—		38
Interest expense	22	6	(B)(C)	28
Royalty fee	—	29	(A)	29
Cost reimbursements	158	—		158

TOTAL EXPENSES	690	35		725

INCOME BEFORE INCOME TAXES	61	(35)		26
Provision for income taxes	(26)	12	(D)	(14)

NET INCOME	$35	$(23)		$12

Basic Outstanding Shares	N/A			36.2	(E)
Basic EPS	N/A			$0.33	(E)

Diluted Outstanding Shares	N/A			37.6	(F)
Diluted EPS	N/A			$0.32	(F)

See accompanying notes to unaudited pro forma condensed combined financial statements.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the fiscal year ended December 31, 2010

($ in millions)

	Historical	Adjustments		Pro Forma
REVENUES
Sales of vacation ownership products, net	$635	$—		$635
Resort management and other services	227	—		227
Financing	188	—		188
Rental	187	—		187
Other	29	—		29
Cost reimbursements	318	—		318

TOTAL REVENUES	1,584	—		1,584

EXPENSES
Cost of vacation ownership products	247	—		247
Marketing and sales	344	—		344
Resort management and other services	196	—		196
Financing and other	44	—		44
Rental	194	—		194
General and administration	82	—		82
Interest expense	56	15	(B)(C)	71
Impairment	15	—		15
Royalty Fee	—	64	(A)	64
Cost reimbursements	318	—		318

TOTAL EXPENSES	1,496	79		1,575

Gains and other income	21	—		21
Equity in losses	(8)	—		(8)
Impairment reversals on equity investment	11	—		11

INCOME BEFORE INCOME TAXES	112	(79)		33
Provision for income taxes	(45)	28	(D)	(17)

NET INCOME	$67	$(51)		$16

Basic Outstanding Shares	N/A			36.3	(E)
Basic EPS	N/A			$0.44	(E)

Diluted Outstanding Shares	N/A			37.8	(F)
Diluted EPS	N/A			$0.42	(F)

See accompanying notes to unaudited pro forma condensed combined financial statements.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 17, 2011

($ in millions)

	Historical	Adjustments			Pro Forma
ASSETS
Cash and cash equivalents	$25	$			$25
Restricted cash (including $61 from VIEs)	75		—		75
Accounts and contracts receivable (net of allowance of $1)	97		—		97
Notes receivable (including $913 from VIEs)	1,188		—		1,188
Inventory	1,349		—		1,349
Property and equipment	306		—		306
Deferred taxes	316		(308)	(G)	8
Other (including $5 from VIEs)	136		9	(H)(I)	145

Total Assets	$3,492		$(299)		$3,193

LIABILITIES AND DIVISIONAL EQUITY
Accounts payable	$62		$—		62
Advance deposits	57		—		57
Accrued liabilities	108		—		108
Deferred revenue	41		—		41
Payroll and benefits liability	61		—		61
Liability for Marriott Rewards loyalty program	198		—		198
Deferred compensation liability	63		—		63
Debt (including $895 from VIEs)	898		79	(J)	977
Preferred shares subject to mandatory redemptions	—		40	(H)	40
Other (including $5 from VIEs)	88		—		88

	1,576		119		1,695

Divisional Equity
Net Parent Investment	1,888		(418)		1,470
Accumulated other comprehensive income	28		—		28

	1,916		(418)		1,498

Total Liabilities and Divisional Equity	$3,492		$(299)		$3,193

The abbreviation VIEs above means Variable Interest Entities.

See accompanying notes to unaudited pro forma condensed combined financial statements.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(A)	Represents the fixed and variable components of the royalty fees of $29 million and $64 million for the twenty-four weeks ended June 17, 2011 and the year ended December 31, 2010, respectively, paid by us under the License Agreements. The fixed fee is $50 million per year and the variable component is 2 percent of the gross sales price paid to us for initial developer sales of interests in vacation ownership units and residential real estate units, plus one percent of the gross sales price paid to us for resales of interests in vacation ownership units and residential real estate units, in each case that are identified with or use the Marriott or Ritz-Carlton marks.

(B)	Reflects incremental interest expense in connection with the following events:

•

Entry into the Revolving Corporate Credit Facility. The interest expense adjustment assumes amortization of debt issuance costs and unused line of credit fees of approximately $2 million and $4 million for the twenty-four weeks ended June 17, 2011 and the year ended December 31, 2010, respectively.

•

Entry into the Warehouse Credit Facility and monthly average borrowings under the Warehouse Credit Facility of $61 million and $137 million for the twenty-four weeks ended June 17, 2011 and the year ended December 31, 2010, respectively. Borrowings under the Warehouse Credit Facility are limited to eligible notes receivable at any point in time. The monthly average borrowings under the Warehouse Credit Facility were estimated based on our historical eligible notes receivable balances for the last 18 months. The applicable interest rate on outstanding borrowings under the Warehouse Credit Facility fluctuates with LIBOR. Interest expense of $2 million and $7 million was calculated assuming an annual average interest rate of 2.69% and 3.48% for the twenty-four weeks ended June 17, 2011 and the year ended December 31, 2010, respectively. The interest expense adjustment assumes amortization of debt issuance costs and unused line of credit fees of approximately $1 million and $3 million for the twenty-four weeks ended June 17, 2011 and the year ended December 31, 2010, respectively.

(C)	Reflects incremental interest expense as a result of the issuance by MVW US Holdings of $40 million of Series A mandatorily redeemable preferred stock to Marriott International, which we assume will pay dividends at a rate of 10% per annum. The adjustment includes $2 million and $4 million of dividend payments and the amortization of initial transaction costs, both of which will be recorded within the interest expense caption of our Statement of Operations on the preferred shares issued by MVW US Holdings for the twenty-four weeks ended June 17, 2011 and the year ended December 31, 2010, respectively, which is not deductible for tax purposes.

(D)	Represents the estimated tax impact of the above royalty and interest adjustments described in (A) and (B) above using a blended federal and state tax rate of 37.5%.

(E)	Pro forma earnings per share and weighted average shares outstanding reflect the estimated number of common shares we expect to be outstanding upon the completion of the distribution (based on an assumed distribution ratio of one share of Marriott Vacations Worldwide common stock for every ten shares of Marriott International common stock).

(F)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect common shares that may be issued in connection with awards granted prior to the distribution under Marriott International equity plans in which our employees participate based on the distribution ratio noted above in (E). While the actual dilutive impact will depend on various factors, we believe the estimate yields a reasonable approximation of the dilutive impact of the Marriott International equity plans.

(G)	This adjustment reflects the deferred tax asset to be recognized by Marriott International in connection with the internal reorganization prior to the spin-off, as of June 17, 2011.

(H)

Represents the issuance of $40 million of Series A mandatorily redeemable preferred shares by MVW US Holdings to Marriott International which we assume will pay dividends at a rate of 10% per annum and related capitalized issuance costs of $2 million. Marriott International intends to sell these preferred shares to third parties at or prior to the distribution date and will retain all net proceeds of such sale.

(I)	Represents the estimated fees and costs expected to be incurred and capitalized of $7 million in connection with the Revolving Corporate Credit Facility and the Warehouse Credit Facility.

(J)	Represents an advance of $79 million under the Warehouse Credit Facility at June 17, 2011, based on the principal amount of eligible notes receivable at that date and an assumed advance rate of 80%.

See Footnote No. 14, “Subsequent Events,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

We will enter into agreements for Marriott International to provide certain services on a short-term transitional basis, including payroll, accounts payable and fixed asset accounting services and access to the software required to receive such services. Our future costs have not been finalized for these services. We expect to be charged based on the incremental resources required by Marriott International to provide them or on an allocation based on usage of such software and services. We expect our incremental ongoing costs for these services will be less than $1 million per annum over current levels.

Prior to and as part of the spin-off, we may incur up to $5 million of information technology costs.

BUSINESS

Overview

We are a worldwide developer, marketer, seller and manager of vacation ownership resorts and vacation club, destination club and exchange programs, principally under the “Marriott” and “Ritz-Carlton” brands and trademarks, which we will license after the spin-off from Marriott International and Ritz-Carlton. When our spin-off from Marriott International is complete, we expect to be the world’s largest company whose business is focused almost entirely on vacation ownership, based on number of owners, number of resorts and revenues.

We generate most of our revenues from four primary sources: selling vacation ownership products; managing our resorts; financing consumer purchases of vacation ownership products; and renting vacation ownership inventory. As of December 31, 2010, we had 64 vacation ownership resorts (under 71 separate resort management contracts) in the United States and eight other countries and territories and approximately 400,000 owners of our vacation ownership and residential products.

Under our License Agreement with Marriott International, after the spin-off we will have the exclusive right to develop, market, sell and manage vacation ownership and related products under the Marriott Vacation Club and Grand Residences by Marriott brands. Under our License Agreement with Ritz-Carlton, after the spin-off we will have the exclusive right to develop, market and sell vacation ownership and related products under The Ritz-Carlton Destination Club brand and the non-exclusive right to develop, market and sell whole ownership residential products under the Ritz-Carlton Residences brand. Ritz-Carlton generally will provide on-site management for Ritz-Carlton branded properties.

Our strategic goal is to further strengthen our leadership position in the vacation ownership industry. We believe that we have significant competitive advantages, including our scale and global reach, a dual product platform that includes both upscale and luxury tier products, the quality and strength of the Marriott and Ritz-Carlton brands, our loyal and highly satisfied customer base, our long-standing track record and our experienced management team. Our strategy focuses on leveraging our globally recognized brand names and existing customer base to grow sales; maximizing our cash flow by more closely matching inventory development with sales pace; maintaining and improving the satisfaction of our owners, guests and associates; disposing of excess assets and selectively pursuing “asset light” deals; and selectively pursuing new business opportunities.

The Vacation Ownership Industry

The vacation ownership industry (also known as the timeshare industry) enables customers to share ownership and use of fully-furnished vacation accommodations. Typically, a vacation ownership purchaser acquires either a fee simple interest in a property (or collection of properties), which gives the purchaser title to a fraction of a unit, or a right to use a property for a specific period of time. These rights may consist of a deeded interest in a specified accommodation unit, an undivided interest in a building or resort, or an interest in a trust that owns one or more resorts. Generally, a vacation ownership purchaser’s fee simple interest in or right to use a property is referred to as a “vacation ownership interest.” By purchasing a vacation ownership interest, owners make a commitment to vacation. For many vacation ownership interest purchasers, vacation ownership is an attractive vacation alternative to traditional lodging accommodations at hotels. By purchasing a vacation ownership interest, owners can avoid the volatility in room rates to which lodging customers are subject. Owners can also enjoy vacation ownership accommodations that are, on average, more than twice the size of traditional hotel rooms and typically have more amenities, such as kitchens, than traditional hotel rooms. Other vacation ownership purchasers find vacation ownership preferable to owning a second home because vacation ownership is more convenient and offers greater flexibility.

Typically, developers sell vacation ownership interests for a fixed purchase price that is paid in full at closing. Many vacation ownership companies provide financing or facilitate access to third-party bank financing for customers. Vacation ownership resorts are often managed by a nonprofit property owners’ association in which owners of vacation ownership interests participate. Most property owners’ associations are governed by a board of trustees or directors that includes representatives of the owners, which may include the developer for so long as the developer owns interests in the resort. Some vacation ownership resorts are held through a trust structure in which a trustee holds title to the resort and manages the resort. The board of the property owners’ association, or trustee, as applicable, typically delegates much of the responsibility for managing the resort to a management company, which may be affiliated with the developer.

After the initial purchase, most vacation ownership programs require the owner of the vacation ownership interest to pay an annual maintenance fee. This fee represents the owner’s allocable share of the costs and expenses of operating and maintaining the vacation ownership resorts, including management fees and expenses, taxes, insurance, and other related costs, and of providing program services (such as reservation services). This fee typically includes a property management fee payable to the vacation ownership company for providing management services as well as an assessment for funds to be deposited into a capital asset reserve fund and used to renovate, refurbish and replace furnishings, common areas and other assets (e.g., parking lots or roofs) as needed over time. Owners typically reserve their usage of vacation accommodations in advance through a reservation system (often provided by the vacation ownership company), unless a vacation ownership interest specifies a fixed usage date every year. The vacation ownership industry has grown through expansion of established vacation ownership developers as well as the entrance into this market of well-known lodging and entertainment companies, including Marriott International, Disney, Four Seasons, Hilton, Hyatt, Starwood and Wyndham, which have developed larger resorts as the vacation ownership resort industry has matured. The industry’s growth can also be attributed to increased market acceptance of vacation ownership resorts, stronger consumer protection laws and the evolution of vacation ownership interests from a fixed- or floating-week product, which provides the right to use the same property every year, to membership in multi-resort vacation networks, which offer a more flexible vacation experience. These vacation networks often issue their members an annual allotment of points that the member can redeem in exchange for stays at the vacation ownership resorts included in the network or for other vacation options available through the program.

To enhance the appeal of their products, vacation ownership developers with multiple resorts and/or hotel affiliations typically establish systems that enable owners to use resorts across their resort portfolio, and/or their affiliated hotel networks. In addition to these resort systems, developers of all sizes typically also affiliate with vacation ownership exchange companies in order to give customers the ability to exchange their rights to use the developer’s resorts into a broader network of resorts. The two leading exchange service providers are Interval International, with which we are associated, and Resort Condominium International. Interval International’s and Resort Condominium International’s networks include over 2,600 and 3,700 affiliated resorts, respectively, as identified on each company’s website.

According to the American Resort Development Association (“ARDA”), a trade association representing the vacation ownership and resort development industries, as of December 31, 2010, the U.S. vacation ownership community was comprised of approximately 1,548 resorts, representing approximately 197,600 units and an estimated 8.1 million vacation ownership week equivalents. The vacation ownership industry grew steadily between 1975 and 2008, with sales increasing from $0.1 billion in 1975 to $9.7 billion in 2008, according to ARDA. During the global recession of 2008 and 2009, the pace of growth slowed, with sales declining from $9.7 billion in 2008 to $6.3 billion in 2009. According to ARDA, the industry began to recover in 2010, with sales stabilizing at $6.4 billion. We believe there is considerable potential for further growth in the vacation ownership industry. According to ARDA’s 2010 Market Sizing Survey conducted in January 2010, approximately 7 percent of all U.S. households own a vacation ownership interest.

We believe that competition in the vacation ownership industry is based primarily on the quality, number and location of vacation ownership resorts, trust in the brand, the pricing of product offerings and the availability of program benefits, such as exchange programs and access to affiliated hotel networks. Vacation ownership is a leisure vacation option that is positioned and sold as an attractive alternative to vacation rentals (e.g., hotels, resorts and condominium rentals) and second home ownership. The various segments within the vacation ownership industry are differentiated by the quality level of the accommodations, range of services and ancillary offerings, and price. Our brands operate in the upscale and luxury tiers of the vacation ownership segment of the industry and the upscale and luxury tiers of the whole ownership segment (also referred to as the residential segment) of the industry.

Our History

In 1984, Marriott International’s predecessor, Marriott Corporation, became the first major lodging company to enter the vacation ownership industry with its acquisition of American Resorts, a small vacation ownership company with four U.S. locations and 6,000 owners. Marriott International leveraged its well-known “Marriott” brand to sell one-week vacation ownership intervals, which were frequently located at resorts developed adjacent to Marriott International hotels. The company differentiated its offerings through its high-quality resorts that were purpose-built for vacation ownership, its dedication to excellent customer service and its commitment to ethical business practices. These qualities encouraged repeat business and word-of-mouth customer referrals.

Marriott International, working with ARDA, also encouraged the enactment of responsible consumer-protection legislation and state regulation that enhanced the reputation and respectability of the overall vacation ownership industry. As Marriott International’s vacation ownership business expanded, it provided new and existing owners with a growing variety of vacation experiences and resort locations. We believe that, over time, Marriott International’s vacation ownership products and services helped improve the public perception of the vacation ownership industry. A number of other major lodging companies later entered the vacation ownership business, further enhancing the industry’s image and credibility.

The following timeline notes significant steps in the evolution of our business and product offerings to date:

From 1984 to 2010, our gross vacation ownership sales grew at a 16 percent compound annual rate, from total contract sales of $14 million in 1984 to $705 million in 2010. Beginning in 2008, the global recession dramatically reduced vacation ownership industry demand, particularly in the United States. Disruptions in the mortgage-backed securitization market made it difficult to securitize consumer financing receivables, including vacation ownership loans. We responded to these changes by adjusting our marketing and sales approach to focus on higher yielding marketing channels and customers having a higher affinity for the Marriott brand. We closed less productive sales offices, significantly reduced inventory development activities and eliminated consumer financing incentives. We increased cash flow by reducing overhead and capital expenditures. Despite the difficult economy, our business generated $67 million in after-tax earnings and $383 million in cash flow from operations in 2010. As of December 31, 2010, approximately 400,000 owners owned one or more of our vacation ownership and residential products.

Given our improved operating efficiency and profitability, significant available inventory and the successful launch of the MVCD program, Marriott International believed the timing was right to launch Marriott Vacations Worldwide as an independent company. In February 2011, Marriott International announced its intention to spin-off its vacation ownership business to its shareholders through a special dividend.

Marriott Vacations Worldwide Corporation was incorporated in Delaware in June 2011. Our corporate headquarters is located in Orlando, Florida.

Our Brands

We design, build, manage and maintain our properties at upscale and luxury levels in accordance with the Marriott International and Ritz-Carlton brand standards that we must comply with under the License Agreements. For a further discussion of these requirements please refer to “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off.”

We offer our products under four brands:

The Marriott Vacation Club brand is our signature offering in the upscale tier of the vacation ownership industry. Marriott Vacation Club resorts typically combine many of the comforts of home, such as spacious accommodations with one-, two- and three- bedroom options, living and dining areas, in-unit kitchens and laundry facilities, with resort amenities such as large feature swimming pools, restaurants and bars, convenience stores, fitness facilities and spas, as well as sports and recreation facilities appropriate for each resort’s unique location. As of December 31, 2010, this system of resorts consisted of 53 resorts in 33 destinations in the United States and six other countries and territories.

The Marriott Vacation Club products are currently marketed for sale throughout the United States and in over 40 countries around the world, targeting customers who vacation regularly with a focus on family, relaxation and recreational activities. We offer this brand primarily in a points-based format and to a lesser extent as weekly intervals.

Grand Residences by Marriott is an upscale tier vacation ownership and whole ownership residence brand. Our vacation ownership products under this brand currently include multi-week ownership interests in two locations: Lake Tahoe, California; and London, England. The ownership structure, physical products and usage options for these two locations are similar to those we offer to Marriott Vacation Club owners, although the time period for each Grand Residences by Marriott ownership interest ranges between three and thirteen weeks. We also currently offer whole ownership residential products under this brand in two locations: Panama City, Florida; and Kauai, Hawaii. Three of our Grand Residences by Marriott locations (Lake Tahoe, Panama City and Kauai) are co-located with Marriott Vacation Club resorts.

The Ritz-Carlton Destination Club brand is our vacation ownership offering in the luxury tier of the industry. The Ritz-Carlton Destination Club provides luxurious vacation experiences commensurate with the legacy of the Ritz-Carlton brand. Ritz-Carlton Destination Club resorts typically feature two-, three- and four- bedroom units that generally include marble foyers, walk-in closets and custom kitchen cabinetry, and luxury resort amenities such as large feature pools and full service restaurants and bars. The on-site services, which usually include daily maid service, valet, in-residence dining, and access to fitness facilities as well as spa and sports facilities as appropriate for each destination, are delivered by Ritz-Carlton. As of December 31, 2010, the Ritz-Carlton Destination Club system consisted of ten premier destinations in the United States, the Bahamas and the Caribbean.

Ritz-Carlton Destination Club products are offered in both a points-based resort system format and in multi-week ownership interests with a specific resort preference. In the United States, the predominant form of ownership provides our owners with real estate ownership rights in perpetuity.

The Ritz-Carlton Residences brand is a whole ownership residence brand in the luxury tier of the industry. The Ritz-Carlton Residences include whole ownership luxury residential condominiums and home sites for luxury home construction co-located with four of our Ritz-Carlton Destination Club resorts in the Bahamas; Kapalua, Hawaii; Jupiter, Florida; and San Francisco, California. Owners can typically purchase condominiums that vary in size from one-bedroom apartments to spacious penthouses. Ritz-Carlton Residences are situated in settings ranging from city center locations to golf and beach communities with private homes where residents can avail themselves of the services and facilities that are associated with the co-located Ritz-Carlton Destination Club resort on an a la carte basis. On-site services are delivered by Ritz-Carlton. While the worldwide residential market is very large, the luxurious nature of the Ritz-Carlton Residences properties, the quality and exclusivity associated with the Ritz-Carlton brand, and the hospitality services that we provide all make our Ritz-Carlton Residences properties distinctive.

Our Products

Our Points-Based Vacation Ownership Products

We offer the majority of our Marriott Vacation Club and Ritz-Carlton Destination Club products through three points-based ownership programs: MVCD; The Ritz-Carlton Destination Club; and Marriott Vacation Club, Asia Pacific. While the individual characteristics of each of our points-based programs differ slightly, in each program, owners receive an annual allotment of points representing the owners’ usage rights, and owners can use these points to access vacation ownership units across multiple destinations within their program’s portfolio of resort locations. Each program permits shorter or longer stays than a traditional weeks-based vacation ownership product and provides for flexible check-in days. The MVCD and the Marriott Vacation Club, Asia Pacific programs allow owners to bank and borrow their annual point allotments, as well as access other Marriott Vacation Club locations through internal exchange programs that we and Interval International operate, access Interval International’s approximately 2,600 affiliated resorts, or trade their vacation ownership usage rights for Marriott Rewards Points. Owners can use Marriott Rewards Points to access Marriott International’s system of over 3,500 participating hotels or redeem their Marriott Rewards Points for airline miles or other merchandise offered through the Marriott Rewards customer loyalty program. The Ritz-Carlton Destination Club points-based product allows owners to access the system of Ritz-Carlton Destination Club resorts based on an internal exchange program that we operate, as well as Ritz-Carlton hotels worldwide and a growing list of exchange and vacation travel options.

MVCD owners and Ritz-Carlton Destination Club owners hold an interest in real estate, owned in perpetuity. Our Marriott Vacation Club, Asia Pacific program offers usage for a term of approximately 50 years from the program’s date of launch. In each program, owners receive an annual allotment of vacation club points for the vacation ownership interests purchased, which they redeem for stays at our vacation ownership resorts or for other usage options provided by or available through their respective programs. Members of our points-based programs pay annual fees in exchange for the ability to participate in the program.

Our Weeks-Based Vacation Ownership Products

We continue to sell Marriott Vacation Club branded weeks-based vacation ownership products in select markets, including in countries where legal and tax constraints currently limit our ability to include those locations in the MVCD trust. We offer multi-week vacation ownership interests in specific Ritz-Carlton Destination Club resorts in addition to our points-based offering described above to address demand from some owners for site specific ownership. Our Marriott Vacation Club, Grand Residences by Marriott and Ritz-Carlton Destination Club weeks-based vacation ownership products in the United States and select Caribbean locations are typically sold as fee simple deeded real estate interests at a specific resort representing an ownership interest in perpetuity, except where restricted by leasehold or other structural limitations. We sell vacation ownership interests as a right-to-use product subject to a finite term under the Marriott Vacation Club brand in Europe and Asia Pacific and under the Grand Residences by Marriott brand in Europe.

As part of the launch of the MVCD program in mid-2010, we offered our existing Marriott Vacation Club owners who held weeks-based products the opportunity to participate in the MVCD program on a voluntary basis. All existing owners, whether or not they elected to participate in the MVCD program, retained their existing rights and privileges of vacation ownership. Owners who elected to participate in the program received the ability to trade their weeks-based intervals usage for vacation club points usage each year, subject to payment of an initial enrollment fee and annual fees. As of the end of the first half of 2011, almost 75,000 weeks-based owners have enrolled over 140,000 weeks in the MVCD program since its launch and, of the 75,000 owners who have enrolled with one of our sales executives, approximately 32 percent have purchased additional MVCD points. As more weeks-based owners enroll in the MVCD program and elect to exchange their usage, available inventory increases for all MVCD program participants.

Our Sources of Revenue

We generate most of our revenues from four primary sources: selling vacation ownership products; managing our resorts; financing consumer purchases of vacation ownership products; and renting vacation ownership inventory.

Sale of Vacation Ownership Products

Our principal source of revenue is the sale of vacation ownership interests. See “—Marketing and Sales Activities” below for information regarding our marketing and sales activities.

Resort Management and Other Services Revenue

We generate revenue from fees we earn for managing each of our resorts. See “—Property Management Activities” below for additional information on the terms of our management agreements. In addition, we receive annual fees from members of the MVCD program. We also earn revenue from food and beverage offerings, golf courses and spas at our various resorts.

Financing Revenue

We earn interest income on loans that we provide to purchasers of our vacation ownership interests, as well as loan servicing and other fees. See “—Consumer Financing” below for further information regarding our consumer financing activities.

Rental Revenue

We generate rental revenue from transient rentals of inventory we hold for development and sale as interests in our vacation ownership programs or as residences, or inventory that we control because our owners have elected various usage options permitted under our vacation ownership programs.

Marketing and Sales Activities

We sell our upscale tier vacation ownership products under the Marriott Vacation Club brand primarily through our worldwide network of resort-based sales centers and certain off-site sales locations. Approximately 85 percent of our sales originate at one of our sales centers that are co-located with one of our resorts. We maintain a range of different off-site sales centers, including our central telesales organization based in Orlando, our network of third-party brokers in Latin America and our city-based sales centers, such as our sales centers in Dubai, Hong Kong and Singapore. We have over 65 global sales locations focused on the sale of Marriott Vacation Club products.

We utilize a number of marketing channels to attract qualified customers to our sales locations for our Marriott Vacation Club vacation ownership products. Historically, approximately 50 percent of our annual sales revenues were from purchases by existing owners and their referrals. Since 2008, in response to decreased consumer demand, we curtailed some of our higher cost marketing channels and, more recently, beginning in the middle of 2010, we focused our initial MVCD sales activities on existing Marriott Vacation Club owners. As a result of these initiatives, the percentage of sales from our owners and their referrals has increased to approximately 70 percent as of June 17, 2011. We solicit our owners to add to their ownership primarily while they are staying in our resorts. We also offer our owners the opportunity to make additional purchases through direct phone sales, owner events and referrals from our central customer service center located in Salt Lake City. We offer customers who are referred to us by our owners discounted stays at our resorts and conduct scheduled sales tours while they are on-site. Where allowed by regulation, we offer Marriott Rewards Points to our owners when their referral candidates tour with us or buy vacation ownership interests from us.

We also market to existing Marriott Rewards customer loyalty program members and travelers who are staying in locations where we have resorts. We market extensively to guests in Marriott International hotels that are located near one of our sales locations. In addition, we operate other local marketing venues in various high-traffic areas. A significant part of our direct marketing activities are focused on prospects in the Marriott Rewards customer loyalty program database and our own in-house database of qualified prospects. Guests who do not buy a vacation ownership interest during their initial tour are offered a special package for another stay at our resorts within a year. These return guests are typically twice as likely to purchase as a first time visitor.

Our Marriott Vacation Club sales tours are designed to provide our guests with an in-depth overview of our company and our products, as well as a customized presentation to explain how our products and services can meet their vacationing needs. Our sales force is highly trained in a consultative sales approach designed to ensure that we meet customers’ needs on an individual basis. We hire our Marriott Vacation Club sales executives based on stringent selection criteria. After they are hired, they spend a minimum of four weeks in product and sales training before interacting with any customers. We manage our sales executives’ consistency of presentation and professionalism using a variety of sales tools and technology and through a post-presentation survey of our guests that measures many aspects of each guest’s interaction with us.

The marketing channels we use for our upscale tier vacation ownership products sold under the Grand Residences by Marriott brand and our luxury tier vacation ownership products sold under the Ritz-Carlton Destination Club brand are fairly consistent with those we use for our Marriott Vacation Club products, but the types of customers we target differ substantially due to the substantially greater financial commitment involved. For example, we partner with commercial airlines for Marriott Vacation Club products and with fractional private air operators such as Marquis Jets and Net Jets for The Ritz-Carlton Destination Club products. Similarly, our marketing arrangements with American Express are designed to target Gold Card members for our Marriott Vacation Club vacation ownership products and Platinum Card members for our Grand Residences by Marriott and Ritz-Carlton Destination Club vacation ownership products.

While we also rely on on-site resort sales locations to market our Grand Residences by Marriott and Ritz-Carlton Destination Club products, much of the sales activity takes place well after our customers’ initial visits and is supported by sales personnel located in the same market as the customer. As the purchase price of the Ritz-Carlton Destination Club products and Grand Residences by Marriott products generally start at more than four times the average Marriott Vacation Club purchase price, buyers of these products tend to take more time to consider their purchase. Our residential sales are typically conducted through our own and third-party brokerage services.

We believe consumers place a great deal of trust in the Marriott and Ritz-Carlton brands and the strength of these brands is important to our ability to attract qualified prospects in the marketplace. We maintain a prominent presence on the www.marriott.com and www.ritzcarlton.com websites. Our proprietary sites, www.marriottvacationclub.com and www.ritzcarltonclub.com, have more than 5,000,000 visits per year.

Inventory and Development Activities

We secure inventory by building multiple phases at our existing resorts, repurchasing inventory in the secondary market, beginning ground up development in strategic markets, acquiring built inventory at new locations, and/or establishing fee-based marketing and management agreements with real estate developers and lenders.

After selecting a site we believe is suitable for development and attractive to customers, we typically complete the development of a new resort’s design and entitlement process within one year from the acquisition of the land. We typically complete the basic infrastructure of the resort within the following year, and generally deliver units and core amenities, such as pools and food and beverage facilities, during the initial phase of the development six to nine months after the infrastructure is completed. We pace our construction to demand trends.

Approximately one-third of our vacation ownership resorts are co-located with Marriott International and Ritz-Carlton hotel properties. Co-location of our resorts with Marriott International or Ritz-Carlton branded hotels can provide several advantages from development, operations, customer experience and marketing perspectives, including sharing amenities, infrastructure and staff; integration of services; and other cost efficiencies. The larger campus of an integrated vacation ownership and hotel resort often can afford our owners more varied and elaborate amenities than those that would have been available for the resort on a stand-alone basis. Shared infrastructure can also reduce our overall development costs for our resorts on a per unit basis. Integration of services and sharing staff and other expenses can lower overhead and operating costs for our resorts. Our on-site access to hotel customers, including Marriott Rewards customer loyalty program members, who are visiting co-located hotels also provides us with a cost-effective marketing channel for our vacation ownership products.

Co-located resorts require cooperation and coordination among all parties and are subject to cost sharing and integration agreements among us, the applicable property owners association and managers and owners of the co-located hotel. Our License Agreements with Marriott International and Ritz-Carlton allow for the development of co-located properties in the future, and we intend to pursue co-located projects with them opportunistically.

Under our points-based business model, we are able to supply many sales offices with new inventory from a small number of resort locations, which provides us with greater efficiency in the use of our capital. As a result, our risk associated with construction delays is concentrated in fewer locations than it has been in the past. Additionally, selling vacation ownership interests in a system of resorts under a points-based business model increases the risk of temporary inventory depletion. We sell vacation ownership interests denominated in points from a single trust entity in each of our North America, Asia Pacific and Luxury business segments. Thus, the primary source of inventory for each segment is concentrated in its corresponding trust. To avoid the risk of temporary inventory depletion, we employ a strategy of seeking to maintain a six- to nine-month surplus supply of inventory available to sell. Even in the unlikely event that this surplus is not sufficient, we believe that the actual risk of temporary inventory depletion is relatively minor, as there are other mitigation strategies that could be employed to prevent such an occurrence, such as accelerating completion of resorts under construction, acquiring vacation ownership interests on the secondary market, or reducing sales pace by adjusting prices or sales incentives.

Owners generally can offer their vacation ownership interests for resale on the secondary market, which can create pricing pressure on the sale of developer inventory. However, owners who purchase vacation ownership interests on the secondary market typically do not receive all of the same benefits as owners who purchase products directly from us. When an owner purchases a vacation ownership interest directly from us, the owner receives certain entitlements, such as the right to reserve a resort unit that underlies their vacation ownership interest in order to occupy that unit or exchange its use for use of a unit at another resort through an outside exchange company, that are tied to the underlying vacation ownership interest, as well as benefits that are incidental to the purchase of the vacation ownership interest. While a purchaser on the secondary market will receive all of the entitlements that are tied to the underlying vacation ownership interest, the purchaser will not receive certain incidental benefits. For example, owners who purchase our products on the secondary market are not entitled to trade their usage rights for Marriott Rewards Points. Owners of our points-based products who do not purchase from us do not have access to our internal exchange program and are not entitled to trade their usage rights for Marriott Rewards Points. Therefore, those owners are only able to use the inventory that underlies the vacation ownership interests they purchased. Additionally, most of our vacation ownership interests provide us with a right of first refusal on secondary market sales. We monitor sales that occur in the secondary market and exercise our right of first refusal when it is advantageous for us to do so, whether due to pricing, desire for the particular inventory, or other factors. All owners, whether they purchase directly from us or on the secondary market, are responsible for the annual maintenance fees, property taxes and any assessments that are levied by the relevant property owners’ association, as well as any exchange company membership dues or service fees.

We own certain parcels of undeveloped land that we originally acquired for vacation ownership development, as well as built Luxury inventory, including unfinished units. Given our strategies to match completed inventory with our sales pace and to pursue future “asset light” development opportunities, we have decided to implement a plan to dispose of certain undeveloped land and built Luxury inventory. As a result, we refer to this land and inventory as “excess.” Subsequent to June 17, 2011, upon assessment of our plan for undeveloped land and built Luxury inventory, including unfinished units, we concluded that 31% of our combined Inventory and Property and equipment held at that date was excess. Based on our current plans, we believe we have identified all excess land and inventory. However, if our future plans change, the planned use of such assets may change. Further, to the extent that real estate market conditions change, our estimates of the fair value of such assets may change.

As discussed in more detail in Footnote No. 14, “Subsequent Events,” of the Notes to our Interim Combined Financial Statements, late in the third quarter of 2011, management approved a plan to accelerate cash flow through the monetization of certain excess undeveloped land and excess built Luxury inventory. We identified certain excess undeveloped parcels of land in the United States, Mexico and the Bahamas that we will seek to sell over the course of the next eighteen to twenty-four months. Under this plan, management also intends to offer incentives to accelerate sales of excess built Luxury inventory over the next three years. If we are able to dispose of this excess land and built Luxury inventory, we will eliminate the associated carrying costs. As a result of adopting this plan, we expect to record a pre-tax non-cash impairment charge of approximately $324 million in our third quarter financial statements to write-down the value of these assets.

Property Management Activities

We enter into a management agreement with the property owners’ association at each of our resorts or, in the case of resorts held by a trust, with the associated trust. In exchange for a management fee, we typically provide owner account management (reservations/usage selection), housekeeping, check-in, maintenance and billing and collections services. The management fee is typically between 10 to 15 percent of the resort and program operating costs. We earn these fees regardless of usage or occupancy. We also receive revenues that represent reimbursement for certain costs we incur under our management agreements, principally related to payroll costs, at the locations where we employ the associates providing on-site services.

The terms of our management agreements typically range from three to ten years and are subject to periodic renewal for three to five year terms. Many of these agreements renew automatically unless either party provides advance notice of termination before the expiration of the term. In our 27-year history, our management agreements for most of our resorts have been regularly renewed, and very few resorts have left our system. When our management agreement for a resort expires or is terminated, the resort loses the ability to use the Marriott name and trademarks. The owners at such resorts also lose their ability to trade their vacation ownership usage rights for Marriott Rewards Points and to access other Marriott Vacation Club resorts through our internal exchange system.

Ritz-Carlton manages the on-site operations for all Ritz-Carlton Destination Club and Ritz-Carlton Residences properties under separate management agreements with us or the relevant property owners’ association or trust for each property, except that we manage one such property that has only three units. We provide property owners’ association governance and vacation ownership program management services for the Ritz-Carlton Destination Club properties, including preparing association budgets, facilitating association meetings, billing and collecting maintenance fees, and supporting reservations, vacation experience planning and other off-site member services. We and Ritz-Carlton split the management fees equally for these resorts. If a management agreement for a resort expires or is terminated, the resort loses the ability to use the Ritz-Carlton name and trademarks. The owners at such resorts would also lose their ability to access other Ritz-Carlton Destination Club usage benefits, such as access to accommodations at the other Ritz-Carlton Destination Club resorts, preferential access to Ritz-Carlton hotels worldwide and access to our internal exchange and vacation travel options.

Each management agreement requires the property owners’ association or trust to provide sufficient funds to pay for the vacation ownership program and resort operating costs. To satisfy this requirement, owners of vacation ownership interests pay an annual maintenance fee. This fee represents the owner’s allocable share of the costs of operating and maintaining the vacation ownership resorts, including management fees and expenses, taxes (in some locations), insurance, and other related costs, and the costs of providing program services (such as reservation services). This fee includes a management fee payable to us for providing management services as well as an assessment for funds to be deposited into a capital asset reserve fund and used to renovate, refurbish and replace furnishings, common areas and other assets (e.g., parking lots or roofs) as needed over time. As the owner of completed but unsold vacation ownership inventory, we also pay maintenance fees in accordance with the legal requirements of the jurisdictions applicable to such resorts and programs. In addition, in early phases of development at a resort, we sometimes enter into subsidy agreements with the property owners’ associations under which we agree to pay costs that otherwise would be covered by annual maintenance fees associated with vacation ownership interests or units that have not yet been built. These subsidy arrangements help keep maintenance fees at a customary level for owners that purchase in the early stages of development.

In the event of a default by an owner in payment of maintenance fees or other assessments, the property owners’ association typically has the right to foreclose on or revoke the defaulting owner’s vacation ownership interest. We sometimes enter into arrangements with property owners’ associations to assist in reselling foreclosed or revoked vacation ownership interests or to reacquire such foreclosed or revoked vacation ownership interests from the property owners’ associations.

Consumer Financing

We offer purchase money financing for qualified purchasers of our vacation ownership products. By offering or eliminating financing incentives and modifying underwriting standards, we have been able to increase or decrease our financing activities depending on market conditions.

In the first half of 2011, just under 42 percent of Marriott Vacation Club customers financed their purchase with us. The average loan for our Marriott Vacation Club products totaled just over $22,000, which represented just over 86 percent of the purchase price. Our policy is to require a minimum downpayment of 10 percent of the purchase price for qualified applicants, although downpayments and/or interest rates are higher for applicants with credit scores below certain levels and for purchasers who do not have credit scores, such as non-U.S. purchasers. The average interest rate for loans for our Marriott Vacation Club products made in the first half of 2011 was approximately 12.31 percent and the average term was 9.5 years. Interest rates are fixed, and a loan fully amortizes over the life of the loan. The average monthly mortgage payment for a Marriott Vacation Club owner who received a loan in the first half of 2011 was $480. Historically, about 18 percent of borrowers prepay their loan within the first six months.

Generally, loans for our Ritz-Carlton Destination Club products have a significantly higher balance, a longer term and a lower interest rate than loans for our Marriott Vacation Club products. In the first half of 2011, approximately 12 percent of Ritz-Carlton Destination Club owners financed their purchase with us. We do not provide financing to residential buyers.

In the first half of 2011, just over 82 percent of our loans were used to finance U.S.-based products. In our North American business, we perform a credit investigation or other review or inquiry to determine the purchaser’s credit history before extending a loan. The interest rates on the loans we provide are based primarily upon the purchaser’s credit score, the size of the purchase and the amount of the downpayment. We base our financing terms largely on a purchaser’s FICO score, which is a branded version of a consumer credit score widely used in the United States by banks and lending institutions. FICO scores range from 300 to 850 and are calculated based on information obtained from one or more of the three major U.S. credit reporting agencies that compile and report on a consumer’s credit history. In the first half of 2011, the average FICO score of our customers who were U.S. citizens or residents who financed a vacation ownership purchase was 737; 74 percent had a credit score of over 700, 89 percent had a credit score of over 650 and over 96 percent had a credit score of over 600.

In the event of a default, we generally have the right to foreclose on or revoke the defaulting owner’s vacation ownership interest. We typically resell interests that we reacquire through foreclosure.

We securitize the majority of the loans we originate in support of our North American business to institutional investors in the asset-backed securities market on a non-recourse basis. In 2010, we securitized $230 million in loans. Since the early 1990s, we have securitized over $4.6 billion of loans to investors. We retain the servicing and collection responsibilities for the loans we securitize, for which we receive a servicing fee.

Our Competitive Advantages

We believe that we have significant competitive advantages that support our leadership position in the vacation ownership industry.

Leading global “pure-play” vacation ownership company

When the spin-off is complete, we expect to be the world’s largest “pure-play” vacation ownership company (that is, a company whose business is focused almost entirely on vacation ownership), based on number of owners, number of resorts and revenues. As a “pure-play” vacation ownership company, we will be able to enhance our focus on the vacation ownership industry and tailor our business strategy to address our company’s industry-specific goals and needs.

We believe our scale and global reach, coupled with our renowned brands and development, marketing, sales and management expertise, help us achieve operational efficiencies and support future growth opportunities. Our size allows us to provide owners with a wide variety of experiences within our resort portfolio. We also believe our size helps us obtain better financing terms from lenders, achieve cost savings in procurement and attract talented management and associates.

The breadth and depth of our operations enables us to offer a variety of products. We are one of the only vacation ownership companies with a dual product platform; we cater to a diverse range of customers through our upscale tier Marriott branded vacation ownership products and our luxury tier Ritz-Carlton branded vacation ownership products.

Premier global brands

We believe that the exclusive licenses of the Marriott and Ritz-Carlton brands we will enter into for use in the vacation ownership business will provide us with a meaningful competitive advantage. Marriott International is a leading lodging company with over 3,500 properties in 70 countries and territories, including Marriott and Ritz-Carlton branded properties. Consumer confidence in these renowned brands helps us attract and retain guests and owners. In addition, we provide our customers with access to the award-winning Marriott Rewards customer loyalty program. We also utilize the Marriott and Ritz-Carlton websites, www.marriott.com and www.ritzcarlton.com, as relatively low-cost marketing tools to introduce Marriott and Ritz-Carlton guests to our products and rent available inventory.

Loyal, highly satisfied customers

We have a large, highly satisfied customer base. In 2010, based on nearly 210,000 survey responses, 90 percent of respondents indicated that they were highly satisfied with our products, sales, owner services and their on-site experiences (by selecting 8, 9 or 10 on a 10-point scale). Owner satisfaction is also demonstrated by the fact that our average resort occupancy was 90 percent in 2010, significantly higher than the overall vacation ownership industry average of nearly 80 percent, as reported by ARDA. We believe that strong customer satisfaction and brand loyalty result in more frequent use of our products and encourage owners to purchase additional products and to recommend our products to friends and family, which in turn generates higher revenues. Historically, approximately 50 percent of our business has come from sales of additional products to our owners or sales to friends and family referred to us by our owners.

Long-standing track record, experienced management and engaged associates

We have been a pioneer in the vacation ownership industry since 1984, when Marriott International became the first company to introduce a lodging-branded vacation ownership product. Our seasoned management team is led by Stephen P. Weisz, our President and Chief Executive Officer. Mr. Weisz has served as President of our company since 1997 and has 39 years of experience at Marriott International. William J. Shaw, the Chairman of our Board, is the former Vice Chairman, President and Chief Operating Officer of Marriott International and has 36 years of experience at Marriott International. Our ten executive officers have an average of 22 years of total experience at Marriott International, with approximately half of those years spent leading our business. We believe our management team’s extensive public company and vacation ownership industry experience will enable us to continue to respond quickly and effectively to changing market conditions and consumer trends. Management’s experience in the highly regulated vacation ownership industry should also provide us with a competitive advantage in expanding product forms and developing new ones.

We believe that our associates provide superior customer service, which enhances our competitive position. We leverage outstanding associate engagement and strong corporate culture to deliver positive customer experiences in sales, marketing and resort operations. We survey our associates regularly through an external survey provider to understand their satisfaction and engagement, defined as how passionate employees are about the company’s mission and their willingness to “go the extra mile” to see it succeed. We routinely rank highly compared to other companies participating in such surveys. In 2010, we ranked in the 92nd percentile of Aon Hewitt’s database of more than 450 companies and exceeded Aon Hewitt’s 2010 Global Best Employer benchmark.

Our Business Strategy

Our strategic goal is to further strengthen our leadership position in the vacation ownership industry. To achieve this goal, we are pursuing the following initiatives:

Drive profitable sales growth

We intend to continue to generate growth in vacation ownership sales by leveraging our globally recognized brand names and focusing on our approximately 400,000 owners around the world. Since the launch of the MVCD program in 2010, we have been focused on educating our existing owners about, and enrolling them in, the program. We are now turning our focus toward generating a greater number of new owners. To do so, we plan to expand marketing activities that generate tours from new customer sources.

We are well-positioned to grow our stable and recurring revenue streams by capitalizing on the growth of vacation ownership sales to generate associated management and other fees and financing revenues. We expect to continue to offer our customers attractive financing alternatives, and we believe that by opportunistically securitizing loans and receivables, we can enhance our profitability and liquidity. As we expand our points-based system, we also expect to generate additional fee revenues because our owners pay us annual fees to participate in the program.

Maximize cash flow and optimize our capital structure

Through the use of our points-based products, we are able to more closely match inventory development with sales pace and reduce inventory levels, thereby improving our cash flows over time. Additionally, by limiting the amount of completed inventory on hand, we are able to reduce the maintenance fees that we pay on unsold units. Over the last few years, we have significantly reduced our overhead costs, and we intend to continue to control costs as sales volumes grow.

We expect our modest level of debt and limited near-term capital needs will enable us to maintain a level of liquidity that ensures financial flexibility, giving us the ability to pursue strategic growth opportunities, withstand potential future economic downturns and optimize our cost of capital. We intend to meet our liquidity needs through operating cash flow, the disposition of excess undeveloped land and excess built luxury inventory, our revolving credit facilities and continued access to the asset-backed security term financing market. See Footnote No. 14, “Subsequent Event,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

Focus on our owners, guests and associates

We are in the business of providing high-quality vacation experiences to our owners and guests around the world. We intend to maintain and improve their satisfaction with our products and services, particularly since our owners and guests are our most cost-effective sales channels. We intend to continue to sell our products through these very effective channels and believe that maintaining a high level of engagement across all of our customer groups is key to our success.

Engaging our associates in the success of our business continues to be one of our long-term core strategies. We understand the connection between the engagement of our associates and the satisfaction and engagement of our owners and guests. At the heart of Marriott International’s culture is the belief that if a company takes care of its associates, they will take care of the company’s guests and the guests will return again and again. This belief will continue to be at the core of our strategy.

Opportunistically dispose of excess assets and selectively pursue “asset light” deal structures

We intend to dispose of certain excess assets over the next few years and deploy the capital from these sales more effectively. The majority of these dispositions consist of undeveloped land holdings. We expect these assets will be marketed and sold as the real estate markets in the various locations improve. See Footnote No. 14, “Subsequent Events,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

While we do not need to develop new resorts at this time, we intend to selectively pursue external growth opportunities by targeting high-quality inventory sources that allow us to add desirable new locations to our system as well as new sales locations through transactions that do not involve or limit our capital investment. These “asset light” deals could be structured as turn-key developments with third-party partners, purchases of constructed inventory just prior to sale, or fee-for-service arrangements.

Selectively pursue compelling new business opportunities

As an independent company, we are positioned to explore new business opportunities, such as development of our exchange activities, new management affiliations and select on-site ancillary businesses, that we may not have previously pursued as part of Marriott International. We intend to selectively pursue these types of opportunities with a focus on driving recurring streams of revenue and profit. Prior to entering into any new business, we will evaluate its strategic fit and assess whether it is complementary to our current business, has strong expected financial returns and leverages our existing competencies.

Segments

Our operations are grouped into four business segments: North America, Luxury, Europe and Asia Pacific. The “Corporate and Other” information described below includes activities that do not collectively comprise a separate reportable segment.

The table below shows our revenue for the first half of 2011 for each of our segments and each of our revenue sources (dollars in millions).

Revenue Source	North America	Luxury	Europe	Asia Pacific	Total
Vacation ownership sales	$234	$9	$22	$30	$295
Resort management and other services	82	12	13	1	108
Financing	73	3	2	2	80
Rental	82	2	7	4	95
Other	14	1	—	—	15
Cost reimbursements	118	23	12	5	158

	$603	$50	$56	$42	$751

Financial information by segment and geographic area for 2010, 2009 and 2008 appears in Footnote No. 20, “Business Segments,” of the Notes to our annual Combined Financial Statements.

The following sections contain tables showing our vacation ownership and residential properties in each of our segments. We generally own the unsold vacation ownership inventory as either a deeded beneficial interest in a real estate land trust, a deeded interest at a specific resort, or a right to use interest in real estate owned or leased by a trust or other property owning or leasing vehicle (these forms of ownership are described in more detail in “Business—Our Products”), except as otherwise indicated in the tables that follow. With respect to inventory that has not yet been converted into one of these forms of vacation ownership, we generally hold a fee interest in the underlying real estate rights to the land parcel, building or units corresponding to such inventory. Further, we also own or lease other property at these resorts, including golf courses, fitness, spa and sports facilities, food and beverage outlets, resort lobbies and other common area assets. See Footnote No. 10, “Contingencies and Commitments,” of the Notes to our annual Combined Financial Statement for more information on our golf course land leases and other operating leases. We anticipate that our ownership and leasehold interests in these properties will be pledged as collateral for our planned loan facilities.

North America Segment

In our North America segment, we develop, market, sell and manage vacation ownership products under the Marriott Vacation Club and Grand Residences by Marriott brands in the United States and the Caribbean. We also develop, market, sell and manage resort residential real estate located within our vacation ownership developments under the Grand Residences by Marriott brand.

As of June 17, 2011, we had 46 resorts, 10,836 vacation ownership villas (“units”) and nearly 367,000 owners in our North America business. The following table shows the vacation ownership and residential properties in our North America segment as of June 17, 2011:

North America Segment Properties

Property Name(1)	Experience	Location	Vacation Ownership (VO) or Residential	Units Built(2)	Additional Planned Units(3)
Aruba Ocean Club	Island / Beach	Aruba	VO	218	—
Aruba Surf Club	Island / Beach	Aruba	VO	450	—
Barony Beach Club	Beach	Hilton Head, SC	VO	255	—
BeachPlace Towers	Beach	Fort Lauderdale, FL	VO	206	—
Canyon Villas at Desert Ridge	Golf / Desert	Phoenix, AZ	VO	213	39
Crystal Shores on Marco Island	Island / Beach	Marco Island, FL	VO	67	—
Custom House	Urban	Boston, MA	VO	84	—
Cypress Harbour	Entertainment	Orlando, FL	VO	510	—
Desert Springs Villas	Golf / Desert	Palm Desert, CA	VO	638	—
Fairway Villas at Seaview	Golf	Absecon, NJ	VO	180	90
Frenchman’s Cove	Island / Beach	St. Thomas, USVI	VO	155	66
Grand Chateau	Entertainment	Las Vegas, NV	VO	448	447
Grand Residences by Marriott at Bay Point	Golf	Panama City, FL	Residential	65	—
Grande Ocean	Beach	Hilton Head, SC	VO	290	—
Grande Vista	Entertainment	Orlando, FL	VO	900	—
Harbour Club	Beach	Hilton Head, SC	VO	40	—
Harbour Lake	Entertainment	Orlando, FL	VO	312	588
Harbour Point/Sunset Pointe	Beach	Hilton Head, SC	VO	111	—
Heritage Club	Golf	Hilton Head, SC	VO	30	—
Imperial Palm Villas	Entertainment	Orlando, FL	VO	46	—
Kauai Beach Club	Island / Beach	Kauai, HI	VO	232	—
Kauai Lagoons:
Grand Residences by Marriott	Island / Beach	Kauai, HI	Residential	3	—
Kalanipu’u	Island / Beach	Kauai, HI	VO	46	26
Ko Olina Beach Club	Island / Beach	Oahu, HI	VO	428	322
Lakeshore Reserve at Grande Lakes	Entertainment	Orlando, FL	VO	95	245
Legends Edge at Bay Point	Golf	Panama City, FL	VO	83	—
Manor Club at Ford’s Colony	Entertainment	Williamsburg, VA	VO	200	—
Marriott Grand Residence Club, Lake Tahoe	Mountain / Ski	Lake Tahoe, CA	VO	199	—
Maui Ocean Club	Island / Beach	Maui, HI	VO	459	—
Monarch at Sea Pines	Beach	Hilton Head, SC	VO	122	—
Mountain Valley Lodge	Mountain / Ski	Breckenridge, CO	VO	78	—
MountainSide	Mountain / Ski	Park City, UT	VO	182	—
Newport Coast Villas	Beach	Newport Beach, CA	VO	700	—
Ocean Pointe	Beach	Palm Beach Shores, FL	VO	341	—
Ocean Watch Villas at Grand Dunes	Beach	Myrtle Beach, SC	VO	374	—
Oceana Palms	Beach	Singer Island, FL	VO	91	78
Royal Palms	Entertainment	Orlando, FL	VO	123	—
Sabal Palms	Entertainment	Orlando, FL	VO	80	—
Shadow Ridge	Golf / Desert	Palm Desert, CA	VO	500	484
St. Kitts Beach Club	Island / Beach	West Indies	VO	88	—
Streamside	Mountain / Ski	Vail, CO	VO	96	—
Summit Watch	Mountain / Ski	Park City, UT	VO	135	—
Surf Watch	Beach	Hilton Head, SC	VO	195	—
Timber Lodge	Mountain / Ski	Lake Tahoe, CA	VO	264	—
Villas at Doral	Golf	Miami, FL	VO	141	—
Waiohai Beach Club	Island / Beach	Kauai, HI	VO	231	—
Willow Ridge Lodge	Entertainment	Branson, MO	VO	132	282

Total North America Segment				10,836	2,693

Units Available for Sale(4)				745

(1)	A property is counted as a separate property to the extent it does not share common areas (e.g., check-in facilities, pools, etc.) with another property.
(2)	“Units Built” represents units with a Certificate of Occupancy.

(3)	“Additional Planned Units” represents the total additional units under construction or that we expect to build.
(4)	To be sold as vacation ownership interests; includes units that we reacquire mainly through the foreclosure process.

Luxury Segment

In our Luxury segment, we develop, market, sell and manage luxury vacation ownership products under the Ritz-Carlton Destination Club brand. We also sell whole ownership luxury residential real estate under the Ritz-Carlton Residences brand. As of June 17, 2011, we had 10 locations, 711 residence villas and homes and nearly 3,200 owners in our Luxury business. The following table shows the vacation ownership and residential properties in our Luxury segment as of June 17, 2011:

Luxury Segment Properties

Property Name(1)	Experience	Location	Vacation Ownership (VO) or Residential	Units Built(2)	Additional Planned Units(3)
The Abaco Club on Winding Bay, A Ritz-Carlton Managed Club
Vacation Ownership	Island / Beach	Bahamas	VO	12	4
Residential	Island / Beach	Bahamas	Residential	32	—
The Ritz-Carlton Golf Club and Residences, Jupiter
Vacation Ownership	Golf	Jupiter, FL	VO	50	—
Residential	Golf	Jupiter, FL	Residential	81	—
The Ritz-Carlton Club and Residences, Kapalua Bay(4)
Vacation Ownership	Island / Beach	Maui, HI	VO	62	—
Residential	Island / Beach	Maui, HI	Residential	84	—
The Ritz-Carlton Club and Residences, San Francisco
Vacation Ownership	Urban	San Francisco, CA	VO	25	19
Residential	Urban	San Francisco, CA	Residential	57	—
The Ritz-Carlton Club, Aspen Highlands	Mountain / Ski	Aspen, CO	VO	73	—
The Ritz-Carlton Club, Bachelor Gulch	Mountain / Ski	Bachelor Gulch, CO	VO	54	—
The Ritz-Carlton Club, Kauai Lagoons	Island / Beach	Kauai, HI	VO	3	—
The Ritz-Carlton Club, Lake Tahoe	Mountain / Ski	Lake Tahoe, CA	VO	28	—
The Ritz-Carlton Club, St. Thomas	Beach	St. Thomas, USVI	VO	105	—
The Ritz-Carlton Club, Vail	Mountain / Ski	Vail, CO	VO	45	—

Total Luxury Segment				711	23

Units Available for Sale(5)				118

(1)	A property is counted as a separate property to the extent it does not share common areas (e.g., check-in facilities, pools, etc.) with another property.
(2)	“Units Built” represents units with a Certificate of Occupancy.
(3)	“Additional Planned Units” represents the total additional units under construction or that we expect to build.
(4)	Joint venture project. Although we expect to receive commissions from the sale of the Kapalua Bay vacation ownership and residential products under a sales and marketing arrangement with the joint venture, we do not directly own such vacation ownership and residential products and will not receive proceeds directly from such sales. Accordingly, we have omitted these products from the total number of “Units Available for Sale.”
(5)	To be sold as vacation ownership interests; includes units that we reacquire mainly through the foreclosure process.

Given the continued weakness in the economy, particularly in the luxury real estate market, we have significantly scaled back our development of Luxury segment vacation ownership products. We do not have any Luxury segment projects under construction nor do we have any current plans for new luxury development. While we will continue to sell existing Luxury segment vacation ownership products, we also expect to evaluate opportunities for bulk sales of finished inventory and disposition of undeveloped land.

Europe Segment

In our Europe segment, we develop, market, sell and manage vacation ownership products in several locations in Europe. As of June 17, 2011, we had 919 villas and nearly 29,200 owners in our European business. The following table shows the vacation ownership properties in our Europe segment as of June 17, 2011:

Europe Segment Properties

Property Name(1)	Experience	Location	Vacation Ownership (VO) or Residential	Units Built(2)	Additional Planned Units(3)
47 Park Street—Grand Residences by Marriott	Urban	London, UK	VO	49	—
Club Son Antem	Island / Golf	Mallorca, Spain	VO	224	—
Marbella Beach Resort	Beach	Marbella, Spain	VO	288	—
Playa Andaluza	Beach	Estepona, Spain	VO	173	—
Village d’Ile-de-France	Entertainment	Paris, France	VO	185	—

Total Europe Segment				919	—

Units Available for Sale(4)				118

(1)	A property is counted as a separate property to the extent it does not share common areas (e.g., check-in facilities, pools, etc.) with another property.
(2)	“Units Built” represents units with a Certificate of Occupancy.
(3)	“Additional Planned Units” represents the total additional units under construction or that we expect to build.
(4)	To be sold as vacation ownership interests; includes units that we reacquire mainly through the foreclosure process.

We are currently focusing on selling our existing products and managing our existing resorts in the Europe segment. We do not have any current plans for new development in this segment.

Asia Pacific Segment

Our Asia Pacific segment includes the results of operations of Marriott Vacation Club, Asia Pacific, a right-to-use points program we introduced in 2006 that we specifically designed to appeal to vacation preferences of the Asian market. We have sales locations in Japan, Hong Kong, Singapore and Thailand. Owners of our Asia Pacific Club points have access to resorts in Phuket and Bangkok, Thailand; Hawaii; and Las Vegas; as well as exchange opportunities with the rest of the Marriott Vacations Worldwide system and through Interval International. Through June 17, 2011, approximately 28 percent of our sales to date in Asia Pacific have come from owner referrals or the purchase of additional points by existing owners. As of June 17, 2011, we had 325 villas and over 12,100 owners in our Asia Pacific Club. The following table shows the vacation ownership properties in our Asia Pacific segment as of June 17, 2011:

Asia Pacific Segment Properties

Property Name(1)	Experience	Location	Vacation Ownership (VO) or Residential	Units Built(2)	Additional Planned Units(3)
Mai Khao Beach Resort	Beach	Phuket, Thailand	VO	126	—
Phuket Beach Club	Beach	Phuket, Thailand	VO	144	—
The Empire Place	Urban	Bangkok, Thailand	VO	55	—

Total Asia Pacific Segment				325	—

Units Available for Sale(4)				55

(1)	A property is counted as a separate property to the extent it does not share common areas (e.g., check-in facilities, pools, etc.) with another property.
(2)	“Units Built” represents units with a Certificate of Occupancy.
(3)	“Additional Planned Units” represents the total additional units under construction or that we expect to build.
(4)	To be sold as vacation ownership interests; includes units that we reacquire mainly through the foreclosure process.

Corporate and Other

“Corporate and Other” includes financial items not specifically allocable to an individual segment, such as gains on notes sold and accretion of retained interests (prior to the adoption of Accounting Standards Update No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” on January 2, 2010, the first day of our 2010 fiscal year); financing expenses relating to our lending operations; non-capitalizable development costs supporting overall company growth; company-wide general, administrative and other expenses; interest expense; and an impairment charge recorded in connection with a write-down of internally developed software in 2009.

Intellectual Property

We manage and sell properties under the Marriott Vacation Club, Grand Residences by Marriott, Ritz-Carlton Destination Club and Ritz-Carlton Residences brands. After the spin-off, we will manage and sell properties under these brands under license agreements we will enter into with Marriott International and Ritz-Carlton. See “Certain Relationships and Related Party Transactions—Agreements with Marriott International Related to the Spin-Off—License Agreements for Marriott and Ritz-Carlton Marks and Intellectual Property” for further information. The foregoing segment descriptions specify the brands that are used by each of our segments. We operate in a highly competitive industry and our brand names, trademarks, service marks, trade names and logos are very important to the marketing and sales of our products and services. We believe that our licensed brand names and other intellectual property have come to represent the highest standards of quality, caring, service and value to our customers and the traveling public. We register and protect our intellectual property where we deem appropriate and otherwise seek to protect against its unauthorized use.

Seasonality

In general, the vacation ownership business is modestly seasonal, with stronger revenue generation during traditional vacation periods, including summer months and major holidays. Our residential business is generally not subject to seasonal fluctuations; rather, the sales pace of our residential products typically depends on the underlying residential real estate environment in the applicable geographic market.

Competition

The vacation ownership industry is highly fragmented, with competitors ranging from small vacation ownership companies to large branded hotel companies that operate vacation ownership businesses. In North America and the Caribbean, we typically compete with companies that sell upscale tier vacation ownership products under a lodging or entertainment brand umbrella, such as Starwood Vacation Ownership, Hilton Grand Vacations Club, Hyatt Vacation Club, and Disney Vacation Club, as well as numerous regional vacation ownership operators. Our luxury vacation ownership products compete with vacation ownership products offered by Four Seasons, Exclusive Resorts and several other small independent companies. In addition, the vacation ownership industry competes generally with the other vacation rental options (e.g., hotels, resorts, cruises and condominium rentals) offered by the lodging industry.

Outside North America and the Caribbean, we operate in two primary regions, Europe and Asia Pacific. In both regions, we are one of the largest lodging-branded vacation ownership companies operating in the upscale tier, with regional operators dominating the competitive landscape. Where possible, our vacation ownership properties in these regions are co-located with Marriott International branded hotels. In Europe, our owner base is derived primarily from North American, European and Middle Eastern customers. In Asia Pacific, our owner base is derived primarily from the Asia Pacific region and secondarily from the North America region.

Competition in the vacation ownership business is based primarily on the quality, number and location of resorts, the quality and capability of the related property management program, the reputation of the operator’s brand, the pricing of product offerings and the availability of program benefits, such as exchange programs. We believe that our focus on offering distinctive vacation experiences, combined with our financial strength, well-established and diverse market presence, strong brands, expertise and well-managed and maintained properties, will enable us to remain competitive.

Regulation

Our business is heavily regulated. We are subject to a wide variety of complex international, national, federal, state and local laws, regulations and policies in jurisdictions around the world. These laws, regulations and policies primarily affect four areas of our business: real estate development activities, marketing and sales activities, lending activities, and resort management activities.

Real Estate Development Regulation

Our real estate development activities are regulated under a number of different timeshare, condominium and land sales disclosure statutes in many jurisdictions. We are generally subject to laws and regulations typically applicable to real estate development, subdivision, and construction activities, such as laws relating to zoning, land use restrictions, environmental regulation, accessibility, title transfers, title insurance and taxation. In the United States, these include the Fair Housing Act and the Americans with Disabilities Act. In addition, we are subject to laws in some jurisdictions that impose liability on property developers for construction defects discovered or repairs made by future owners of property developed by the developer.

Marketing and Sales Regulation

Our marketing and sales activities are closely regulated. In addition to regulations contained in laws enacted specifically for the vacation ownership and land sales industries, a wide variety of laws govern our marketing and sales activities, including fair housing statutes, the Federal Interstate Land Sales Full Disclosure Act, U.S. Federal Trade Commission and state “Little FTC Act” regulations regulating unfair and deceptive trade practices and unfair competition, state attorney general regulations, anti-fraud laws, prize, gift and sweepstakes laws, real estate and other licensing laws and regulations, telemarketing laws, home solicitation sales laws, tour operator laws, lodging certificate and seller of travel laws, securities laws, consumer privacy laws and other consumer protection laws.

Many jurisdictions require that we file detailed registration or offering statements with regulatory authorities disclosing certain information regarding the vacation ownership interests and other real estate interests we market and sell, such as information concerning the interests being offered, the project, resort or program to which the interests relate, applicable condominium or vacation ownership plans, evidence of title, details regarding our business, the purchaser’s rights and obligations with respect to such interests, and a description of the manner in which we intend to offer and advertise such interests. We must obtain the approval of numerous governmental authorities for our marketing and sales activities. Changes in circumstances or applicable law may necessitate the application for or modification of existing approvals. Currently, we are qualified to market and sell vacation ownership products in all 50 states and the District of Columbia in the United States and numerous countries in North and South America, the Caribbean, Europe, Asia and the Middle East.

Laws in many jurisdictions in which we sell vacation ownership interests grant the purchaser of a vacation ownership interest the right to cancel a purchase contract during a specified rescission period following the later of the date the contract was signed or the date the purchaser received the last of the documents required to be provided by us.

In recent years, regulators in many jurisdictions have increased regulations and enforcement actions related to telemarketing operations, including requiring adherence to “do not call” legislation. These measures have significantly increased the costs associated with telemarketing. While we continue to be subject to telemarketing risks and potential liability, we believe that our exposure to adverse effects from telemarketing legislation and enforcement is mitigated in some instances by the use of “permission marketing,” under which we obtain the permission of prospective purchasers to contact them in the future. We have implemented procedures that we believe will help reduce the possibility that we contact individuals who have requested to be placed on federal or state “do not call” lists.

Lending Regulation

Our lending activities are subject to a number of laws and regulations. In the United States, these include the Real Estate Settlement Procedures Act and Regulation X, the Truth In Lending Act and Regulation Z, the Federal Trade Commission Act, the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Foreign Investment In Real Property Tax Act, the Fair Housing Act, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act and Regulation E, the Home Mortgage Disclosure Act and Regulation C, the Unfair or Deceptive Acts or Practices regulations and Regulation AA, the USA PATRIOT Act, the Right to Financial Privacy Act, the Gramm-Leach-Bliley Act and the Fair and Accurate Credit Transactions Act. Our lending activities are also subject to the laws and regulations of other jurisdictions, including, among others, laws and regulations related to consumer loans, retail installment contracts, mortgage lending, fair debt collection practices, consumer collection practices, mortgage disclosure, lender licenses and money laundering.

Resort Management Regulation

Our resort management activities are subject to laws and regulations regarding community association management, public lodging, labor, employment, health care, health and safety, accessibility, discrimination, immigration, gaming, and the environment (including climate change), as well as regulations applicable under the U.S. Treasury’s Office of Foreign Asset Control and the U.S. Foreign Corrupt Practices Act (and the foreign equivalents of such regulation in other jurisdictions).

Environmental Compliance and Awareness

The properties we manage or develop are subject to national, state and local laws and regulations that govern the discharge of materials into the environment or otherwise relate to protecting the environment. These laws and regulations include requirements that address health and safety; the use, management and disposal of hazardous substances and wastes; and emission or discharge of wastes or other materials. We believe that our management and development of properties comply, in all material respects, with environmental laws and regulations. Our compliance with such provisions also has not had a material impact on our capital expenditures, earnings or competitive position, nor do we anticipate that such compliance will have a material impact in the future.

We take our commitment to protecting the environment seriously. We have collaborated with Audubon International to further the “greening” of our resorts in our North America segment through the Audubon Green Leaf Eco-Rating Program for Hotels. The Audubon partnership is just one of several programs incorporated into our green initiatives. We have more than 20 years of energy conservation experience that we have put to use in implementing Marriott’s Spirit To Preserve® environmental strategy across all of our segments. This strategy includes further reducing energy and water consumption; expanding our portfolio of green resorts, including LEED® (Leadership in Energy & Environmental Design) certification; educating and inspiring associates and guests to support the environment; and embracing innovation.

Employees

As of June 17, 2011, we had approximately 9,900 associates with an average length of service of 6.7 years, approximately 0.5 percent of whom were represented by labor unions. We believe our relations with our associates are very good.

Properties

As of June 17, 2011, we managed 64 vacation ownership or residential properties in the United States and eight other countries and territories. These vacation ownership and residential properties are described above in the tables appearing under the caption “—Segments.” We own all unsold inventory at these properties. We also own, manage or lease golf courses, fitness, spa and sports facilities, undeveloped land and other common area assets at our resorts, including resort lobbies and food and beverage outlets.

We own or lease our regional offices and sales centers, both in the United States and internationally. Our corporate headquarters in Orlando, Florida consists of approximately 190,000 square feet of leased space in two buildings, under a lease expiring in December 2013. We also own an office building in Lakeland, Florida consisting of approximately 125,000 square feet.

Legal Proceedings

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including adjustments proposed during governmental examinations of the various tax returns we file. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, cash flows, or overall trends in results of operations, legal proceedings are subject to inherent uncertainties, and unfavorable rulings or outcomes could occur that have individually or in aggregate, a material adverse effect on our business, financial condition or operating results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with our audited and unaudited historical combined financial statements and accompanying notes that we have included elsewhere in this information statement as well as the discussion in the section of this information statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on our current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those we discuss in the sections of this information statement entitled “Risk Factors” and “Special Note About Forward-Looking Statements.”

Our combined financial statements, which we discuss below, reflect our historical financial condition, results of operations and cash flows. The financial information discussed below and included in this information statement, however, may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been operated as a separate, independent entity during the periods presented, or what our financial condition, results of operations and cash flows may be in the future.

Business Overview

We are the exclusive worldwide developer, marketer, seller and manager of vacation ownership and related products under the Marriott Vacation Club and Grand Residences by Marriott brands. We are also the exclusive global developer, marketer and seller of vacation ownership and related products under the Ritz-Carlton Destination Club brand. Ritz-Carlton generally provides on-site management for Ritz-Carlton branded properties. See the section of this information statement entitled “Business—Segments” for further details of our individual properties by segment.

Our business is grouped into four segments: North America, Luxury, Europe and Asia Pacific. We operate 64 properties (under 71 separate resort management contracts) in the United States and eight other countries and territories. We generate most of our revenues from four primary sources: selling vacation ownership products; managing our resorts; financing consumer purchases of vacation ownership products; and renting vacation ownership inventory.

In 2010 and through the first half of 2011, despite a continued weak economic environment, we:

•

Successfully launched our new points-based vacation ownership program, MVCD, in North America and the Caribbean, offering greater flexibility, further personalization and more experience opportunities for our owners. As of the end of the first half of 2011, nearly 75,000 of our weeks-based owners have enrolled in this new program, representing over 140,000 weeks.

•

Generated $1,584 million of total revenues in 2010, including $635 million from the sale of vacation ownership products, resulting in $67 million of net income and $383 million of cash flows from operating activities. We generated $751 million of total revenues through the first half of 2011, including $295 million from the sale of vacation ownership products, resulting in $35 million of net income and $152 million of cash flows from operating activities.

•

Securitized nearly $230 million of notes receivable in 2010 providing $215 million of net cash proceeds to the company. The 2010 securitization reflected improved economic terms over the previous securitization completed in the 2009 fourth quarter. The 2010 securitization reflected an all-in interest rate of 3.64 percent, compared to 4.81 percent for the securitization completed in the 2009 fourth quarter. In addition, we were able to achieve an advance rate of 95 percent of the total note pool, a nearly 12 percentage point improvement over the previous securitization.

•	Generated $42 million of cash proceeds from the disposal of an operating hotel in 2010 that we originally acquired for conversion into vacation ownership products for our Asia Pacific segment.

We own certain parcels of undeveloped land that we originally acquired for vacation ownership development, as well as built Luxury inventory, including unfinished units. Given our strategies to match completed development with our sales pace and to pursue future “asset light” development opportunities, we have decided to implement a plan to dispose of certain undeveloped land and built Luxury inventory. As a result, we refer to this land and inventory as “excess.” Subsequent to June 17, 2011, upon assessment of our plan for undeveloped land and built Luxury inventory, including unfinished units, we concluded that 31% of our combined Inventory and Property and equipment held at that date was excess. Based on our current plans, we believe we have identified all excess land and inventory. However, if our future plans change, the planned use of such assets may change. Further, to the extent that real estate market conditions change, our estimates of the fair value of such assets may change.

As discussed in more detail in Footnote No. 14, “Subsequent Events,” of the Notes to our Interim Combined Financial Statements, late in the third quarter of 2011, management approved a plan to accelerate cash flow through the monetization of certain excess undeveloped land and excess built Luxury inventory. We identified certain excess undeveloped parcels of land in the United States, Mexico and the Bahamas that we will seek to sell over the course of the next eighteen to twenty-four months. Under this plan, management also intends to offer incentives to accelerate sales of excess built Luxury inventory over the next three years. If we are able to dispose of this excess land and built Luxury inventory, we will eliminate the associated carrying costs. As a result of adopting this plan, we expect to record a pre-tax non-cash impairment charge of approximately $324 million in our third quarter financial statements to write-down the value of these assets.

Below is a summary of significant accounting policies used in our business that will be used in describing our results of operations.

Sales of Vacation Ownership Products

We recognize revenues from our sales of vacation ownership products when all of the following conditions exist:

•	A binding sales contract has been executed;

•	The statutory rescission period has expired;

•	The receivable is deemed collectible;

•	The criteria for percentage of completion accounting are met; and

•	The remainder of our obligations are substantially completed.

Sales of vacation ownership products may be made for cash or we may provide financing. For sales where we provide financing, we defer revenue recognition until we receive a minimum downpayment equal to ten percent of the purchase price plus the fair value of certain sales incentives provided to the purchaser. These sales incentives have typically included Marriott Rewards Points and are only awarded if the sale is closed.

When construction of a vacation ownership product purchased is not complete, we recognize revenues using the percentage-of-completion (“POC”) method of accounting. Under the POC method, sales may only be recognized when the preliminary construction phase is complete and a minimum of 10 percent of expected sales has been achieved. The completion percentage is determined by the proportion of life-to-date real estate inventory costs incurred to total estimated costs, with that percentage being applied to life-to-date revenues to determine the amount of revenue to be recognized. The remaining revenues and related costs of sales, including commissions and direct expenses, are deferred and recognized in subsequent periods as the construction is completed in the same proportion as the costs incurred compared to the total expected costs for completion. Our points-based ownership programs generally require that we only sell completed inventory and, given that we expect most of our sales to be completed under the points-based programs going forward, we do not expect the POC method of accounting to result in a significant deferral of revenues in the future. As of year-end 2010, we did not have any deferred revenues related to projects that were not completed.

As a result of the downpayment requirements and the POC method of accounting, we often defer revenues associated with the sale of vacation ownership products from the date of the purchase agreement to a future period. When comparing results year-over-year, this deferral frequently generates significant variances, which we categorize as the impact of revenue reportability.

Finally, as more fully described in the “Financing” section below, we record an estimate of expected uncollectibility on all notes receivable (also known as a notes receivable reserve) from vacation ownership purchases as a reduction of revenues from the sale of vacation ownership products at the time we recognize revenues from a sale.

We report, on a supplemental basis, contract sales for each of our four segments. Contract sales represent the total amount of vacation ownership product sales from purchase agreements signed during the period where we have received a downpayment of at least 10 percent of the contract price, reduced by actual rescissions during the period. Contract sales differ from revenues from the sale of vacation ownership products that we report in our Combined Statements of Operations due to the requirements for revenue recognition described above. We consider contract sales to be an important operating measure because it reflects the pace of sales in our business.

In 2008, 2009 and 2010, we established cancellation allowances for previously reported contract sales in anticipation that a portion of these contract sales would not be realized due to contract cancellations prior to closing. These cancellation allowances related mainly to our Luxury segment where we were selling vacation ownership products well in advance of completion of construction. Given the significant amount of time between the date of the purchase agreement and ultimate closing of the sale for these projects, as well as the significant weakness in the overall economic environment and, in particular, the luxury real estate market during 2008, 2009 and 2010, many customers decided not to complete their purchases. As we do not have any luxury products under construction, we do not anticipate having significant additional cancellation allowances in the future.

Cost of vacation ownership products includes costs to develop and construct the project (also known as real estate inventory costs) as well as other non-capitalizable costs associated with the overall project development process. For each project, we expense real estate inventory costs in the same proportion as the revenue recognized. Consistent with the applicable accounting guidance, to the extent there is a change in the estimated sales revenues or real estate inventory costs for the project, a non-cash adjustment is recorded in our Combined Statements of Operations to true-up revenues and costs in that period to those that would have been recorded historically if the revised estimates had been used. These true-ups will have a positive or negative impact on our Combined Statements of Operations.

Throughout this information statement, we refer to revenues from the sale of vacation ownership products less vacation ownership product costs and marketing and sales costs as revenues from the sale of vacation ownership products, net of expenses.

Resort Management and Other Services

Our resort management and other services revenues includes revenues we earn for managing our resorts, providing ancillary offerings including food and beverage, retail, and golf and spa offerings, and for providing other services to our guests.

We provide day-to-day-management services, including housekeeping services, operation of a reservation system, maintenance, and certain accounting and administrative services for property owners’ associations. We receive compensation for such management services which is generally based on either a percentage of total costs to operate the resorts or a fixed fee arrangement. We earn these fees regardless of usage or occupancy. With the launch of the MVCD program in mid-2010, we also receive additional fees for services we provide to our property owners’ associations and certain annual and transaction based fees charged to owners and other third parties for services.

Resort management and other services expenses include costs to operate the food and beverage and other ancillary operations and overall customer support services, including reservations.

Financing

We offer financing to qualified customers for the purchase of most types of our vacation ownership products. The average FICO score of customers who were U.S. citizens or residents who financed a vacation ownership purchase were as follows:

	Twenty-four Weeks Ended		Fiscal Years
	June 17, 2011	June 18, 2010	2010	2009	2008
Average FICO score	737	735	732	731	741

The typical financing agreement provides for monthly payments of principal and interest with the principal balance of the loan fully amortizing over the term of the loan, which is generally 10 years. The interest income earned from the financing arrangements is earned on an accrual basis on the principal balance outstanding over the life of the arrangement and is recorded as financing revenues on our Combined Statements of Operations.

Financing revenues include interest income earned on notes receivable as well as fees earned from servicing the existing loan portfolio. Financing expenses include costs in support of the financing, servicing and securitization processes.

In the event of a default, we generally have the right to foreclose on or revoke the vacation ownership interest. We typically return interests that we reacquire through foreclosure or revocation back to developer inventory. As discussed above, we record a notes receivable reserve at the time of sale and classify the reserve as a reduction to revenues from the sales of vacation ownership products in our Combined Statements of Operations. See “Description of Material Indebtedness and Other Financing Arrangements—Warehouse Credit Facility” for a description of the terms of our Warehouse Credit Facility and the related impact of notes receivable defaults on our Warehouse Credit Facility covenants. Historical defaults were as follows:

	Twenty-four Weeks Ended		Fiscal Years
	June 17, 2011	June 18, 2010	2010	2009	2008
Historical default rates	2.6%	2.9%	5.3%	6.0%	3.8%

On January 2, 2010, the first day of our 2010 fiscal year, we adopted Accounting Standards Update (“ASU”) No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU No. 2009-17” or the new “Consolidation Standard”). We use certain special purpose entities to securitize notes receivable originated with the sale of vacation ownership products, which prior to our adoption of the new Consolidation Standard were treated as off-balance sheet entities. We retain the servicing rights and varying subordinated interests (“residual interests”) in the securitized notes receivable. Pursuant to GAAP in effect prior to 2010, we did not consolidate these special purpose entities in our Combined Financial Statements because the notes receivable securitization transactions were executed through qualified special purpose entities and qualified as sales of financial assets. As a result of adopting the new Consolidation

Standard on the first day of 2010, we consolidated 13 existing qualifying special purpose entities associated with past notes receivable securitization transactions, and we recorded a one-time non-cash after-tax reduction to shareholders’ equity of $141 million ($238 million pretax) in the 2010 first quarter, representing the cumulative effect of a change in accounting principle.

The following table highlights some of the key changes to our Combined Balance Sheets and Combined Statement of Operations resulting from our adoption of the new Consolidation Standard.

	After the January 2, 2010 adoption of the new Consolidation Standard	Prior to the January 2, 2010 adoption of the new Consolidation Standard

Gains on securitization of notes receivable	Not recorded	Recorded in our Combined Statements of Operations

Securitized notes receivable (Balance Sheet)	Remain on our Combined Balance Sheets	Removed from our Combined Balance Sheets

Retained interest in securitized notes receivable (Balance Sheet)	Not recorded	Recorded on our Combined Balance Sheets

Accretion of retained interests	Not recorded	Recorded in our Combined Statements of Operations

Interest income on securitized notes	Recorded in our Combined Statements of Operations	Not recorded

Reversal of the notes receivable reserve upon securitization	Not recorded	Recorded in our Combined Statements of Operations

Debt issued upon securitization of notes receivable	Recorded on our Combined Balance Sheets	Not recorded

See Footnote No. 5, “Fair Value Measurements,” in the Notes to our annual Combined Financial Statements for further information on the valuation of our retained interests in securitized notes receivable prior to adoption of the Consolidation Standard.

Rental

We operate a rental business to provide owner flexibility and to help mitigate carrying costs associated with our inventory.

We obtain rental inventory from:

•	Unsold inventory; and

•	Inventory we control because owners have elected various usage options.

Rental revenues are the revenues we earn from renting this inventory. Rental expenses include:

•	Maintenance fees on unsold inventory;

•	Costs to provide alternate usage rights, including Marriott Rewards Points, for owners that elect to exchange their inventory;

•

Subsidy payments to property owner associations at resorts that are in the early phases of construction where maintenance fees collected from the owners are not sufficient to support operating costs of the resort; and

•	Marketing costs and direct operating and related expenses in connection with the rental business (e.g., housekeeping, credit card expenses and reservation services).

Rental metrics, including the average daily transient rate or the number of transient keys rented, may not be comparable between periods given fluctuation in available occupancy by location, unit size (e.g., two bedroom, one bedroom or studio unit), and owner use and exchange behavior. Further, as our ability to rent certain inventory in our Luxury and Asia Pacific segments is often limited on a site-by-site basis, rental operations may not generate adequate rental revenues to cover associated costs. Our vacation units are either full villas or “lock-off” villas. Lock-off villas are units that can be separated into a master unit and a guest room. Full villas are “non-lock-off” villas because they cannot be separated. A “key” night is the lowest increment for reporting occupancy statistics based upon the mix of non-lock-off and lock-off villas. Lock-off villas represent two keys and non-lock-off villas represent one key. “Transient keys” represent the blended mix of inventory available for rent and includes all of the combined inventory configurations available in our resort system.

Other

We also record other revenues which are primarily fees received from our external exchange company, fees received from the settlement process for sales of vacation ownership products and tour deposit forfeitures.

Cost Reimbursements

Cost reimbursements revenue includes direct and indirect costs that property owners’ associations and joint ventures we participate in reimburse to us. In accordance with the accounting guidance for “gross versus net” presentation, we record these revenues on a gross basis. We recognize cost reimbursements revenue when we incur the related reimbursable costs. These costs primarily consist of payroll and payroll related costs for management of the property owners’ associations and other services we provide where we are the employer, and for development and marketing and sales services that joint ventures contract with us to perform. Cost reimbursements are based upon actual expenses with no added margin.

Other Items

We measure operating performance using the following key metrics:

•	Contract sales from the sale of vacation ownership products;

•	Marketing and sales costs as a percentage of revenues from the sale of vacation ownership products; and

•

With the launch of the MVCD program, volume per guest (“VPG”). We calculate VPG by dividing contract sales, excluding telesales and other sales that are not attributed to a tour at a sales location, by the number of sales tours. We believe that this operating metric is valuable in evaluating the effectiveness of the sales process as it combines the impact of average contract price with the number of touring guests that make a purchase.

Combined Results

The following discussion presents an analysis of results of our operations for the twenty-four weeks ended June 17, 2011 (first half of 2011), compared to the twenty-four weeks ended June 18, 2010 (first half of 2010), as well as 2010, 2009 and 2008.

	Twenty-four Weeks Ended		Fiscal Years
($ in millions)	June 17, 2011	June 18, 2010	2010	2009	2008
Revenues
Sales of vacation ownership products, net	$295	$298	$635	$743	$1,104
Resort management and other services	108	102	227	213	221
Financing(1)	80	90	188	119	82
Rental	95	89	187	175	178
Other	15	15	29	34	27
Cost reimbursements	158	151	318	312	304

Total revenues	751	745	1,584	1,596	1,916

Expenses
Costs of vacation ownership products	116	121	247	314	430
Marketing and sales	154	160	344	413	604
Resort management and other services	91	88	196	170	192
Financing	13	12	26	21	32
Rental	94	92	194	199	170
Other	4	7	18	27	24
General and administrative	38	36	82	88	99
Interest expense(1)	22	28	56	—	—
Restructuring	—	—	—	44	19
Impairment	—	(5)	15	623	44
Cost reimbursements	158	151	318	312	304

Total expenses	690	690	1,496	2,211	1,918

Gains and other income	—	—	21	2	—
Equity in (losses) earnings	—	(7)	(8)	(12)	11
Impairment reversals (charges) on equity investment	—	—	11	(138)	—

Income (loss) before income taxes	61	48	112	(763)	9
(Provision) benefit for income taxes	(26)	(18)	(45)	231	(25)

Net income (loss)	35	30	67	(532)	(16)
Add: Net losses attributable to noncontrolling interests, net of tax	—	—	—	11	25

Net income (loss) attributable to Marriott Vacations Worldwide	$35	$30	$67	$(521)	$9

Contract Sales
Company-Owned
Vacation ownership	$300	$322	$680	$717	$1,118
Residential products	2	6	9	12	26

Subtotal	302	328	689	729	1,144
Cancellation allowance	1	—	(1)	(8)	(18)

Total company-owned contract sales	303	328	688	721	1,126

Joint Venture
Vacation ownership	6	7	12	19	15
Residential products	—	4	4	—	32

Subtotal	6	11	16	19	47
Cancellation allowance	—	(14)	(19)	(75)	(97)

Total joint venture contract sales	6	(3)	(3)	(56)	(50)

Total contract sales	$309	$325	$685	$665	$1,076

(1)	Financing revenues and Interest expense reflect the impact of adopting the new Consolidation Standard in 2010.

Revenues and Expenses

First Half of 2011 Compared to First Half of 2010

Revenues increased by $6 million (1 percent) to $751 million in the first half of 2011 from $745 million in the first half of 2010, reflecting $7 million of higher cost reimbursements, $6 million of higher resort management and other services revenues, and $6 million of higher rental revenues, partially offset by $10 million of lower financing revenues and $3 million of lower sales of vacation ownership products.

Cost reimbursements increased $7 million (5 percent) to $158 million in the first half of 2011 from $151 million in the first half of 2010, reflecting the impact of growth across the system from new resorts and new phases of existing resorts.

Resort management and other services revenues increased $6 million (6 percent) to $108 million in the first half of 2011 from $102 million in the first half of 2010, reflecting $6 million of additional fees earned from the MVCD program, $4 million of higher ancillary revenues from food and beverage and golf offerings, and $1 million of higher management fees (from $27 million to $28 million) resulting from the cumulative increase in the number of vacation ownership products sold, partially offset by $5 million of lower resales commissions.

Rental revenues increased $6 million (7 percent) to $95 million in the first half of 2011 from $89 million in the first half of 2010 due to rental demand mainly at our North America and Europe properties that resulted in a company-wide 3 percent increase in transient keys rented (13,000 additional keys) and a company-wide 5 percent increase in transient rate ($9.93 increase per key). This was partially offset by the loss of rental units in our Asia Pacific segment associated with the disposition in the 2010 fourth quarter of an operating hotel that we originally acquired for conversion into vacation ownership products. Resort occupancy, which includes owner and rental occupancy, declined slightly to 88 percent in the first half of 2011, compared to 89 percent in the first half of 2010.

Financing revenues decreased $10 million (11 percent) to $80 million in the first half of 2011 from $90 million in the first half of 2010 due to a lower outstanding notes receivable balance (reflecting the continued collection of existing notes receivables), partially offset by a slight increase in the number of customers choosing to finance their vacation ownership purchase with us (we refer to the rate at which owners finance with us as “financing propensity”). The average notes receivable balance decreased $170 million to $1,399 million in the first half of 2011 from $1,569 million in the first half of 2010. For the first half of 2011, 40 percent of purchasers financed their vacation ownership purchase with us, compared to more than 39 percent in the first half of 2010.

Revenues from the sale of vacation ownership products declined $3 million (1 percent) to $295 million in the first half of 2011 from $298 million in the first half of 2010, driven by $31 million of lower gross contract sales (before cancellation allowances) and $4 million from lower revenue reportability, partially offset by $26 million of lower notes receivable reserve activity due primarily to higher reserves recorded in the first half of 2010 as a result of higher note receivable default and delinquency activity.

Gross contract sales declined by $31 million (9 percent) to $308 million in the first half of 2011 from $339 million in the first half of 2010, driven by $19 million of lower contract sales in our North America segment and $14 million of lower contract sales in our Luxury segment, reflecting the continued weakness in the luxury real estate market, partially offset by $2 million of higher contract sales in our Asia Pacific segment. Contract sales, net of cancellation allowances, decreased $16 million to $309 million in the first half of 2011 from $325 million in the first half of 2010.

The lower contract sales in the North America segment reflected an increase in the proportion of sales to existing owners at an average purchase price that was generally lower than the average purchase price for new owners. The average price per contract declined 17 percent to $24,100 in the first half of 2011 from $29,114 in the first half of 2010. The increase in existing owner purchases was driven by the launch of the MVCD program in mid-2010 as our sales efforts were focused on educating existing owners about this program. As a result, while the number of sales contracts executed in the first half of 2011 rose by 22 percent, or over 1,500 contracts, from the first half of 2010, sales to existing owners as a percentage of total sales was 69 percent in the first half of 2011, compared to 49 percent in the first half of 2010. The average price per contract for sales to existing owners was over $7,000 (or 25 percent) lower than the first half of 2010 given the lower minimum purchase price requirement for existing owners under the MVCD program compared to the average price for a week in the first half of 2010. The average price per contract for new owners increased by nearly $700 (or 2 percent) from the first half of 2010.

Total revenues net of total expenses increased $6 million to $61 million in the first half of 2011 from $55 million in the first half of 2010. Results reflected $8 million of higher revenues from the sale of vacation ownership products net of related expenses, $6 million of lower interest expense, $4 million of higher rental revenues net of expenses, $3 million of higher resort management and other services revenues net of expenses, and $3 million of higher other revenues net of expenses. These increases were offset by an unfavorable variance of $5 million related to a 2010 first quarter reversal of a previously recorded impairment charge for one of our Asia Pacific projects, $11 million of lower financing revenues net of expenses on lower interest income, and $2 million of higher general and administrative costs.

Revenues from the sale of vacation ownership products net of expenses increased $8 million to $25 million in the first half of 2011 from $17 million in the first half of 2010. Results reflected $4 million of lower costs associated with a proportionately higher sales mix of lower cost projects, as well as the inclusion in the first half of 2010 of the increase to the notes receivable reserve as a result of higher note receivable default and delinquency activity. These increases were partially offset by lower contract sales.

Interest expense decreased by $6 million to $22 million in the first half of 2011 compared to $28 million in the first half of 2010 due to the repayment of the debt related to the securitized notes receivable.

Rental revenues net of expenses improved $4 million to $1 million in the first half of 2011 from a loss of $3 million in the first half of 2010. Results reflected higher rental revenues, partially offset by a $2 million increase in maintenance fees on unsold inventory ($30 million in the first half of 2011 from $28 million in the first half of 2010) associated with new resort and phase openings.

Resort management and other services revenues net of expenses increased $3 million to $17 million in the first half of 2011 from $14 million in the first half of 2010, reflecting $6 million of additional fees earned from the MVCD program and a $1 million increase in management fees, partially offset by increases in MVCD program operating and technology costs.

Other revenues net of expenses increased $3 million to $11 million in the first half of 2011 from $8 million in the first half of 2010, primarily from a $2 million favorable true-up of the 2010 bonus accrual as a result of final payouts made in the first quarter of 2011.

2010 Compared to 2009

Revenues decreased by $12 million (1 percent), to $1,584 million in 2010 from $1,596 million in 2009, as a result of $108 million of lower revenues from the sale of vacation ownership products and $5 million of lower other revenues, partially offset by $69 million of higher financing revenues, $14 million of higher resort management and other services revenues, $12 million of higher rental revenues, and $6 million of higher cost reimbursements.

Gross contract sales (before cancellation allowances) declined $43 million (6 percent) to $705 million in 2010 from $748 million in 2009, primarily due to $43 million of lower contract sales in our North America segment. Contract sales, net of cancellation allowances, increased $20 million in 2010 to $685 million from $665 million in 2009 driven mainly by a $63 million decrease in cancellation allowances year-over-year.

Revenues from the sale of vacation ownership products declined $108 million (15 percent) to $635 million in 2010 from $743 million in 2009, driven mainly by $43 million of lower gross contract sales, $38 million from lower revenue reportability and $37 million related to the notes receivable reserve activity as discussed below.

The $43 million decline in gross North America contract sales primarily reflected:

•

The continued impact of a weakened economy, due in part to the continued weakness in consumer confidence and decreased consumer willingness to spend discretionary income on purchases such as vacation ownership;

•

The impact of restructuring efforts that we started in 2008 in response to the weakened economy that resulted in the closing of eight sales locations and one call center where we were no longer selling cost effectively. While those efforts resulted in lower sales volumes in 2010, they contributed to improvement in our total revenues from the sale of vacation ownership products, net of expenses;

•	The impact of the 2009 sales promotion launched in celebration of the company’s 25th anniversary, which resulted in a significant increase in contract sales in 2009; and

•

The impact of a higher proportion of sales made to existing owners that resulted in a 22 percent decline in the overall average price per contract to $21,799 in 2010 from $27,889 in 2009. The increase in existing owner purchases was driven by: (1) sales promotions and (2) the launch of the MVCD program in mid-2010, as our sales efforts were focused on educating existing owners about this program. As a result, while the number of sales contracts executed in 2010 rose by 29 percent, or nearly 4,400 contracts, from 2009, sales to existing owners as a percentage of total sales was 66 percent in 2010, compared to 47 percent in 2009. The average price per contract for sales to existing owners was nearly $8,000 (or 30 percent) lower than 2009 given the impact of discounting and lower minimum purchase requirements for existing owners.

The $37 million of lower revenues relating to the notes receivable reserve activity included a $25 million impact due to the reversal in 2009 of the notes receivable reserve upon the securitization of our notes receivable. As discussed in “Business Overview” above, as a result of the adoption of the new Consolidation Standard on the first day of fiscal year 2010, securitization transactions are no longer treated as sales transactions. Thus, after adoption of the new Consolidation Standard, the secured notes receivable and related reserves remained in our Combined Balance Sheets, and there was no reversal of this related notes receivable reserve. Additionally, the notes receivable reserve charge was $12 million higher in 2010 as a result of higher note receivable default and delinquency activity.

Other revenues decreased $5 million (15 percent) to $29 million in 2010 from $34 million in 2009 due primarily to higher tour deposit forfeitures in 2009.

The $69 million increase (58 percent) in financing revenues to $188 million in 2010 from $119 million in 2009 primarily reflected:

•

a $129 million increase in interest income, due to a $139 million increase from the notes receivable we now consolidate as part of our adoption of the new Consolidation Standard, partially offset by a $10 million decrease in interest income related mainly to non-securitized notes receivable, reflecting a lower outstanding balance as discussed below; and

•

a $60 million reduction from the elimination of accretion of retained interests in securitized notes receivable and gains on a securitization of notes receivable which were no longer recorded in 2010 after the adoption of the new Consolidation Standard.

The lower non-securitized notes receivable balance reflects the continued collection of existing notes receivable, as well as the impact of lower financing propensity. The reduction in financing propensity was due in part to our elimination of financing incentive programs. The average non-securitized notes receivable balance decreased $71 million to $451 million in 2010 from $522 million in 2009. For 2010, 40 percent of purchasers financed their vacation ownership purchase with us, compared to 44 percent in 2009 and 67 percent in 2008.

The $12 million (7 percent) increase in rental revenues to $187 million in 2010 from $175 million in 2009 reflected rental demand mainly at our North America properties ($13 million) that resulted in a company-wide 10 percent increase in transient keys rented (78,000 additional keys) and a company-wide 9 percent increase in transient rate ($14.52 increase per key). This was partially offset by a decrease in tour package revenue of $11 million related to lower tour flow, as we reduced reliance on this higher cost marketing channel. Resort occupancy, which includes owner and rental occupancy, remained at 90 percent in both 2010 and 2009.

Resort management and other services revenues increased $14 million (7 percent) to $227 million in 2010 from $213 million in 2009, reflecting $7 million of fees earned from the MVCD program; $4 million of higher ancillary revenues due to stronger demand for food and beverage and golf offerings as well as the impact of full-year operations at various projects and phases that opened during 2009; and a $4 million increase in management fees (from $56 million to $60 million) resulting primarily from the cumulative increase in the number of vacation ownership products sold.

The $6 million (2 percent) increase in cost reimbursements revenue to $318 million in 2010 from $312 million in 2009 reflected the impact of growth across the system from new resorts and new phases of existing resorts, partially offset by the impact of continued cost savings initiatives, lower development expenditures after the completion of a joint venture project, and lower marketing and sales efforts incurred under our joint venture arrangements in response to weak business conditions.

Total revenues net of total expenses increased by $703 million to $88 million in 2010 from a loss of $615 million in 2009. The increase reflected a favorable variance of $652 million related to impairment charges and restructuring expenses (see further discussion below), a $64 million increase in financing revenues net of expenses, $28 million of higher revenues from the sale of vacation ownership products net of expenses, $17 million of improvement in rental revenues net of expenses, $6 million of lower general and administrative expenses, and $4 million of higher other revenues net of expenses. Offsetting these improvements were $56 million of higher interest expense, $12 million of lower resort management and other services revenues net of expenses.

The $64 million increase in financing revenues net of expenses to $162 million in 2010 from $98 million in 2009 reflected $129 million of higher interest income, partially offset by $60 million related to the elimination of both the gains from the securitization of notes receivable and accretion of retained interests mainly as a result of adopting the new Consolidation Standard and $5 million of higher financing related expenses.

Revenues from the sale of vacation ownership products net of expenses increased $28 million to $44 million in 2010 from $16 million in 2009. Results reflected lower expenses related to lower sales volumes, lower average inventory costs associated with a proportionately higher sales mix of lower cost products, and a 1.4 percentage point reduction in marketing and selling expenses, as a percentage of related revenues. This improvement reflects the impact of ongoing cost savings initiatives, including the closure of higher cost sales locations and other restructuring efforts. These increases were partially offset by $108 million of lower revenues from the sale of vacation ownership products, a $6 million unfavorable variance for real estate inventory cost true-ups due to revised estimates of project economics, and $6 million from an increase in non-capitalizable development expenses, including property taxes and insurance, due to the decision to delay development of new project phases.

Rental revenues net of expenses improved $17 million to a loss of $7 million in 2010 from a loss of $24 million in 2009. Results reflected $12 million of higher revenues, $12 million of lower Marriott Rewards customer loyalty program costs due to fewer owner exchanges for Marriott Rewards Points, and $4 million of lower operating expenses resulting mainly from cost savings initiatives implemented in 2009. Partially offsetting these increases was a $9 million increase in maintenance fees on unsold inventory ($68 million in 2010 from $59 million in 2009) and a $2 million increase in subsidy costs, due mainly to new resort and phase openings.

General and administrative expenses decreased $6 million to $82 million in 2010 from $88 million in 2009 due to lower technology related depreciation expense and the full-year impact of cost savings initiatives and other restructuring efforts that resulted in lower finance, human resource, information resources and other costs.

Other revenues net of expenses increased $4 million to $11 million in 2010 from $7 million in 2009 due mainly to a $10 million charge in the prior year related to resolving a tax issue with a state taxing authority, partially offset by the high amount of tour deposit forfeitures in 2009.

Interest expense increased by $56 million from zero in 2009. This increase was driven mainly by the consolidation of $1,121 million of debt associated with previously securitized notes receivable on the first day of fiscal 2010 in conjunction with our adoption of the new Consolidation Standard.

Resort management and other services revenues net of expenses decreased $12 million to $31 million in 2010 from $43 million in 2009, reflecting $12 million of start-up costs associated with the launch of the MVCD program and higher technology costs, partially offset by $14 million of higher revenues.

2009 Compared to 2008

Revenues decreased by $320 million (17 percent) to $1,596 million in 2009 from $1,916 million in 2008 as a result of $361 million of lower revenues from the sale of vacation ownership products, $8 million of lower resort management and other services revenues and $3 million of lower rental revenues. These declines were partially offset by $37 million of higher financing revenues, $8 million of higher cost reimbursements, and $7 million of higher other revenues.

Revenues from the sale of vacation ownership products decreased $361 million (33 percent) to $743 million in 2009, from $1,104 million in 2008, reflecting lower contract sales, partially offset by $27 million of higher revenue reportability year-over-year, and $17 million of lower notes receivable reserve activity. As we reversed notes receivable reserves upon sale of our related notes through securitization under the accounting guidance in 2009 and 2008, 2009 benefited from a higher reversal of the notes receivable reserve into income because higher note sale volumes associated with two note securitization transactions occurred in 2009, compared to only one in 2008.

Gross contract sales (before cancellation allowances) decreased $443 million (37 percent) to $748 million in 2009 from $1,191 million in 2008 due to weak economic conditions as well as the impact of the closure or downsizing of less effective sales centers. Our sales performance, similar to the rest of the vacation ownership industry, reflected the impact that the weakened economy had on consumer confidence and consumer willingness to spend discretionary income on purchases such as vacation ownership, and availability of credit to consumers. Contract sales, net of cancellation allowances, decreased by $411 million to $665 million in 2009 from $1,076 million in 2008.

Resort management and other services revenues decreased $8 million (4 percent) to $213 million in 2009 from $221 million in 2008 due to $11 million of lower commissions on lower resales volumes and $8 million of lower food and beverage, golf and spa, and marketplace revenues from lower customer spending due to the weakened economy, partially offset by the impact of new projects and new phases of existing projects. Offsetting these decreases were $7 million of higher management fee revenues (from $49 million to $56 million) and $2 million of higher customer service revenues, both from the cumulative increase in the number of vacation ownership products sold.

Rental revenues decreased $3 million (2 percent) to $175 million in 2009 from $178 million in 2008, reflecting rental demand mainly in our North America and Europe segments ($13 million) that resulted in a company-wide 17 percent decrease in transient rate ($36.00 decrease per key), partially offset by an 18 percent increase in transient keys rented (118,000 additional keys) as well as $10 million of higher revenues in our Asia Pacific segment from operating a hotel we acquired to convert into vacation ownership products.

Financing revenues increased $37 million (45 percent) to $119 million in 2009 from $82 million in 2008 primarily due to $21 million of higher note sale gains in 2009 on higher securitized notes receivable volumes and $35 million of higher retained interest accretion (including a decrease in the adjustment to the fair market value of residual interests), partially offset by $18 million of lower interest income on a declining mortgage note receivable portfolio driven in part by our elimination of financing incentive programs. The average notes receivable balance decreased $50 million to $522 million in 2009 from $572 million in 2008. For 2009, 44 percent of vacation ownership sales were financed with us, compared to 67 percent in 2008.

The $8 million (3 percent) increase in cost reimbursements to $312 million in 2009 from $304 million in 2008 reflected the impact of growth across the system from new resorts and new phases of existing resorts, partially offset by the impact of cost containment efforts, lower development expenditures due to the completion of construction of one of our joint venture projects, and lower marketing and sales efforts incurred under our joint venture arrangements in response to weak business conditions.

Other revenues increased $7 million (26 percent) to $34 million in 2009 from $27 million in 2008, mainly reflecting $8 million of higher tour deposit forfeitures in 2009 and $4 million of higher revenues from our external exchange company. These increases were partially offset by $6 million of lower settlement revenues on lower contract sales volumes.

Total revenues net of total expenses decreased by $613 million to a loss of $615 million in 2009 from a loss of $2 million in 2008. The change reflected $604 million of higher impairment charges and restructuring expenses in 2009, $54 million of lower revenues from the sale of vacation ownership products net of expenses, and $32 million of lower rental revenues net of expenses. These increases were partially offset by $48 million of higher financing revenues net of expenses, $14 million of higher resort management and other services revenues net of expenses, $11 million of lower general and administrative expenses, and $4 million of higher other revenues net of expenses.

Revenue from the sale of vacation ownership products net of expenses declined $54 million to $16 million in 2009 from $70 million in 2008 due to the impact of $361 million of lower revenues from the sale of vacation ownership products, a nearly 1 percentage point increase in marketing and sales expenses as a percentage of revenues due to decreased contract sales volumes, and an unfavorable variance of $29 million for real estate inventory cost true-ups related to revised estimates of project economics.

Rental revenues net of expenses declined $32 million to a loss of $24 million in 2009 from income of $8 million in 2008, reflecting weaker demand for rental units, $20 million of higher maintenance fees on unsold units related to new projects and new phases of existing projects (to $59 million in 2009 from $39 million in 2008), and $7 million of higher costs due to an increase in owner exchanges for Marriott Rewards Points. In addition, 2008 benefited from an $8 million reduction from a change in estimate in the Marriott Rewards customer loyalty program liability. Offsetting these declines were $7 million of lower subsidy costs.

Financing revenues net of expenses increased $48 million to $98 million in 2009 from $50 million in 2008, reflecting $21 million of higher notes receivable securitization gains, $35 million of higher retained interest accretion, and an $11 million decline in the cost of financing. The lower cost of financing was driven by cost savings initiatives as well as the impact of our elimination of financing incentive programs in light of deteriorating market conditions. These improvements were partially offset by $18 million of lower interest income due to a declining notes receivable portfolio balance.

Resort management and other services revenues net of expenses increased $14 million to $43 million in 2009 from $29 million in 2008, reflecting $7 million of higher management fee revenues net of expenses and $3 million of higher customer service revenues net of expenses, both from the cumulative increase in the number of vacation ownership products sold, as well as $6 million of higher revenues net of expenses from resales activity.

General and administrative expenses decreased $11 million to $88 million in 2009 from $99 million in 2008 largely due to cost savings generated from the restructuring efforts initiated in 2008 that resulted in lower finance, human resources and information resources costs and other savings, as well as lower system-related depreciation expense.

Other revenues net of expenses increased $4 million to $7 million in 2009 from $3 million in 2008, reflecting $8 million of higher tour deposit forfeitures in 2009, partially offset by lower settlement revenue on lower contract volumes.

Impairment Charges

We own parcels of undeveloped land that we originally acquired for vacation ownership development, as well as built Luxury inventory, including unfinished units. Given our strategies to match completed inventory with our sales pace and to pursue future “asset light” development opportunities, we have decided to implement a plan to dispose of certain undeveloped land and built Luxury inventory. As a result, we refer to this land and inventory as “excess.” Subsequent to June 17, 2011, upon assessment of our plan for undeveloped land and built Luxury inventory, including unfinished units, we concluded that 31% of our combined Inventory and Property and equipment held at that date was excess. Based on our current plans, we believe we have identified all excess land and inventory. However, if our future plans change, the planned use of such assets may change. Further, to the extent that real estate market conditions change, our estimates of the fair value of such assets may change.

As discussed in more detail in Footnote No. 14, “Subsequent Events,” of the Notes to our Interim Combined Financial Statements, late in the third quarter of 2011, management approved a plan to accelerate cash flow through the monetization of certain excess undeveloped land and excess built Luxury inventory. We identified certain excess undeveloped parcels of land in the United States, Mexico and the Bahamas that we will seek to sell over the course of the next eighteen to twenty-four months. Under this plan, management also intends to offer incentives to accelerate sales of excess built Luxury inventory over the next three years. If we are able to dispose of this excess land and built Luxury inventory, we will eliminate the associated carrying costs. As a result of adopting this plan, we expect to record a pre-tax non-cash impairment charge of approximately $324 million in our third quarter financial statements to write-down the value of these assets.

First Half of 2010

During the 2010 first half, we reversed a $5 million impairment due to our negotiation of a reduction in a purchase commitment with a third party.

2010

We recorded pretax charges totaling a net $4 million in our Combined Statements of Operations primarily comprised of a $14 million impairment charge for a golf course and related assets that we decided to sell (the amount of this charge was equal to the excess of our carrying cost over estimated fair value) and a $6 million impairment charge associated with our Luxury segment inventory due to continued sluggish sales, partially offset by an $11 million reversal of a previously recorded funding liability and a reversal of $5 million of previously recorded impairment due to our negotiation of a reduction in a purchase commitment with a third party.

We reversed $11 million of the $27 million funding liability we recorded in 2009 related to a Luxury segment vacation ownership joint venture project, based on facts and circumstances surrounding the project, including favorable resolution of certain construction-related legal claims and potential funding of certain costs by one of our joint venture partners.

For additional information related to these impairment charges, including how these impairments were determined and the impairment charges grouped by product type and/or geographic location, see Footnote No. 17, “Impairment Charges,” of the Notes to our annual Combined Financial Statements.

2009

In response to the difficult business conditions in the vacation ownership and residential real estate development businesses in 2009, we evaluated our entire portfolio for impairment. In order to adjust our business strategy to reflect market conditions at that time, we approved the following actions: (1) for our Luxury segment residential projects, to reduce prices, convert certain proposed projects to other uses, sell certain undeveloped land and not pursue further company-funded residential development projects; (2) to reduce prices for existing Luxury segment vacation ownership products; (3) to continue short-term sales promotions for our North America segment and defer the introduction of new projects and development phases; and (4) for our Europe segment vacation ownership products, to continue promotional pricing and marketing incentives and not pursue further development projects. We designed these plans to stimulate sales, accelerate cash flow and reduce investment spending.

As a result of these decisions, in 2009, we recorded pretax charges in our Combined Statements of Operations totaling $761 million, including $623 million of pretax charges recorded in the Impairment line and $138 million of pretax charges recorded in the Impairment reversals (charges) on equity investment line. The $761 million of pretax impairment charges were non-cash, other than $27 million of charges associated with ongoing mezzanine loan fundings and $21 million of charges for purchase commitments that we expected to fund in 2010.

For additional information related to these impairment charges, including how these impairments were determined and the impairment charges grouped by product type and/or geographic location, see Footnote No. 17, “Impairment Charges,” of the Notes to our annual Combined Financial Statements.

2008

We recorded pretax charges in our Combined Statements of Operations totaling a net $44 million on the Impairment line comprised of a $22 million inventory impairment charge and $22 million of costs associated with the cancellation of certain development projects.

We recorded the $22 million non-cash impairment charge for a vacation ownership and residential real estate project held for development by a Luxury segment joint venture that we consolidate. We recorded a pretax benefit of $12 million on the Net losses attributable to noncontrolling interests, net of tax line on our Combined Statements of Operations representing our joint venture partner’s pretax share of the $22 million impairment charge. As the economy weakened in 2008, our Luxury segment was negatively impacted by soft demand, contract cancellations and tightening in credit markets. The weakened market for jumbo loans particularly impacted demand for our luxury residential products. These were the predominant items we considered in our impairment analysis.

Further, as result of the sharp downturn in the economy, we decided to discontinue certain development projects and phases that required our investment. As a result, we expensed $22 million of previously capitalized costs.

For additional information related to these impairment charges, including how these impairments were determined and the impairment charges grouped by product type and/or geographic location, see Footnote No. 17, “Impairment Charges” of the Notes to our annual Combined Financial Statements. See Footnote No. 14, “Subsequent Events,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

Restructuring Costs and Other Charges

Our business was also negatively affected both domestically and internationally by the downturn in market conditions, particularly the significant deterioration in the credit markets, which resulted in our decision not to complete a notes receivable securitization in the fourth quarter of 2008 (although we did complete a note receivable securitization in the first quarter of 2009). These weak economic conditions resulted in cancelled development projects, reduced contract sales and higher anticipated loan losses. In the 2008 fourth quarter, we implemented certain company-wide cost-saving initiatives at both the corporate and site levels. The various initiatives resulted in aggregate restructuring costs of $19 million in the 2008 fourth quarter. As part of the restructuring we began in 2008 and as a result of the continued deterioration in market conditions, we initiated further cost-saving measures in 2009 that resulted in additional restructuring costs of $44 million in 2009. We completed this restructuring in 2009 and have not incurred additional expenses in connection with these initiatives.

For additional information on the 2008 and 2009 restructuring costs, including the types of restructuring costs incurred in total and by segment, and for the cumulative restructuring costs incurred since inception and a roll forward of the restructuring liability through year-end 2010, please see Footnote No. 16, “Restructuring Costs and Other Charges,” of the Notes to our annual Combined Financial Statements.

As a result of our restructuring efforts, we realized approximately $113 million of annualized cost savings in 2010, which were primarily reflected in our Combined Statements of Operations in marketing and sales and general and administrative expenses.

Gains and Other Income

2010 Compared to 2009

Gains and other income in 2010 of $21 million reflected a gain on the sale of an operating hotel that we originally acquired for conversion into vacation ownership products for our Asia Pacific segment. Gains and other income in 2009 of $2 million reflected a gain in our Luxury segment on the sale of a sales center that was no longer needed.

Equity in (Losses) Earnings

First Half of 2011 Compared to First Half of 2010

The decline in equity in losses to $0 in the first half of 2011 from $7 million in the first half of 2010 mainly reflected the discontinuance of recording equity in losses associated with a Luxury segment joint venture, when our investment in the joint venture, including loans due from the joint venture, reached zero in 2010 prior to 2011.

2010 Compared to 2009

Equity in losses improved $4 million to $8 million in 2010 from $12 million in 2009 due mainly to lower cancellation reserves and improved operating results related to the Luxury segment joint venture as well as the discontinuance of recording equity in losses when our investments in the joint venture, including loans from the joint venture, reached zero in 2010.

2009 Compared to 2008

Equity in (losses) earnings decreased $23 million to equity in losses of $12 million in 2009 from equity in earnings of $11 million in 2008 due to decreased earnings in 2009 for the Luxury segment joint venture associated with lower sales volumes and higher operating and other costs, as well as the impact of cancellation allowances and 2009 impairment charges.

Income Tax

First Half of 2011 Compared to First Half of 2010

Income tax expense increased by $8 million to a tax provision of $26 million in the first half of 2011 compared to $18 million in the first half of 2010. The increase in income tax expense is primarily related to an increase in pretax income in the United States. The increase was offset by a decrease in non-U.S. tax expense for the gain on the sale of property in 2010.

2010 Compared to 2009

Income tax expense increased by $276 million to a tax provision of $45 million in 2010 compared to $231 million tax benefit in 2009. The increase in income tax expense in 2010 is primarily related to an increase in pretax income (2009 pretax income was lower as a result of impairment charges). Non-U.S. tax expense increased due to a gain on the sale of property.

2009 Compared to 2008

Income tax expense decreased by $256 million to a tax benefit of $231 million in 2009 compared to $25 million tax provision in 2008. The decrease in income tax expense in 2009 is primarily related to a decrease in pretax income as a result of impairment charges. The non-U.S. tax benefit was reduced due to impairment charges on entities in low tax jurisdictions.

Net Losses Attributable to Noncontrolling Interests

2010 Compared to 2009

Net losses attributable to noncontrolling interests decreased by $11 million in 2010 to zero, compared to $11 million in 2009 and reflected our acquisition of our partner’s interest in a joint venture in 2010. The benefit for net losses attributable to noncontrolling interests in 2009 of $11 million is net of tax and reflected our partner’s share of losses associated with a joint venture previously consolidated that we now wholly own. See Footnote No. 15, “Variable Interest Entities,” of the Notes to our annual Combined Financial Statements for additional information.

2009 Compared to 2008

Net losses attributable to noncontrolling interests decreased by $14 million in 2009 to $11 million compared to $25 million in 2008 due to the buy-out of a joint venture arrangement as well as the impact of our partner’s share of losses associated with joint ventures we consolidated.

Net Income and Income (Loss) Attributable to Marriott Vacations Worldwide

First Half of 2011 Compared to First Half of 2010

Net income (loss) attributable to Marriott Vacations Worldwide increased $5 million to $35 million in the first half of 2011 from $30 million in the first half of 2010. As discussed in more detail in the preceding sections, the $5 million increase reflected higher revenues from the sale of vacation ownership products net of related expenses ($8 million), lower equity in losses ($7 million), lower interest expense ($6 million), higher rental revenues net of expenses ($4 million), higher resort management and other services revenue net of expenses ($3 million), and higher other revenues net of expenses ($3 million). These increases were partially offset by lower financing revenues net of expenses on lower interest income ($11 million), higher income taxes ($8 million), an unfavorable variance related to a 2010 first quarter reversal of a previously recorded impairment charge for one of our Asia Pacific projects ($5 million), and an increase in general and administrative expenses ($2 million).

2010 Compared to 2009

Net income (loss) attributable to Marriott Vacations Worldwide increased $588 million to income of $67 million in 2010 from a loss of $521 million in 2009. As discussed in more detail in the preceding sections, the $588 million increase reflected a favorable variance related to our impairment and restructuring charges ($801 million), higher financing revenues net of expenses ($64 million), higher revenues from the sale of vacation ownership products net of expenses ($28 million), higher gains and other income ($19 million), an improvement in rental revenues net of expenses ($17 million), lower general and administrative expenses ($6 million), lower equity in losses ($4 million), and higher other revenues net of expenses ($4 million). Offsetting these improvements were higher income taxes ($276 million), higher interest expense ($56 million), lower resort management and other services revenues net of expenses ($12 million) and lower net losses attributable to noncontrolling interests, net of tax ($11 million).

2009 Compared to 2008

Net income (loss) attributable to Marriott Vacations Worldwide decreased $530 million to a loss of $521 million in 2009 from income of $9 million in 2008. As discussed in more detail in the preceding sections, the $530 million decrease reflected higher impairment and restructuring charges ($742 million), lower revenues from the sale of vacation ownership products net of expenses ($54 million), lower rental revenues net of expenses ($32 million), lower equity in (losses) earnings ($23 million), and lower net losses attributable to noncontrolling interests, net of tax ($14 million). These decreases were partially offset by lower income taxes ($256 million), higher financing revenues net of expenses ($48 million), higher resort management and other services revenues net of expenses ($14 million), lower general and administrative expenses ($11 million), and higher other revenues net of expenses ($4 million).

Earnings Before Interest Expense, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA, a financial measure which is not prescribed or authorized by GAAP, reflects earnings excluding the impact of interest expense, provision for income taxes, depreciation and amortization. We consider EBITDA to be an indicator of operating performance, and we use it to measure our ability to service debt, fund capital expenditures and expand our business. We also use EBITDA, as do analysts, lenders, investors and others, because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

We also evaluate Adjusted EBITDA, another non-GAAP financial measure, as an indicator of performance. Our Adjusted EBITDA excludes the impact of our 2008 and 2009 restructuring costs and 2008, 2009 and 2010 impairment charges and includes the impact of interest expense associated with our debt from the securitization of our notes receivable. We include the interest expense related to debt from the securitization of our notes receivable in determining Adjusted EBITDA as the debt is secured by notes receivable that have been sold to bankruptcy remote special purpose entities, and is not recourse generally to us or to our business. We evaluate Adjusted EBITDA, which adjusts for these items to allow for period-over-period comparisons of our ongoing core operations before material charges and is useful to measure our ability to service our non-securitized debt. EBITDA and Adjusted EBITDA also facilitate our comparison of results from our ongoing operations with results from other vacation ownership companies.

EBITDA and Adjusted EBITDA have limitations and should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Both of these non-GAAP measures exclude certain cash expenses that we are obligated to make. In addition, other companies in our industry may calculate Adjusted EBITDA differently than we do or may not calculate it at all, limiting Adjusted EBITDA’s usefulness as a comparative measure. The table below shows our EBITDA and Adjusted EBITDA calculations and reconciles those measures with Net Income (Loss).

	Twenty-four Weeks Ended		Fiscal Years
($ in millions)	June 17, 2011	June 18, 2010	2010	2009	2008
Net income (loss)	$35	$30	$67	$(532)	$(16)
Interest Expense	22	28	56	—	—
Tax provision (benefit), continuing operations	26	18	45	(231)	25
Depreciation and amortization	17	18	39	43	46

EBITDA	100	94	207	(720)	55

Restructuring expenses	—	—	—	44	19
Impairment charges:
Impairments (reversals)	—	(5)	15	623	44
Impairments (reversals) on equity investment	—	—	(11)	138	—
Consumer financing interest expense	(22)	(28)	(56)	—	—

	(22)	(33)	(52)	805	63

Adjusted EBITDA	$78	$61	$155	$85	$118

Business Segments

Our business is grouped into four business segments: North America, Luxury, Europe and Asia Pacific. See Footnote No. 20, “Business Segments,” of the Notes to our annual Combined Financial Statements for further information on our segments.

At the end of the first half of 2011, we operated the following 64 properties by segment (under 71 separate resort management contracts):

	U.S.(1)	Non-U.S.	Total
North America	43	3	46
Luxury	8	2	10
Europe	—	5	5
Asia Pacific	—	3	3

Total	51	13	64

(1)	Includes U.S. territories.

Non-GAAP Financial Measures

We report Segment financial results (as adjusted), a financial measure that is not prescribed or authorized by GAAP. We believe Segment financial results (as adjusted) better reflects a segment’s core operating performance than the comparable unadjusted measure, Segment financial results, as it adjusts this measure for restructuring charges and impairment charges that are not representative of ongoing operations.

The tables on the following pages reconcile Segment financial results (as adjusted) to the most directly comparable GAAP measure (identified by a footnote reference on the following segment tables). This non-GAAP measure is not an alternative to revenue, net income or any other comparable operating measure prescribed by GAAP. In addition, Segment financial results (as adjusted) may be calculated and/or presented differently than measures with the same or similar names that are reported by other companies, and as a result, the Segment financial results (as adjusted) we report may not be comparable to those reported by others.

North America

	Twenty-four Weeks Ended		Fiscal Years
($ in millions)	June 17, 2011	June 18, 2010	2010	2009	2008
Revenues
Sales of vacation ownership products, net	$234	$235	$492	$596	$869
Resort management and other services	82	79	175	161	167
Financing(1)	73	82	172	43	66
Rental	82	73	152	139	149
Other	14	14	27	32	27
Cost reimbursements	118	111	233	224	211

Total Revenues	603	594	1,251	1,195	1,489

Expenses
Costs of vacation ownership products	91	96	191	241	317
Marketing and sales	113	116	247	304	439
Resort management and other services	66	68	149	116	130
Rental	70	65	135	145	123
Other	6	6	12	24	19
General and administrative	1	2	4	4	4
Restructuring	—	—	—	31	13
Impairment	—	—	—	108	9
Cost reimbursements	118	111	233	224	211

Total Expenses	465	464	971	1,197	1,265

Segment financial results.	$138	$130	$280	$(2)	$224

Segment financial results as adjusted(2)	$138	$130	$280	$137	$246

Contract Sales (company-owned)
Vacation ownership	$237	$257	$529	$572	$905
Residential products	1	—	1	1	17

Subtotal	238	257	530	573	922
Cancellation allowance	—	—	—	(4)	(16)

Total contract sales	$238	$257	$530	$569	$906

Volume per Guest(3)	$2,553	N/A	$2,285	N/A	N/A

(1)	Financing revenues and reflect the impact of adopting the new Consolidation Standard beginning in 2010.
(2)	Denotes a non-GAAP measure and includes:

Segment financial results	$138	$130	$280	$(2)	$224
Add:
- Restructuring	—	—	—	31	13
- Impairment	—	—	—	108	9

Segment financial results (as adjusted)	$138	$130	$280	$137	$246

(3)	Includes only VPG information subsequent to the launch of the MVCD program in mid-2010.

First Half of 2011 Compared to First Half of 2010

The $9 million (2 percent) increase in revenues to $603 million in the first half of 2011 from $594 million in the first half of 2010 reflected $9 million of higher rental revenues, $7 million of higher cost reimbursements, and $3 million of higher resort management and other services revenues, partially offset by $9 million of lower financing revenues and $1 million of lower sales of vacation ownership products.

Rental revenues increased $9 million (12 percent) to $82 million in the first half of 2011 from $73 million in the first half of 2010, reflecting rental demand for our properties that resulted in a 2 percent increase in transient keys rented (8,500 additional keys) and a near 5 percent increase in transient rate achieved ($8.33 increase per key). Resort occupancy, which includes owner and rental occupancy, declined slightly to 90 percent in the first half of 2011 compared to 91 percent in the first half of 2010.

Cost reimbursements increased $7 million (6 percent) to $118 million in the first half of 2011 from $111 million in the first half of 2010, reflecting the impact of growth across the system from new resorts and new phases of existing resorts.

Resort management and other services revenues increased $3 million (4 percent) to $82 million in the first half of 2011 from $79 million in the first half of 2010, reflecting $6 million of additional fees associated with the MVCD program, $1 million of higher ancillary revenues from food and beverage and golf offerings, and $1 million of higher management fees (from $23 million to $24 million) resulting from the cumulative increase in the number of vacation ownership products sold, partially offset by $4 million of lower resales commissions.

Financing revenues decreased $9 million (11 percent) to $73 million in the first half of 2011 from $82 million in the first half of 2010, reflecting a lower outstanding notes receivable balance due to the continued collection of existing mortgage notes receivables. In both the first half of 2011 and 2010 approximately 41 percent of purchasers financed their vacation ownership purchase with us.

Revenue from the sale of vacation ownership products decreased $1 million to $234 million in the first half of 2011 compared to $235 million in the first half of 2010, reflecting $19 million of lower gross contract sales, offset by $4 million related to higher revenue reportability and $14 million of lower notes receivable reserve activity due to an increase to the reserve in the first half of 2010 resulting from higher note receivable default and delinquency activity.

Gross contract sales decreased $19 million (7 percent) to $238 million in the first half of 2011 from $257 million in the first half of 2010 due to the impact of a higher proportion of sales made to existing owners that resulted in a 17 percent decline in the overall average price per contract to $24,100 in the first half of 2011 from $29,114 in the first half of 2010. The increase in existing owner purchases was driven by the launch of the MVCD program in mid-2010, as our sales efforts were focused on educating existing owners about this program. As a result, while the number of sales contracts executed in the first half of 2011 rose by 22 percent, or 1,500 contracts, from the first half of 2010, sales to existing owners as a percentage of total sales was 69 percent in the current year, compared to 49 percent in the prior year. The average price per contract for sales to existing owners was over $7,000 (or 25 percent) lower than the first half of 2010 given the lower minimum purchase requirements for existing owners in the MVCD program. The average price per contract for new owners increased by nearly $700 (2 percent) from the first half of 2010.

Segment financial results increased $8 million to $138 million in the first half of 2011 from $130 million in the first half of 2010 due to $7 million of higher revenue from the sale of vacation ownership products net of related expenses, $5 million from higher resort management and other services revenues net of expenses, $4 million of higher rental revenues net of expenses, and $1 million of lower general and administrative expenses. These increases were partially offset by $9 million of lower financing revenues net of expenses from lower revenues.

Revenues from the sale of vacation ownership products net of expenses increased $7 million to $30 million in the first half of 2011 from $23 million in the first half of 2010. Results included $4 million of lower real estate inventory costs associated with a proportionately higher sales mix of lower cost projects, as well as the inclusion in the first half of 2010 of the increase to the notes receivable reserve as a result of higher note receivable default and delinquency activity. These increases were partially offset by lower contract sales.

Resort management and other services revenues net of expenses increased $5 million to $16 million in the first half of 2011 from $11 million in the first half of 2010 from additional fees associated with the MVCD program, net of expenses and $1 million of higher management fees.

Rental revenues net of expenses increased $4 million to $12 million in the first half of 2011 from $8 million in the first half of 2010 as a result of increased transient keys rented and higher transient rates as well as $1 million of lower costs due to fewer owner exchanges for Marriott Rewards Points.

2010 Compared to 2009

The $56 million increase (5 percent) in revenues to $1,251 million in 2010 from $1,195 million in 2009 reflected $129 million of higher financing revenues, a $14 million increase in resort management and other services revenues, $13 million of higher rental revenues and $9 million of higher cost reimbursements, offset by a $104 million decline in revenues from the sale of vacation ownership products and $5 million of lower other revenues.

The $129 million increase in financing revenues to $172 million in 2010, from $43 million in 2009, primarily reflected a $129 million increase in interest income, including a $135 million increase from the notes receivable we now consolidate in accordance with the new Consolidation Standard, partially offset by a $6 million decline in interest income related to a lower non-securitized notes receivable balance. The lower non-securitized notes receivable balance reflects the continued collection of existing notes receivable and lower financing propensity than we experienced in the past due in part to our elimination of financing incentive programs. For 2010, 42 percent of buyers financed their purchase with us, compared to 46 percent in 2009. On average, the non-securitized notes receivable balance decreased $75 million to $320 million in 2010 from $395 million in 2009.

Rental revenues increased $13 million (9 percent) to $152 million in 2010 from $139 million in 2009, reflecting rental demand for our properties that resulted in a 9 percent increase in transient keys rented (63,000 additional keys) and a 9 percent increase in transient rate achieved ($13.83 increase per key). This was partially offset by a decrease in tour package revenue of $10 million related to lower tour flow, as we reduced reliance on this higher cost marketing channel. Resort occupancy, which includes owner and rental occupancy, increased 1 percentage point to 92 percent in 2010.

The $14 million (9 percent) increase in resort management and other services revenues to $175 million in 2010 from $161 million in 2009 reflected $7 million of fees associated with the MVCD program that we launched in mid-2010, $5 million of higher ancillary revenues due to stronger demand for food and beverage and golf offerings and the impact of new or full-year operations at various projects and phases opened in 2009, and a $4 million increase in management fees (from $46 million to $50 million) resulting from the cumulative increase in the number of vacation ownership products sold.

The $9 million (4 percent) increase in cost reimbursements to $233 million in 2010 from $224 million in 2009 reflected the impact of growth across the system from new resorts and new phases at existing resorts.

Revenues from the sale of vacation ownership products decreased $104 million (17 percent) to $492 million in 2010 from $596 million in 2009, reflecting lower vacation ownership contract sales, $38 million related to lower revenue reportability year-over-year, the majority of which became reportable in the first half of 2011, and $27 million related to notes receivable reserve activity. The notes receivable reserve activity included a $25 million favorable impact in 2009 of the reversal of the notes receivable reserve into income upon the sale of the notes receivable through securitization. In 2010, notes receivable and the related reserves remained on our books upon securitization as part of our adoption of the new Consolidation Standard. Notes receivable reserve activity also included a $2 million increase to the 2010 notes receivable reserve as a result of higher note receivable default and delinquency activity.

Gross contract sales decreased $43 million (8 percent) to $530 million in 2010 from $573 million in 2009, reflecting:

•

The continued impact of a weakened economy, due in part to the continued weakness in consumer confidence and decreased consumer willingness to spend discretionary income on purchases such as vacation ownership;

•

The impact of restructuring efforts that we started in 2008 in response to the weakened economy that resulted in the closing of eight sales locations and one call center where we were no longer selling cost effectively. While those efforts resulted in lower sales volumes, they contributed to improvement in our total revenues from the sale of vacation ownership products, net of expenses;

•	The impact of the 2009 sales promotion launched in celebration of the company’s 25th anniversary, which resulted in a significant increase in contract sales in 2009; and

•

The impact of a higher proportion of sales made to our existing owners that resulted in a 22 percent decline in the overall average price per contract to $21,799 in 2010 from $27,889 in 2009. The increase in existing owner purchases was driven by: (1) sales promotions and (2) the launch of the MVCD program in mid-2010, as our sales efforts were focused on educating existing owners about this program. As a result, while the number of sales contracts executed in 2010 rose by 29 percent, or nearly 4,400 contracts, from 2009, sales to existing owners as a percentage of total sales was 66 percent in 2010, compared to 47 percent in 2009. The average price per contract for sales to existing owners was nearly $8,000 (or 30 percent) lower than 2009 given the impact of discounting and lower minimum purchase requirements for existing owners in the MVCD program as compared to the average price per week in 2010.

Other revenues decreased $5 million (16 percent) to $27 million in 2010 from $32 million in 2009 due mainly to $5 million of lower tour deposit forfeitures in 2009, partially offset by higher settlement revenues associated with a higher number of contract closings in 2010.

Segment financial results of $280 million in 2010 increased by $282 million from $2 million of losses in 2009, and primarily reflected a favorable variance from the $139 million of impairment charges and restructuring expenses recorded in 2009, $129 million of higher financing revenues, $23 million of higher rental revenues net of expenses, $7 million from higher other revenue net of expense, driven mainly by a $10 million charge in 2009 related to resolving a tax issue with a state taxing authority, and $3 million from higher revenues from the sale of vacation ownership products net of expenses. Offsetting these increases was $19 million of lower resort management and other services revenues net of expenses.

Rental revenues net of expense increased $23 million to $17 million in 2010 from a loss of $6 million in 2009 as a result of increased transient keys rented and higher transient rates, $12 million of lower costs due to fewer owner exchanges for Marriott Rewards Points, and lower operating costs resulting from cost savings initiatives implemented in 2008. These increases were partially offset by $3 million of higher maintenance fees on unsold inventory (to $43 million in 2010 from $40 million in 2009) and $4 million of higher subsidy costs, both associated with the opening of new projects and phases.

Revenues from the sale of vacation ownership products net of expenses increased $3 million to $54 million in 2010 from $51 million in 2009 as a result of a nearly 1 percentage point reduction in marketing and sales expenses, as a percentage of related revenues, related to the cost savings initiatives begun in 2008, including the closure of higher cost sales locations, and lower overall real estate inventory expenses. These increases were partially offset by lower revenues and $4 million from higher non-capitalizable development expenses, including property taxes and insurance, due to our decision to delay developing new project phases. A proportionately higher sales mix of lower cost projects resulted in $18 million of lower real estate inventory expenses, offset by an unfavorable variance of $10 million for real estate inventory cost true-ups related to revised estimates of project economics.

Resort management and other services revenues net of expenses decreased $19 million to $26 million in 2010 from $45 million in 2009 resulting mainly from $12 million of start-up costs associated with the launch of the MVCD program, as well as higher technology costs.

Segment financial results (as adjusted) increased by $143 million to $280 million in 2010 from $137 million in 2009.

2009 Compared to 2008

The $294 million (20 percent) decrease in revenues to $1,195 million in 2009 from $1,489 million in 2008 reflected $273 million of lower revenues from the sale of vacation ownership products, $23 million of lower financing revenues, $10 million of lower rental revenues, and $6 million of lower resort management and other services revenues. These declines were partially offset by $13 million of higher cost reimbursements and $5 million of higher other revenues.

Revenues from the sale of vacation ownership products decreased $273 million (31 percent) to $596 million in 2009 from $869 million in 2008, reflecting lower vacation ownership contract sales, partially offset by $42 million of favorable revenue reportability year-over-year, and $22 million of favorable notes receivable reserve activity. Prior to 2010, under then-existing accounting guidance, we reversed into income notes receivable reserves associated with the sale through securitizations. As such, 2009 benefited from a higher reversal of the notes receivable reserve into income due to our completion of two notes receivable securitizations in 2009, compared to only one in 2008.

Gross contract sales decreased $349 million (38 percent) to $573 million in 2009 from $922 million in 2008 due to weaker demand for our products and the impact of the closure or downsizing of sales locations. Similar to other companies in the vacation ownership industry, our sales performance in 2009 reflected the impact that the weakened economy had on consumer confidence and consumer willingness to spend discretionary income on purchases such as vacation ownership. Contract sales, net of cancellation allowances, decreased $337 million to $569 million in 2009 from $906 million in 2008.

Financing revenues declined $23 million (35 percent) to $43 million in 2009 from $66 million in 2008 resulting from $22 million of lower interest income in 2009 due to a $64 million lower balance of non-securitized notes receivable in 2009 as a result of our completion of two notes receivable securitizations during 2009 compared to one notes receivable securitization that occurred early in 2008.

The $10 million (7 percent) rental revenues decline to $139 million from $149 million reflected weaker rental demand resulting in an 18 percent reduction in transient rates, partially offset by a 17 percent increase in keys rented. Resort occupancy, which includes owner and rental occupancy, declined 1 percentage point to 91 percent in 2009.

Resort management and other services revenues declined $6 million to $161 million in 2009 from $167 million in 2008 as a result of $11 million of lower commissions on lower resales volumes, partially offset by higher management fees (from $41 million to $46 million) from the cumulative increase in the number of vacation ownership products sold.

Cost reimbursements increased $13 million (6 percent) to $224 million in 2009 from $211 million in 2008, reflecting the impact of growth across the system from new resorts and new phases of existing resorts, partially offset by the impact of cost containment efforts.

Other revenues increased $5 million (19 percent) to $32 million in 2009 from $27 million in 2008, resulting mainly from $6 million of higher tour deposit forfeitures in 2009.

Segment financial results decreased $226 million to $2 million of losses in 2009 from $224 million of income in 2008, and primarily reflected an unfavorable variance of $117 million related to the impairments and restructuring costs recorded in 2009 and 2008, a decrease in revenues from the sale of vacation ownership products net of expenses of $62 million, $32 million from lower rental revenues net of expenses, and $23 million of lower financing revenues net of expenses due mainly to lower interest income as discussed in the revenues section above, partially offset by $8 million of higher resort management and other services revenues net of expenses.

Revenues from the sale of vacation ownership products net of expenses decreased $62 million to $51 million in 2009 from $113 million in 2008 due mainly to the impact of the lower revenues from the sale of vacation ownership products, a nearly 1 percentage point increase in overall marketing and sales expenses as a percentage of related revenues due to decreased contract sales volumes, and an unfavorable variance of $33 million for real estate inventory cost true-ups related to revised estimates of project economics.

Rental revenues net of expenses decreased $32 million to a loss of $6 million in 2009 from income of $26 million in 2008 from lower transient rates, $18 million of higher maintenance fees associated with unsold inventory due to new projects and new phases of existing projects ($40 million in 2009 from $22 million in 2008), and $6 million of higher Marriott Rewards expenses due to increased owner exchanges for Marriott Rewards Points. In addition, 2008 benefited from an $8 million reduction from a change in estimate in the Marriott Rewards customer loyalty program liability.

Resort management and other services revenues net of expenses increased $8 million to $45 million in 2009 from $37 million in 2008 on $6 million of higher management fee revenues and $3 million of higher revenues net of expenses on resales activity driven mainly by the favorable timing of revenue recognition for sales commissions.

Segment financial results (as adjusted) decreased by $109 million to $137 million in 2009 from $246 million in 2008.

Luxury

	Twenty-four Weeks Ended		Fiscal Years
($ in millions)	June 17, 2011	June 18, 2010	2010	2009	2008
Revenues
Sales of vacation ownership products, net	$9	$13	$20	$39	$45
Resort management and other services	12	10	20	20	18
Financing(1)	3	4	8	7	3
Rental	2	2	2	2	3
Other	1	—	1	1	—
Cost reimbursements	23	25	52	58	61

Total Revenues	50	54	103	127	130

Expenses
Costs of vacation ownership products	6	6	11	28	29
Marketing and sales	6	11	23	31	38
Resort management and other services	14	11	23	26	33
Rental	11	9	21	18	20
Other	—	—	—	1	2
General and administrative	2	2	3	3	3
Restructuring	—	—	—	3	1
Impairment	—	—	20	441	25
Cost reimbursements	23	25	52	58	61

Total Expenses	62	64	153	609	212

Gains and other income	—	—	—	2	—
Equity in (losses) earnings	—	(6)	(8)	(12)	11
Impairment reversals (charges) on equity investment	—	—	11	(138)	—

Segment financial results	$(12)	$(16)	$(47)	$(630)	$(71)

Segment financial results as adjusted(2)	$(12)	$(16)	$(38)	$(48)	$(45)

Contract Sales
Company-Owned
Vacation ownership	$9	$13	$20	$25	$27
Residential products	1	6	8	11	9

Subtotal	10	19	28	36	36
Cancellation allowance	1	—	(1)	(4)	(2)

Total company-owned contract sales	11	19	27	32	34

Joint Venture
Vacation ownership	6	7	12	19	16
Residential products	—	4	4	—	32

Subtotal	6	11	16	19	48
Cancellation allowance	—	(14)	(19)	(75)	(97)

Total joint venture contract sales	6	(3)	(3)	(56)	(49)

Total contract sales	$17	$16	$24	$(24)	$(15)

(1)	Financing revenues and reflect the impact of adopting the new Consolidation Standard beginning in 2010.

(2)	Denotes a non-GAAP measure and includes:

Segment financial results	$(12)	$(16)	$(47)	$(630)	$(71)
Add:
- Restructuring	—	—	—	3	1
- Impairment	—	—	20	441	25
- Impairment reversals (charges) on equity investment	—	—	(11)	138	—

Segment financial results (as adjusted)	$(12)	$(16)	$(38)	$(48)	$(45)

Overview

Given the continued weakness in the economy, particularly in the luxury real estate market, we have significantly scaled back our development of luxury vacation ownership products. We do not have any luxury projects under construction nor do we have any current plans for new development in this segment. While we will continue to sell existing luxury vacation ownership products, we also expect to evaluate opportunities for bulk sales of excess luxury inventory and disposition of undeveloped land.

First Half of 2011 Compared to First Half of 2010

Revenues decreased $4 million (7 percent) to $50 million in the first half of 2011 from $54 million in the first half of 2010, reflecting $4 million of lower revenues from the sale of company-owned vacation ownership products and $2 million of lower cost reimbursements, partially offset by $2 million of higher resort management and other services revenues.

Revenue from the sale of luxury vacation ownership products decreased $4 million (31 percent) to $9 million in the first half of 2011 from $13 million in the first half of 2010, reflecting lower sales volumes due to the weakness in the luxury real estate market and $7 million related to unfavorable revenue reportability year-over-year. These declines were partially offset by $11 million of lower notes receivable reserve activity, due mainly to an increase to the reserve in the first half of 2010 as a result of higher note receivable default and delinquency activity.

Total contract sales include sales from company-owned projects as well as sales generated under a marketing and sales arrangement with a joint venture. Gross contract sales (before cancellation allowances) decreased $14 million driven mainly by lower sales of residential products due to continued weakness in the luxury real estate market. Contract sales, net of cancellation allowances, reflected an increase of $1 million to $17 million in the first half of 2011 from $16 million in the first half of 2010, reflecting a $15 million reduction in the cancellation allowances year-over-year, partially offset by the weakness in the real estate market. Since we do not expect to have any luxury projects under construction, we do not anticipate having significant cancellation allowances in the future.

Cost reimbursements decreased $2 million (8 percent) to $23 million in the first half of 2011 from $25 million in the first half of 2010 due to lower development expenditures after completion of a project by one of our joint ventures and lower marketing and sales costs incurred under our joint venture arrangements, in response to weak business conditions and cost containment measures.

Resort management and other services revenues increased $2 million (20 percent) to $12 million in the first half of 2011 from $10 million in the first half of 2010 due mainly to higher ancillary revenues related to stronger consumer demand and the addition of new projects and new phases of existing projects. Management fees remained flat at $1 million in the first halves of 2011 and 2010.

Segment financial results improved $4 million to a loss of $12 million in the first half of 2011 from a loss of $16 million in the first half of 2010, reflecting $6 million of lower equity in losses due to the discontinuance of recording equity in losses when our investments in a joint venture, including loans from the joint venture, reached zero during 2010, partially offset by $2 million of lower rental revenues net of expenses (losses).

Rental revenues net of expenses decreased $2 million to a loss of $9 million in the first half of 2011 from a loss of $7 million in the first half of 2010, reflecting increased maintenance fees on unsold inventory related to a new project, bringing total maintenance costs on unsold inventory to $8 million in the first half of 2011 up from $6 million in the first half of 2010.

2010 Compared to 2009

The $24 million (19 percent) decrease in Luxury segment revenues to $103 million in 2010 from $127 million in 2009 reflected $19 million of lower revenues from the sale of company-owned vacation ownership products and $6 million of lower cost reimbursements, partially offset by $1 million of higher financing revenues. Management fees remained flat at $3 million in 2010 and 2009.

Revenues from the sale of vacation ownership products decreased $19 million (49 percent) to $20 million in 2010 from $39 million in 2009, reflecting lower sales volumes due to the weakness in the luxury real estate market, continued price discounting to drive sales, and the impact of fewer sales locations resulting from our cost savings initiatives. In addition, results reflected a $10 million increase to the 2010 notes receivable reserve activity as a result of higher note receivable default and delinquency activity and $4 million related to unfavorable revenue reportability year-over-year.

Gross contract sales (before cancellation allowances) decreased $11 million due to the continued weakness in the luxury real estate market. Contract sales, net of cancellation allowances, reflected an increase of $48 million to $24 million in 2010 from $24 million of net negative sales in 2009 driven mainly by a net $59 million decrease in cancellation allowances. Since we do not expect to have any luxury projects under construction, we do not anticipate having significant cancellation allowances in the future.

Cost reimbursements decreased $6 million (10 percent) to $52 million in 2010 from $58 million in 2009 due to lower development expenditures after completion of a project by one of our joint ventures and lower marketing and sales costs incurred under our joint venture arrangements, in response to weak business conditions and cost containment measures.

Segment financial results improved by $583 million to $47 million of losses in 2010 from $630 million of losses in 2009, primarily reflecting a favorable variance from the $573 million of impairment charges and restructuring expenses recorded in 2009 and 2010, $6 million of higher revenues from the sale of vacation ownership products net of expenses, $1 million of higher financing revenues net of expenses due to higher interest income associated with the new Consolidation Standard, a $4 million improvement in equity in losses, and a $3 million increase in resort management and other services revenues net of expenses. These increases were partially offset by $2 million of lower gains and other income and $3 million of lower rental revenues net of expenses.

Revenues from the sale of vacation ownership products net of expenses improved $6 million to a loss of $14 million in 2010 from a loss of $20 million in 2009, resulting from lower real estate inventory expenses associated with a proportionately higher sales mix of lower cost projects, partially offset by lower revenues, higher marketing and sales costs due to weak business conditions, and a $2 million increase of non-capitalizable development expenses due to the decision to delay developing new project phases. Due to the ongoing soft luxury market, we streamlined marketing and sales staffing by focusing only on key markets. Further, we re-emphasized our points-based resort system product and lowered prices in some locations to help sell existing inventory.

Equity in losses of $8 million in 2010 improved by $4 million from equity in losses of $12 million in 2009 due mainly to lower cancellation reserves and improved operating results related to a joint venture project as well as the discontinuance of recording equity in losses when our investments in the joint venture, including loans due from the joint venture, were reduced to zero in 2010.

Resort management and other services revenues net of expenses improved $3 million to a loss of $3 million in 2010 from a loss of $6 million in 2009 due to lower marketing and sales expenses incurred under a marketing and sales arrangement with one of our joint venture projects given reduced contract sales volumes, as well as higher technology costs.

Rental losses increased $3 million to a loss of $19 million in 2010 from a loss of $16 million in 2009, reflecting increased maintenance fees on unsold inventory related to a new project, bringing total maintenance costs on unsold inventory to $13 million in 2010 from $9 million in 2009. The $2 million decrease in gains and other income primarily reflected the unfavorable variance from the $2 million gain on the disposition of a sales location in 2009.

Segment financial results (as adjusted) improved by $10 million to $38 million of losses in 2010 from $48 million of losses in 2009.

2009 Compared to 2008

The $3 million (2 percent) decrease in revenues to $127 million in 2009 from $130 million in 2008 reflected $6 million of lower revenues from the sale of luxury vacation ownership products, $3 million of lower cost reimbursements, $1 million of lower rental revenues, partially offset by $4 million of higher financing revenues and $2 million of higher resort management and other services revenues.

On relatively flat contract sales from company-owned projects, revenues from the sale of vacation ownership products decreased $6 million (13 percent) to $39 million in 2009 from $45 million in 2008, reflecting lower revenue reportability year-over-year. Rental revenues decreased $1 million to $2 million in 2009 from $3 million in 2008 due to weak demand for rental products. Cost reimbursements decreased $3 million (5 percent) to $58 million in 2009 from $61 million in 2008 due to lower development expenditures as a result of completing construction at one of our joint venture projects and lower marketing and sales efforts incurred under our joint venture arrangements, in response to business conditions and cost containment measures.

Financing revenues increased $4 million to $7 million in 2009 from $3 million in 2008 due mainly to higher interest earned on a loan to a joint venture.

The $2 million (11 percent) increase in resort management and other services revenues to $20 million in 2009 from $18 million in 2008 resulted from $4 million of higher fees earned on higher contract closings under a marketing and sales arrangement with a joint venture and $1 million of higher management fees (from $2 million to $3 million) and customer service revenues from the cumulative increase in the number of vacation ownership products sold, partially offset by $2 million of lower ancillary revenues given the weakened economy and lower customer propensity to spend as well as $1 million of lower commissions earned on lower resale volumes.

Segment financial results of $630 million of losses in 2009 increased by $559 million from $71 million of losses in 2008, and primarily reflected an unfavorable variance of $556 million from the impairments and restructuring costs recorded in 2008 and 2009, and $23 million related to decreased equity in earnings (losses). These declines were partially offset by $9 million of higher resort management and other services revenues net of expenses, $4 million of higher financing revenues net of expenses from higher interest income, $2 million of higher revenues from the sale of vacation ownership products net of expenses, $2 million related to higher other revenues net of expenses, and $1 million related to increased rental revenues net of expenses.

Equity in earnings (losses) decreased to a loss of $12 million in 2009 from earnings of $11 million in 2008 due to decreased earnings in 2009 for a joint venture project associated with lower sales volumes and higher operating and other costs, as well as the impact of cancellation allowances and 2009 impairment charges.

Resort management and other services revenues net of expenses improved $9 million to a loss of $6 million in 2009 from a loss of $15 million in 2008, reflecting $3 million of increased fees earned under a marketing and sales arrangement, $4 million of improved revenues net of expenses associated with resales activity and $2 million related to higher customer services revenues net of expenses from the cumulative increase in the number of vacation ownership products sold.

Revenues from the sale of vacation ownership products net of expenses improved $2 million to a loss of $20 million in 2009 from a loss of $22 million in 2008 due to marketing and sales expense savings initiatives implemented in response to weak real estate market conditions as well as $3 million of favorable revenue reportability. These increases were partially offset by an unfavorable variance of $2 million for real estate inventory cost true-ups related to revised estimates of project economics.

Other revenues net of expenses improved to a breakeven position in 2009 from a loss of $2 million in 2008 reflecting the higher other revenues, and rental revenues net of expenses improved $1 million to a loss of $16 million in 2009 from a loss of $17 million in 2008 reflecting $4 million of lower subsidy expenses, partially offset by $1 million of higher maintenance fee expenses on unsold inventory related to new projects and new phases of existing projects as well as the impact of lower revenues due to weak demand. Maintenance costs on unsold inventory were $9 million in 2009 compared to $8 million in 2008.

Segment financial results (as adjusted) declined by $3 million to a loss of $48 million in 2009 from a loss of $45 million in 2008.

Europe

	Twenty-four Weeks Ended
	June 17, 2011	June 18, 2010	Fiscal Years
($ in millions)			2010	2009	2008
Revenues
Sales of vacation ownership products, net	$22	$23	$58	$46	$91
Resort management and other services	13	12	29	30	34
Financing	2	2	5	6	7
Rental	7	6	17	16	19
Other	—	—	1	1	—
Cost reimbursements	12	11	24	23	25

Total Revenues	56	54	134	122	176

Expenses
Costs of vacation ownership products	7	7	19	18	38
Marketing and sales	14	14	32	32	70
Resort management and other services	10	10	24	25	28
Rental	8	8	18	17	20
Other	—	—	1	1	1
General and administrative	1	—	1	1	1
Restructuring	—	—	—	3	5
Impairment	—	—	—	51	10
Cost reimbursements	12	11	24	23	25

Total Expenses	52	50	119	171	198

Segment financial results	$4	$4	$15	$(49)	$(22)

Segment financial results as adjusted(1)	$4	$4	$15	$5	$(7)

Contract Sales (company-owned)
Vacation ownership	$23	$23	$63	$55	$89

Total contract sales	$23	$23	$63	$55	$89

(1) Denotes a non-GAAP measure and includes:
Segment financial results	$4	$4	$15	$(49)	$(22)
Add:
- Restructuring	—	—	—	3	5
- Impairment	—	—	—	51	10

Segment financial results (as adjusted)	$4	$4	$15	$5	$(7)

Overview

In our Europe segment, we are focusing on selling our existing projects and managing existing resorts. We do not have any current plans for new development in this segment.

First Half of 2011 Compared to First Half of 2010

Revenues increased $2 million (4 percent) to $56 million in the first half of 2011 from $54 million in the first half of 2010, reflecting $1 million of higher cost reimbursements from growth across the system, $1 million of higher resort management and other services revenues on higher ancillary revenues from food and beverage and golf offerings, and $1 million of higher rental revenues from a 24 percent increase in transient keys (nearly 5,000) and a 4 percent increase in transient rate ($9.72 increase per key). These increases were partially offset by

$1 million of lower revenues from the sale of vacation ownership products due to lower revenue reportability on flat contract sales of $23 million in both years. Management fees remained flat at $2 million in the first halves of 2011 and 2010.

Segment financial results of $4 million in the first half of 2011 were flat to the prior year, reflecting higher rental revenues, net of expenses., offset by an increase in general and administrative costs.

2010 Compared to 2009

The $12 million (10 percent) increase in revenues to $134 million in 2010 from $122 million in 2009 reflected $12 million of higher revenue from the sale of vacation ownership products, partially offset by $1 million of lower financing revenues. Management fees remained flat at $6 million in 2010 and 2009.

Revenues from the sale of vacation ownership products increased $12 million (26 percent) to $58 million in 2010 from $46 million in 2009, reflecting higher vacation ownership contract sales and $3 million related to favorable revenue reportability year-over-year.

Contract sales increased $8 million (15 percent) to $63 million in 2010 from $55 million in 2009, reflecting increased demand for European products predominantly from Middle East based customers as well as the impact of price discounting and sales incentives versus 2009. Sales of our multi-week product increased by 40 percent as a result of price reductions to help stimulate demand.

The $1 million decrease in financing revenues to $5 million in 2010 from $6 million in 2009 primarily reflected a decrease in interest income due to a lower notes receivable balance. The average notes receivable balance decreased $8 million to $45 million in 2010 from $53 million in 2009.

Segment financial results of $15 million in 2010 improved by $64 million from $49 million of losses in 2009, and primarily reflected a favorable variance from the $54 million of impairment charges and restructuring expenses recorded in 2009 and $11 million of higher revenues from the sale of vacation ownership products net of expenses, partially offset by $1 million of lower tour deposit forfeitures.

Revenues from the sale of vacation ownership products net of expenses improved $11 million to $7 million in 2010 from a loss of $4 million in 2009, resulting from higher contract sales. Marketing and sales expenses as a percentage of related revenues declined over 14 percentage points as a result of a higher mix of sales from more cost effective marketing channels in the Middle East, increased sales of our multi-week product, and improved leverage of our fixed costs. Real estate inventory costs declined $3 million, reflecting a proportionately higher sales mix of lower cost projects in 2009.

Segment financial results (as adjusted) increased by $10 million to $15 million in 2010 from $5 million in 2009.

2009 Compared to 2008

The $54 million (31 percent) decrease in revenues to $122 million in 2009 from $176 million in 2008 reflected $45 million of lower revenues from the sale of vacation ownership products, $4 million of lower resort management and other services revenues, $3 million of lower rental revenues, and $2 million of lower cost reimbursements, many of which were unfavorably impacted by an appreciating Euro.

Revenues from the sale of vacation ownership products decreased $45 million (49 percent) to $46 million in 2009 from $91 million in 2008, reflecting lower vacation ownership contract sales and foreign currency fluctuations, $8 million related to lower revenue reportability year-over-year and $3 million due to higher notes receivable reserve activity. Resort management and other services revenues declined $4 million to $30 million in 2009 from $34 million in 2008, mainly reflecting weaker demand at ancillary operations including food and beverage and golf operations, partially offset by $1 million of higher management fees (from $5 million to $6 million).

Contract sales decreased $34 million (38 percent) to $55 million in 2009 from $89 million in 2008, reflecting our downsizing of tour production due to weaker demand for our products from the United Kingdom, German, and Middle East markets as a result of the economic downturn at the end of 2008, price discounting to help stimulate demand, and the unfavorable impact of foreign currency fluctuations on Euro-denominated sales.

Rental revenues declined $3 million (16 percent) to $16 million in 2009 from $19 million in 2008, reflecting increased discounting to drive demand given weakened economic conditions. Cost reimbursements decreased $2 million to $23 million in 2009 from $25 million in 2008 due to cost savings initiatives implemented in response to the weakened economy and overall demand.

Segment financial results declined by $27 million to a loss of $49 million in 2009 from a loss of $22 million in 2008, and primarily reflected an unfavorable variance of $39 million from the impairment charges and restructuring expenses recorded in 2009 and 2008 and $1 million of lower resort management and other services revenues net of expenses, partially offset by $13 million of higher revenues from the sale of vacation ownership products net of expenses and $1 million of higher other revenues net of expenses.

Resort management and other services revenues net of expenses decreased $1 million to $5 million in 2009 from $6 million in 2008 due mainly to $1 million of lower customer service revenues net of expenses.

Revenue from the sale of vacation ownership products net of expenses improved $13 million to a loss of $4 million in 2009 from a loss of $17 million in 2008. Despite lower contract sales volumes, marketing and sales expenses as a percentage of related revenues improved by 7 percentage points due to downsizing of the sales organization in response to weak business conditions and inventory expenses were favorably impacted by $6 million of real estate inventory cost true-ups related to revised estimates of project economics.

Segment financial results (as adjusted) increased by $12 million to $5 million in 2009 from a loss of $7 million in 2008.

Asia Pacific

	Twenty-four Weeks Ended		Fiscal Years
($ in millions)	June 17, 2011	June 18, 2010	2010	2009	2008
Revenues
Sales of vacation ownership products, net	$30	$27	$65	$62	$99
Resort management and other services	1	1	3	2	2
Financing	2	2	3	4	3
Rental	4	8	16	18	7
Other	—	1	—	—	—
Cost reimbursements	5	4	9	7	7

Total Revenues	42	43	96	93	118

Expenses
Costs of vacation ownership products	10	9	20	20	32
Marketing and sales	21	19	42	46	57
Resort management and other services	1	(1)	—	3	1
Rental	5	10	20	19	7
Other	—	—	1	—	—
General and administrative	—	—	1	1	1
Restructuring	—	—	—	7	—
Impairment	—	(5)	(5)	16	—
Cost reimbursements	5	4	9	7	7

Total Expenses	42	36	88	119	105

Gains and other income	—	—	21	—	—
Equity in losses	—	(1)	—	—	—

Segment financial results	$—	$6	$29	$(26)	$13

Segment financial results as adjusted(2)	$—	$1	$24	$(3)	$13

Contract Sales
Company-Owned
Vacation ownership	$31	$29	$68	$65	$97

Total company-owned contract sales	31	29	68	65	97

Joint Venture
Vacation ownership	—	—	—	—	(1)

Total joint venture contract sales	—	—	—	—	(1)

Total contract sales	$31	$29	$68	$65	$96

(1) Denotes a non-GAAP measure and includes:
Segment financial results	$—	$6	$29	$(26)	$13
Add:
- Restructuring	—	—	—	7	—
- Impairment	—	(5)	(5)	16	—

Segment financial results (as adjusted)	$—	$1	$24	$(3)	$13

First Half of 2011 Compared to First Half of 2010

Asia Pacific revenues declined $1 million (2 percent) to $42 million in the first half of 2011 from $43 million in the first half of 2010, reflecting $4 million of lower rental revenues due the loss of rental units associated with the disposition of an operating hotel in the 2010 fourth quarter that we originally acquired for conversion into vacation ownership products, partially offset by $3 million of higher revenues from the sale of vacation ownership products on higher contract sales volumes. Management fees remained flat at $1 million in the first halves of 2011 and 2010.

Contract sales increased $2 million (7 percent) to $31 million in the first half of 2011 from $29 million in the first half of 2010, reflecting improved demand for our product.

Segment financial results were break-even in the first half of 2011, decreasing by $6 million from $6 million in the first half of 2010. Results reflected a $5 million unfavorable variance related to a 2010 first quarter reversal of a previously recorded impairment charge for one of our Asia Pacific projects and $2 million of lower resort management and other services revenues net of expenses, partially offset by a $1 million improvement in equity in losses.

Resort management and other services revenues net of expenses decreased to break-even in the first half of 2011 from $2 million in the first half of 2010 as a result of the collection of a $2 million receivable in 2010 from a joint venture arrangement that had previously been reserved for in 2009.

Segment financial results (as adjusted) declined by $1 million to $0 in the first half of 2011 from $1 million in the first half of 2010.

2010 Compared to 2009

Asia Pacific revenues increased $3 million (3 percent) to $96 million in 2010 from $93 million in 2009, reflecting $3 million of higher revenues from the sale of vacation ownership products on higher contract sales volumes, $1 million of higher resort management and other services revenues, and $2 million of higher cost reimbursements, offset by $2 million of lower rental revenues due to the fourth quarter disposition of an operating hotel that we originally acquired for conversion into vacation ownership products.

Revenues from the sale of vacation ownership products increased $3 million (5 percent) to $65 million in 2010 from $62 million in 2009, mainly reflecting higher vacation ownership contract sales.

Contract sales increased $3 million (5 percent) to $68 million in 2010 from $65 million in 2009, reflecting increased demand and the opening of a new sales location.

Resort management and other services revenues increased $1 million to $3 million in 2010 from $2 million in 2009, reflecting higher customer service revenues from the cumulative increase in the number of vacation ownership products sold. Rental revenues decreased $2 million to $16 million in 2010 from $18 million in 2009 driven by the loss of rental units associated with the disposition of an operating hotel in the 2010 fourth quarter, partially offset by a 28 percent increase in transient keys rented due to a full-year of rental operations at one of our projects in Thailand. Management fees remained flat at $1 million in 2010 and 2009.

Segment financial results of $29 million in 2010 improved by $55 million from $26 million of losses in 2009, and primarily reflected a favorable variance from the $28 million of impairments and restructuring costs recorded in 2009 and 2010, a $21 million increase in gains and other income, $7 million of higher revenues from the sale of vacation ownership products net of expenses and $4 million of higher resort management and other services revenues net of expenses, partially offset by $3 million of lower rental revenues net of expenses.

Revenues from the sale of vacation ownership products net of expenses improved $7 million to $3 million in 2010 from a loss of $4 million in 2009, resulting from higher contract sales, an 8 percentage point reduction in marketing and sales expenses as a percentage of related revenues due to the cost savings initiatives begun in 2008, and $2 million of lower average inventory costs associated with a proportionately higher sales mix of lower cost projects.

The $21 million of gains and other income in 2010 related to a gain on the sale of an operating hotel.

Resort management and other services revenues net of expenses increased $4 million to $3 million in 2010 from a loss of $1 million in 2009 due to the collection of a $2 million receivable from a joint venture arrangement that had previously been reserved for in 2009.

Rental revenues net of expenses decreased $3 million to a loss of $4 million in 2010 from a loss of $1 million in 2009 due to lower rental revenues, as well as $1 million of higher unsold maintenance fees related to a new project.

Segment financial results (as adjusted) increased by $27 million to $24 million in 2010 from a loss of $3 million in 2009.

2009 Compared to 2008

The $25 million (21 percent) decrease in Asia Pacific revenues to $93 million in 2009 from $118 million in 2008 reflected $37 million of lower revenues from the sale of vacation ownership products from lower contract sales, partially offset by $11 million of higher rental revenues driven primarily by higher revenues from operating a hotel we acquired to convert into vacation ownership products. Management fees remained flat at $1 million in 2009 and 2008.

Revenues from the sale of vacation ownership products decreased $37 million (37 percent) to $62 million in 2009 from $99 million in 2008, reflecting lower contract sales and $6 million related to unfavorable revenue reportability year-over-year.

Contract sales decreased $31 million (32 percent) to $65 million in 2009 from $96 million in 2008, reflecting weaker demand for our products resulting from weakened economic and geo-political conditions, the reduction in the size of our Singapore sales location and sell-out of a project in Phuket, Thailand.

Segment financial results of a $26 million loss in 2009 declined by $39 million from $13 million of income in 2008, and primarily reflected an unfavorable variance from the $23 million of impairments and restructuring costs recorded in 2009, $14 million of lower revenues from the sale of vacation ownership products net of expenses and $2 million of lower resort management and other services revenues net of expenses.

Revenues from the sale of vacation ownership products net of expenses, decreased to a $4 million loss in 2009 from $10 million of income in 2008, resulting from lower contract sales and a 16 percentage point increase in marketing and sales expenses, as a percentage of related revenues, associated with the downturn in the global economy. Resort management and other services revenues net of expenses decreased to a loss of $1 million in 2009 from income of $1 million in 2008 driven mainly by a $2 million reserve recorded against an account receivable from a joint venture arrangement.

Segment financial results (as adjusted) decreased by $16 million to a loss of $3 million in 2009 from $13 million of income in 2008.

Corporate and Other

	Twenty-four Weeks Ended
	June 17, 2011	June 18, 2010	Fiscal Years
($ in millions)			2010	2009	2008
Revenues(1)	$—	$—	$—	$59	$3
Expenses(1)	$69	$76	$165	$115	$138

(1)	Revenues and expenses reflect the impact of adopting the new Consolidation Standard beginning in 2010.

Corporate and Other captures information not specifically identifiable to an individual segment including gains on securitization of notes receivable and accretion of retained interests (prior to the adoption of the new Consolidation Standard), expenses in support of our financing operations, non-capitalizable development expenses supporting overall company development, company-wide general and administrative costs, interest expense and an impairment charge relating to internally developed software in 2009.

First Half of 2011 Compared to First Half of 2010

Total expenses declined by $7 million to $69 million in the first half of 2011 from $76 million in the first half of 2010. The $7 million improvement was driven by $6 million of lower interest expense due to the repayment of the bonds related to the securitized notes receivable and $3 million of lower other expenses primarily consisting of the favorable true-up of the 2010 bonus accrual as a result of final payouts in the 2011 first quarter, partially offset by $2 million of higher general and administrative costs related mainly to merit compensation increases.

2010 Compared to 2009

The $59 million decrease in revenues to $0 million in 2010 from $59 million in 2009 reflected the elimination of the accretion of retained interest and gain on notes receivable securitized as a result of the new Consolidation Standard in 2010.

Total expenses increased $50 million to $165 million in 2010 from $115 million in 2009. The $50 million increase primarily reflected $56 million of increased interest expense driven mainly by the consolidation of $1,121 million of debt associated with previously securitized notes receivable on the first day of fiscal 2010 and higher system and other technology costs. These higher expenses were partially offset by a favorable variance of $7 million due to an impairment charge related to internally developed software in 2009, and $6 million of lower general and administrative expenses resulting from cost savings initiatives begun in 2008.

2009 Compared to 2008

The $56 million increase in revenues to $59 million in 2009 from $3 million in 2008 mainly reflected $21 million of higher note receivable securitization gains on higher volumes sold and $35 million of higher retained interest accretion.

Total expenses decreased by $23 million to $115 million in 2009 from $138 million in 2008. The $23 million decrease reflected $10 million of lower financing costs due to the elimination of incentives to drive financing propensity and the impact of our cost savings initiatives, $12 million of lower general and administrative expenses related to the impact of the restructuring efforts and ongoing cost savings initiatives begun in 2008, and $6 million of lower development related overhead expenses due to an overall reduction in development efforts in response to economic conditions. These increases were offset by an unfavorable variance of $7 million related to impairment of internally developed software in 2009.

New Accounting Standards

See Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our interim Combined Financial Statements and Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our annual Combined Financial Statements for information related to our adoption of new accounting standards in the first half of 2011, 2010, 2009 and 2008 and for information on our anticipated adoption of recently issued accounting standards.

Liquidity and Capital Resources

Cash Flow Provided to Marriott International

In the first half of 2011, we generated $152 million of cash flows from operating activities, compared to $205 million in the first half of 2010. In fiscal year 2010, we generated $383 million of cash flows from operating activities, compared to $177 million in 2009. Our cash flow has allowed us to reduce Marriott International’s net parent investment by $23 million and $22 million in the first halves of 2011 and 2010, respectively, and by $253 million and $90 million in 2010 and 2009, respectively.

We anticipate generating net cash for the full 2011 fiscal year and also expect that the two secured revolving credit facilities we plan to enter into prior to the spin-off, described below, will provide us with more than sufficient liquidity to meet our seasonal working capital needs going forward.

($ in millions)	Twenty-four Weeks Ended		Fiscal Years
	June 17, 2011	June 18, 2010	2010	2009	2008
Cash provided by (used in) operating activities	$152	$205	$383	$177	$(392)
Net transfers from (to) parent	$(23)	$(22)	$(253)	$(90)	$606

Until the spin-off is consummated, Marriott International will continue to provide cash management and other treasury services to us. As part of these services, we sweep the majority of our domestic cash balances to Marriott International on a daily basis, and we receive funding from Marriott International for any domestic cash needs we may have. As a result, our unrestricted cash and cash equivalents balances presented on our Combined Balance Sheets consist primarily of cash held at international locations for international cash needs.

As discussed above, while we have generally generated excess cash flows for Marriott International, 2008 was an exception given the effect that unusually weak economic conditions had on our business. At that time, we were primarily selling a weeks-based vacation ownership product that required a level of spending that was higher than the level anticipated under our points-based program. This spending was required to support growth at all resorts where we were currently selling such inventory. We also had incentive programs in place to drive increased consumer financing propensity. As the economy and financing markets weakened in 2008, Marriott International chose not to securitize our notes receivable given the materially less favorable terms then available in the market. Our ability to quickly scale back real estate inventory spending was also limited by our existing construction commitments. In response to these market conditions, we have taken a number of steps to reduce operating expenses and overhead, better align real estate inventory spending with sales pace and reduce financing propensity.

Separation from Marriott International, Our Future Cash Flows and Our New Credit Facilities

We believe that the cash we generate from operating activities, the Revolving Corporate Credit Facility and the Warehouse Credit Facility that we expect to enter into prior to the spin-off, and our ability to raise capital through securitizations, will be adequate to meet our short-term and long-term liquidity requirements, finance our long-term growth plans, meet debt service and fulfill other cash requirements.

We will continue to generate cash flows from operating activities, including cash flows from (1) our sale of vacation ownership products, (2) resort management fees, (3) annual and transaction based fees we receive from owners and (4) interest income on, and proceeds from future securitizations of, notes receivable. Further, we will continue to implement measures to effectively manage cash flow by concentrating on lower cost marketing channels, managing financing propensity to achieve a desired mix of cash sales and financed sales of vacation ownership products, and better aligning real estate inventory investment with sales pace.

We have sufficient real estate inventory to meet demand for our vacation ownership products for the next several years. At the end of the first half of 2011, we had over $1.3 billion of inventory on hand, comprised of $579 million of finished goods, $240 million of work-in-process, and $524 million of land and infrastructure. As a result, we expect our real estate inventory spending to be modest over the next several years. We anticipate our real estate inventory spending (as discussed below) will be less than cost of sales for the next several years. We also expect to evaluate opportunities for bulk sales of excess luxury inventory and disposition of undeveloped land in order to generate incremental cash and reduce related carrying costs. See Footnote No. 1, “Summary of Significant Accounting Policies—Capitalization of Costs,” of the Notes to our annual Combined Financial Statements for details regarding the various costs capitalized during the preconstruction and construction phases.

Changes we have made to our vacation ownership product offerings also allow us to more efficiently utilize our real estate inventory. Following the launch of the MVCD program in 2010, three of our four business segments sell a points-based product offering, which permits us to sell vacation ownership products at most of our sales locations, including those where little or no weeks-based inventory remains available for sale. Because we no longer need specific resort-based inventory at each sales location, we expect to have fewer resorts under construction at any given time and expect to better leverage successful sales locations at completed resorts. We expect that this will allow us to maintain long-term sales locations and minimizes the need to develop and staff on-site sales locations at smaller projects in the future. We believe these points-based programs better position us to align our construction of real estate inventory with the pace of sales of vacation ownership products by slowing down or accelerating construction, as demand across our portfolio and market conditions dictate.

In connection with the spin-off, we intend to enter into two new revolving credit facilities: (1) a secured Revolving Corporate Credit Facility with a borrowing capacity of $200 million that will provide support for our business, including ongoing liquidity and letters of credit, and (2) a secured Warehouse Credit Facility with a borrowing capacity of $300 million that will provide financing for the receivables we originate in connection with our sale of vacation ownership products. We also plan to continue to periodically securitize notes receivable that we originate in connection with our sale of vacation ownership products. However, to limit our reliance on the financial markets, we intend to increase or decrease financing propensity, as necessary, to align with our business strategies and cash flow needs.

At the time of the spin-off, we expect that the only significant debt on our Balance Sheet will consist of non-recourse debt related to past securitizations of our notes receivable and amounts drawn on the Warehouse Credit Facility pending completion of future securitizations. Our Balance Sheet will also include the preferred stock issued by our subsidiary, MVW US Holdings.

We have excess undeveloped land and excess built Luxury inventory. Given our strategies to match completed inventory with our sales pace and to pursue future “asset light” development opportunities, late in the third quarter of 2011, management approved a plan to accelerate cash flow through the monetization of certain excess undeveloped land and excess built Luxury inventory. We identified certain excess undeveloped parcels of land in the United States, Mexico and the Bahamas that we will seek to sell over the course of the next eighteen to twenty-four months. Under this plan, management also intends to offer incentives to accelerate sales of excess built Luxury inventory over the next three years. If we are able to dispose of this excess land and built Luxury inventory, we will eliminate the associated carrying costs.

See Footnote No. 14, “Subsequent Events,” to our interim Combined Financial Statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in the third quarter 2011 as a result of our plans.

Cash from Operating Activities

In the first half of 2011, we generated $152 million of cash flows from operating activities, compared to $205 million in the first half of 2010. In 2010, we generated $383 million of cash flow from operating activities compared to $177 million in 2009 and an outflow of $392 million in 2008. Our primary sources of funds from operations are (1) cash sales and downpayments on financed sales, (2) proceeds from notes receivable securitizations, including cash received from our residual interests in the securitizations and related servicing fees (only prior to implementation of the new Consolidation Standard on the first day of 2010—see further discussion below), (3) cash from our financing operations, including principal and interest payments received on outstanding notes receivables and (4) net cash generated from our rental and resort management and other services operations. Outflows include spending for the development of new resorts and new phases of existing resorts as well as funding our working capital needs.

We minimize working capital needs through cash management, strict credit-granting policies, and aggressive collection efforts, and expect to continue these practices after the spin-off. We also expect to have borrowing capacity under our two new revolving credit facilities should we have additional cash needs.

We have greater working capital cash needs in the first half of each year, given the timing of annual maintenance fees on unsold inventory we pay to property owners’ associations and certain annual compensation related outflows. In addition, our cash from operations varies due to the timing of our owners’ repayment of notes receivable, the closing of sales contracts for vacation ownership products, the timing of note receivable securitizations, and cash outlays for real estate inventory development.

In addition to net income (loss) attributable to Marriott Vacations Worldwide and changes in working capital, the following operating activities are key drivers of our cash from operations:

($ in millions)	Twenty-four Weeks Ended		Fiscal Years
	June 17, 2011	June 18, 2010	2010	2009	2008
Notes receivable collections in excess of (less than) new mortgages	$51	$59	$91	$(145)	$(525)
Financially reportable sales (greater than) less than closed sales	(4)	15	62	24	125
Real estate inventory spending less than (in excess of) cost of sales	61	60	20	(4)	(315)
Securitization collections (net of repurchases)	—	—	—	349	283

See further discussion on significant changes in cash flow components below.

Notes receivable collections in excess of (less than new mortgages)

($ in millions)	Twenty-four Weeks Ended		Fiscal Years
	June 17, 2011	June 18, 2010	2010	2009	2008
Notes receivable collections (non-securitized notes)	$44	$55	$114	$153	$222
Notes receivable collections (securitized notes)	110	116	231	—	$—
New notes receivable	(103)	(112)	(254)	(298)	(747)

Notes receivable collections in excess of (less than) new mortgages	$51	$59	$91	$(145)	$(525)

We include reportable financed sales in cash from operations when cash payments are received. Notes receivable collections includes principal from non-securitized notes receivable for all periods reported and, beginning in 2010, it also includes principal from securitized notes receivable due to the consolidation of our previously securitized notes with the adoption of the new Consolidation Standard. Collections declined for all periods reported due to the declining notes receivable balance. New notes receivable declined for all periods reported due to lower vacation ownership sales volumes and lower financing propensities.

Financially reportable sales (greater than) less than closed sales

Financially reportable sales (greater than) less than closed sales reflects the difference between revenue recorded from the sale of vacation ownership products (a non-cash item) and cash received at the time the contract is closed (a cash item).

This item resulted in a cash outflow of $4 million in the first half of 2011 compared to a cash inflow of $15 million in the first half of 2010. The first half of 2011 was negatively impacted by the timing of closings on contract sales, while the first half of 2010 was favorably impacted by the notes receivable reserve adjustments, which reduced revenue in 2010, due to higher delinquency and default activity.

While this item resulted in a cash inflow for each of 2010, 2009 and 2008, individual years are impacted by the timing of revenue recognition (which is affected by percentage-of-completion accounting, downpayment requirements, notes receivable reserves, and other matters discussed above) as well as the timing of contract closings. The increase in 2010 compared to 2009 reflects lower revenues associated with $49 million of higher notes receivable reserve activity and $13 million of unfavorable revenue reportability, both of which are discussed further above, partially offset by lower contract closings in 2010. The decrease in 2009 compared to 2008 reflects higher revenues associated with $12 million of lower notes receivable reserve activity and $14 million of favorable revenue reportability, as well as approximately $75 million related to lower contract closings in 2009. The decline in contract closings was driven by an unusually high volume of closed contract sales in 2008 resulting from 2007 contracts that did not close until 2008.

Real estate inventory spending less than (in excess of) cost of sales

As the economy weakened in late 2008, we scaled back real estate inventory development efforts and better aligned spending with our projected sales pace. However, given existing construction commitments, it took time for these efforts to show positive results.

($ in millions)	Twenty-four Weeks Ended		Fiscal Years
	June 17, 2011	June 18, 2010	2010	2009	2008
Real estate inventory spending	$(50)	$(58)	$(214)	$(309)	$(743)
Real estate inventory costs	111	118	234	305	428

Real estate inventory spending less than (in excess of) cost of sales	$61	$60	$20	$(4)	$(315)

We measure our real estate inventory capital efficiency by comparing the cash outflow for real estate inventory spending (a cash item) to the amount of real estate inventory costs charged to expense in our Combined Statements of Operations related to sales of vacation ownership products (a non-cash item).

Given the significant level of completed real estate inventory on hand, as well as the capital efficiency resulting from our planned launch of the MVCD program, our spending for real estate inventory decreased significantly over the last few years. While we were successful in better aligning inventory spending with sales pace in the first halves of 2011 and 2010, as well as for fiscal years 2010 and 2009, fiscal 2008 reflected a much higher level of spending based upon the growth projections at that time (prior to the economy weakening in late 2008). Given current inventory levels and the launch of the MVCD program, we expect our spending in the near term to be modest and, on a longer term basis, to remain in line with our projected sales pace. In addition, our 2010 real estate inventory spending included a $102 million payment for delivery of a turnkey project under a purchase agreement signed in 2006.

New Consolidation Standard

As a result of the adoption of the new Consolidation Standard on the first day of 2010, we no longer account for note receivable securitizations as sales. Accordingly, we did not recognize gains or losses on the 2010 notes receivable securitization nor do we expect to recognize gains or losses on future notes receivable securitizations. Additionally, we no longer record accretion due to the elimination of retained interests.

As part of our adoption of the new standard, we classify the following 2010 activities as “Financing Activities” in our Combined Statements of Cash Flows:

•	Repayment on bonds payable associated with notes receivable securitizations, including note repurchases, as “repayment of debt related to securitizations”; and

•	Proceeds on securitization of notes receivable as “Issuance of debt related to securitizations.”

Also, as a result of the Consolidation Standard, we no longer have any cash flow activity related to retained interests or servicing assets.

Operating Cash Flow from Securitizations in 2009 and 2008

In March 2009, we completed a private placement of approximately $205 million of floating-rate Vacation Ownership Loan Backed Notes with a bank-administered commercial paper conduit. We contributed approximately $284 million of notes receivable originated in connection with the sale of vacation ownership products to a newly formed special purpose entity (the “2009-1 Trust”). The 2009-1 Trust simultaneously issued approximately $205 million of the 2009-1 Trust’s notes. In connection with the private placement of notes receivable, we received proceeds of approximately $181 million, net of costs, and retained a $94 million interest in the special purpose entity, which included $81 million of notes we effectively owned after the transfer and $13 million related to the servicing assets and retained interest. We measured all retained interests at fair market value on the date of the transfer. We recorded the notes that we effectively owned after the transfer as notes receivable. In connection with this note sale, we recorded a $1 million loss, which we included in the “Financing” revenue line item in our Combined Statements of Operations.

In October 2009, we securitized a pool of approximately $380 million in vacation ownership notes receivables to a newly formed special purpose entity (the “2009-2 Trust”). Simultaneous with the securitization, investors purchased $317 million of 4.809 percent Vacation Ownership Loan Backed Notes from the 2009-2 Trust in a private placement. As part of this transaction, we paid off the notes that the 2009-1 Trust issued in March 2009 and reacquired approximately $234 million of vacation ownership notes receivable that were released from the 2009-1 Trust. We included approximately $218 million of these reacquired loans in October 2009 securitization. As consideration for our securitization of the vacation ownership notes receivable, we received cash proceeds of approximately $168 million and a subordinated retained interest in the 2009-2 Trust, through which we expect to realize the remaining value of the notes receivable over time. These cash proceeds are net of approximately $145 million paid to the commercial paper conduit to unwind the March 2009 transaction. In connection with this October 2009 note securitization, we recorded a $37 million gain, which we included in the “Financing” revenue line item in our Combined Statements of Operations.

In June 2008, we securitized to a newly formed special purpose entity (the “2008-1 Trust”) $300 million of notes receivables. Simultaneously, the 2008-1 Trust issued $246 million of the 2008-1 Trust’s notes. In connection with the securitization of notes receivable, we received net proceeds of $237 million. We retained interests with a fair value on the day of sale of $93 million. We recorded note sale gains totaling $16 million in 2008, which was net of a $12 million charge related to hedge ineffectiveness both of which we included in the “Financing” revenue line item in our Combined Statements of Operations.

Before the adoption of the new Consolidation Standard on the first day of fiscal year 2010, we had retained interests of $267 million at year-end 2009. Our servicing assets and retained interests, which we measured at year-end 2009 using Level 3 inputs in the fair value measurement hierarchy, accounted for 35 percent of the total fair value of our financial assets at year-end 2009 that we were required to measure at fair value using the then applicable fair value measurement guidance. We treated the retained interests, including servicing assets, as trading securities under the provisions for accounting for certain investments in debt and equity securities, and accordingly, we recorded realized and unrealized gains or losses related to these assets in the “Financing” revenue line in our Combined Statements of Operations. See Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our annual Combined Financial Statements for additional information on retained interests eliminated as part of the adoption of the new Consolidation Standard on the first day of 2010.

See Footnote No. 11, “Debt,” of the Notes to our annual Combined Financial Statements for additional information on the failure of some securitized notes receivable pools to perform within established parameters and the resulting redirection of cash flows. In 2010, seven securitized notes receivable pools reached performance triggers in different months throughout the year as a result of increased defaults. As of year-end 2010, of the seven pools out of compliance during 2010, loan performance had improved sufficiently in six pools to cure the performance triggers, leaving one pool out of compliance. Approximately $2 million of cash flows in the first half of 2011, $6 million of cash flows in 2010 and $17 million of cash flows in 2009 were redirected as a result of reaching the performance triggers for those years. None of our pools experienced performance triggers in 2008, so no cash flow was redirected during that year.

For additional information on our note securitizations, including a discussion of the cash flows on securitized notes, see Footnote No. 3, “Asset Securitizations,” of the Notes to our annual Combined Financial Statements. See also Footnote No. 1, “Summary of Significant Accounting Policies,” and Footnote No. 15, “Variable Interest Entities,” of the Notes to our annual Combined Financial Statements for the impact of adoption of the new Consolidation Standard.

Cash from Investing Activities

($ in millions)	Twenty-four Weeks Ended
	June 17, 2011	June 18, 2010	Fiscal Years
			2010	2009	2008
Capital expenditures for property and equipment	$(8)	$(13)	$(24)	$(28)	$(89)
Dispositions	1	—	46	1	—
Acquisition of equity method investee	—	—	—	—	(42)
Other	—	—	(1)	—	2

Net cash (used in) provided by investing activities	$(7)	$(13)	$21	$(27)	$(129)

Capital expenditures for property and equipment

Capital expenditures for property and equipment relates to spending for technology development, buildings and equipment used at sales locations, and ancillary offerings at resorts such as food and beverage locations.

In the first half of 2011, capital expenditures for property and equipment of $8 million included $5 million for technology spending, all of which related to systems enhancements supporting the MVCD program, with the remaining spending of $3 million primarily for ancillary assets supporting normal business operations.

In the first half of 2010, capital expenditures for property and equipment of $13 million included $9 million for technology spending mainly to facilitate the launch of the MVCD program in 2010, with the remaining spending of $4 million to support normal business operations (e.g., sales locations and ancillary assets).

In 2010, capital expenditures for property and equipment of $24 million included $16 million for technology spending, of which $14 million was to facilitate and support the launch of the MVCD program in 2010, and roughly $8 million of spending to support normal business operations (e.g., sales locations and ancillary assets).

In 2009, capital expenditures for property and equipment of $28 million included $10 million for technology spending, of which $3 million was to facilitate the launch of the MVCD program in 2010, $9 million for sales locations, and the remaining spending primarily on other ancillary assets.

In 2008, capital expenditures for property and equipment of $89 million included $26 million for the purchase of an operating hotel we originally acquired for conversion into vacation ownership products for our Asia Pacific segment, $25 million for sales locations, $23 million on technology spending, and the remaining spending primarily for other ancillary assets.

Dispositions

Dispositions of property and assets generated cash proceeds of $1 million in the first half of 2011, $46 million in 2010, $1 million in 2009 and $0 in 2008. The $1 million disposition in the first half of 2011 related to the sale of a land parcel held in our Luxury segment. In 2010, we sold an operating hotel we originally acquired for conversion into vacation ownership products for our Asia Pacific segment for cash proceeds of $42 million and recorded a net gain of $21 million.

Acquisitions

In 2008 we incurred $42 million to acquire the remaining interest in a joint venture in our Luxury segment.

Cash from Financing Activities

($ in millions)	Twenty-four Weeks Ended
	June 17, 2011	June 18, 2010	Fiscal Years
			2010	2009	2008
Issuance of debt related to securitizations	$—	$—	$218	$—	$—
Repayment of debt related to securitizations	(121)	(134)	(323)	—	—
Issuance of third party debt	—	—	—	—	41
Repayment of third party debt	(2)	(40)	(52)	(28)	(89)
Note advances	—	—	—	(32)	(52)
Note collections	—	—	—	6	14
Net transfers (to) from parent	(23)	(22)	(253)	(90)	606

Net cash provided by (used in) financing activities	$(146)	$(196)	$(410)	$(144)	$520

Issuance / repayments of debt related to securitizations

As a result of the adoption of the new Consolidation Standard on the first day of 2010, we reflected proceeds on securitization of notes receivable (shown as “Issuance of debt related to securitizations” above) and repayment on those bonds payable, including note repurchases (shown as “Repayment of debt related to securitizations” above) are reflected in “Cash from Financing Activities” beginning in 2010.

In October 2010, we exercised our option for the Term 2002 transaction to repurchase all outstanding collateral, payoff and redeem all outstanding bonds, and terminate the associated trust, which resulted in cash outflows of approximately $25 million.

In November 2010, we securitized a pool of approximately $229 million in mortgage notes to a newly formed special purpose entity (the “2010-1 Trust”), including $17 million repurchased from the Term 2002 transaction. Simultaneously with the securitization, investors purchased approximately $218 million in Vacation Ownership Loan Backed Notes from the 2010-1 Trust in a private placement in two classes: Class A Notes totaling approximately $195 million with an interest rate of 3.54 percent and Class B Notes totaling approximately $23 million with an interest rate of 4.52 percent. As consideration for our securitization of the notes receivable, we received cash proceeds of approximately $215 million, net of costs, and a subordinated retained interest in the 2010-1 Trust. Under the new Consolidation Standard, we accounted for this transaction as a sale in 2010 and we did not record a gain or loss.

We repaid $52 million, $28 million and $89 million in 2010, 2009 and 2008, respectively, related to borrowings that we used to finance the acquisitions of land and vacation ownership products in accordance with contractual terms. Third party borrowings in 2008 mainly included $24 million to finance the purchase of built units for our Asia Pacific segment and $16 million related to a construction loan issued by a consolidated joint venture.

Note advances and collections relate to monies advanced to and collected from an equity method investment. Please see Footnote No. 18, “Significant Investments,” of the Notes to our annual Combined Financial Statements for more information.

The change in our net parent investment is the net transfers to and from Marriott International and is the sum of our operating, investing and financing activity, excluding net parent investment. Please see cash management described in Footnote No. 19, “Related Party Transactions,” of the Notes to our annual Combined Financial Statements.

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes our contractual obligations as of the end of 2010:

($ in millions)		Payments Due by Period
	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
Contractual Obligations
Debt(1)	$1,164	$173	$328	$300	$363
Operating leases	98	23	31	8	36
Purchases obligations	11	8	2	1	—
Other long-term obligations	74	17	5		52

Total contractual obligations	$1,347	$221	$366	$309	$451

(1)	Includes principal as well as interest payments

The preceding table does not reflect unrecognized tax benefits as of year-end 2010 of $333 million. As a large taxpayer, we are under continual audit by the IRS and other taxing authorities. Although we do not anticipate that those audits will have a significant impact on our unrecognized tax benefit balance during the next 52 weeks, it remains possible that our liability for unrecognized tax benefits could change over that time period. See Footnote No. 2, “Income Taxes,” of the Notes to our annual Combined Financial Statements for additional information.

We have guarantees to certain lenders in connection with the provision of third-party financing for our vacation ownership sales and generally have a stated maximum amount of funding and a term of three to ten years. The terms of the guarantees require us to fund if the purchaser fails to pay under the terms of the note payable. We are then entitled to repossess the property and retain proceeds from reselling it. Our commitments under these guarantees diminish as principal payments are made by the purchase to the third-party lender and our performance is guaranteed by Marriott International. Our current exposure under such guarantees as of year-end 2010 in the Asia Pacific and Luxury segments is $24 million and $3 million, respectively, and the underlying debt to third-party lenders will mature between 2011 and 2020.

Additionally, related to an equity method investment, we have provided a project completion guarantee in favor of a lender as to which we have a remaining funding liability of $16 million. See Footnote No. 18, “Significant Investments,” of the Notes to our annual Combined Financial Statements.

For additional information on these guarantees and the circumstances under which they were entered into, see the “Guarantees” caption within Footnote No. 10, “Contingencies and Commitments,” of the Notes to our annual Combined Financial Statements.

In the normal course of the management business, we enter into purchase commitments to manage the daily operating needs of resorts we manage for property owners’ associations. Since we are reimbursed from the cash flows of the resorts, these obligations have minimal impact on our net income and cash flow.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if: (1) it requires assumptions to be made that were uncertain at the time the estimate was made; and (2) changes in the estimate, or different estimates that could have been selected, could have a material effect on our combined results of operations or financial condition.

While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information presently available. Actual results may differ significantly. Additionally, changes in our assumptions, estimates or assessments as a result of unforeseen events or otherwise could have a material impact on our financial position or results of operations.

Please see Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our Combined Financial Statements for further information on accounting policies that we believe to be critical, including our policies on:

Revenue recognition for vacation ownership, including how we determine revenue recognition using the percentage-of-completion method of accounting;

Marriott Rewards customer loyalty program, Marriott International’s customer loyalty program that we historically participated in by offering points as incentives to vacation ownership purchasers, including how we determine the fair value of our redemption obligation to Marriott International;

Inventories, including how we evaluate the fair value of our vacation ownership inventory;

Valuation of property and equipment, including when we record impairment losses;

Loan loss reserves for vacation ownership notes receivable, including information on how we estimate reserves for losses;

Valuation of investments in ventures, including information on how we evaluate the fair value of investments in ventures and when we record impairment losses on investments in ventures;

Legal contingencies, including information on how we account for legal contingencies;

Income taxes, including information on how we determine our current year amounts payable or refundable, as well as our estimate of deferred tax assets and liabilities;

Retained interests, including how we estimated the fair value of retained interest prior to the adoption of the new Consolidation Standard on the first day of 2010.

Please see Footnote 19, “Related Party Transactions,” and Footnote No. 18, “Significant Investments,” of the Notes to our annual Combined Financial Statements for further information on transactions with related parties.

Other Matters

Inflation

Inflation has been moderate in recent years and has not had a significant impact on our businesses.

Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from changes in interest rates, currency exchange rates, and debt prices. We manage our exposure to these risks by monitoring available financing alternatives, through pricing policies that may take into account currency exchange rates, and historically through Marriott International entering into derivative arrangements on our behalf. We will continue to evaluate our exposure to fluctuations in interest rates and currency rates and how to manage such exposure in the future when we are separated from Marriott International.

We intend to enter into a Warehouse Credit Facility under which we will have the ability to sell to the lenders fixed-rate notes receivable we generate through the sales of vacation ownership products, which will provide variable rate financing to us. We plan to manage the interest rate risk of this facility by entering into derivatives such as swaps or caps, as are traditionally utilized in warehouse funding arrangements. We intend to securitize notes receivable in the asset backed securities market at least annually. We expect to secure fixed rate funding to match our fixed rate notes receivable. However, if we have floating rate debt in the future, we plan to hedge the interest rate risk using derivative instruments. Changes in interest rates may impact the fair value of our fixed rate long-term debt which at the date of spin will be only the non-recourse debt securitized by our notes receivable.

Marriott International has historically used derivative instruments, including cash flow hedges, net investment in non-U.S. operations hedges, and other derivative instruments, as part of its overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and currency exchange rates, including those that resulted from our operations. As a matter of policy, Marriott International only entered into transactions that they believed would be highly effective at offsetting the underlying risk, and they did not use derivatives for trading or speculative purposes.

Please see Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our annual Combined Financial Statements for additional information associated with derivative instruments.

The following table sets forth the scheduled maturities and the total fair value as of the end of 2010 for our financial instruments that are impacted by market risks:

		Maturities by Period
($ in millions)	Average Interest Rate	2011	2012	2013	2014	2015	Thereafter	Total Carrying Amount	Total Fair Thereafter
Assets—Maturities represents expected principal receipts, fair values represent assets.
Notes receivable—non-securitized	11.8%	$55	$28	$24	$20	$19	$79	$225	$231
Notes receivable—securitized	13.1%	$118	$123	$130	$131	$126	$401	$1,029	$1,219
Fixed-rate notes receivable	9.0%	$—	$20	$—	$—	$—	$—	$20	$20
Liabilities—Maturities represents expected principal payments, fair values represent liabilities.
Non-recourse debt associated with securitized timeshare segment notes receivable	4.96%	$(126)	$(131)	$(138)	$(139)	$(134)	$(349)	$(1,017)	$(1,047)
Other debt	8.35%	$(2)	$—	$—	$—	$—	$(3)	$(5)	$(5)

MANAGEMENT

Our Executive Officers

The following table provides certain information as of August 31, 2011, about our executive officers, including employment history and any directorships held in public companies following the spin-off. The titles shown below are those that we expect our executive officers will have immediately following the spin-off. Each executive officer is expected to serve from the date of his or her appointment until the earlier of his or her resignation or the appointment of his or her successor.

Name and Title	Age	Business Experience
Stephen P. Weisz President and Chief Executive Officer	60	Stephen P. Weisz has served as our President since 1996. Mr. Weisz joined Marriott International in 1972. Over his 39-year career with Marriott International, he has held a number of leadership positions in the Lodging division, including Regional Vice President of the Mid-Atlantic Region, Senior Vice President of Rooms Operations, and Vice President of the Revenue Management Group. Mr. Weisz became Senior Vice President of Sales and Marketing for Marriott Hotels, Resorts & Suites in 1992 and Executive Vice President-Lodging Brands in 1994 before being named to lead our company in 1996. He currently serves as a Trustee of the American Resort Development Association and is on the Board of Trustees of Children’s Miracle Network.

John E. Geller, Jr. Executive Vice President and Chief Financial Officer	44	John E. Geller, Jr. has served as our Executive Vice President and Chief Financial Officer since 2009. Mr. Geller joined Marriott International in 2005 as Senior Vice President and Chief Audit Executive and Information Security Officer. In 2008, he led finance and accounting for Marriott International’s North American Lodging Operation’s West region as Chief Financial Officer. Mr. Geller began his professional career at Arthur Andersen, where he was promoted to audit partner in its real estate and hospitality practice in 2000. During 2002 and 2003, he was an audit partner with Ernst & Young in its real estate and hospitality practice. Mr. Geller served as Chief Financial Officer at AutoStar Realty in 2004. Mr. Geller is a C.P.A.

Robert A. Miller Executive Vice President and Chief Operating Officer— International	65	Robert A. Miller has served as our Executive Vice President and Chief Operating Officer since 2007. Mr. Miller joined Marriott International in 1984 when it acquired American Resorts, Inc., which he co-founded in 1978 and where he served as President and Chief Operating Officer. Prior to assuming his current responsibilities he served as our Executive Vice President and General Manager from 1984 to 1988 and as our President from 1988 to 1996. Mr. Miller has overseen our Asia Pacific segment since 2006 and our Europe segment since 2009. Prior to founding American Resorts, Mr. Miller served as Chief Financial Officer of Fleetwing Corporation, a petroleum products distribution company, and on the tax and audit staff of Arthur Young & Company. He is a past Chairman of the American Resort Development Association and currently serves as a member of its Executive Committee and Board of Directors and as Chairman of the its International Foundation. He is a member of the Urban Land Institute and serves on the Board of Directors of Apartment Investment and Management Company, a real estate investment trust that engages in the acquisition, ownership, management, and redevelopment of apartment properties.

Name and Title	Age	Business Experience
R. Lee Cunningham Executive Vice President and Chief Operating Officer—North America and Caribbean	52	R. Lee Cunningham has served as our Executive Vice President—Chief Operating Officer since 2007. Mr. Cunningham joined Marriott International in 1982 and held various front office assignments at Marriott hotels in Atlanta, Scottsdale, Miami, Kansas City, and Washington, D.C. In 1990, he became one of Marriott International’s first revenue management-focused associates and held roles at property, regional and corporate levels. Mr. Cunningham joined our company in 1997 as Vice President of Revenue Management and Owner Service Operations.

Brian E. Miller Executive Vice President— Sales, Marketing and Service Operations	48	Brian E. Miller has served as our Senior Vice President, Sales and Marketing and Service Operations since 2007. Mr. Miller joined our company in 1990 as National Director of Marketing Operations and has more than 25 years of vacation ownership marketing and sales expertise. In 1994, he was promoted to Vice President of Marketing. From 1995 to 2000, he served as Regional Vice President of Sales and Marketing for the Europe and Middle East region based in London. He left our company briefly, but returned in 2001 to assume the role of Senior Vice President, Sales and Marketing.

James H Hunter, IV Executive Vice President and General Counsel	49	James H Hunter, IV has served as our Senior Vice President and General Counsel since 2006. Mr. Hunter joined Marriott International in 1994 as Corporate Counsel and was promoted to Senior Counsel in 1996 and Assistant General Counsel in 1998. While at Marriott International, he held several leadership positions supporting development of Marriott’s lodging brands in all regions worldwide. Prior to joining Marriott International, Mr. Hunter was an associate at the law firm of Davis, Graham & Stubbs in Washington, D.C.

Lizabeth Kane-Hanan Executive Vice President and Chief Growth and Inventory Officer	45	Lizabeth Kane-Hanan has served as our Senior Vice President, Resort Development and Planning, Inventory and Revenue Management and Product Innovation since 2009. Ms. Kane-Hanan joined our company in 2000, and has nearly 25 years of hospitality industry experience. Before joining Marriott International, she spent 14 years in public accounting and advisory firms, including Arthur Andersen and Horwath Hospitality, where she specialized in real estate strategic planning, acquisitions and development. At our company, she has held several leadership positions of increasing responsibility.

Theodorus J. Schavemaker Senior Vice President— Customer Experience and Resort Operations	45	Theodorus J. Schavemaker has served as our Senior Vice President, Customer Experience and Resort Operations since 2007. Mr. Schavemaker joined Marriott International in 1988 at the Marco Island Marriott as a restaurant supervisor. From 1990 to 1999, he worked in several Marriott hotels in Germany serving in both food and beverage and rooms operations roles. From 1999 to 2001, Mr. Schavemaker served as a project manager in Lodging Finance while working at Marriott International headquarters in Bethesda, Maryland. In late 2001, he joined our company as Regional Vice President, Customer Experience for resorts in Europe and Asia. He was named Vice President, Customer Experience in 2005 and assumed responsibility for day-to-day operations of our resorts worldwide.

Name and Title	Age	Business Experience
Dwight D. Smith Senior Vice President and Chief Information Officer	51	Dwight D. Smith has served as our Senior Vice President and Chief Information Officer since 2006. Mr. Smith joined Marriott International in 1988 as Senior Manager and then Director of Information Resources for Roy Rogers Restaurants. He worked from 1982 to 1988 at Andersen Consulting as Staff Consultant and then Consulting Manager in the advanced technology group. Mr. Smith moved to our corporate headquarters in 1990.

Michael E. Yonker Senior Vice President and Chief Human Resources Officer	52	Michael E. Yonker has served as our Chief Human Resources Officer since 2010. Mr. Yonker joined Marriott International in 1983 as Assistant Controller at the Lincolnshire Marriott Resort in Chicago. While at Marriott International, he held a number of positions with increasing responsibility in both the finance and human resources areas. From 1996 to 1998, he was the Area Director of Human Resources, supporting the mid-central region at Sodexho Marriott. He returned to Marriott International in 1998 as Vice President, Human Resources supporting the Midwest Region and was named our Vice President, Human Resources in 2007 supporting global operations.

Our Board of Directors

The following table provides certain information as of August 31, 2011 about the persons who we expect will serve on our Board following the spin-off. The table contains each person’s biography as well as the qualifications and experience each person would bring to our Board. As of the date of the distribution, we expect that our Board will consist of seven members, four of whom will meet applicable regulatory and exchange listing independence requirements.

Name and Title	Age	Business Experience and Director Qualifications
William J. Shaw Chairman	65

William J. Shaw served as Vice Chairman of Marriott International from May 2009 to March 2011. He previously served as President and Chief Operating Officer of Marriott International from 1997 until May 2009. He joined Marriott International in 1974 and was named Corporate Controller in 1979 and a Corporate Vice President in 1982. In 1986, Mr. Shaw was named Senior Vice President-Finance and Treasurer of Marriott International. He became Chief Financial Officer and Executive Vice President of Marriott International in 1988. In 1992, he was named President of the Marriott Service Group. He also serves on the Board of Trustees of three funds in the American Family of Mutual Funds, the Board of Directors of the United Negro College Fund and the Board of Trustees of the University of Notre Dame. Mr. Shaw served as a Director of Marriott International from March 1997 through February 11, 2011.

Mr. Shaw will bring to the Board his extensive management experience with Marriott International, his prominent status in the hospitality industry and a wealth of knowledge in dealing with financial and accounting matters as a result of his prior service as Marriott International’s Chief Financial Officer.

Name and Title	Age	Business Experience and Director Qualifications
Raymond L. Gellein, Jr. Director	64

Mr. Gellein has served as non-executive Chairman of the Board of Strategic Hotel and Resorts, Inc., a REIT with a portfolio of luxury hotels, since August 2010, and he has served on the company’s board since August 2009. He served as President of the Global Development Group of Starwood Hotels and Resorts Worldwide, Inc. from July 2006 through March 2008, and as Chairman and Chief Executive Officer of Starwood Vacation Ownership, Inc. from October 1999 to July 2006. Mr. Gellein also serves as a member of the board of trustees of the American Resort Development Association.

Based on his current role with Strategic Hotel and Resorts and his past roles at Starwood, Mr. Gellein will bring to the Board his vast leadership experience in the hospitality and lodging industries with a particular expertise in the vacation ownership sector. As a past Chairman and current trustee of the American Resort Development Association, he also has extensive knowledge of the legislative and regulatory issues related to the vacation ownership business.

Deborah Marriott Harrison Director	54

Deborah Marriott Harrison has served as Senior Vice President of Government Affairs for Marriott International since June 2007. From May 2006 to June 2007, she served as Vice President of Government Affairs for Marriott International. As the daughter of Marriott International’s Chairman and Chief Executive Officer and granddaughter of Marriott International’s founders, she has extensive knowledge of Marriott International, its history, its culture and its mission. She has held several positions within Marriott since 1975, including accounting positions at Marriott headquarters and operations positions at the Key Bridge and Dallas Marriott hotels. She has been actively involved in serving the community through participation on various committees and boards, including the Mayo Clinic Leadership Council for the District of Columbia and the boards of the Bullis School, the D.C. College Access Program, and the J. Willard and Alice S. Marriott Foundation. Ms. Harrison has also served on the boards of several mental health organizations, including The National Institute of Mental Health Advisory Board, Depression and Related Affective Disorders Association, and the Center for the Advancement of Children’s Mental Health in association with Columbia University. She is a graduate of Brigham Young University.

Given her extensive involvement in governmental affairs, Ms. Harrison will provide very valuable counsel to the Board and senior management of the company, which operates in a heavily regulated industry at both the federal and state level. In addition, as the company continues to uphold the legacy of the Marriott name, it expects to benefit from her deep understanding of the founding principles and culture of Marriott International.

Name and Title	Age	Business Experience and Director Qualifications
Thomas J. Hutchison, III Director	70

Since October 2008, Mr. Hutchison has served as Chairman of Legacy Hotel Advisors, LLC and Legacy Healthcare Advisors, LLC, industry consulting firms for which he is the principal founder. From January 2000 through 2007, he served in various executive positions at CNL Financial Group, Inc., including as Chief Executive Officer of the public REITs, CNL Hotels & Resorts and CNL Retirement. Mr. Hutchison is also a director of Hersha Hospitality Trust, a publicly traded REIT. He also serves on the board of ClubCorp, Inc. and the U.S. Chamber of Commerce.

Mr. Hutchison will bring to the Board his over 40 years of senior leadership experience in the lodging, hospitality, travel, and real estate development and finance industries.

Melquiades R. Martinez Director	64

Mr. Martinez has served as a regional Chairman of JPMorgan Chase & Co., an investment and financial services company, since July 2010. Prior to that, he was a partner in the law firm DLA Piper, LLC from September 2009. Mr. Martinez served as the U.S. Senator from Florida from January 2005 through September 2009. He also served as Chairman of the Republican Party from November 2006 through October 2007, as Secretary of the U.S. Department of Housing and Urban Development from 2001 to 2004, and as Mayor of Orange County, Florida from January 2001 to January 2004. In addition, Mr. Martinez is a director of Progress Energy, Inc., a publicly traded company, and serves on the boards of Habitat International, the Central Florida Commission on Homelessness and the Urban Land Institute.

Mr. Martinez will provide our Board with the benefit of his vast experience in the public and private sector and his in-depth knowledge of and relationships with the Florida community, where our headquarters are located. The Board will also benefit from his legal experience and knowledge of the legislative and regulatory processes.

William W. McCarten Director	62

Mr. McCarten has served as non-executive Chairman of the Board of DiamondRock Hospitality Company, a lodging REIT, since September 2008. Prior to that he was Chief Executive Officer of DiamondRock from its inception in 2004. From 1979 through 2004, Mr. McCarten worked at Marriott International and its affiliated entities, where he held a number of executive positions, including President of the Services Group and President and Chief Executive Officer of HMSHost Corporation, a publicly traded company. Mr. McCarten is also a director of Cracker Barrel Old Country Store, Inc., a publicly traded company.

Mr. McCarten will provide the Board with the benefit of his extensive experience in the hospitality industry and capital markets, including his service as chief executive officer of two publicly traded companies. He is a former certified public accountant who has strong familiarity with accounting and financial reporting matters.

Name and Title	Age	Business Experience and Director Qualifications
Stephen P. Weisz Director	60

See “Management—Our Executive Officers” for Mr. Weisz’s biographical information.

Mr. Weisz will bring to the Board the extensive lodging and vacation ownership industry expertise he has developed during his 39-year career with Marriott International, as well as corporate leadership experience from his service as our President since 1996 and his position as Trustee of the American Resort Development Association

Structure of the Board of Directors

Upon completion of the spin-off, our Board will be divided into three classes of directors that will be of equal size to the extent possible. The directors designated as Class I directors will have terms expiring at the first annual meeting of shareholders following the spin-off, the directors designated as Class II directors will have terms expiring at the second annual meeting of shareholders following the spin-off, and the directors designated as Class III directors will have terms expiring at the third annual meeting of shareholders following the spin-off. Beginning with the first annual meeting of shareholders following the spin-off, directors for each class will be elected at the annual meeting of shareholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. We expect that the Class I directors will include Raymond L. Gellein, Jr. and Thomas J. Hutchison, the Class II directors will include William W. McCarten and William J. Shaw, and the Class III directors will include Deborah M. Harrison, Melquiades R. Martinez and Stephen P. Weisz.

Governance Principles

Our Board expects to adopt Governance Principles that meet or exceed the rules of the NYSE. The full text of the Governance Principles will be posted on our website at www.marriottvacationsworldwide.com and will be available in print to any shareholder that requests it. We expect that our Governance Principles will establish the limit on the number of public company board memberships for our directors at three, including Marriott Vacations Worldwide, for directors who are chief executive officers of public companies and five for other directors.

Committees of Our Board

Following the spin-off, the standing committees of our Board will include an Audit Committee, a Compensation Policy Committee, and a Nominating and Corporate Governance Committee, each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing their securities in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by our Board from time to time.

Audit Committee. We expect our Board will select the directors who will serve as members of the Audit Committee, all of whom will be independent and at least one of whom will be a financial expert within the meaning of NYSE rules. The Audit Committee’s responsibilities will include, among other things:

•	Appointing, retaining, overseeing, and determining the compensation and services of our independent auditor.

•	Pre-approving the terms of all audit services, and any permissible non-audit services, to be provided by our independent auditor.

•

Overseeing the independent auditor’s qualifications and independence, including considering whether any circumstance, including the performance of any permissible non-audit services, would impair the independence of our independent registered public accounting firm.

•	Overseeing the accounting, reporting, and financial practices of Marriott Vacations Worldwide and its subsidiaries, including the integrity of our financial statements.

•	Overseeing our internal control environment and compliance with legal and regulatory requirements.

•	Overseeing the performance of our internal audit function and independent auditor.

The responsibilities of our Audit Committee, which we anticipate will be substantially similar to the responsibilities of Marriott International’s Audit Committee, will be more fully described in our Audit Committee charter. We will post the Audit Committee charter on our website at www.marriottvacationsworldwide.com, and we will provide it in print to any shareholder that requests it. By the date required by the transition provisions of the rules of the NYSE all members of the Audit Committee will be independent and financially literate. Further, at least one of the members of the Audit Committee will possess accounting or related financial management expertise within the meaning of the rules of the NYSE and qualify as an “audit committee financial expert” as defined under the applicable SEC rules.

Compensation Policy Committee. We expect our Board will select the directors who will serve as members of the Compensation Policy Committee, all of whom will be independent. The Compensation Policy Committee’s responsibilities will include, among other things:

•	Establishing the principles related to the compensation programs of Marriott Vacations Worldwide.

•	Reviewing and recommending to the board policies and procedures relating to senior officers’ compensation and employee benefit plans.

•	Setting the annual compensation for the Chief Executive Officer, including salary, bonus and incentive and equity compensation, subject to approval by the board.

•	Approving executive officer and senior management salary adjustments, bonus payments and stock awards.

•	Reviewing and recommending to the board the annual compensation of non-employee directors’ compensation.

•	Evaluating any incentives or risks arising from or related to our compensation programs and plans and assessing whether the incentives and risks are appropriate.

The responsibilities of the Compensation Policy Committee, which we anticipate will be substantially similar to the responsibilities of Marriott International’s Compensation Policy Committee, will be more fully described in our Compensation Policy Committee charter. We will post the Compensation Policy Committee charter on our website at www.marriottvacationsworldwide.com, and we will provide it in print to any shareholder that requests it. Each member of the Compensation Policy Committee will be a non-employee director, and we expect that there will be no Compensation Policy Committee interlocks involving any of the projected members of the Compensation Policy Committee.

Nominating and Corporate Governance Committee. We expect our Board will select the directors who will serve as members of the Nominating and Corporate Governance Committee, all of whom will be independent. The Nominating and Corporate Governance Committee’s responsibilities will include, among other things:

•	Making recommendations to the board on corporate governance matters and updates to our Governance Principles.

•	Reviewing qualifications of candidates for board membership.

•

Advising the board on a range of matters affecting the board and its committees, including making recommendations about the qualifications of director candidates, selection of committee chairs, committee assignments and related matters affecting the functioning of the board.

•	Reviewing our conflict of interest and related party transactions policies, and approving certain related party transactions as provided for in those policies.

•	Resolving conflict of interest questions involving our directors and senior executive officers.

The responsibilities of the Nominating and Corporate Governance Committee, which we anticipate will be substantially similar to the responsibilities of Marriott International’s Nominating and Corporate Governance Committee, will be more fully described in our Nominating and Corporate Governance Committee charter. We will post the Nominating and Corporate Governance Committee charter on our website at www.marriottvacationsworldwide.com, and we will provide it in print to any shareholder that requests it.

Director Independence

We expect that our Board, upon recommendation of our Nominating and Corporate Governance Committee, will formally determine the independence of our directors following the spin-off. We expect that our Board will determine that the following directors, who are anticipated to be elected to our Board, are independent: Raymond L. Gellein, Jr., Thomas J. Hutchison, III, Melquiades R. Martinez, and William W. McCarten.

Marriott International’s Board considered which of the persons whom we anticipate will be elected to our Board are independent under the rules of the NYSE, and recommended that our Board find the following directors are independent: Raymond L. Gellein, Thomas J. Hutchinson III, Melquiades R. Martinez and William W. McCarten. As part of this determination, Marriott International’s Board considered the facts that Mr. Martinez is a regional Chairman of JPMorgan Chase & Co. and JPMorgan Chase Bank is the lead bank in the syndicate of banks that we expect will provide our Revolving Corporate Credit Facility.

We expect that our Board will determine the independence of directors annually based on a review by the directors and the Nominating and Corporate Governance Committee. In determining whether a director is independent, we expect that the Board will determine whether each director meets the objective standards for independence set forth in the rules of the NYSE.

Meetings of Independent Directors

We expect that we will require that the independent directors meet without management present at least twice a year. The Chairman of the Nominating and Corporate Governance Committee will preside at the meetings of the independent directors.

Risk Oversight

Our Board will be responsible for overseeing our processes for assessing and managing risk. We expect that the Board will consider our risk profile when reviewing our annual business plan and incorporate risk assessment into its decisions. In performing its oversight responsibilities, we expect that our Board will receive an annual risk assessment report from the Chief Financial Officer and discuss the most significant risks facing us.

We expect that our Board will delegate certain risk oversight functions to the Audit Committee. In accordance with NYSE requirements and as set forth in its charter, we expect that the Audit Committee periodically will review and discuss our business and financial risk management and risk assessment policies and procedures with senior management, the Company’s independent auditor and the Chief Audit Executive. We expect that the Audit Committee will incorporate its risk assessment function into its regular reports to the Board.

In addition, we expect that the Compensation Policy Committee will review a risk assessment to determine whether the amount and components of compensation for our employees and the design of compensation programs may create incentives for excessive risk-taking by our employees.

Codes of Conduct

We expect that our Board will adopt a code of conduct similar to Marriott’s Code of Ethics that will apply to all associates, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, and to each member of the Board.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our executive officers for whom compensation information is presented in the Summary Compensation Table below (the “Named Executive Officers” or “NEOs”) are:

Stephen P. Weisz	President and Chief Executive Officer
John E. Geller, Jr.	Executive Vice President and Chief Financial Officer
Robert A. Miller(1)	Executive Vice President and Chief Operating Officer—International
R. Lee Cunningham(2)	Executive Vice President and Chief Operating Officer—North America and Caribbean
Brian E. Miller(1)	Executive Vice President—Sales, Marketing and Service Operations
James H Hunter, IV(1)	Executive Vice President and General Counsel

(1)	Until the distribution date, Mr. Robert Miller serves as President, Marriott Leisure and Executive Vice President and Chief Operating Officer—International, Mr. Brian Miller serves as Senior Vice President—Sales, Marketing and Service Operations, and Mr. James Hunter serves as Senior Vice President and General Counsel.
(2)	We are providing voluntary disclosure for Mr. Cunningham, Executive Vice President and Chief Operating Officer—North America and Caribbean, because of the significant contributions of that line of business to the financial results of Marriott Vacations Worldwide in 2010. For purposes of the Compensation Discussion and Analysis and other disclosures in this information statement, and unless otherwise noted, references to the Named Executive Officers or NEOs include Mr. Cunningham even though he should not be considered a named executive officer of Marriott Vacations Worldwide under the SEC’s rules.

Prior to the spin-off, our business was owned by Marriott International and the NEOs were Marriott International employees. Therefore, our historical compensation strategy has been determined primarily by Marriott International’s senior management (“Marriott Management”) and the Compensation Policy Committee of Marriott International’s board of directors (the “Marriott Compensation Policy Committee”), and the compensation elements and processes discussed in this Compensation Discussion and Analysis reflect Marriott International programs and processes. Following the spin-off, we will form our own Board compensation committee that will be responsible for approving and overseeing our executive compensation programs, which may differ from the compensation programs in place for 2010.

Philosophy

The following compensation principles approved by the Marriott Compensation Policy Committee formed the basis of our compensation philosophy prior to the spin-off. These policies reflect Marriott International’s belief that strong and consistent leadership is the key to long-term success in the hospitality industry. Therefore, in designing and implementing the compensation program that applied to the NEOs, Marriott International emphasized the following three principles.

•	Officers should be paid in a manner that contributes to long-term shareholder value. Therefore, equity compensation was a significant component of total pay opportunity for the NEOs.

•

Compensation should be designed to motivate the NEOs to perform their duties in ways that would help achieve short- and long-term objectives. This was achieved by offering a mix of cash and non-cash elements of pay.

•	The compensation program had to be competitive in order to attract key talent from within and outside of our industry and retain key talent at costs consistent with market practice.

Role of Marriott Management, Marriott Compensation Policy Committee and the Compensation Consultant

For 2010, the Marriott Compensation Policy Committee and Marriott Management determined the compensation of the NEOs. Marriott International’s Chairman and Chief Executive Officer, J.W. Marriott, Jr., and President and Chief Operating Officer, Arne M. Sorenson, made recommendations to the Marriott Compensation Policy Committee with respect to Mr. Weisz’s compensation and, with input from Marriott International’s Human Resources Department, Mr. Weisz and, in the case of Mr. Hunter, Marriott International’s General Counsel, determined the compensation of the NEOs other than Mr. Weisz. The Marriott Compensation Policy Committee reviewed Mr. Weisz’s total compensation package and approved each NEO’s stock awards.

In designing and implementing compensation programs applicable to the NEOs, Marriott Management considered the advice and recommendations of the Marriott Compensation Policy Committee’s independent compensation consultant, Pearl Meyer & Partners (the “Compensation Consultant”) (see the discussion of the Compensation Consultant below).

2010 Compensation

Marriott Management did not set rigid, categorical guidelines or formulae to determine the elements and levels of compensation for the NEOs. Rather, they considered subjective factors such as leadership ability, individual performance, retention needs and future potential as part of Marriott International’s management development and succession planning process. For Mr. Weisz’s compensation, Marriott Management primarily considered market data (as described below) and the compensation of other division presidents. With respect to the other NEOs, although market data was a factor in establishing compensation levels generally for positions/titles company-wide, their compensation primarily was determined on the basis of internal pay equity considerations.

Base Salary

Individual base salaries for the NEOs were reviewed annually to determine whether base salary levels were commensurate with the officers’ responsibilities (and, in the case of Mr. Weisz, the competitive market). For 2010, each of the NEOs received a 2.5% salary increase, effective three months after the usual effective date of mid-March (or, in the case of Mr. Weisz, the first day of the fiscal year). This increase was made in consideration of the continued uncertainty of the economy at that time and its impact on the hospitality industry and the fact that the NEOs did not receive regular salary increases in 2009 (other than Mr. Geller who received a salary increase in 2009 in connection with his promotion to Executive Vice President and Chief Financial Officer of our company). This increase was consistent with the increase for all eligible Marriott International management associates and with observed salary increases in the marketplace.

Annual Bonuses

For 2010, the NEOs participated in a management bonus plan (“Bonus Plan”) which focused on financial, operational and human capital objectives. The Bonus Plan was designed to provide the NEOs with appropriate compensation incentives to achieve identified annual corporate, divisional and individual performance objectives. The potential awards under the Bonus Plan for 2010 are reported in dollars in the Grants of Plan-Based Awards for Fiscal Year 2010 table, and the actual award amounts earned under the Bonus Plan for 2010 are reported in dollars in the Summary Compensation Table following this Compensation Discussion and Analysis.

The respective weightings of the relevant performance measures and the aggregate target and actual payments for 2010 under the Bonus Plan are displayed in the table below. As reflected in the table, target awards ranged from 60% of salary to 40% of salary. The differences in the target award percentages were determined primarily by considering internal factors, including pay equity with other officers, differences in responsibilities, significant promotions and future potential. The maximum awards ranged from 150% and 162.5% of the target award.

Name		Marriott Vacations Worldwide Operating Profit	Marriott Earnings Per Share	Individual Achievement	Marriott Vacations Worldwide Operating Profit Process	Customer Satisfaction (1)	Associate Engagement (2)	Owner & Franchise Relations	Total
Stephen P. Weisz	Weight of Total Award (%)	50	10	20	—	20	—	—	100
	Target Award as % of Salary	30	6	12	—	12	—	—	60
	Actual Payout as % of Salary	45	9	15	—	10.15	—	—	79.15

John E. Geller, Jr.	Weight of Total Award (%)	40	—	20	20	10	10	—	100
	Target Award as % of Salary	20	—	10	10	5	5	—	50
	Actual Payout as % of Salary	30	—	15	11.31	3.90	7.5	—	67.71

Robert A. Miller	Weight of Total Award (%)	40	—	20	20	10	10	—	100
	Target Award as % of Salary	20	—	10	10	5	5	—	50
	Actual Payout as % of Salary	30	—	13	15	2.97	7.5	—	68.47

R. Lee Cunningham	Weight of Total Award (%)	40	—	20	20	10	10	—	100
	Target Award as % of Salary	16	—	8	8	4	4	—	40
	Actual Payout as % of Salary	26	—	13	13	3.92	6.5	—	62.42

Brian E. Miller	Weight of Total Award (%)	40	—	20	20	10	10	—	100
	Target Award as % of Salary	16	—	8	8	4	4	—	40
	Actual Payout as % of Salary	26	—	11	8.24	3.12	6.5	—	54.86

James H Hunter, IV(3)	Weight of Total Award (%)	—	50	30	—	5	10	5	100
	Target Award as % of Salary	—	20	12	—	2	4	2	40
	Actual Payout as % of Salary	—	32.5	19.5	—	1.58	4	2	59.58

(1)	Customer Satisfaction means, with respect to all of the NEOs other than Mr. Hunter, Marriott Vacations Worldwide Customer Satisfaction, and with respect to Mr. Hunter, Marriott Guest Satisfaction.
(2)	Associate Engagement means, with respect to all of the NEOs other than Mr. Hunter, Marriott Vacations Worldwide Associate Engagement, and with respect to Mr. Hunter, Professional Services Associate Engagement.
(3)	Mr. Hunter’s bonus structure is different from the bonus structure for the other NEOs because Mr. Hunter reported to Marriott International’s General Counsel and was compensated in accordance with programs that applied to Marriott International’s legal department.

The Bonus Plan rewarded executives for achievement of pre-established financial objectives, including Marriott Vacations Worldwide’s Operating Income performance and, for Mr. Weisz and Mr. Hunter, Marriott International’s EPS performance. These performance measures were selected because they were important indicators of division profitability and, for Mr. Weisz as a corporate executive and Mr. Hunter, Marriott International profitability. The specific performance level percentages for the Marriott Vacations Worldwide Operating Income objective were set by Marriott Management with input from Mr. Weisz, and Mr. Weisz had discretion to adjust payouts for the other NEOs under the Marriott Vacations Worldwide Operating Income component after the financial results were determined. The specific performance level percentages for the Marriott EPS objective were set by the Marriott Compensation Policy Committee in consultation with the Compensation Consultant based on competitive market data as well as the Marriott Compensation Policy Committee’s subjective judgment.

For all NEOs other than Mr. Hunter, Marriott Vacations Worldwide Operating Income was the most heavily weighted performance criteria. For the purpose of the Bonus Plan, Marriott Vacations Worldwide Operating Income was determined from Marriott International’s financial statements, which were prepared under U.S. GAAP. Although the calculation of Marriott Vacations Worldwide Operating Income could be modified during the target-setting process for items that were not expected to have a direct impact on the business in the future, no such modifications were made for 2010. The Marriott Vacations Worldwide Operating Income target was set at $96,131,000, a level Marriott Management believed to be achievable but not certain to be met. For 2010, NEOs were eligible to receive the Marriott Vacations Worldwide Operating Income portion of the bonus based the following achievement levels:

Marriott Vacations Worldwide Operating Profit Achievement vs. Target	Bonus Award	Payout as % of Target
Below 85% or 90%(1)	No Bonus	0%
100%	Target Bonus	100%
125% and Above	Maximum Bonus	150 to 162.5%

(1)	Mr. Weisz would not have received any bonus for this component if Marriott Vacations Worldwide Operating Income was below 85% of the target performance level, and the other NEOs would not have received any bonus for this component if Marriott Vacations Worldwide Operating Income was below 90% of the target performance level.

For Mr. Weisz and Mr. Hunter, an additional financial performance measure was Marriott EPS, calculated in accordance with GAAP, subject to any adjustments specified in the target-setting process (although no such adjustments were made for 2010). The Marriott EPS target for 2010 was set at $0.80, which the Marriott Compensation Policy Committee believed to be achievable but not certain to be met. For 2010, Mr. Weisz and Mr. Hunter were eligible to receive the Marriott EPS portion of the bonus based on the following achievement levels:

Marriott EPS Achievement vs. Target	Component Bonus Award	Payout as % of Target
Below 89%	No Bonus	0%
89%	Threshold Bonus	25%
100%	Target Bonus	100%
107% and Above	Maximum Bonus	150 to 162.5%

For both Marriott EPS and Marriott Vacations Worldwide Operating Income, if the achievement fell between two of the stated performance achievement levels (including for Marriott Vacations Worldwide Operating Income between 90% and 100% of target or, in the case of Mr. Weisz, between 85% and 100% of target), the payment for that portion of the bonus would have been interpolated between the corresponding bonus levels. For 2010, Marriott EPS as reported under GAAP was $1.21, which was 152% of the target achievement level and which exceeded the maximum achievement level, and Marriott Vacations Worldwide Operating Income was $120,744,000, which was 125.6% of the target achievement level and which exceeded the maximum achievement level. Consequently, for 2010, the NEOs received maximum payouts under these portions of the Bonus Plan.

In addition to the financial performance measures, the Bonus Plan for NEOs also included performance measures based on individual performance as well as measures of operational performance. These performance measures were evaluated subjectively and, like the Marriott EPS target and Marriott Vacations Worldwide Operating Income target, were intended to establish high standards, consistent with Marriott International’s quality goals, which were achievable but not certain to be met. Marriott International believed that the following individual and operational performance measures were critical to achieving success within the hospitality and service industry. Payouts under these performance measures could have been zero, at target or maximum award levels or, in most cases, interpolated between zero, target and maximum.

•

Individual Achievement: A different set of management objectives was established for each of the NEOs that was aligned to his unique responsibilities and role within Marriott Vacations Worldwide. The management objectives generally were difficult to accomplish and were among the core duties of the positions. Examples of the types of management objectives were:

•	Transition the North America vacation ownership business to a points-based product;

•	Maintain superior associate satisfaction levels; and

•

Continue development of a global Marriott International and Marriott Vacations Worldwide organizational blueprint that positions Marriott Vacations Worldwide and Marriott International for future growth.

Payouts relating to management objectives were determined by the Marriott Compensation Policy Committee for Mr. Weisz, based upon the recommendation of Marriott International’s Chairman and Chief Executive Officer and President and Chief Operating Officer. Payouts for the other NEOs were determined by Marriott International’s Chairman and Chief Executive Officer based upon Mr. Weisz’s recommendation or, in the case of Mr. Hunter, the recommendation of Marriott International’s General Counsel. These assessments were developed through a rigorous and largely subjective assessment of each NEO’s qualitative performance across the management objectives for the year. Maximum or above target payouts typically occurred if the NEO’s overall performance was viewed as superior. For 2010, each NEO achieved key individual objectives, including operational objectives such as the brand initiatives identified above.

•

Operating Income Process: Assessment of Operating Income Process was based on achievement of Operating Income against budget for the NEO’s area of responsibility, thus reflecting intra-segment contributions to the Marriott Vacations Worldwide segment at Marriott International. Achievement of 125% of the target resulted in a maximum component bonus payout; achievement of 100% of the target resulted in a target component bonus payout; and achievement of less than 90% of the target resulted in no component bonus payout. The annual goals were established, based upon the Marriott Vacations Worldwide internal budget, so as to be difficult to accomplish and not certain to be met. For 2010, performance results ranged from being between target and maximum to performance that corresponded with payouts at maximum.

•

Customer/Guest Satisfaction: Assessment of Marriott Vacations Worldwide Customer Satisfaction for the NEOs other than Mr. Hunter was based on the results of Marriott Vacations Worldwide customer and guest satisfaction surveys developed by Marriott International. Different surveys are used for different aspects of Marriott Vacations Worldwide’s business, such as Resort Operations Satisfaction, Sales and Marketing Satisfaction and Owner Services Satisfaction. These surveys address topics such as overall satisfaction, quality of service, and cleanliness of properties. Numerical ratings are assigned with the objective of assessing customers’ and guests’ overall satisfaction compared to the goal that is established at the beginning of each year. NEOs are evaluated based on survey responses for the business operations that they support: Messrs. Weisz, Geller, Cunningham and Robert Miller were evaluated based on consolidated results under the Resort Operations Satisfaction, Sales and Marketing Satisfaction and Owner Services Satisfaction surveys, weighted based on the number of respondents for each survey, and in the case of Messrs. Cunningham and Miller based only on responses for the geographic regions they support, while Mr. Brian Miller was evaluated based on results of the Sales and Marketing Satisfaction and Owner Services Satisfaction surveys. Achievement of 102% of the target resulted in a maximum component bonus payout; achievement of 100% of the target resulted in a target component bonus payout; and achievement of 95% of the target or less resulted in no payout under this component of the Bonus Plan. For 2010, the target was set at a level above the prior year’s target and the prior year’s actual survey result. Although 2010 survey results reported increased customer satisfaction, that increase was nevertheless below target, resulting in each of the NEOs receiving a payout on this bonus criteria that was between threshold and target, as reflected in the chart above. With respect to Mr. Hunter, assessment of Marriott Guest Satisfaction was based on the company-wide satisfaction survey results of Marriott International guests for the year compared to pre-established goals, which is based on a compilation of survey results from numerous satisfaction surveys across Marriott International’s businesses. Achievement of 100.1% of the target resulted in a maximum component bonus payout; achievement of 99% of the target resulted in a target component bonus payout; and achievement of 97% of the target or less resulted in no payout under this component of the Bonus Plan. For 2010, survey results used to determine Mr. Hunter’s bonus payout likewise reflected performance that corresponded with a payout between threshold and target.

•

Marriott Vacations Worldwide Associate/Professional Services Associate Engagement: Assessment of Marriott Vacations Worldwide Associate Engagement for the NEOs other than Mr. Hunter was based on Marriott Vacations Worldwide’s engagement assessment compared to the Hewitt benchmarks of “Consumer Services” and “Best Employer,” adjusted for geographic differentials. For Mr. Hunter, assessment of Professional Services Associate Engagement was based on Marriott International’s engagement assessment compared to the Hewitt benchmarks of “Professional Services” and “Best Employer,” adjusted for geographic differentials. For 2010, performance results ranged from being between target and maximum to performance that corresponded with payouts at maximum.

•

Owner/Franchisee Satisfaction: Assessment of Marriott Owner/Franchisee Satisfaction for Mr. Hunter was based on the satisfaction survey results. Marriott International retained a third party to survey the owners and franchisees of Marriott International’s North American hotels on various aspects of their relationship with Marriott International. An overall relationship score of “unsatisfied” resulted in no component payout; a relationship score of “satisfied” resulted in a target component payout; and a relationship score of “very satisfied” resulted in a maximum component bonus payout. For 2010, the survey results reflected that owners were “satisfied.” Consequently, for 2010, Mr. Hunter received a target payout for this bonus component.

Sales Incentive

Reflecting the significance of customer relations and sales functions to our business and industry practice, Mr. Brian Miller also has been compensated through a sales incentive arrangement (“Incentive Plan”) under which he was compensated based on our achievement of pre-established cash flow goals. The amount of the sales incentive was established based upon Marriott International’s assessment of competitive pay practices in the timeshare industry and marketing and sales functions.

Payouts under the Incentive Plan could have been zero, at target or maximum award levels or interpolated between zero, target and maximum. We report the potential payments under the Incentive Plan for 2010 in the Grants of Plan-Based Awards for Fiscal Year 2010 table, and we include the actual amount paid to Mr. Brian Miller under the Incentive Plan for 2010 in the “non-equity incentive plan compensation” column in the Summary Compensation Table following this Compensation Discussion and Analysis. The cash flow measures used for determining payouts under the Incentive Plan related to timeshare sales volume (representing 40% of the Incentive Plan amount), timeshare cost (representing 50% of the Incentive Plan amount) and Marketing & Sales corporate overhead (representing 10% of the Incentive Plan amount).

Stock Awards

Annual Stock Awards

Marriott International granted equity compensation awards to the NEOs under the Marriott International, Inc. Stock and Cash Incentive Plan (the “Marriott Stock Plan”) on an annual basis. With four-year vesting conditions and the opportunity for long-term capital appreciation, the annual stock awards helped Marriott International achieve its objectives of attracting and retaining key executive talent, linking NEO pay to long-term Marriott International performance and aligning the interests of NEOs with those of Marriott International’s shareholders.

The NEOs’ stock awards for 2010 were granted on February 16, 2010, in the form of restricted stock units (“RSUs”) and stock-settled stock appreciation rights (“SARs”). For 2010, the NEOs were permitted to express a preference for receiving their equity awards as all RSUs, all stock-settled SARs or an equal mix (based on grant date fair value) of RSUs and SARs. Similar to options, stock-settled SARs deliver the appreciation in company stock over a period of time from the grant date until they are exercised. RSUs are a promise to deliver shares of company stock at stated future vesting dates. We believe that giving the officers this choice of awards has provided significant reward potential and flexibility to meet the officers’ individual financial planning profiles and needs, thus enhancing the retention and competitive compensation elements of Marriott International’s compensation programs.

Annual stock award values were set, in the case of Mr. Weisz, by reference to the 50th percentile of the external market data, and in the case of the other NEOs, based primarily on internal pay equity and position within Marriott International. For the NEOs other than Mr. Weisz, Marriott International used market data generally to determine stock award ranges for position levels company-wide and Mr. Weisz, and the Marriott

Human Resources Department recommended individual award amounts within these ranges. The annual stock award values for 2010 were as follows:

Name	2010 Stock Award Values
Stephen P. Weisz	$750,117
John E. Geller, Jr.	$325,068
Robert A. Miller	$250,035
R. Lee Cunningham	$225,142
Brian E. Miller	$215,056
James H Hunter, IV	$250,057

The actual award values for 2010 are also reported in the Grants of Plan-Based Awards for Fiscal Year 2010 Table below.

Equity Compensation Policies

Marriott International typically grants annual stock awards in February each year on the second business day following the release of its prior fiscal year annual earnings. This timing was designed to avoid the possibility that Marriott International could grant stock awards prior to the release of material, non-public information that could result in an increase or decrease in its stock price.

Marriott International adopted stock ownership guidelines applicable to each NEO in order to promote the long-term alignment of management with Marriott International shareholders. The guidelines required NEOs to own Marriott International stock with total value equal to a multiple of between one to two times (depending upon the executive’s position) his individual salary grade midpoint within five years of becoming subject to the guidelines. Furthermore, consistent with the purposes of the stock ownership guidelines, Marriott International prohibits all associates from engaging in short sale transactions or entering into any other hedging or derivative transaction related to Marriott International stock or securities. In addition, as indicated in the discussion of Grants of Plan-Based Awards for Fiscal Year 2010 below, RSUs were not subject to accelerated vesting upon retirement. As a result, NEOs have a continuing stake in share price performance beyond the end of their employment.

Other Compensation

Perquisites

Marriott International offered limited perquisites that made up a very small portion of total compensation for NEOs. The value of these benefits was included in the executives’ wages for tax purposes, and Marriott International did not provide tax gross-ups to the executives with respect to these benefits.

Other Benefits

NEOs also could participate in the same Marriott International plans and programs offered to all eligible Marriott International employees. Some of these benefits were paid for by the executives, such as 401(k) plan elective deferrals, vision coverage, long- and short-term disability, group life and accidental death and dismemberment insurance, and health care and dependent care spending accounts. Other benefits were paid for or subsidized by Marriott International, such as the 401(k) company match, certain group medical and dental benefits, $50,000 free life insurance, business travel accident insurance and tuition reimbursement.

Nonqualified Deferred Compensation Plan

In addition to a tax-qualified 401(k) plan, Marriott International offered the NEOs and other senior management the opportunity to supplement their retirement and other tax-deferred savings under the Marriott International, Inc. Executive Deferred Compensation Plan (“Marriott EDC”). The Marriott Compensation Policy

Committee believed that offering this plan to executives was critical to achieve the objectives of attracting and retaining talent, particularly because Marriott International did not offer a defined benefit pension plan.

Under the Marriott EDC, the NEOs could defer payment and income taxation of a portion of their salary, bonus and commissions. The plan also provided participants the opportunity for long-term capital appreciation by crediting their accounts with notional earnings (at a fixed annual rate of return of 5.5% for 2010), which is explained in the discussion of Nonqualified Deferred Compensation for Fiscal Year 2010 below.

Marriott International also could make an annual discretionary matching contribution to the NEOs’ Marriott EDC accounts. The basic match was designed to make up for the approximate amount of matching contributions that would have been made under the Marriott International tax-qualified section 401(k) plan but for the application of certain nondiscrimination testing and annual compensation limitations under the Internal Revenue Code. For 2010, the basic match for each NEO was 75% of the first 2% of eligible compensation (up to $245,000) deferred by the NEO under the Marriott EDC. The Marriott International board had discretion to adjust the actual match allocation based on fiscal year financial results.

Marriott International also could make an additional discretionary contribution to the NEOs’ Marriott EDC accounts based on subjective factors such as individual performance, key contributions and retention needs. There were no additional discretionary contributions for the NEOs in 2010.

Change in Control

Marriott International provided limited “double trigger” change in control arrangements to Messrs. Weisz, Geller and Robert Miller under the Marriott Stock Plan and the Marriott EDC. The Marriott Compensation Policy Committee believed that, with these carefully structured benefits, Marriott International’s executives including Messrs. Weisz, Geller and Robert Miller would be better able to perform their duties with respect to any potential proposed corporate transaction without the influence of or distraction by concerns about how their personal employment or financial status would be affected. In addition, the Marriott Compensation Policy Committee believed that shareholder interests were protected and enhanced by providing greater certainty regarding executive pay obligations in the context of planning and negotiating any potential corporate transactions. The spin-off of Marriott Vacations Worldwide from Marriott International does not constitute a change in control under these arrangements.

Under these arrangements, in the event that Mr. Weisz, Mr. Geller or Mr. Robert Miller was terminated by Marriott International other than for the executive’s misconduct or the executive resigned for good reason (as defined under the Marriott Stock Plan) during the period beginning three months before and ending 12 months following a change in control (as defined under the Marriott Stock Plan) of Marriott International, he would have immediately vested in all unvested equity awards and Marriott EDC balances. In those circumstances, all options and SARs would have been exercisable until the earlier of the original expiration date of the awards or twelve months (or if he were an approved retiree, five years) following the termination of employment, and all other stock awards would have been immediately distributed following the later of the executive’s termination of employment or the change in control event. In addition, any cash incentive payments under the Bonus Plan would have been made immediately based on the target performance level, pro-rated based on the days worked during the year until the executive’s date of termination in connection with or following a change in control.

Marriott International did not provide for tax gross-ups on these benefits, but instead limited the benefits to avoid adverse tax consequences to Marriott International. Specifically, each of these benefits was subject to a cut-back, so that the benefit would not have been provided to the extent it would have resulted in the loss of a tax deduction by Marriott International or imposition of excise taxes under the “golden parachute” excess parachute payment provisions of the Internal Revenue Code. The discussion of Payments Upon Termination or Change in Control below includes a table that reflects the year-end intrinsic value of unvested stock awards, unvested Marriott EDC accounts and cash incentive payments under the Bonus Plan that Messrs. Weisz, Geller and Robert Miller would have received due to an involuntary termination of employment in connection with a change in control.

Clawbacks

The Marriott Stock Plan included a clawback provision that applied to all equity awards issued to all of the NEOs. Under the Marriott Stock Plan, Marriott International had the authority to limit or eliminate the ability of any executive to exercise options and SARs or to receive a distribution of Marriott International stock under RSUs or other stock awards if the executive engaged in criminal or tortious conduct that was injurious to Marriott International or engaged in competition with Marriott International.

Compensation Consultant

As noted above, for 2010 the Marriott Compensation Policy Committee selected and retained the Compensation Consultant to assist the Marriott Compensation Policy Committee in establishing and implementing executive and director compensation strategy. The Compensation Consultant reported to and was instructed in its duties by the Marriott Compensation Policy Committee and carried out its responsibilities in coordination with Marriott International’s Human Resources Department. Other than providing executive compensation survey data to Marriott International as described below, the Compensation Consultant performed no other services for Marriott International.

Marriott Vacations Worldwide has engaged Exequity to advise it on developing director and executive compensation programs. Following the spin-off, Exequity will report to our compensation committee and serve as the compensation committee’s independent compensation consultant.

Market Data

In assessing external market pay practices for purposes of determining the compensation of Marriott International executives, including Mr. Weisz, Marriott International for 2010 utilized several broad, revenue-based surveys as well as a custom survey of companies specifically selected by the Marriott Compensation Policy Committee. The Marriott Compensation Policy Committee believed, based on the advice of the Compensation Consultant, that the companies participating in the revenue-based and custom surveys represented the broad pool of executive talent for which Marriott International competed.

In general, the revenue-based surveys used as a market reference included companies with median annual revenues ranging from $10 billion to $20 billion. For 2010, the surveys were the CHiPS Executive & Senior Management Survey, the Hewitt Total Compensation Measurement: Executive Survey, the Towers Perrin CDB Executive Database, and the Fred Cook Survey of Long-Term Incentives. Individual companies in the revenue-based surveys were not considered in connection with compensation decisions for the NEOs.

The custom survey consisted of consumer product and service companies selected by the Marriott Compensation Policy Committee on the basis of their similarity to Marriott International on a number of financial metrics and based on their shared emphasis on customer service and brand image. The metrics used for selecting the custom survey companies for 2010 included annual revenue, annual net income, total assets, market capitalization, enterprise value and number of employees. Other factors considered were performance measures such as revenue growth, net income growth, EPS growth, return on equity and total shareholder return. The Marriott Compensation Policy Committee did not apply specific weights to these factors. For 2010, the companies in the custom survey included:

American Express	General Mills	McDonalds	Wyndham
AMR	H.J. Heinz	Nordstrom	Yum! Brands
Colgate-Palmolive	J.C. Penney	Starwood Hotels & Resorts
Darden Restaurants	Kellogg	Target
FedEx	Kimberly-Clark	Walt Disney

This list of custom survey companies remained unchanged from 2009 except that Anheuser-Busch was removed because it is no longer publicly traded and ceased to provide relevant survey information.

Following the spin-off, it is expected that Exequity will work with our compensation committee to develop a new custom survey group.

Tax Considerations

Internal Revenue Code Section 162(m) limits a public company’s federal income tax deduction for compensation in excess of one million dollars paid to its Chief Executive Officer and the next three highest-paid executive officers (except for the Chief Financial Officer). However, performance-based compensation can be excluded from the limitation so long as it meets certain requirements. For 2010, none of the NEOs was within the group of Marriott International executive officers that was subject to the Section 162(m) limitations. Following the spin-off, we intend to consider the application of the Section 162(m) limits. However, we may determine that the value of preserving the ability to structure compensation programs to meet a variety of corporate objectives, such as equity dilution management, workforce planning, customer satisfaction and other non-financial business requirements, justifies the cost of potentially being unable to deduct a portion of the executives’ compensation.

Risk Considerations

The Marriott Compensation Policy Committee reviewed a risk assessment to determine whether the amount and components of compensation for Marriott International employees, including Marriott Vacations Worldwide employees, and the design of compensation programs might create incentives for excessive risk-taking by Marriott International employees. The Marriott Compensation Policy Committee concluded that Marriott International’s compensation programs encouraged its employees, including executives and officers, to remain focused on a balance of short- and long-term operational and financial goals, and thereby reduced the potential for actions that involved an excessive level of risk.

Employment Agreements

Marriott Vacations Worldwide does not have any employment agreements with the NEOs, except for a letter agreement with Mr. Geller, which is described under “Executive Compensation Tables—Potential Payments Upon Termination or Change in Control.” We currently do not anticipate entering into any new employment agreements or other employment arrangements with the NEOs following the spin-off.

Executive Compensation Tables and Discussion

Historical Compensation of Executive Officers Prior to the Spin-Off

The following tables contain compensation information for our Chief Executive Officer and certain other executive officers who, based on compensation with Marriott International prior to the spin-off, were the most highly compensated executive officers for 2010 (the “NEOs”). For information on the current and past positions held by each named executive, see “Management—Our Executive Officers.” All references in the following tables to stock options, SARs, RSUs and other equity awards relate to awards granted by Marriott International in regard to Marriott International’s common stock. For information on the treatment of equity awards in the spin-off, see “The Spin-Off—Treatment of Share-Based Awards.”

The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the spin-off, which could be higher or lower, because historical compensation was determined by Marriott Management and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our compensation committee.

Summary Compensation Table

The following Summary Compensation Table shows the compensation we paid in fiscal years 2008, 2009 and 2010 to our Chief Executive Officer, our Chief Financial Officer, and our other four most highly compensated executive officers as of December 31, 2010.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Stock Awards ($)(2)	Option/ SAR Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Stephen P. Weisz	2010	551,144	375,053	375,064	436,231	11,737	12,580	1,761,809
President and Chief Executive Officer	2009	541,000	225,030	0	0	159	11,025	777,214
	2008	551,404	612,618	612,548	135,921	0	55,127	1,967,618

John E. Geller, Jr.	2010	329,375	325,068	0	222,987	1,055	12,499	890,984
Executive Vice President and Chief Financial Officer	2009	325,000	0	0	162,500	207	169,104	656,811
	2008	306,865	500,046	0	95,559	0	114,651	1,017,121

Robert A. Miller	2010	447,043	250,035	0	306,090	53,593	8,905	1,065,666
Executive Vice President and Chief Operating Officer—International	2009	441,105	0	0	0	41,892	11,025	494,022
	2008	446,325	250,059	250,006	170,474	0	41,005	1,157,869

R. Lee Cunningham	2010	292,637	112,602	112,540	182,664	4,229	9,580	714,252
Executive Vice President and Chief Operating Officer—North America and Caribbean	2009	288,750	0	0	42,591	44	11,025	342,410
	2008	291,659	100,064	300,314	76,852	0	19,827	788,716

Brian E. Miller	2010	566,033	215,056	0	585,026	3,834	12,232	1,382,181
Executive Vice President—Sales, Marketing and Service Operations	2009	538,125	0	0	130,801	68	11,025	680,019
	2008	565,144	337,625	112,530	197,484	0	32,821	1,245,604

James H Hunter, IV	2010	284,888	250,057	0	169,736	493	10,330	715,504
Executive Vice President and General Counsel	2009	265,000	0	0	66,250	3	11,025	342,278
	2008	265,176	0	500,161	79,261	0	10,350	854,948

(1)

This column reports all amounts earned as salary during the fiscal year, whether paid or deferred under other employee benefit plans. Mr. Brian Miller’s salary includes a fixed incentive component that is payable in accordance with regular payroll practices. For 2010, Mr. Brian Miller should have received a fixed incentive of $279,335 but due to administrative error he instead received $300,000. His 2011 fixed incentive will be adjusted accordingly to recover the overpayment.
(2)	The value reported for Stock Awards and Option/SAR awards is the aggregate grant date fair value of the awards granted in the fiscal year as determined in accordance with accounting guidance for share-based payments, although we recognize the value of the awards for financial reporting purposes over the service period of the awards. The assumptions for making the valuation determinations are set forth in Footnote No. 14, “Share-Based Compensation,” of the Notes to our annual Combined Financial Statements included in this information statement. For additional information on these awards, see the Grants of Plan-Based Awards for Fiscal Year 2010 table, below. For 2008, the values reported for the NEOs reflect their 2008 equity awards as well as their 2009 equity awards, which, together with other eligible Marriott International associates, the NEOs received in 2008 for retention purposes.
(3)	This column reports all amounts earned under the Bonus Plan during the fiscal year, whether paid or deferred under other employee benefit plans. Amounts earned under the Bonus Plan during a fiscal year were paid in the first quarter of the following fiscal year. For Mr. Brian Miller, this column also reports amounts earned under the Incentive Plan, which for 2010 was $184,625.
(4)	The values reported equal the excess of the return on amounts credited to accounts in the Marriott EDC at the annually designated rate of return over 120% of the applicable federal long-term rate, as discussed below under “Nonqualified Deferred Compensation for Fiscal Year 2010.”
(5)	All Other Compensation for 2010 consists of company contributions to Marriott International’s qualified 401(k) plan and the Marriott EDC. The values in this column do not include perquisites and personal benefits that were less than $10,000 in aggregate for each NEO for the fiscal year. For 2008 and 2009, Mr. Geller received compensation in the amounts of $77,553 and $158,079, respectively, for relocation to California for a position with Marriott International, and subsequently to our company’s headquarters in Orlando, Florida in connection with his promotion to Executive Vice President and Chief Financial Officer of our company.

Grants of Plan-Based Awards for Fiscal Year 2010

The following table shows the plan-based awards granted to the NEOs in 2010.

Name	Award Type	Grant Date(1)	Approval Date(1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			All Other Stock Awards: (Number of Shares of Stock or Units) (#)	All Other Option/SAR Awards: (Number of Securities Underlying Options/ SARs) (#)	Exercise or Base Price ($/sh)	Closing Price on Grant Date ($/sh)(3)	Grant Date Fair Value of Stock/ Option/ SAR Awards ($)(4)
				Threshold ($)	Target ($)	Maximum ($)
S. Weisz	Bonus Plan			66,137	330,686	496,030	—	—	—	—	—
	RSU	2/16/10	2/3/10	—	—	—	13,896	—	—	—	375,053
	SAR	2/16/10	2/3/10	—	—	—	—	36,340	26.99	27.12	375,064

J. Geller	Bonus Plan			—	164,688	247,031	—	—	—	—	—
	RSU	2/16/10	2/3/10	—	—	—	12,044	—	—	—	325,068

R. Miller	Bonus Plan			—	223,522	335,282	—	—	—	—	—
	RSU	2/16/10	2/3/10	—	—	—	9,264	—	—	—	250,035

L. Cunningham	Bonus Plan			—	117,055	190,214	—	—	—	—	—
	RSU	2/16/10	2/3/10	—	—	—	4,172	—	—	—	112,602
	SAR	2/16/10	2/3/10	—	—	—	—	10,904	26.99	27.12	112,540

B. Miller	Bonus Plan			—	340,424	553,188	—	—	—	—	—
	Incentive Plan			—	197,761	282,515	—	—	—	—	—
	RSU	2/16/10	2/3/10	—	—	—	7,968	—	—	—	215,056

J. Hunter	Bonus Plan			28,489	113,955	185,177	—	—	—	—	—
	SAR	2/16/10	2/3/10	—	—	—	—	24,228	26.99	27.12	250,057

(1)	“Grant Date” applies to equity awards reported in the All Other Stock Awards and All Other Option/SAR Awards columns. The Marriott International board approved the annual stock awards at its February 3, 2010 meeting. Pursuant to Marriott International’s equity compensation grant procedures described in the Compensation Discussion and Analysis, the grant date of these awards was February 16, 2010, the second trading day following the release of Marriott International’s 2009 earnings.
(2)	The amounts reported in these columns include potential payouts corresponding to the achievement of the target and maximum performance objectives under the Bonus Plan and Incentive Plan. For Mr. Weisz and Mr. Hunter, the amounts reported also include potential payouts corresponding to the achievement of the threshold performance objective under their respective components of the Bonus Plan.
(3)	This column represents the final closing price of Marriott International’s common stock on the NYSE on the date of grant. However, pursuant to Marriott International’s equity compensation grant procedures, the awards were granted with an exercise or base price equal to the average of the high and low stock price of Marriott International’s common stock on the NYSE on the date of grant.
(4)	The value reported for Stock Awards and Option/SAR awards is the aggregate grant date fair value of the awards granted in 2010 as determined in accordance with accounting standards for share-based payments, although we recognize the value of the awards for financial reporting purposes over the service period of the awards. The assumptions for making the valuation determinations are set forth in Footnote No. 14, “Share-Based Compensation,” of the Notes to our annual Combined Financial Statements included in this information statement.

The Grants of Plan-Based Awards table reports the potential dollar value of cash incentive awards under the Bonus Plan and/or Incentive Plan at their target and maximum achievement levels (and, for Mr. Weisz and Mr. Hunter, threshold achievement level), and the number and grant date fair value of RSUs and SARs granted under the Marriott Stock Plan to each NEO during the 2010 fiscal year. For cash incentives, this table reports the range of potential amounts that could have been earned by the executive under the Bonus Plan and/or Incentive Plan for 2010, whereas the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table reports the actual value earned by the executive for 2010.

Annual SAR and RSU grants under the Marriott Stock Plan typically vested 25% on each of the first four anniversaries of their grant date, contingent on continued employment. Even when vested, an executive could lose the right to exercise or receive a distribution of any outstanding stock awards if the executive terminated employment due to serious misconduct as defined in the Marriott Stock Plan, or if it is determined that the executive had engaged in competition or had engaged in criminal conduct or other behavior that was actually or potentially harmful. RSU award vesting is not accelerated upon retirement. These awards do not accrue or pay cash dividends and do not bear voting rights until they vest (in the case of RSUs) or are exercised (in the case of SARs) and shares are issued to the grantee.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table shows information about outstanding options, SARs and RSUs on Marriott International common stock as of December 31, 2010, Marriott Vacations Worldwide’s fiscal year-end. The Intrinsic Value and Market Value are based on the closing price of Marriott International’s common stock on the NYSE on December 31, 2010, the last trading day of the fiscal year, which was $41.54. For information on the treatment of equity awards in the spin-off, see “The Spin-Off—Treatment of Share-Based Awards.”

Name	Grant Date	Award Type	Option/SAR Awards							Stock Awards
			Number of Securities Underlying Unexercised Options/SARs Exercisable/ Unexercisable (#)			Option/ SAR Exercise Price ($)	Option/SAR Expiration Date	Option/SAR Intrinsic Value ($) Exercisable/ Unexercisable		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
S. Weisz	2/6/03	Options	50,450	—		15.11	2/6/2013	1,333,646	—	—		—
	2/5/04	Options	62,600	—		22.81	2/5/2014	1,172,498	—	—		—
	2/10/05	Options	24,600	—		32.16	2/10/2015	230,748	—	—		—
	2/19/08	SARs	10,698	10,698	(1)	35.54	2/19/2018	64,188	64,188	—		—
	8/7/08	SARs	8,131	24,393	(1)	27.46	8/7/2018	114,484	343,453	—		—
	2/16/10	SARs	—	36,340	(1)	26.99	2/16/2020	—	528,747	—		—
		RSUs	—	—		—	—	—	—	34,877	(2)	1,448,791

J. Geller		RSUs	—	—		—	—	—	—	25,632	(3)	1,064,753

R. Miller	2/13/06	SARs	8,584	—		34.47	2/13/2016	60,732	—	—		—
	8/7/08	SARs	6,023	18,069	(1)	27.46	8/7/2018	84,804	254,412	—		—
		RSUs	—	—		—	—	—	—	13,930	(4)	578,652

L. Cunningham	2/6/03	Options	13,500	—		15.11	2/6/2013	356,873	—	—		—
	2/19/08	SARs	7,790	7,790	(1)	35.54	2/19/2018	46,740	46,740	—		—
	8/7/08	SARs	2,410	7,230	(1)	27.46	8/7/2018	33,933	101,798	—		—
	2/16/10	SARs	—	10,904	(1)	26.99	2/16/2020	—	158,653	—		—
		RSUs	—	—		—	—	—	—	9,745	(5)	404,807

B. Miller	8/7/08	SARs	2,711	8,133	(1)	27.46	8/7/2018	38,171	114,513	—		—
		RSUs	—	—		—	—	—	—	15,000	(6)	623,100

J. Hunter	11/6/97	Options	2,864	—		15.52	11/6/2012	74,526	—	—		—
	11/6/97	Options	2,864	—		15.27	11/6/2012	75,242	—	—		—
	11/5/98	Options	16,080	—		14.11	11/5/2013	441,084	—	—		—
	11/4/99	Options	11,000	—		16.58	11/4/2014	274,580	—	—		—
	2/12/07	SARs	2,994	998	(1)	49.03	2/12/2017	—	—	—		—
	2/19/08	SARs	9,730	9,730	(1)	35.54	2/19/2018	58,380	58,380	—		—
	8/7/08	SARs	6,023	18,069	(1)	27.46	8/7/2018	84,804	254,412	—		—
	2/16/10	SARs	—	24,228	(1)	26.99	2/16/2020	—	352,517	—		—
		RSUs	—	—		—	—	—	—	3,443	(7)	143,022

(1)	SARs are exercisable in 25% annual increments beginning one year from the grant date.
(2)	212 RSUs vest on January 2, 2011; 11,287 RSUs vest on February 15, 2011; 4,875 RSUs vest on May 15, 2011; 8,482 RSUs vest on February 15, 2012; 6,547 RSUs vest on February 15, 2013; and 3,474 RSUs vest on February 15, 2014.
(3)	9,132 RSUs vest on February 15, 2011; 1,209 RSUs vest on November 15, 2011; 6,239 RSUs vest on February 15, 2012; 1,209 RSUs vest on November 15, 2012; 4,832 RSUs vest on February 15, 2013; and 3,011 RSUs vest on February 15, 2014.
(4)	5,223 RSUs vest on February 15, 2011; 4,075 RSUs vest on February 15, 2012; 2,316 RSUs vest on February 15, 2013; and 2,316 RSUs vest on February 15, 2014.
(5)	49 RSUs vest on January 2, 2011; 2,745 RSUs vest on February 15, 2011; 1,000 RSUs vest on August 15, 2011; 1,954 RSUs vest on February 15, 2012; 1,000 RSUs vest on August 15, 2012; 1,954 RSUs vest on February 15, 2013; and 1,043 RSUs vest on February 15, 2014.
(6)	5,391 RSUs vest on February 15, 2011; 4,600 RSUs vest on February 15, 2012; 3,017 RSUs vest on February 15, 2013; and 1,992 RSUs vest on February 15, 2014.
(7)	60 RSUs vest on January 2, 2011; 1,883 RSUs vest on February 15, 2011; and 1,500 RSUs vest on February 15, 2012.

Option Exercises and Stock Vested During Fiscal Year 2010

The following table shows information about option and SAR exercises and vesting of RSUs during fiscal year 2010. All references in the following table relate to Marriott International common stock.

	Option/SAR Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
S. Weisz	25,000	577,250	17,330	505,206
J. Geller	—	—	8,600	246,175
R. Miller	54,400	840,887	3,725	100,538
L. Cunningham	33,022	680,371	3,950	113,161
B. Miller	—	—	4,543	122,616
J. Hunter	38,932	894,526	2,711	73,229

(1)	The value realized upon exercise is based on the current trading price at the time of exercise.
(2)	The value realized upon vesting is based on the average of the high and low stock price on the vesting date.

Nonqualified Deferred Compensation for Fiscal Year 2010

The following table discloses contributions, earnings, distributions and balances under the Marriott EDC for the 2010 fiscal year.

Name	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)(3)
S. Weisz	11,023	—	74,732	—	1,442,762
J. Geller	20,016	—	6,565	—	133,356
R. Miller	—	—	341,727	—	6,572,692
L. Cunningham	12,241	—	26,888	—	521,025
B. Miller	22,676	—	24,262	—	475,970
J. Hunter	5,810	—	3,084	—	62,214

(1)	The amounts in this column consist of elective deferrals by the NEOs of salary for the 2010 fiscal year under the Marriott EDC. All of these amounts are attributable to 2010 salary that is reported in the Summary Compensation Table.
(2)	The amounts in this column reflect aggregate notional earnings during 2010 of each NEO’s account in the Marriott EDC. Such earnings are reported in the Summary Compensation Table only to the extent that they were credited at a rate of interest in excess of 120% of the applicable federal long-term rate. The following table indicates the portion of each executive’s aggregate earnings during 2010 that is reported in the Summary Compensation Table.

Name	Amounts Included in the Summary Compensation Table for 2010 ($)
S. Weisz	11,737
J. Geller	1,055
R. Miller	53,593
L. Cunningham	4,229
B. Miller	3,834
J. Hunter	493

(3)	This column includes amounts in each NEO’s total Marriott EDC account balance as of the last day of the 2010 fiscal year.

Under the Marriott EDC, participants were eligible to defer the receipt of up to 80% of their salary, bonus and/or commissions. Such amounts were immediately vested. In addition, the NEOs could have received a discretionary match which, for years commencing with 2009, was vested when made. A discretionary match made for any year prior to 2009 vested 25% per year for each year that the executive remained employed by Marriott International following the date the company match was allocated to the executive’s plan account, or if sooner, in full upon approved retirement, death or disability. For 2010, no discretionary match was offered. In addition, no additional discretionary company contribution was made for 2010.

For 2010, Marriott International credited participant plan accounts with a rate of return determined by Marriott International. The rate of return was set at 5.5% for 2010, determined largely based on Marriott International’s estimated long-term cost of borrowing. To the extent that this rate exceeds 120% of the applicable federal long-term rate, the excess is reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table.

Executives could have received a distribution of the vested portion of their Marriott EDC accounts upon termination of employment (including retirement or disability) or, in the case of deferrals by the executive (and related earnings), upon a specified future date while still employed (an “in-service distribution”), as elected by the executive. Each year’s deferrals could have had a separate distribution election. Distributions payable upon termination of employment could have been elected as (i) a lump sum cash payment; (ii) a series of annual cash installments payable over a designated term not to exceed twenty years; or (iii) five annual cash payments beginning on the sixth January following termination of employment. In-service distributions could have been elected by the executive as a single lump sum cash payment or annual cash payments over a term of one to five years, in either case beginning not earlier than the third calendar year following the calendar year of the deferral. However, in the case of amounts of $10,000 or less, or when no election regarding the form of distribution was made, the distribution would have been made in a lump sum. If the executive was a “specified employee” for purposes of Section 409A of the Internal Revenue Code, any distribution payable on account of termination of employment would not have occurred until after six months following termination of employment. During 2010, Messrs. Weisz, Geller and Robert Miller were specified employees. The spin-off of Marriott Vacations Worldwide from Marriott International does not by itself trigger a distribution upon termination of employment under the EDC.

Potential Payments Upon Termination or Change in Control

The following information relates to arrangements maintained by Marriott International applicable to the NEOs as of December 31, 2010, and benefits that would have been paid or payable had a change in control occurred and/or a NEO terminated employment with Marriott International as of such date.

Upon retirement or permanent disability (as defined in the pertinent plan), a NEO could continue to vest in and receive distributions under outstanding stock awards (with the exception of certain supplemental RSU awards granted after 2005) for the remainder of their vesting period; could exercise options and SARs for up to five years in accordance with the awards’ original terms; and could immediately vest in the unvested portion of his Marriott EDC account. However, annual stock awards granted after 2005 provided that if the executive retired within one year after the grant date, the executive forfeited a portion of the stock award proportional to the number of days remaining within that one-year period. For these purposes, retirement meant a termination of employment with retirement approval of the Marriott Compensation Policy Committee by an executive who had attained age 55 with 10 years of service, or, for the Marriott EDC and for Marriott Stock Plan annual stock awards granted before 2006, had attained 20 years of service. In all cases, however, the Marriott Compensation Policy Committee or its designee had the authority to revoke approved retiree status if an executive terminated employment for serious misconduct or was subsequently found to have engaged in competition or engaged in criminal conduct or other behavior that was actually or potentially harmful to Marriott International. A NEO who died as an employee or approved retiree immediately vested in his Marriott EDC account, options/SARs and other stock awards. These provisions were developed based on an analysis of external market data. As of December 31, 2010, Messrs. Weisz and Robert Miller met the age and service conditions for retirement eligibility.

Under the Marriott Stock Plan, in the event of certain transactions involving a capital restructuring, reorganization or liquidation of Marriott International or similar event as defined in the plan, Marriott International or its successor in its discretion could have provided substitute equity awards under the Marriott Stock Plan or, if in the event no similar equity awards were available, an equivalent value as determined at that time would have been credited to each NEO’s account in the Marriott EDC, provided that such action did not enlarge or diminish the value and rights under the awards. If Marriott International or its successor did not substitute equity awards or credit the Marriott EDC accounts, Marriott International or its successor would have provided for the awards to be exercised, distributed, canceled or exchanged for value. The intrinsic values of the vested and unvested options/SARs and unvested stock awards as of the last day of the fiscal year are indicated for each NEO in the Outstanding Equity Awards at 2010 Fiscal Year-End table.

In addition, in the event that Mr. Weisz’s, Mr. Geller’s or Mr. Robert Miller’s employment was terminated by Marriott International other than for the executive’s misconduct or the executive resigned for good reason (as defined under the Marriott Stock Plan) beginning three months before and ending twelve months following a change in control of Marriott International, he would have become fully vested in all unvested equity awards under the Marriott Stock Plan and unvested balances in the Marriott EDC. In those circumstances, all options and SARs would have been exercisable until the earlier of the original expiration date of the awards or 12 months (or five years if he were an approved retiree) following the termination of employment, and all other stock awards would have been immediately distributed following the later of the termination of employment or the change in control event. In addition, any cash incentive payments under the Bonus Plan would have been made immediately based on the target performance level, pro-rated based on the days worked during the year until the NEO’s termination of employment. The spin-off of Marriott Vacations Worldwide from Marriott International does not constitute a change in control under these arrangements.

Under a November 4, 2008 letter agreement, if during the first five years of Mr. Geller’s employment with our company, (a) Mr. Geller’s position ceases to be with Marriott International as a result of Marriott’s disposition of or similar transaction involving our company, (b) a comparable position is not available within Marriott International, and (c) Mr. Geller’s employment is involuntarily terminated other than for cause (“Other Qualifying Termination”), Mr. Geller would be entitled to receive from Marriott International a lump sum cash payment equal to his annual salary and his target bonus (50% of eligible earnings) under the Bonus Plan; provided, however, that the total payment could not have exceeded $490,000. The letter agreement also provided that during the first two years of Mr. Geller’s employment with our company, Mr. Geller’s compensation would be consistent with other Marriott International executives in similar roles.

The table below reflects the intrinsic value of unvested stock awards, unvested Marriott EDC accounts and incentive payments under the Bonus Plan and Incentive Plan that each NEO would have received upon retirement, disability, death, or involuntary termination of employment in connection with a change in control as of December 31, 2010 (based on Marriott International’s fiscal year-end closing stock price of $41.54).

Name	Plan	Retirement ($)	Disability ($)	Death ($)	Change in Control and Involuntary Termination ($)
S. Weisz	Marriott EDC	64,706	64,706	64,706	64,706
	Marriott Stock Plan	2,040,257	2,385,179	2,385,179	2,385,179
	Target Annual Bonus	—	330,686	330,686	330,686

J. Geller	Marriott EDC	—	23,795	23,795	23,795
	Marriott Stock Plan	—	1,064,753	1,064,753	1,064,753
	Target Annual Bonus	—	164,688	164,688	164,688

R. Miller	Marriott EDC	42,926	42,926	42,926	42,926
	Marriott Stock Plan	783,511	833,064	833,064	833,064
	Target Annual Bonus	—	223,522	223,522	223,522

L. Cunningham	Marriott EDC	—	16,067	16,067	—
	Marriott Stock Plan	—	711,999	711,999	—
	Target Annual Bonus	—	117,055	117,055	—

B. Miller	Marriott EDC	—	37,484	37,484	—
	Marriott Stock Plan	—	737,613	737,613	—
	Target Annual Bonus	—	340,424	340,424	—
	Target Annual Incentive	—	197,761	197,761	—

J. Hunter	Marriott EDC	—	—	—	—
	Marriott Stock Plan	—	808,331	808,331	—
	Target Annual Bonus	—	113,955	113,955	—

The value of the payment that Mr. Geller would have received under the letter agreement upon an Other Qualifying Termination as of December 31, 2010 would have been $490,000.

The benefits reported in the table and narrative above are in addition to benefits available prior to the occurrence of any termination of employment, including benefits available under then-exercisable SARs and options and vested Marriott EDC balances, and benefits available generally to salaried employees such as benefits under Marriott International’s 401(k) plan, group medical and dental plans, life and accidental death insurance plans, disability programs, health and dependent care spending accounts, and accrued paid time off.

Director Compensation

Following the spin-off, director compensation will be determined by our Board with the assistance of its compensation committee. We anticipate that such compensation will consist of an annual retainer, an annual equity award, annual fees for serving as a committee chair and other types of compensation as determined by the Board from time to time.

The only Marriott International director in 2010 who is expected to be a non-employee director of Marriott Vacations Worldwide is William J. Shaw. However, because Mr. Shaw did not receive compensation for his services as a Marriott International director, no director compensation for 2010 is disclosed in this information statement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Marriott International Related to the Spin-Off

This section of the information statement summarizes our material agreements with Marriott International that will govern the ongoing relationships between the two companies after the spin-off and are intended, among other things, to provide for an orderly transition to our status as an independent, publicly owned company. We and Marriott International intend to enter into agreements under which we will each provide to the other certain services and rights following the spin-off, and we and Marriott International will indemnify each other against certain liabilities arising from our respective businesses. After the spin-off, we may enter into additional or modified agreements, arrangements or transactions with Marriott International, which will be negotiated at arm’s length. Following the spin-off, we and Marriott International will operate independently, and neither will have any ownership interest in the other.

The following summary of the terms of the material agreements we expect to enter into with Marriott International is qualified in its entirety by reference to the full text of the applicable agreements.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Marriott International before our common stock is distributed to Marriott International shareholders. That agreement will set forth the principal actions to be taken in connection with our separation from Marriott International, including the internal reorganization. It will also set forth other agreements that govern certain aspects of our relationship with Marriott International following the spin-off.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify certain assets to be transferred and liabilities to be assumed in advance of our separation from Marriott International so that each company retains the assets of, and the liabilities associated with, its respective businesses. The Separation and Distribution Agreement will require the parties to cooperate with each other to complete these transfers or assumptions of assets and liabilities. If any transfer of assets or assumption of liabilities is not consummated as of the distribution, then, until the transfer or assumption can be completed, each party will take such actions as are reasonably requested by the other party in order to place such party in the same position as if such asset or liability had been transferred or assumed.

Settlement of Certain Obligations. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations in existence as of the distribution date between us and Marriott International. Effective on the distribution date, all agreements, arrangements, commitments and understandings between us and our subsidiaries, on the one hand, and Marriott International and its other subsidiaries, on the other hand, will terminate, except certain agreements and arrangements that are intended to survive the distribution.

Representations and Warranties. In general, neither we nor Marriott International will make any representations or warranties about any assets transferred or liabilities assumed; any third-party or governmental consents, waivers or approvals that may be required in connection with such transfers or assumptions; the value of or absence of encumbrances on any assets transferred; the absence of any defenses, rights of setoff or counterclaims relating to any claim of either party; or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, we will increase the number of our issued and outstanding shares to the number of shares of our common stock distributable in the distribution. Marriott International will cause its agent to distribute all such shares to Marriott International shareholders who hold Marriott International shares as of the record date.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by the Marriott International board of directors in its sole discretion. For further information on these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Marriott International may, in its sole discretion, determine the record date, the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination. The Separation and Distribution Agreement will provide that it may be terminated by Marriott International at any time prior to the distribution date. Following the distribution, the Separation and Distribution Agreement can only be amended by a written agreement signed by us and Marriott International.

Release of Claims. We and Marriott International will agree to broad releases under which we will each release the other and its wholly owned subsidiaries and affiliates, successors and assigns and their respective shareholders, directors, officers, members, agents and employees (in their respective capacities as such) from any claims against any of them that arise out of or relate to events or actions occurring or failing to occur or any conditions existing at or prior to the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

Working Capital Adjustment. Prior to the distribution, we and Marriott International will agree on a target working capital amount for our company. The target working capital amount will reflect the portion of the costs incurred by Marriott International relating to the spin-off that we have agreed to pay. Following the distribution, we will prepare, and agree with Marriott International on, an unaudited combined balance sheet of Marriott Vacations Worldwide and our subsidiaries as of the effective date of the distribution. If the amount of working capital as of the effective date is higher than the target working capital amount, we will pay the difference to Marriott International; if it is less than the target working capital amount, Marriott International will pay the difference to us.

Indemnification. We on one hand, and Marriott International on the other, will agree to indemnify each other against certain liabilities in connection with the spin-off and our respective businesses.

The amount of any party’s indemnification obligations will be subject to reduction by any insurance proceeds or other amounts from a third party received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Access to Information. The Separation and Distribution Agreement will provide that each party will provide information reasonably requested by the other party in connection with any reporting, disclosure, filing or other requirements imposed on the requesting party by a governmental authority; for use in any judicial, regulatory, administrative, tax, insurance or other proceeding or to satisfy audit, accounting or other similar requirements; to comply with its obligations under the Separation and Distribution Agreement; or for certain other purposes.

License Agreements for Marriott and Ritz-Carlton Marks and Intellectual Property

We intend to enter into two separate License Agreements, one for the use of Marriott marks and intellectual property, and one for the use of Ritz-Carlton marks and intellectual property. The License Agreements will grant us the exclusive right, for their respective terms, to use certain Marriott and Ritz-Carlton marks and intellectual property in our vacation ownership business, the exclusive right to use the Grand Residences by Marriott marks and intellectual property in our residential real estate business and the non-exclusive right to use certain Ritz-Carlton marks and intellectual property in our residential real estate development business. A default by us under one License Agreement will constitute a default by us under the other License Agreement. In conjunction with the License Agreement, we and Marriott International will also enter into a Noncompetition Agreement, which we describe below under “—Noncompetition Agreement.”

Marriott License Agreement

Marriott International and certain of its affiliates, as licensors, will enter into the Marriott License Agreement with us and certain of our subsidiaries, as licensees.

Grant of License. Marriott International will grant us the exclusive right to use the name “Marriott” used as a part of “Marriott Vacation Club,” “Grand Residences by Marriott” and other uses Marriott International may approve; certain related Marriott logos and other specified related names and marks in our vacation ownership and residential real estate development businesses (collectively, the “Marriott Marks”) where we currently operate. Marriott International will agree that we can use the Marriott Marks in new locations around the world where we expand our businesses (except where the licensed marks may conflict with prior third-party rights or cannot otherwise be acquired). This license will also cover related intellectual property including trade names, domain names, trade secrets, customer lists, brand standards, other know-how, copyrights and patents (collectively with the Marriott Marks, the “Marriott IP”). We may not use the Marriott IP in connection with managing or franchising hotels or other lodging accommodation products offered for transient rentals (including condominium hotels), except for transient rentals of inventory we hold for development and sale as interests in our vacation ownership programs or as residences, or inventory that we control because our owners have elected various usage options permitted under our vacation ownership programs, pending cure or foreclosure.

Term. The initial term of the Marriott License Agreement will expire on December 31, 2090. We may extend the initial term by two additional terms of 30 years each if we meet specified sales thresholds and are not in breach of the agreement at the time of renewal. After the term (as it may be extended) ends, we may continue to use the Marriott Marks on a non-exclusive basis for a “tail period” of 30 years in connection with products and projects that were using the Marriott Marks, or were approved for development, when the term ended.

Vacation Ownership Products. We may use the Marriott Marks in connection with products and properties that are part of our vacation ownership business as of the date of the spin-off or that become part of our vacation ownership business in the future if they satisfy certain requirements, in each case as long as they continue to meet applicable brand standards. We may also use certain Marriott Marks in connection with a limited number of accommodations on cruise ships approved by Marriott International for inclusion in our vacation ownership business.

Use of Marriott Name in Our Corporate Names. As long as the Marriott License Agreement is in effect, we may use “Marriott” as part of the name “Marriott Vacations Worldwide Corporation” and in the names of our existing subsidiaries as of the spin-off. At Marriott International’s request during the term of the agreement, we will stop using “Marriott” in these names if (1) the aggregate number of units of accommodation in our vacation ownership business, or “vacation ownership units,” that we operate under the Marriott Marks and Ritz-Carlton Marks (as defined below) falls below one-half of the total number of the units of accommodation in our vacation ownership business or (2) after the fifth anniversary of the distribution date, if we acquire, merge or combine, or have previously done so, with the vacation ownership business of certain specified major lodging companies, and we use the brand of such business on the acquired vacation ownership business.

Royalty Fees. We will pay the following royalty fees to Marriott International quarterly in arrears:

A vacation ownership business royalty fee equal to: a fixed fee of $12.5 million per quarter or $50 million per year, plus two percent of the gross sales price paid to us or our affiliates for initial developer sales of interests in vacation ownership units, plus one percent of the gross sales price paid to us or our affiliates for resales of interests in vacation ownership units, in each case that are identified with or use the Marriott Marks. The fixed fee will be increased every five years by 50 percent of an inflation rate index, compounded annually.

A residential real estate development business royalty fee equal to: two percent of the gross sales price paid to us or our affiliates for initial developer sales of units of accommodation in our residential real estate business, or “residential units,” plus one percent of the gross sales price paid to us or our affiliates for resales of residential units, in each case that are identified with or use the Marriott Marks.

The Marriott License Agreement contains customary requirements obligating us to keep records of and report transactions subject to royalty fees, and grants Marriott International customary inspection, review and audit rights.

Marriott Brand Standards. We must comply with Marriott brand standards applicable to our business. Marriott International has inspection and approval rights to monitor our compliance with these standards. Marriott brand standards include construction and design brand standards; graphic standards for use of the Marriott Marks and Marriott IP; sales, service and operating standards; and quality assurance and customer satisfaction requirements.

Matters Relating to Our Operations.

Exchange Program. We may operate vacation ownership exchange programs, which may include hotels and other lodging products. We may use certain of the Marriott Marks as part of an approved exchange program name; however, we will discontinue such use at Marriott International’s request if (1) the aggregate number of vacation ownership units under the Marriott Marks and Ritz-Carlton Marks in the exchange program falls below one-half of the total number of our vacation ownership units in the program or (2) after the fifth anniversary of the distribution date, we permit units operated under the brands of certain of our competitors to participate in the exchange program.

Conduct of Our Business. We may not use the Marriott Marks in a way that endorses, or suggests affiliation with, any other brand, product or service, with exceptions permitted under the Marriott License Agreement. We may not allow our owners to use their usage rights or points (or other benefits) at luxury or upscale hotels other than those operated or franchised by Marriott International, except through general exchange programs or tour operator arrangements or as otherwise permitted by the Marriott License Agreement. We may not list, promote, rent or sell any developer-owned or controlled Marriott branded inventory through any distribution channels of any branded hotel company other than Marriott International.

Customer Information. We must comply with Marriott International’s customer data privacy and security standards and protocols. The Marriott License Agreement requires us to use customer or potential customer names and other personal information received from Marriott International before or after the spin-off only for the authorized business we conduct using the Marriott Marks or the Ritz-Carlton Marks.

Development and Future Events.

Development Rights and Restrictions. We must obtain Marriott International’s consent to develop or operate any additional vacation ownership units or residential units under the Marriott Marks. Marriott International may reject a proposed project only if: (1) it does not meet Marriott International’s construction and design standards or Marriott International reasonably believes that the location is not appropriate for the project, (2) Marriott International reasonably believes the project will breach or is reasonably likely to breach contractual or legal restrictions applicable to Marriott International and its affiliates, or (3) any proposed co-investor does not meet Marriott International’s requirements as set forth in the Marriott License Agreement. If we disagree with Marriott International’s rejection of a proposed project because the location is not appropriate for the project, we may refer the matter for expert resolution. The expert will decide if Marriott International’s rejection was reasonable, given the market positioning and brand standards of the Marriott hotel brand that would be most appropriate for the proposed location.

If we propose to co-locate additional vacation ownership units or residential units with a hotel, we must use commercially reasonable efforts to secure for Marriott International a right of first negotiation to manage or franchise the hotel and we must also meet other requirements set forth in the License Agreement. If a third-party developer of a proposed Marriott hotel project wants to include a vacation ownership component or product in the hotel project, Marriott International must introduce the developer to us. If we decline to participate or cannot agree on mutually acceptable terms with the developer and Marriott International within 60 business days, Marriott International may proceed with the vacation ownership component of the project without our involvement, but may not use the Marriott Marks, the Marriott Rewards customer loyalty program or other branded elements of Marriott International’s operations in connection with the vacation ownership component.

Our Use of Brands Other Than Marriott or Ritz-Carlton. Subject to our compliance with the non-affiliation requirements described above, we may use brands other than Marriott or Ritz-Carlton in our business. However, we may not operate Marriott or Ritz-Carlton vacation ownership resorts in operation as of the distribution date under another brand unless: (1) we deflag the resort because a property owners’ association we do not control fails to comply with or terminates or elects not to renew the resort operating agreement with us, or (2) we reasonably determine (and Marriott International reasonably agrees) that the resort no longer adequately represents the then-current applicable brand positioning. We may not use any of the Marriott Marks or other Marriott or Ritz-Carlton branded customer-facing sales assets or facilities (such as phone numbers, websites, domain names, etc.), the Marriott Rewards customer loyalty program or other branded elements of Marriott International’s operations, or any Marriott or Ritz-Carlton intellectual property to promote, market or sell any product or service that is not part of our Marriott or Ritz-Carlton businesses.

Services. Marriott International will continue to provide us with certain services for the term of the Marriott License Agreement relating to our vacation ownership and residential business, substantially consistent with such services at the date of the spin-off. Service areas include reservations, ecommerce, sales and marketing, data access, operations support, systems and information resources. The charge for these services will be intended to allow Marriott International to recover all of its direct and indirect costs incurred in providing those services, generally consistent with past practice.

Breach and Default; Remedies. If we breach our obligations under the Marriott License Agreement, Marriott International may be entitled to (depending on the nature of the breach): seek injunctive relief and/or monetary damages; cease providing marketing, transient reservations services and other services to us; terminate our development rights; terminate our rights to use the Marriott Marks at specific locations that are not in compliance with Marriott brand standards; or terminate the Marriott License Agreement.

Other Matters.

Registration of Marriott Marks. Marriott International has registered certain of the Marriott Marks for vacation ownership services and residential services in all jurisdictions in which we currently operate vacation ownership resorts and residential projects under the Marriott Marks. However, Marriott International does not have affirmative trademark rights in the Marriott Marks in relation to every aspect of our business in every country around the world, and we therefore may not be able to use one or more of the Marriott Marks to expand various aspects of our business into one or more new countries.

Restrictions on Assignment; Change in Control. Unless we obtain Marriott International’s prior written consent, we may not: assign, delegate or, except as expressly permitted under the Marriott License Agreement, sublicense any of our rights or obligations under the Marriott License Agreement; sell, transfer or dispose of all or substantially all of the assets relating to our Marriott or Ritz-Carlton vacation ownership businesses; merge or consolidate with any other entity unless we are the surviving entity; and a Change in Control may not occur (as defined in the Marriott License Agreement).

Indemnification. Subject to certain exceptions, we will indemnify, defend and hold harmless Marriott International and its affiliates from and against any claim or liability arising out of: the development, marketing and sales, operation or servicing of our resorts; our sublicensee activities; claims that Marriott International is a developer, declarant, sponsor or broker of our resorts; design or construction defect claims; any misuse of the Marriott Marks by us or on our behalf; and services we provide to our owners.

Ritz-Carlton License Agreement

Marriott International’s subsidiary, Ritz-Carlton, will enter into the Ritz-Carlton License Agreement with us and our subsidiaries as licensees. Ritz-Carlton and its subsidiaries will also be subject to the Noncompetition Agreement described below in “—Noncompetition Agreement.”

Except as described below, the terms of the Ritz-Carlton License Agreement are substantially identical to the terms of the Marriott License Agreement, with “Ritz-Carlton” substituted for “Marriott” in the summary above.

Grant of License. Ritz-Carlton will grant us the exclusive right to use the name “Ritz-Carlton” (solely as a part of “Ritz-Carlton Club,” “Ritz-Carlton Destination Club,” and other uses Ritz-Carlton may approve), certain Ritz-Carlton logos and specified related names and marks (the “Ritz-Carlton Vacation Ownership Marks”) in our vacation ownership business and the non-exclusive right to use certain Ritz-Carlton Marks (solely as a part of “Ritz-Carlton Residences” and other uses Ritz-Carlton may approve) (together with the Ritz-Carlton Vacation Ownership Marks, the “Ritz-Carlton Marks”) in our residential real estate development business anywhere in the “Territory” described below. This license will also cover related intellectual property including trade secrets, customer lists, brand standards, other know-how, copyrights and patents (collectively with the Ritz-Carlton Marks, the “Ritz-Carlton IP”). The Territory includes the world except for Spain and Portugal and their respective territories and possessions, the United Kingdom and some of its territories and possessions, continental France and other exceptions due to prior third-party registration or use.

Term. The initial term will expire on December 31, 2090. Subject to limitations necessary to comply with the Third-Party Ritz License described below, we may extend this initial term by two additional terms of 30 years each if we meet certain sales thresholds and are not in breach of the agreement at the time of renewal.

Third-Party Ritz License. Ritz-Carlton owns and has registered certain of the Ritz-Carlton Marks for vacation ownership and residential services in the United States, Canada and Chile. Ritz-Carlton licenses from a third party (the “Third-Party Ritz License”) the word “Ritz,” as used in “Ritz-Carlton,” for hotel, vacation ownership, residential and certain related services in the “International Territory,” which consists of the Territory other than the United States, Canada, Chile, Brazil and Taiwan. Our activities in the International Territory must comply with the terms of the Third-Party Ritz License. The Ritz-Carlton License Agreement will expire with respect to the International Territory if the Third-Party Ritz License expires or terminates and Ritz-Carlton loses the ability to license the Ritz-Carlton Marks to us in the International Territory. If this happens, we may elect to terminate the Ritz-Carlton License Agreement for the rest of the Territory.

Royalty Fee. The royalty fees are identical to the royalty fees under the Marriott License Agreement, except that there is no fixed fee component of the vacation ownership business royalty fee.

In addition, we must reimburse Marriott International for all royalty fees due under the Third-Party Ritz License in connection with our development, use, lease and/or sale of vacation ownership units and residential units in the International Territory. Marriott International may not amend the Third-Party Ritz License without our prior written consent if the amendment would (1) increase these royalty fees, unless Marriott International agrees to pay such increase or (2) adversely affect our rights under the Ritz-Carlton License Agreement.

Resort Operations by Ritz-Carlton. Except as provided in the Ritz-Carlton License Agreement, Ritz-Carlton must be the sole provider of all on-site management operations at each of our existing and future Ritz-Carlton branded vacation ownership and residential real estate properties.

Development Rights and Restrictions. In addition to the development rights and restrictions described above under the Marriott License Agreement, Ritz-Carlton may reject proposed Ritz-Carlton branded vacation ownership units if Ritz-Carlton will not be able to provide or arrange for services that comply with Ritz-Carlton brand standards at the proposed project. If Ritz-Carlton rejects a proposed Ritz-Carlton vacation ownership project because the location is not appropriate, we do not have the right to refer the matter for expert resolution. For proposed Ritz-Carlton residential projects, Ritz-Carlton has the right to approve or reject any project in its sole or absolute discretion except for a limited number of residential units co-located with approved Ritz-Carlton vacation ownership units.

Ritz-Carlton also has the right to approve any Ritz-Carlton vacation ownership unit that we propose to co-locate with a hotel other than a Ritz-Carlton branded hotel operated or licensed by Ritz-Carlton or its affiliates. This approval may not be unreasonably withheld.

Marriott International’s Reserved Rights Regarding Residential Development. Marriott International and its affiliates may develop, sell, market, operate and finance Ritz-Carlton and Marriott residential units (other than under the Grand Residences by Marriott name), either for their own account, or under license to third parties.

Noncompetition Agreement

We and Marriott intend to enter into a Noncompetition Agreement binding us and our subsidiaries and certain affiliates.

Restrictions on Marriott International’s Activities. Marriott International and its subsidiaries will agree not to engage, directly or indirectly, in the vacation ownership business (or license their trademarks or tradenames to others to engage in the vacation ownership business) anywhere in the world, until the earlier of the termination of the Marriott License Agreement or the tenth anniversary of the distribution date, subject to specific exceptions. The term “vacation ownership business” as used in this section generally means developing, selling, marketing, operating and financing vacation ownership, destination club or other forms of products that provide an ownership interest or right to use certain overnight accommodations and facilities on a periodic, reoccurring basis; managing the resorts, amenities (such as country clubs, spas, golf courses, restaurants, etc.) and ancillary businesses (such as travel insurance) associated with such products; managing member services related to such products; developing, selling, marketing and operating exchange programs related to such products; and managing rental programs related to such products. An exception to these restrictions will permit Ritz-Carlton to operate our Ritz-Carlton vacation ownership resorts and residences.

Restrictions on Our Activities. We and our subsidiaries will agree not to engage, directly or indirectly, in the hotel business (or license our trademarks or tradenames to others to engage in the hotel business) anywhere in the world, until the earlier of the termination of the Marriott License Agreement or the tenth anniversary of the distribution date, subject to specific exceptions. The term “hotel business” as used in this section includes the management, operation or franchising of hotels, resorts or other transient or extended stay lodging facilities, including condominium hotels, but does not include the activities included in the term “vacation ownership business.”

Exceptions for Marriott International. Marriott International may develop, sell, market, own, manage or franchise residential units and related facilities that may be included in a rental program for a hotel or resort property, or operated as a serviced apartment for transient or extended stay customers. The Noncompetition Agreement also permits Marriott International to engage in certain other activities described in the Marriott License Agreement.

If Marriott International or its affiliates acquire a hotel or a hotel chain that includes an existing branded or unbranded vacation ownership business (provided that the number of hotel rooms acquired is greater than the number of vacation ownership units acquired), we and Marriott International will use commercially reasonable efforts to negotiate the terms of an exchange relationship or an affiliation between such acquired vacation ownership business and our business, and/or our management or purchase of all or part of such vacation ownership business. If we cannot agree on any of these options, Marriott International may operate the acquired vacation ownership business on a stand-alone basis, but may not use any of the Marriott Marks, the Marriott Rewards customer loyalty program or other branded elements of Marriott International’s operations with the acquired vacation ownership business.

Exceptions for Us. We may engage in any activity specifically authorized under either of the License Agreements. We are also expressly permitted to operate hotels as a Marriott International franchisee under a franchise agreement with Marriott International (if we meet the requirements for a Marriott International franchisee).

If we or our affiliates acquire a vacation ownership business that includes an existing branded or unbranded hotel management or franchising business (provided that the number of vacation ownership units acquired is greater than the number of hotel rooms acquired or under management or franchise arrangements), then we and Marriott International will use commercially reasonable efforts to negotiate a relationship under which the acquired hotels will affiliate with Marriott International’s lodging business, and/or the management or purchase by Marriott International of such acquired hotel business. If we cannot agree on any of these options, we may operate the acquired hotel management and franchising business, but may not use any of the Marriott Marks in connection with the acquired hotel business.

We may also manage or franchise hotels pending conversion into vacation ownership or residential units, subject to certain limitations.

Additional Exceptions. Despite the provisions in the Marriott License Agreement and Noncompetition Agreement restricting Marriott International and its affiliates from offering, operating and promoting products and services that may fall within the scope of the vacation ownership business, Marriott International may offer, operate and promote such products and services (including use under the Marriott Marks and Ritz-Carlton Marks) to the extent that that they are substantially similar to those provided in the future by other international hotel operators or franchisors as part of their hotel business (and not as a separate line of business).

Similarly, despite the provisions in the Noncompetition Agreement restricting us from offering, operating and promoting products and services that may fall within the scope of the hotel business, we and our affiliates may offer, operate and promote such products and services to the extent that that such products and services are substantially similar to those provided in the future by other large upscale or luxury vacation ownership business developers/operators as part of their vacation ownership business (and not as a separate line of business). However, we may not (1) operate or franchise properties that are primarily operated as hotels (i.e., dedicated rooms for transient rental), (2) call or refer to any of our properties as “hotels,” “inns” or similar terms, or (3) engage in activities that would breach any territorial restrictions or other contractual obligations of Marriott International. To the extent that we use this provision to dedicate some rooms for transient rentals, Marriott International may require us to enter into a franchise agreement for these rooms and pay Marriott International franchise fees.

If Marriott International’s or our exercise of these rights has a material adverse effect on our respective businesses, we and Marriott International will discuss alternative arrangements. If we and Marriott International are unable to agree on another arrangement, either of us may refer the matter for expert resolution. However, the only available remedy will be a prospective reduction (in the case of harm to us) or increase (in the case of harm to Marriott International) in the royalty fees payable under the License Agreements.

Early Termination of Noncompetition Agreement. The Noncompetition Agreement will terminate if the Marriott License Agreement is terminated for any reason.

Marriott Rewards Affiliation Agreement

Marriott International’s customer loyalty program, Marriott Rewards, has over 34 million members and 12 participating brands. Under the program, members earn points based on their stays and spending at participating Marriott International hotels, resorts and vacation ownership resorts. These points can be redeemed for free stays at participating Marriott brand hotels, resorts and vacation ownership resorts; car rentals; airline miles; or other rewards. We offer Marriott Rewards Points to our owners or potential owners as sales, tour and financing incentives; in exchange for vacation ownership usage rights; for customer referrals; and to resolve customer service issues. In 2008, 2009 and 2010, we paid $100 million, $104 million and $106 million, respectively, for the purchase and redemption of Marriott Rewards Points and to participate in the Marriott Rewards customer loyalty program.

We and certain of our subsidiaries intend to enter into a Marriott Rewards Affiliation Agreement (the “Marriott Rewards Agreement”) with Marriott International and its subsidiary Marriott Rewards, LLC under which we will continue to purchase Marriott Rewards Points.

Use of Marriott Rewards Points. The Marriott Rewards Agreement will permit us to continue to use Marriott Rewards Points for the purposes described above as long as we continue to market the receipt and use of Marriott Rewards Points as an ancillary benefit of purchasing or using our products or of membership in our programs. We may also request that Marriott Rewards, LLC approve new types of uses for Marriott Rewards Points.

Term. The Marriott Rewards Agreement will be coterminous with the Marriott License Agreement. If the term of the Marriott License Agreement expires, the term of the Marriott Rewards Agreement will continue for the “tail” period under the Marriott License Agreement.

Costs and Payments.

Cost and Payment for Newly Purchased Points. Prior to the spin-off, we generally paid for Marriott Rewards Points when the holder of the points redeemed them, and we will continue to do so through December 30, 2011. Beginning December 31, 2011, we will pay for newly purchased Marriott Rewards Points when they are issued to our customers and potential customers (although for the first 7 years after the spin-off we will have the right in any year to defer payment for Marriott Rewards Points issued for exchanges in our fourth calendar quarter until 120 days after the end of such quarter). Our cost per Marriott Rewards Point for points issued to our owners and potential owners for exchanges, sales incentives and referrals will be based on the rate per point charged to a Marriott-branded hotel owner for hotel stays, plus a premium (the “MVC Premium”) to adjust for our customers’ anticipated future nonuse of Marriott Rewards Points (“breakage”) and their anticipated Marriott Rewards Points redemption behavior; in each case based on our customers’ historical breakage and redemption patterns. To the extent the rate per point charged to a Marriott-branded hotel owner increases or decreases, our rate will be adjusted accordingly. In addition, every 3 years after the spin-off, the MVC Premium will be adjusted to reflect any change in our customers’ breakage and redemption patterns since the time of the last adjustment. We do not expect that this new pricing mechanism for the purchase of Marriott Rewards Points will result in a material increase in the price per point that we pay, compared to the pricing mechanism in place prior to December 31, 2010, described below.

The cost per Marriott Rewards Point for points issued in all other circumstances will equal the cost per point charged to participating Marriott brand hotels for uses other than hotel stays.

Currently, Marriott Rewards Points issued to our owners and potential owners constitute approximately 15 percent of all Marriott Rewards Points issued in any calendar year. If this percentage increases to 25 percent or more in any calendar year, and the percentage increase materially increases the cost of the Marriott Rewards customer loyalty program, we and Marriott International will negotiate in good faith to adjust the price we pay for newly issued Marriott Rewards Points to offset the cost increase.

Cost and Payment for Unredeemed Points Issued to Our Owners Before the Spin-Off. After the spin-off, we will generally pay for unredeemed Marriott Rewards Points issued to our owners prior to the distribution date as and when those points are redeemed, at the actual cost of redemption plus 5 percent for hotel stays, and at average actual cost for all other redemptions. We will make all payments in arrears on a period (or monthly) basis. Within 60 days after the fourth anniversary of the distribution date, we will repay in full any then-remaining balance for such Marriott Rewards Points, taking into account the anticipated timing of future redemptions and anticipated future nonuse (or “breakage”) of such points, calculated using the average redemption cost paid during the fourth year.

The Marriott Rewards Agreement requires that Marriott Rewards, LLC comply with customary recordkeeping and reporting obligations regarding the usage of Marriott Rewards Points issued to our owners.

Payment for Our Inventory Use Through Marriott Rewards Point Redemption. Marriott Rewards, LLC will pay us for use of our inventory through Marriott Rewards Points redemptions consistent with past practice, at a rate intended to approximate the average rate paid by wholesalers who purchase a similar volume and type of villa accommodations, adjusted annually.

Inventory Rentals. We will continue to offer Marriott Rewards Points for eligible Marriott Rewards member rentals of our participating properties, and pay Marriott Rewards, LLC on the same basis as Marriott branded full service hotels pay for spending by Marriott Rewards customer loyalty program members.

Inventory Availability for Marriott Rewards Point Redemption. Marriott Rewards customer loyalty program participants can use their Marriott Rewards Points to pay for our eligible products and services consistent with past practices.

Certain Limitations. We may only use Marriott Rewards Points in connection with the Marriott branded vacation ownership business, and not in connection with any vacation ownership business sold or operated under any other name or brand, or for any hotels, other lodging facilities, or other products or services. We may not utilize or affiliate with any third-party hotel, destination club, or other lodging or travel loyalty program other than the Marriott Rewards customer loyalty program in connection with Marriott branded vacation ownership products, other than any loyalty program that a third-party vacation ownership exchange company provides.

Compliance with Program; Program Changes; Discontinuation of Program. Marriott Rewards, LLC can change the Marriott Rewards customer loyalty program at any time, subject only to any express obligations or limitations set forth in the Marriott Rewards Agreement. In addition, Marriott International may discontinue the program at any time.

Tax Sharing and Indemnification Agreement

Until the distribution occurs, we will be included in Marriott International’s U.S. federal consolidated income tax group, and our tax liability thus will be included in the consolidated U.S. federal income tax liability of Marriott International and its subsidiaries. We also will be included with Marriott International or certain Marriott International subsidiaries in consolidated, combined or unitary income tax groups for state, local or foreign tax purposes until the distribution occurs.

We will enter into a Tax Sharing and Indemnification Agreement with Marriott International under which we will allocate between Marriott International and ourselves responsibility for federal, state, local and foreign income and other taxes relating to taxable periods before and after the spin-off and provide for computing and apportioning tax liabilities and tax benefits between the parties. Marriott International has generally agreed to be responsible for our taxes in respect of our assets and operations for periods ending on or prior to the distribution and, except in certain circumstances, any tax liabilities and transfer taxes incurred with respect to any restructuring transactions undertaken in connection with the spin-off. In the Tax Sharing and Indemnification Agreement, we also will represent that certain materials relating to us submitted to the IRS in connection with the ruling request are complete and accurate in all material respects, and we will agree that, among other things, we may not (1) take or fail to take any action that would cause such materials (or representations included therein) to be untrue or cause the distribution to lose its tax-free status under Section 355 of the Code and (2) during the two-year period following the spin-off, except in certain specified transactions, sell, issue or redeem our equity securities (or those of certain of our subsidiaries) or liquidate, merge or consolidate with another person or sell or dispose of a substantial portion of our assets (or those of certain of our subsidiaries). During that two-year period, we may take certain actions prohibited by the covenants if we obtain Marriott International’s approval or we provide Marriott International with an IRS ruling or an unqualified opinion of tax counsel to the effect that these actions will not affect the tax-free nature of the distribution, in each case acceptable to Marriott International. Regardless of the receipt of any such IRS ruling or opinion, we must indemnify Marriott International for certain taxes and related losses resulting from (1) any non-compliance with the covenants above, (2) certain acquisitions of our equity securities or assets or those of certain of our subsidiaries, and (3) any breach by us or any member of our group of certain representations in the documents submitted to the IRS in connection with the ruling request and the documents relating to the spin-off between us and Marriott International.

The Tax Sharing and Indemnification Agreement will further provide that, if any part of the spin-off fails to qualify for the tax treatment stated in the IRS ruling (for reasons other than those for which we have agreed to indemnify Marriott International against under one or more of the spin-off tax indemnification provisions), taxes related to the distribution imposed upon or incurred by Marriott International as a result of such failure are to be allocated between Marriott International and us based on the relative fair market values of Marriott International and us, and each will indemnify and hold harmless the other from and against the taxes so allocated. In the event that the spin-off fails to qualify for the tax treatment stated in the IRS ruling and the liability for taxes as a result of such failure is allocated among Marriott International and us, the liability allocated to either Marriott International or us could exceed each of our respective net asset values at that time.

In connection with the distribution and as part of the internal reorganization, Marriott International and certain of its subsidiaries will contribute the companies that conduct the North American luxury vacation ownership and related residential businesses to MVW US Holdings and Marriott International will sell the preferred stock of MVW US Holdings. As a result of these transactions, Marriott International is expected to recognize significant built-in losses in properties used in the vacation ownership and related residential businesses that are owned by the transferred companies, which losses should be available to Marriott International’s U.S. federal consolidated group. If Marriott International’s U.S. federal consolidated group is unable to deduct these losses for U.S. federal income tax purposes, and, instead, the tax basis of the properties that is attributable to the built-in losses is available to our U.S. federal consolidated group, we have agreed to indemnify Marriott International for certain lost tax benefits that Marriott International otherwise would have recognized if Marriott International’s U.S. federal consolidated group was able to deduct such losses. In certain circumstances, the timing of any indemnification payments with respect to these lost tax benefits will be based in part on the disposition of the properties that have the built-in losses. Other restructuring transactions, including an internal spin-off, will be undertaken in connection with the distribution as part of the internal reorganization. If we take actions (or fail to take actions) that cause these restructuring transactions to fail to qualify for their intended tax treatment, we may be required to indemnify Marriott International for any resulting taxes.

In addition, the Tax Sharing and Indemnification Agreement will provide for cooperation and information sharing with respect to tax matters.

Employee Benefits and Other Employment Matters Allocation Agreement

We intend to enter into an Employee Benefits and Other Employment Matters Allocation Agreement with Marriott International (the “Employee Benefits Allocation Agreement”) that will set forth our agreement with Marriott International on the allocation of employees to Marriott Vacations Worldwide and obligations and responsibilities regarding compensation, benefits and labor matters. Under the Employee Benefits Allocation Agreement, effective as of the effective date of the spin-off (the “Effective Date”), Marriott Vacations Worldwide and Marriott International will allocate all employees of Marriott International and its affiliates immediately before the Effective Date to either Marriott Vacations Worldwide or to Marriott International based upon whether each employee’s employment duties before the Effective Date relate to the Marriott Vacations Worldwide business or the business of Marriott International and upon various other factors as applicable.

Specific provisions of the Employee Benefits Allocation Agreement include the following:

Retirement Savings Plan. Marriott International will retain the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the “Marriott Retirement Savings Plan”) as of the Effective Date, and Marriott Vacations Worldwide will establish a separate plan under Section 401(k) of the Code. Plan accounts of Marriott Vacations Worldwide employees in the Marriott Retirement Savings Plan will be subject to plan rules, including the ability of Marriott Vacations Worldwide employees to roll over their account to the new Marriott Vacations Worldwide plan, leave the account in the Marriott Retirement Savings Plan or take distributions from the Marriott Retirement Savings Plan.

Executive Deferred Compensation Plan. Marriott International will retain the Marriott International, Inc. Executive Deferred Compensation Plan (the “Marriott Deferred Compensation Plan”) and the liabilities and obligations under that plan to all participants as of the Effective Date. Marriott Vacations Worldwide employees who participate in the Marriott Deferred Compensation Plan will no longer defer income to the plan after the Effective Date. Distributions to Marriott Vacations Worldwide employees with accounts under the Marriott Deferred Compensation Plan will be made in accordance with plan terms. When distributions under the Marriott Deferred Compensation Plan are made to participants who are current or former employees of Marriott Vacations Worldwide, Marriott International will invoice Marriott Vacations Worldwide for the amount of the distribution and Marriott Vacations Worldwide will be obligated to reimburse Marriott International for those amounts.

Stock Plans. Marriott International will continue the Marriott International, Inc. Stock and Cash Incentive Plan (the “Marriott International Stock Plan”). Marriott Vacations Worldwide will establish the Marriott Vacations Worldwide Corporation Stock and Cash Incentive Plan (the “Marriott Vacations Stock Plan”). As described more fully below, under the Employee Benefits Allocation Agreement, holders of outstanding awards under the Marriott International Stock Plan will as part of the distribution (1) receive awards of Marriott Vacations Worldwide common stock, stock options and/or stock appreciation rights under the Marriott Vacations Stock Plan, and (2) in the case of stock options and stock appreciations rights, also have their existing Marriott International awards substituted with new Marriott International awards under the Marriott International Stock Plan. Marriott Vacations Worldwide awards will have terms and conditions substantially similar to those that are applicable under the Marriott International Stock Plan.

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Restricted Stock and Restricted Stock Units. Each employee who holds an award of Marriott International restricted stock or restricted stock units as of the day immediately preceding the Effective Date will receive an award of Marriott Vacations Worldwide restricted stock or restricted stock units equal to the number of shares of Marriott International common stock under his or her existing award multiplied by the distribution ratio of one share of Marriott Vacations Worldwide common stock for every [        ] shares of Marriott International common stock.

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Stock Options and Stock Appreciation Rights. On the Effective Date, each employee who holds a Marriott International stock option or stock appreciation right will receive each of the following, which together are designed to preserve the intrinsic value of the stock option or stock appreciation right immediately before the distribution:

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A substitute Marriott International stock option or stock appreciation right, with the exercise price adjusted to reflect the relative value of (i) Marriott International common stock at the close of trading on the first day of regular-way trading in Marriott International common stock following the distribution to (ii) Marriott International common stock at the close of trading on the last full day of trading Marriott International common stock before the Effective Date; and

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A new Marriott Vacations Worldwide stock option or stock appreciation right for the number of shares that corresponds to the Marriott International stock option or stock appreciation right multiplied by the distribution ratio. The stock option or stock appreciation right exercise price will reflect the relative value of (i) Marriott Vacations Worldwide common stock at the close of trading on the first day of regular-way trading in Marriott Vacations Worldwide common stock following the distribution to (ii) Marriott International common stock at the close of trading on the last full day of trading Marriott International common stock before the Effective Date.

Medical and other Welfare Benefit Plans. Marriott International will continue to maintain the Marriott International, Inc. Medical Plan, Dental Plan, Vision Plan, and other welfare plans. Employees of Marriott Vacations Worldwide as of the Effective Date who were participants in the Marriott International, Inc. Medical Plan, Dental Plan and Vision Plan immediately before the Effective Date will be allowed to continue to participate in those plans until the end of 2011. As of the Effective Date, Marriott Vacations Worldwide will establish other welfare plans and as of January 1, 2012, Marriott Vacations Worldwide will establish new medical, dental and vision plans for its employees going forward.

Transition Services Agreements

Prior to the spin-off, we intend to enter into Transition Services Agreements with Marriott International and/or certain of its subsidiaries, under which Marriott International or certain of its subsidiaries will provide us with certain services for a limited time to help ensure an orderly transition following the distribution.

The Transition Services Agreements will generally provide for a term of up to 24 months following the distribution. We may terminate any transition services upon prior notice to Marriott International, generally 120 days in advance of the service termination date.

The transition services will be provided substantially in the manner and at the level of service similar to that immediately prior to the distribution. The charge for these services will be intended to allow Marriott International to recover all of its direct and indirect costs incurred in providing those services, generally consistent with past practice.

The transition services include the following:

•	Payroll services;

•	Human resources services, including specified training, benefits, employee selection, employee survey, performance management, employee relocation and compensation services and software use;

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Information resources systems and services provided by or through Marriott International, including support, training, maintenance, data storage, and related services, relating to systems such as reservations, property management, payment and order processing, reporting, and others;

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Certain business services such as accounts payable processing and related services, purchase and travel card processing and administration, sales and use tax services, and fixed asset calculation services;

•	Golf course consulting and support services;

•	Global procurement cooperation services; and

•	Certain other administrative and consulting services.

The Transition Services Agreements generally require us to indemnify Marriott International and its subsidiaries and affiliates from and against any losses or other liabilities or charges incurred by Marriott International or its subsidiaries or affiliates in connection with providing the transition services, unless caused by the fraud or willful misconduct of Marriott International or its subsidiaries or affiliates.

Each party will have the right to terminate the transition services agreements if the other party breaches any of its obligations under the agreement after notice and opportunity to cure.

Related Party Transactions

Policy and Procedures Governing Related Person Transactions

Our Board will adopt a written policy and procedures for the review, approval and ratification of the transactions we are party to that involve an aggregate amount that will or may be expected to exceed $120,000 in any year where any director, director nominee, executive officer, greater-than-5% beneficial owner or their respective immediate family members have or will have a direct or indirect material interest (other than solely as a result of being a director or a less-than-10% beneficial owner of another entity). We will post a copy of the policy on our website (www.marriottvacationsworldwide.com).

We anticipate that the policy will provide that the Nominating and Corporate Governance Committee will review certain transactions subject to the policy and determine whether or not to approve or ratify those transactions. In doing so, we expect the committee will take into account, among other things, whether the terms of the transaction are no less favorable to us than terms generally available to an unaffiliated third party under similar circumstances and the materiality of the related person’s interest in the transaction.

Certain Relationships and Potential Conflicts of Interest

Following the spin-off, Marriott International will continue to employ one of the persons whom we expect will serve on our Board, Deborah Marriott Harrison, in the position of Senior Vice President, Government Affairs. Ms. Harrison is also the daughter of the chairman of the board of directors and chief executive officer of Marriott International. Ms. Harrison beneficially owned, as of August 31, 2011, approximately 6.7 percent of Marriott International’s common stock. In 2010, Ms. Harrison received total compensation from Marriott International of $324,690 (which includes base salary, bonus, the value of stock-based awards and other compensation). Following the spin-off, she will receive our standard non-employee director compensation, as determined by our Board with the assistance of our Compensation Committee. We anticipate that such compensation will consist of an annual retainer, an annual equity award and other types of compensation as determined by the Board from time to time.

Ms. Harrison’s relationship with Marriott International may give rise to, or create the appearance of, conflicts of interest when our Board faces decisions that could have different implications for Marriott International than for us. For example, conflicts of interest could arise if there are issues or disputes under the agreements we are entering into with Marriott International described above in “—Agreements with Marriott International Related to the Spin-Off.” In addition, conflicts of interest could arise if we consider acquisitions and other corporate opportunities that may be appropriate for both Marriott International and us. As discussed above in “—Policy and Procedures Governing Related Party Transactions,” our Board will adopt a written policy and procedures for the review, approval and ratification of related party transactions that will be designed to help ameliorate the risks associated with any such potential conflicts that may arise. We anticipate that the policy will provide that our Nominating and Corporate Governance Committee, which we do not expect will include Ms. Harrison, will review certain transactions subject to the policy and determine whether or not to approve or ratify those transactions.

Following the spin-off, we will employ Scott Weisz, who currently serves as Senior Director, Asset Management at Marriott International. Mr. Scott Weisz is the son of Stephen P. Weisz, who is currently an executive officer of Marriott International and will serve as our President and Chief Executive Officer after the spin-off. In 2010, Mr. Scott Weisz received total compensation from Marriott International of $155,101 (which includes base salary, bonus, the value of stock-based awards and other compensation). Marriott International has historically determined Mr. Scott Weisz’s compensation based on reference to market compensation paid to individuals in similar positions at other companies and/or the compensation paid to non-family members in similar positions at Marriott International, and we expect to determine Mr. Scott Weisz’s compensation in a similar manner.

DESCRIPTION OF MATERIAL INDEBTEDNESS AND OTHER FINANCING ARRANGEMENTS

We intend to enter into a secured Revolving Corporate Credit Facility with borrowing capacity of $200 million that will provide support for our business, including ongoing liquidity, letters of credit, surety bonds and guarantees. We have entered into a secured Warehouse Credit Facility with borrowing capacity of $300 million that will provide short-term financing for receivables we originate in connection with the sale of vacation ownership interests. We also expect that our subsidiary, MVW US Holdings, will issue approximately $40 million in mandatorily redeemable preferred stock prior to completion of the spin-off. After the spin-off, we plan to periodically securitize receivables we originate in connection with our sale of vacation ownership interests.

We describe the material terms of the two revolving credit facilities, our vacation ownership securitization program and the preferred stock below. These summaries are qualified in their entirety by the specific terms and provisions of the applicable documentation evidencing these arrangements.

Revolving Corporate Credit Facility

Our Revolving Corporate Credit Facility will provide support for our business, including ongoing liquidity and letters of credit. We have received commitment letters for this four-year $200 million revolving senior secured credit facility, which includes a letter of credit sub facility of $120 million, from a syndicate of banks led by JP Morgan Chase Bank. We expect that the Revolving Corporate Credit Facility will have the following material terms, which have been substantially negotiated, and will close before the distribution date.

Interest. Borrowings will generally bear interest at a floating rate at the eurodollar rate plus an applicable margin that varies from 2.75 percent to 4 percent depending on our credit rating. We will also owe unused facility and other fees under the facility.

Security and Guarantees. The Revolving Corporate Credit Facility will be guaranteed by Marriott Vacations Worldwide and by each of our direct and indirect, existing and future, domestic subsidiaries (excluding certain special purpose subsidiaries), and will be secured by a perfected first priority security interest in substantially all of our assets and the assets of the guarantors, subject to certain exceptions.

Covenants. The credit agreement will contain negative covenants customary for financings of this type, including covenants that place limitations on the incurrence of additional indebtedness; the creation of liens; the payment of dividends; sales of assets; mergers, consolidations, liquidations and dissolutions; capital expenditures; acquisitions, investments, loans and advancements; prepayments and modifications of subordinated debt and other material debt; transactions with affiliates; sale-leasebacks; changes in our fiscal year; hedging arrangements; negative pledges and clauses restricting subsidiary distributions; changes in lines of business; amendments to certain of our agreements with Marriott International. The credit agreement will also limit borrowings under the Revolving Corporate Credit Facility at any time to the amount of the borrowing base (as defined in the credit agreement) in effect at such time. The credit agreement will contain affirmative covenants and representations and warranties customary for financings of this type.

In addition, the credit agreement will contain financial covenants, including covenants requiring (a) minimum consolidated tangible net worth of not less than the sum of (i) 80 percent of the consolidated tangible net worth as set forth on an opening balance sheet plus (ii) 80 percent of any increase in consolidated tangible net worth attributable to the issuance of equity after the date of such opening balance sheet; (b) a maximum ratio of consolidated total debt to consolidated adjusted EBITDA of 6 to 1 through the end of the 2013 first fiscal quarter, which decreases to 5.25 to 1 through the end of the 2014 fiscal year and to 4.75 to 1 thereafter; and (c) a minimum consolidated interest coverage ratio of not less than 3 to 1.

Events of Default. The banks may declare any indebtedness outstanding under the Revolving Corporate Credit Facility due and payable, and cancel any remaining commitment under the Revolving Corporate Credit Facility, if an event of default occurs, including a failure to pay interest and principal or commitment fees when due; a material inaccuracy of a representation or warranty in the credit agreement at the time made; a bankruptcy event; a failure to comply with the credit agreement covenants; the occurrence of an uncured or unwaived event of default under other loan agreements to which we may be a party including the Warehouse Credit Facility; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee or security document or non-perfection of any security instrument; termination or invalidity of certain of our agreements with Marriott International including the License Agreements, Non Competition Agreement and Rewards Agreement; changes in the passive holding company status of any holding company guarantor; and a change in control.

Warehouse Credit Facility

On September 28, 2011, we closed on a $300 million Warehouse Credit Facility with a group of financial institutions led by Credit Suisse. The Warehouse Credit Facility allows for the securitization of vacation ownership notes receivable on a non-recourse basis, pursuant to the terms of the facility. The revolving period of the facility is one year. The receivables that we may securitize under the facility are similar in nature to the receivables that we have securitized in the past.

The advance rate under the Warehouse Credit Facility for vacation ownership notes receivables of obligors that are U.S. residents or citizens varies from 50 percent to 96 percent depending on the FICO score of the obligors under the vacation ownership notes receivables to be securitized and the minimum allowable FICO score is 600. The advance rate for vacation ownership notes receivables of obligors that are not U.S. residents or citizens is (1) 68 percent for receivables with an aggregate balance up to 25 percent of the aggregate balance of all receivables then eligible to be securitized under the facility, and (2) 40 percent for receivables with an aggregate balance that exceeds 25 percent of the aggregate balance of all receivables then eligible to be securitized under the facility, but is less than 40 percent of the aggregate balance of all receivables then eligible to be securitized under the facility. Borrowings under the facility bear interest at a rate of LIBOR plus 1.25 percent and are limited at any point in time to the advance rate on the aggregate amount of eligible notes receivable at such time. We will also owe unused facility and other fees under the facility. The banks may declare any indebtedness outstanding under the Warehouse Credit Facility due and payable if an event of default occurs, including, among other things, an event of default under the Revolving Corporate Credit Facility. As disclosed in Footnote No. 3 “Notes Receivable” of the Notes to our interim Consolidated Financial Statements, at June 17, 2011, notes receivable with a carrying amount of $92 million, or 33 percent of our non-securitized notes receivable, are eligible for securitization and meet the criteria for securitization under the Warehouse Credit Facility. All obligors on notes receivable that are eligible for securitization who are U.S. residents or citizens have FICO scores that meet or exceed the minimum scores required for securitization under the Warehouse Credit Facility and obligors on notes receivable that are eligible for securitization who are not U.S. residents or citizens meet or exceed the alternative requirements for securitization under the Warehouse Credit Facility.

Subject to the performance of the securitized vacation ownership notes, we will collect all of the excess cash flows generated by the receivables. Excess cash flows will be equal to the principal and interest earned from the receivables net of pro-rata principal payments to the participating banks resulting from overcollateralization requirements, interest paid to the participating banks, administration fees and amounts paid for loan defaults. We will not receive such excess cash flows if an agreed upon threshold has been exceeded related to delinquencies, net defaults or excess spread with respect to the vacation ownership notes receivable. As with past securitizations, we will continue to service the receivables in the Warehouse Credit Facility, subject to the non-occurrence of certain servicer defaults, which include our failure to satisfy the financial covenants under our Revolving Corporate Credit Facility.

On October 5, 2011, we made the first draw on the Warehouse Credit Facility. The carrying amount of notes receivable securitized was $154 million. The advance rate was 81%, which resulted in gross proceeds of $125 million. Net proceeds were $122 million due to the funding of a reserve account in the amount of $1 million, cash transaction costs of $2 million and costs of less than $1 million associated with entering into a derivative transaction to cap the interest rate. Estimated additional transaction costs we expect to incur are $1 million. The securitized notes receivable included $16 million of notes receivable that we repurchased in the fourth quarter of

2011 from two consolidated special purpose entities that we initially used to securitize the notes receivable in 2003. Proceeds from the draw on the Warehouse Credit Facility were transferred to Marriott International in settlement of certain intercompany account balances.

We may subsequently include the vacation ownership notes receivable securitized under the Warehouse Credit Facility in a new term securitization transaction under our vacation ownership loan securitization program and use the proceeds of the securitization to repay amounts we owe under the Warehouse Credit Facility in connection with such notes receivable. We describe our securitization program below under “—Vacation Ownership Loan Securitization Program.”

Vacation Ownership Loan Securitization Program

As described in “Business—Our Sources of Revenue,” we provide financing to purchasers of vacation ownership interests. We receive a significant portion of the funding for such financing from the securitization of the vacation ownership notes receivable and related assets.

We periodically securitize, without recourse, through special purpose entities, notes receivable delivered in connection with the sale of vacation ownership products. These securitizations provide funding for our activities and transfer the economic risks and substantially all the benefits of the loans to third parties.

In each of our post-2003 securitizations, which represent 97% of our outstanding securitized note balances, we sold vacation ownership notes receivable that we originated to a specific trust created for each securitization transaction, for which a major national bank serves as trustee, and in which we hold the beneficial interest. Each trust in turn issued one or more classes of debt securities with a transaction-specific maturity date and a class-specific interest rate. Each class of debt securities was rated by Standard & Poor’s Ratings Services and most were also rated by Moody’s Investors Services, Inc. Each trust sold the debt securities it issued to institutional buyers through a private placement transaction. The debt securities were issued pursuant to a transaction-specific indenture under which a major national bank serves as trustee, and are recourse only to the assets of the trust that issued them. We service the vacation ownership notes receivable held by each trust, and as servicer we are responsible for managing, administering and servicing the vacation ownership notes receivable, including collecting and posting all payments, responding to inquiries from obligors, accounting for collections, enforcing collections, arranging for and administering repossessions and foreclosures and working with obligors in connection with transfers of ownership of their vacation ownership interest.

We have retained a portion of the debt securities issued in these securitizations, including subordinated tranches, interest-only strips and/or subordinated interests in accrued interest and fees on the securitized receivables. In some cases, we have also overcollateralized the trust or established cash reserve accounts within the trust. In general, for each securitization, we only receive payments for or on our retained interests when principal and interest due on all senior classes of debt securities has been paid currently, the debt securities are not otherwise in default, any required cash reserves are fully funded, default and delinquency rates are below specified thresholds and, for debt securities that have been overcollateralized, the vacation ownership notes receivable balance exceeds the amount of outstanding debt securities by a specified amount. We generally have the right but not an obligation to redeem the debt securities in any particular securitization once the outstanding debt security balance is 10% or less of the initial balance.

We made representations and warranties with respect to each vacation ownership note receivable when we sold it to the applicable trust, and we are required to repurchase or substitute that receivable if our representations or warranties are discovered to have been untrue in any material respect when made. No such failure of a representation or warranty has occurred for any of our securitizations. In addition, we may at our option repurchase defaulted vacation ownership notes receivable representing up to a specified percentage, ranging from 15% to 20% depending upon the securitization transaction, of the initial vacation ownership receivable balance of the applicable securitization trust.

See Footnote No. 3, “Asset Securitizations,” of the Notes to our annual Combined Financial Statements for additional information on our securitizations.

Non-Securitized Notes Receivable

At June 17, 2011, we owned $183 million of non-securitized notes receivable that are not currently eligible for securitization under the Warehouse Credit Facility or our securitization program. These notes receivable consist primarily of (1) $88 million originated in our European and Asia Pacific segments, as we do not securitize notes receivable in those segments because of lower note volumes and less mature securitization markets in those regions, (2) $77 million originated in our North America and Luxury segments that do not meet certain eligibility criteria for securitization approximately two-thirds of which are unrelated to the creditworthiness of the respective obligors, and (3) $18 million that are not eligible for securitization until we receive the first payment. On the basis of our underwriting criteria and the historical performance of the notes receivable that we have originated, we believe that the credit quality of these non-securitized notes receivable is generally comparable to that of the notes receivable we have previously securitized or that are currently eligible for securitization. We evaluate all notes receivable for collectability as disclosed in the section entitled “Loan Loss Reserves” in Footnote No. 1, “Summary of Significant Accounting Policies,” of the Notes to our annual Combined Financial Statements.

MVW US Holdings Preferred Stock

We expect that prior to the spin-off, MVW US Holdings, our subsidiary will issue $40 million of its mandatorily redeemable Series A (non-voting) preferred stock to Marriott International as part of the internal reorganization, and Marriott International will sell all of this preferred stock to one or more third-party investors prior to completion of the spin-off. We expect the MVW US Holdings preferred stock will have an aggregate liquidation preference of $             million. The Series A preferred stock is expected to pay an annual cash dividend of approximately              percent and will be mandatorily redeemable by MVW US Holdings upon the tenth anniversary of the date of issuance. We also expect the Series A preferred stock will be senior to all other classes or series of capital stock of MVW US Holdings with respect to dividends and with respect to liquidation or dissolution of MVW US Holdings. In addition, MVW US Holdings will be prohibited from issuing any capital stock ranking senior to the Series A preferred stock without the prior consent of the holders of a majority of the Series A preferred stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, Marriott International beneficially owns all of our outstanding common stock. After the spin-off, Marriott International will not own any of our common stock.

The following table shows the anticipated beneficial ownership of our common stock immediately following the spin-off by:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of Marriott Vacations Worldwide’s outstanding common stock;

•	each of the persons who we expect will serve on our Board following the spin-off;

•	each executive officer named in the Summary Compensation Table; and

•	all of our directors and executive officers as a group.

Except as otherwise noted below, we based the share amounts shown on each person’s beneficial ownership of Marriott International common stock on August 31, 2011, and a distribution ratio of one share of our common stock for every ten shares of Marriott International common stock held by such person.

To the extent our directors and executive officers own Marriott International common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Marriott International common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power for the securities owned by such person or entity.

Immediately following the spin-off, we estimate that             shares of our common stock will be issued and outstanding, based on the number of shares of Marriott International common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on                    , 2011, the record date.

Note on Various Marriott Family Holdings

SEC rules require reporting of beneficial ownership of certain shares by multiple parties, resulting in multiple counting of some shares. The aggregate total beneficial ownership of Deborah M. Harrison and each of the “Other 5% Beneficial Owners” shown below, except for T. Rowe Price Associates, Inc., is 23.92 percent of outstanding shares after removing the shares counted multiple times. These individuals and entities each disclaim beneficial ownership over shares owned by other members of the Marriott family and the entities named below except as specifically disclosed in the footnotes following the table below.

Stock Ownership of Certain Beneficial Owners

Name	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Directors and Director Nominees:
Raymond L. Gellein, Jr.	0		*
Deborah M. Harrison	2,249,577	(2)(3)	6.7%
Thomas J. Hutchison III	200		*
Melquiades R. Martinez	0		*
William W. McCarten	1,966	(4)	*
William J. Shaw	288,004	(5)	*
Stephen P. Weisz	27,978	(5)	*

Other Named Executive Officers:
R. Lee Cunningham	3,804	(5)	*
John E. Geller, Jr.	1,043		*
James H. Hunter, IV	7,979	(5)	*
Brian E. Miller	597	(5)	*
Robert A. Miller	5,072	(5)	*

All Directors, Nominees and Executive Officers as a Group (16 persons, including the foregoing)	2,590,517	(6)	7.6%

Other 5% Beneficial Owners:
J.W. Marriott, Jr.	5,153,176	(2)(7)(8)(9)	15.1%
John W. Marriott III	2,223,263	(2)(10)(11)	6.6%
Richard E. Marriott	4,500,314	(6)(12)	13.4%
Stephen G. Marriott	3,180,613	(2)(13)	9.5%
David S. Marriott	2,211,673	(2)(14)	6.6%
JWM Family Enterprises, Inc.	2,002,799	(2)	6.0%
JWM Family Enterprises, L.P.	2,002,799	(2)	6.0%
T. Rowe Price Associates, Inc.	4,722,195	(15)	14.0%

*	Less than 1 percent.
(1)	Based on the number of shares outstanding (336,236,189) on August 31, 2011, plus the number of shares acquirable by the specified person(s) within 60 days of August 31, 2011, as described below.
(2)	Includes the following 2,002,798 shares that Deborah M. Harrison, her father J.W. Marriott, Jr., her brothers John W. Marriott III, Stephen G. Marriott and David S. Marriott, and JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P. each report as beneficially owned: (a) 919,999 shares owned by Thomas Point Ventures, L.P., and (b) 1,082,799 shares owned by JWM Family Enterprises, L.P. JWM Family Enterprises, Inc., a corporation in which J.W. Marriott, Jr. and each of his children is a director, is the sole general partner of JWM Family Enterprises, L.P., a limited partnership, which in turn is the sole general partner of Thomas Point Ventures, L.P., also a limited partnership. The address for the corporation and both limited partnerships is 6106 MacArthur Boulevard, Suite 110, Bethesda, Maryland 20816.
(3)

Includes the following 246,776 shares that Deborah M. Harrison reports as beneficially owned in addition to the shares referred to in footnote (2): (a) 45,897 shares directly held; (b) 69,586 shares held by a trust for the benefit of Deborah M. Harrison, for which J.W. Marriott, Jr.’s spouse and an unrelated person serve as co-trustees (included in footnote 9(d) below); (c) 80,767 shares held by two trusts for the benefit of Deborah M. Harrison, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees (included in footnote 7(a) below); (d) 8,920 shares held directly by Deborah M. Harrison’s spouse (Mrs. Harrison disclaims beneficial ownership of such shares); (e) 2,735 shares held in two trusts for the benefit of Deborah M. Harrison’s children, for which Deborah M. Harrison, her spouse and another individual serve as co-trustees; (f) 33,863 shares held in five trusts for the benefit of Deborah M. Harrison’s children, for which Deborah M. Harrison, her spouse and another individual serve as co-trustees; (g) 342 shares owned by two trusts for the benefit of Deborah M. Harrison’s grandchildren, for which Deborah M. Harrison, her spouse and another individual serve as co-trustees; and (h) 4,666 shares subject to stock options, SARs and RSUs held by Deborah M. Harrison’s spouse currently exercisable or exercisable within 60 days after August 31, 2011 (Mrs. Harrison disclaims beneficial ownership of such shares). Deborah M. Harrison’s address is Marriott International, 10400 Fernwood Road, Bethesda, Maryland 20817.
(4)	The shares are held by a limited liability corporation in which Mr. McCarten owns a 2 percent interest and acts as Manager.
(5)	Includes shares subject to stock options, SARs, RSUs and deferred share awards currently exercisable or exercisable within 60 days after August 31, 2011, as follows: Mr. Cunningham: 3,373 shares; Mr. Hunter: 6,949 shares; Mr. Brian Miller: 542 shares; Mr. Robert Miller: 2,063 shares; Mr. Shaw: 249,266 and Mr. Weisz: 17,904 shares.
(6)	All directors, nominees and executive officers as a group beneficially owned an aggregate of 2,590,517 shares (including 285,729 stock options, SARs and RSUs currently exercisable or exercisable within 60 days after August 31, 2011).
(7)	Includes the following 1,926,243 shares that both J.W. Marriott, Jr. and his brother Richard E. Marriott report as beneficially owned: (a) 503,867 shares held by 16 trusts for the benefit of their children, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (b) 897,550 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr., Richard E. Marriott, and Stephen G. Marriott serve as co-trustees; (c) 521,568 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., in which his grandchildren have remainder interests and for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; and (d) 3,258 shares held by a trust established for the benefit of J.W. Marriott Jr., for which Richard E. Marriott serves as trustee.
(8)	Includes the following 71,686 shares that both J.W. Marriott, Jr. and his son John W. Marriott III report as beneficially owned: (a) 32,349 shares owned by JWM Associates Limited Partnership, in which J.W. Marriott, Jr. is a general partner and in which John W. Marriott III is a limited partner; (b) 34,380 shares held by a trust for the benefit of John W. Marriott III, for which J.W. Marriott, Jr.’s spouse serves as a co-trustee; and (c) 4,957 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees.
(9)	Includes the following 1,152,442 shares that J.W. Marriott, Jr. reports as beneficially owned, in addition to the shares referred to in footnotes (2), (7) and (8): (a) 471,528 shares directly held; (b) 449,912 shares subject to stock options, SARs and RSUs currently exercisable or exercisable within 60 days after August 31, 2011; (c) 28,252 shares owned by J.W. Marriott, Jr.’s spouse (Mr. Marriott disclaims beneficial ownership of such shares); (d) 192,465 shares owned by separate trusts for the benefit of three of J.W. Marriott, Jr.’s children, in which his spouse serves as a co-trustee; (e) 4,658 shares owned by three trusts for the benefit of J.W. Marriott, Jr.’s grandchildren, for which the spouses of J.W. Marriott, Jr. and Stephen G. Marriott serve as co-trustees; and (f) 5,627 shares owned by the J. Willard Marriott, Jr. Foundation, for which J.W. Marriott, Jr. and his spouse serve as trustees. J.W. Marriott, Jr.’s address is Marriott International, 10400 Fernwood Road, Bethesda, Maryland 20817.
(10)	Includes the following 148,776 shares that John W. Marriott III reports as beneficially owned, in addition to the shares referred to in footnotes (7) and (8): (a) 77,771 shares directly held; (b) 50,391 shares held in a trust for the benefit of John W. Marriott III (included in footnote (2)(a) above); (c) 3,155 shares owned by John W. Marriott III’s spouse (Mr. Marriott disclaims beneficial ownership of such shares); and (d) 17,459 shares held by three trusts for the benefit of John W. Marriott III’s children, for which John W. Marriott III serves as a co-trustee. John W. Marriott III’s address is JWM Family Enterprises, 6106 MacArthur Blvd., Suite 110, Bethesda, Maryland 20816.
(11)	Does not include Marriott International’s non-employee director annual deferred share awards or stock units representing fees that non-employee directors have elected to defer under Marriott International’s Stock Plan. The combined numbers of shares (a) subject to deferred share awards, and (b) in stock unit accounts of Marriott International’s non-employee directors as of August 31, 2011, were as follows: John W. Marriott III: 798 shares. Share awards and stock units do not carry voting rights and are not transferable. Share awards and stock units are distributed following retirement as a director.
(12)

Includes the following 2,574,067 shares that Richard E. Marriott reports as beneficially owned, in addition to the 1,926,245 shares referred to in footnote (7): (a) 2,044,315 shares directly held; (b) 28,326 shares owned by Richard E. Marriott’s spouse (Mr. Marriott disclaims beneficial ownership of these shares); (c) 147,280 shares owned by four trusts for the benefit of Richard E. Marriott’s children, for which his spouse serves as a co-trustee; (d) 341,966 shares owned by First Media, L.P., a limited partnership whose general partner is a corporation in which Richard E. Marriott is the controlling voting shareholder; and (e) 12,182 shares owned by the Richard E. and Nancy P. Marriott Foundation, for which Richard E. Marriott and his spouse serve as directors and officers. Richard E. Marriott’s address is Host Hotels & Resorts, Inc., 10400 Fernwood Road, Bethesda, Maryland 20817.
(13)	Includes the following 1,177,811 shares that Stephen G. Marriott reports as beneficially owned in addition to the shares referred to in footnote (2): (a) 105,532 shares directly held; (b) 55,825 shares held by a trust for the benefit of Stephen G. Marriott, for which J.W. Marriott, Jr.’s spouse and an unrelated person serve as co-trustees (included in footnote 9(d) above); (c) 79,582 shares held by two trusts for the benefit of Stephen G. Marriott, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees (included in footnote 7(a) above); (d) 4,370 shares held by Stephen G. Marriott’s spouse (Mr. Marriott disclaims beneficial ownership of such shares); (e) 4,658 shares owned by three trusts for the benefit of Stephen G. Marriott’s children, for which the spouses of Stephen G. Marriott and J.W. Marriott, Jr. serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares)(included in footnote 9(e) above); (f) 22,123 shares owned by three trusts for the benefit of Stephen G. Marriott’s children, for which Stephen G. Marriott and the spouses of Stephen G. Marriott and J.W. Marriott, Jr. serve as co-trustees; (g) 8,171 shares subject to stock options, SARs and RSUs currently exercisable or exercisable within 60 days after August 31, 2011; and (h) 897,550 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which Stephen G. Marriott serves as co-trustee with J.W. Marriott, Jr. and Richard E. Marriott (included in footnote 2(b) above). Stephen G. Marriott’s address is Marriott International, 10400 Fernwood Road, Bethesda, Maryland 20517.
(14)	Includes the following 208,872 shares that David S. Marriott reports as beneficially owned in addition to the shares referred to in footnote (2): (a) 83,750 shares directly held; (b) 67,053 shares held by a trust for the benefit of David S. Marriott, for which J.W. Marriott, Jr.’s spouse and an unrelated person serve as co-trustees (included in footnote 9(d) above); (c) 49,555 shares held by a trust for the benefit of David S. Marriott, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees (included in footnote 7(a) above); (d) 533 shares held by David S. Marriott’s spouse (Mr. Marriott disclaims beneficial ownership of such shares); (e) 6,543 shares held by four trusts for the benefit of David S. Marriott’s children, for which David S. Marriott, his spouse and John W. Marriott III serve as co-trustees; and (f) 1,438 shares subject to stock options and RSUs currently exercisable or exercisable within 60 days after August 31, 2011. David S. Marriott’s address is Marriott International, 10400 Fernwood Road, Bethesda, Maryland 20517.
(15)	This information was derived from information regarding Marriott International common stock in a Schedule 13G/A filed on February 11, 2011 by T. Rowe Price Associates, Inc. According to the Schedule 13G/A, as of December 31, 2010 T. Rowe Price and Associates, Inc. beneficially owned 47,221,951 shares of Marriott International common stock, with sole voting power as to 13,804,913 shares and sole dispositive power as to 47,221,951 shares. T. Rowe Price Associates, Inc.’s address is 100 E. Pratt Street, Baltimore, Maryland 21202.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Prior to the distribution date, our Board and Marriott International, as our sole shareholder, will approve and adopt restated versions of our Charter and Bylaws. We expect that under our Charter authorized capital stock will consist of 100 million shares of our common stock, par value $0.01 per share, and 2 million shares of our preferred stock, par value $0.01 per share.

Common Stock

We estimate that              shares of our common stock will be issued and outstanding immediately after the spin-off, based on the number of shares of Marriott International common stock that we expect will be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on                     , 2011, the record date.

Dividend Rights. Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by the Board.

Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters on which shareholders are generally entitled to vote. Our Charter does not provide for cumulative voting in the election of directors.

Liquidation. If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in the assets of Marriott Vacations Worldwide available for distribution to shareholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.

Other Rights. All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the spin-off also will be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Under our Charter and subject to the limitations prescribed by law, our Board may issue our preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See “—Anti-Takeover Effects of Provisions of Our Charter and Bylaws.”

Our preferred stock will, if issued, be fully paid and nonassessable. When and if we issue preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws

Our Charter, our Bylaws and Delaware statutory law contain provisions that could make acquisition of our company by means of a tender offer, a proxy contest or otherwise more difficult. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description set forth below is only a summary and is qualified in its entirety by reference to our Charter and Bylaws, which we will attach as exhibits to our Registration Statement on Form 10.

Classified Board of Directors. Our Charter provides for a classified board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year our shareholders will elect one class of our directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of shareholders following the spin-off, the directors designated as Class II directors will have terms expiring at the second annual meeting of shareholders following the spin-off, and the directors designated as Class III directors will have terms expiring at the third annual meeting of shareholders following the spin-off.

We believe that a classified board structure facilitates continuity and stability of leadership and policy by helping ensure that, at any given time, a majority of our directors will have prior experience as directors of our company and will be familiar with our business and operations. In our view, this will permit more effective long-term planning and help create long-term value for our shareholders. The classified board structure, however, could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our Board until the second annual shareholders’ meeting following the date that party obtains control of a majority of our voting stock. The classified board structure may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, as the structure makes it more difficult for a shareholder to replace a majority of our directors.

Number of Directors; Filling Vacancies; Removal. Our Bylaws provide that our business and affairs will be managed by our Board. Our Charter and Bylaws provide that the Board will consist of such number of directors as is determined by a resolution adopted by the majority of directors then in office. In addition, our Charter provides that any board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote, even though that may be less than a quorum of the Board. Our Charter and Bylaws also provide that any director, or the entire Board, may be removed from office at any time, with cause, only by the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting as a single class. These provisions will prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Notwithstanding the foregoing, our Charter and Bylaws provide that whenever the holders of any class or series of our preferred stock have the right to elect additional directors under specified circumstances, the election, removal, term of office, filling of vacancies and other features of such directorships will be governed by the terms of the applicable certificate of designation.

Special Meetings. Our Charter and Bylaws provide that, subject to the rights of any class or series of our preferred stock, special meetings of the shareholders may only be called by the Board or the Chairman of the Board with the concurrence of a majority of the entire Board. These provisions make it more difficult for shareholders to take action opposed by our Board.

No Shareholder Action by Written Consent. Our Charter requires that all actions to be taken by shareholders must be taken at a duly called annual or special meeting, and shareholders are not permitted to act by written consent. These provisions make it more difficult for shareholders to take action opposed by our Board.

Approval of Reorganization, Merger or Consolidation. Our Charter requires the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors, voting as a single class, for the approval of any proposal for our company to merge or consolidate with any other entity where a vote is otherwise required by law, or sell, lease or exchange substantially all of its assets or business.

Amendments to Our Charter and Bylaws. Our Charter provides that, notwithstanding any other provision of our Charter, the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors, voting as a single class, will be required to: (1) amend or repeal, or adopt any provision inconsistent with, the provisions in our Charter relating to the number, classification, term and election of directors; the removal of directors; shareholder action by written consent; shareholders’ ability to call special meetings; approval of a merger, consolidation or sale of substantially all of our assets; and (2) amend, adopt or repeal any provision of our Bylaws. These provisions will make it more difficult for shareholders to make changes to our Charter and Bylaws that are opposed by our Board.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals. Our Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election to the Board or to bring other business before an annual shareholders’ meeting (the “Notice Procedures”).

Subject to the terms of any class or series of our preferred stock, our Notice Procedures provide that nominations for election to the Board or the proposal of business other than such nominations may be made (1) pursuant to our notice of meeting, (2) by or at the direction of our Board or (3) by any shareholder of record (a “Record Shareholder”) who has complied with the Notice Procedures at the time such shareholder delivers the notice required by the Notice Procedures. Under the Notice Procedures, a Record Shareholder’s director nomination will not be timely unless such Record Shareholder delivers written notice to our corporate secretary of such Record Shareholder’s nomination or intent to nominate at our principal executive offices not later than close of business on the 90th day nor earlier than the close of business on the 120th day before the one-year anniversary of the prior year’s annual meeting; provided that if no annual meeting was held in the preceding year, if the annual meeting is convened more than 30 days before or delayed by more than 70 days after the one-year anniversary of the prior year’s annual meeting, or if directors are being nominated at a special meeting, notice will be timely if delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or the tenth day following the date on which we first make a public announcement of such meeting. These provisions do not apply if a shareholder has notified us of his or her intention to present a shareholder proposal at an annual or special shareholders’ meeting under and in compliance with Rule 14a-8 under the Exchange Act and we have included such proposal in our proxy materials.

Under the Notice Procedures, a shareholder’s notice proposing to nominate a person for election as a director or to bring other business before an annual shareholders’ meeting must contain certain information, as set forth in our Bylaws. Only persons nominated in accordance with the Notice Procedures will be eligible to serve as directors and only such business that has been brought before the meeting in accordance with these Notice Procedures will be conducted at an annual shareholders’ meeting.

By requiring advance notice of nominations by shareholders, the Notice Procedures will afford our Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our Board, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, the Notice Procedures will also provide an orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by our Board, will provide our Board with an opportunity to inform shareholders of any business proposed for such meetings and make recommendations on action to be taken on such business, so that shareholders can better decide whether to attend the meeting or to grant a proxy for the disposition of any such business.

Contests for the election of directors or the consideration of shareholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.

Our Preferred Stock. Our Charter authorizes our Board to provide for series of our preferred stock and, for each such series, to fix the number of shares and designation, and any voting powers, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions.

We believe that our Board’s ability to issue preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of common stock, will be available for issuance without further shareholder action, unless applicable law or applicable stock exchange or automated stock quotation system rules require such action. The NYSE currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could increase the number of shares of common stock outstanding or the amount of voting securities outstanding by 20 percent.

Although our Board has no present intention of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our Board will base any determination on issuing such shares on its judgment as to the best interests of the company and our shareholders. Our Board, in so acting, could issue preferred stock that has terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our Board, even if a majority of our shareholders believes such a transaction is in the shareholders’ best interests and even if shareholders might receive a premium over the then-current market price for their stock.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law (the “DGCL”) provides that, subject to certain specified exceptions, a corporation will not engage in any “business combination” with any “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder unless (1) before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (3) on or after such time, both the board of directors of the corporation and at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested shareholder approves the business combination. Section 203 of the DGCL generally defines an “interested shareholder” to include (x) any person that owns 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and owned 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10 percent or more of the corporation’s assets with or to an interested shareholder, (2) certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would increase the proportionate share of the stock of the corporation or its subsidiaries owned by the interested shareholder and (4) receipt by the interested shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or shareholder-adopted bylaws may exclude a corporation from the restrictions imposed under Section 203. Neither our Charter nor our Bylaws exclude Marriott Vacations Worldwide from the restrictions imposed under Section 203 of the DGCL. We anticipate that Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board since the shareholder approval requirement would not be applicable if our Board approves, prior to the time the shareholder becomes an interested shareholder, either the business combination or the transaction which results in the shareholder becoming an interested shareholder.

Transfer Agent and Registrar

The registrar and transfer agent for our common stock is BNY Mellon Shareowner Services.

Listing

Following the spin-off, we expect to have our common stock listed on the NYSE under the ticker symbol “VAC.”

Liability and Indemnification of Directors and Officers

Elimination of Liability of Directors. Our Charter provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding this provision, pursuant to Section 102(b)(7) of the DGCL a director can be held liable (1) for any breach of the director’s duty of loyalty to the company or our shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions), or (4) for any transaction from which the director derives an improper personal benefit.

While our Charter provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty. Accordingly, our Charter will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our Charter described above apply to an officer of Marriott Vacations Worldwide only if he or she is a director of Marriott Vacations Worldwide and is acting in his or her capacity as director, and do not apply to officers of Marriott Vacations Worldwide who are not directors.

Indemnification of Directors, Officers and Employees. Our Bylaws require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or an officer of Marriott Vacations Worldwide or, while a director, officer or employee of Marriott Vacations Worldwide, is or was serving at our request as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service. We are authorized under our Bylaws to carry directors’ and officers’ insurance protecting us, any director, officer, employee or agent of ours or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL. We may, to the extent authorized from time to time, indemnify any of our agents to the fullest extent permitted with respect to directors, officers and employees in our Bylaws.

The limitation of liability and indemnification provisions in our Charter and Bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.

By its terms, the indemnification provided for in our Bylaws is not exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of shareholders or directors, provisions of our Charter or Bylaws or otherwise. Any amendment, alteration or repeal of our Bylaws’ indemnification provisions is, by the terms of our Bylaws, prospective only and will not adversely affect the rights of any indemnitee in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form 10 for the shares of common stock that Marriott International shareholders will receive in the distribution. This information statement does not contain all of the information contained in the Form 10 and the exhibits to the Form 10. We have omitted some items in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, we refer you to the Form 10 and its exhibits, which are on file at the offices of the SEC. Statements contained in this information statement about the contents of any contract or other document referred to may not be complete, and in each instance, if we have filed the contract or document as an exhibit to the Form 10, we refer you to the copy of the contract or other documents so filed. We qualify each statement in all respects by the relevant reference.

You may inspect and copy the Form 10 and exhibits that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Form 10, including its exhibits.

We maintain an Internet site at www.marriottvacationsworldwide.com. We do not incorporate our Internet site, or the information contained on that site or connected to that site, into the information statement or our Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill those obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed under Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish those materials to the SEC.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

MARRIOTT VACATIONS WORLDWIDE CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Marriott Vacations Worldwide Corporation:

We have audited the accompanying combined balance sheets of Marriott Vacations Worldwide Corporation as of December 31, 2010 and January 1, 2010, and the related combined statements of operations, divisional equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Marriott Vacations Worldwide Corporation at December 31, 2010 and January 1, 2010, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the combined financial statements, the Company changed its method of accounting for its qualified special purpose entities associated with past securitization transactions as a result of the adoption of Accounting Standards Update No. 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” and Accounting Standards Update No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” effective January 2, 2010.

/s/ Ernst & Young LLP

Miami, Florida

June 28, 2011

MARRIOTT VACATIONS WORLDWIDE CORPORATION

COMBINED STATEMENTS OF OPERATIONS

Fiscal Years 2010, 2009 and 2008

($ in millions)

	2010	2009	2008
REVENUES
Sales of vacation ownership products, net	$635	$743	$1,104
Resort management and other services(1)	227	213	221
Financing(1)	188	119	82
Rental	187	175	178
Other	29	34	27
Cost reimbursements(1)	318	312	304

TOTAL REVENUES	1,584	1,596	1,916

EXPENSES
Cost of vacation ownership products	247	314	430
Marketing and sales(1)	344	413	604
Resort management and other services(1)	196	170	192
Financing and other(1)	44	48	56
Rental(1)	194	199	170
General and administrative(1)	82	88	99
Interest expense	56	—	—
Restructuring	—	44	19
Impairment	15	623	44
Cost reimbursements(1)	318	312	304

TOTAL EXPENSES	1,496	2,211	1,918

Gains and other income	21	2	—
Equity in (losses) earnings	(8)	(12)	11
Impairment reversals (charges) on equity investment	11	(138)	—

INCOME (LOSS) BEFORE INCOME TAXES	112	(763)	9
(Provision) benefit for income taxes	(45)	231	(25)

NET INCOME (LOSS)	67	(532)	(16)
Add: Net losses attributable to noncontrolling interests, net of tax	—	11	25

NET INCOME (LOSS) ATTRIBUTABLE TO MARRIOTT VACATIONS WORLDWIDE	$67	$(521)	$9

(1)	See Footnote No. 19, “Related Party Transactions,” of the Notes to the Combined Financial Statements for disclosure of related party amounts.

See Notes to Combined Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION

COMBINED BALANCE SHEETS

Fiscal Year-End 2010 and 2009

($ in millions)

	2010	2009
ASSETS
Cash and cash equivalents (including $0 and $6 from VIEs, respectively)	$26	$32
Restricted cash (including $45 and $0 from VIEs, respectively)	66	34
Accounts and contracts receivable (including $0 and $3 from VIEs, respectively)	100	101
Notes receivable (including $1,029 and $0 from VIEs, respectively)	1,254	414
Inventory (including $0 and $30 from VIEs, respectively)	1,412	1,377
Retained interests in securitized notes receivable	—	267
Property and equipment (including $0 and $1 from VIEs, respectively)	310	358
Deferred taxes	333	318
Other (including $7 and $0 from VIEs, respectively)	141	135

Total Assets	$3,642	$3,036

LIABILITIES AND DIVISIONAL EQUITY
Accounts payable	$87	$81
Advance deposits	48	20
Accrued liabilities	92	150
Deferred revenue (including $0 and $3 from VIEs, respectively)	56	58
Payroll and benefits liability	72	56
Liability for Marriott Rewards loyalty program	220	255
Deferred compensation liability	64	61
Debt (including $1,017 and $6 from VIEs, respectively)	1,022	59
Other (including $4 and $4 from VIEs, respectively)	77	73

Total Liabilities	1,738	813

Contingencies and Commitments (Note 10)
Divisional Equity
Net Parent Investment	1,876	2,203
Accumulated other comprehensive income	28	20

	1,904	2,223

Total Liabilities and Divisional Equity	$3,642	$3,036

The abbreviation VIEs above means Variable Interest Entities.

See Notes to Combined Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

Fiscal Years 2010, 2009 and 2008

($ in millions)

	2010	2009	2008
OPERATING ACTIVITIES
Net income (loss)	$67	$(532)	$(16)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	35	42	44
Gain on disposal of property and equipment, net	(21)	(2)	—
Income taxes	74	(214)	(33)
Equity method loss (income)	8	12	(11)
Impairment charges	15	623	44
Impairment (reversals) charges on equity investment	(11)	138	—
Restructuring (payments) charges, net	(8)	16	16
(Increase) decrease in fair value of retained interests in securitizations	—	(23)	13
Real estate inventory spending less than (in excess of) cost of sales	20	(4)	(315)
Notes receivable collections in excess of (less than) new mortgages	91	(145)	(525)
Proceeds from securitizations, net of repurchases(1)	—	349	283
Financially reportable sales less than closed sales	62	24	125
Notes receivable securitization gains	—	(37)	(16)
Increase (decrease) in accounts payable	6	(77)	7
All other, including other working capital changes	45	7	(8)

Net cash provided by (used in) operating activities	383	177	(392)

INVESTING ACTIVITIES
Capital expenditures for property and equipment (excluding inventory)	(24)	(28)	(89)
Dispositions	46	1	—
Acquisition of equity method investee	—	—	(42)
Other	(1)	—	2

Net cash provided by (used in) investing activities	21	(27)	(129)

FINANCING ACTIVITIES
Issuance of debt related to securitizations	218	—	—
Repayment of debt related to securitizations	(323)	—	—
Issuance of third party debt	—	—	41
Repayment of third party debt	(52)	(28)	(89)
Note advances	—	(32)	(52)
Note collections	—	6	14
Net transfers (to) from parent	(253)	(90)	606

Net cash provided by (used in) financing activities	(410)	(144)	520

(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(6)	6	(1)

CASH AND CASH EQUIVALENTS, beginning of year	32	26	27

CASH AND CASH EQUIVALENTS, end of year	$26	$32	$26

(1)	See Footnote No. 3, “Asset Securitizations,” of the Notes to the Combined Financial Statements.

See Notes to Combined Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION

COMBINED STATEMENTS OF DIVISIONAL EQUITY

Fiscal Years 2010, 2009 and 2008

($ in millions)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest, Net of Tax	Total Parent Company Equity	Comprehensive Income (Loss) Attributable to Marriott Vacations Worldwide Corporation
Balance at year-end 2007	$2,202	$21	$36	$2,259
Impact of adoption of ASC 360(1)	(3)	—	—	(3)

Opening balance 2008	2,199	21	36	2,256

Net income (loss)	9	—	(25)	(16)	$(16)
Currency translation adjustments	—	(7)	—	(7)	(7)
Other derivative instrument adjustments	—	7	—	7	7

Net transfers from Parent	606	—	—	606	$(16)

Balance at year-end 2008	2,814	21	11	2,846

Net loss	(521)	—	(11)	(532)	$(532)
Currency translation adjustments	—	(1)	—	(1)	(1)

Net transfers to Parent	(90)	—	—	(90)	$(533)

Balance at year-end 2009	2,203	20	—	2,223
Impact of adoption of ASU 2009-17(1)	(141)	—	—	(141)

Opening balance 2010	2,062	20	—	2,082

Net income	67	—	—	67	$67
Currency translation adjustments	—	8	—	8	8

Net transfers to Parent	(253)	—	—	(253)	$75

Balance at year-end 2010	$1,876	$28	$—	$1,904

(1)	The abbreviation ASC means Accounting Standards Codification, and the abbreviation ASU means Accounting Standards Update.

See Notes to Combined Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our Business

Marriott Vacations Worldwide Corporation (“Marriott Vacations Worldwide,” “we” or “us,” which includes our combined subsidiaries except where the context of the reference is to a single corporate entity) is the exclusive worldwide developer, marketer, seller and manager of vacation ownership and related products under the Marriott Vacation Club and Grand Residences by Marriott brands. We are also the exclusive global developer, marketer and seller of vacation ownership and related products under the Ritz-Carlton Destination Club brand, and we have the non-exclusive right to develop, market and sell whole ownership residential products under the Ritz-Carlton Residences brand. The Ritz-Carlton Hotel Company, L.L.C. (a subsidiary of Marriott International) (“Ritz-Carlton”) generally provides on-site management for Ritz-Carlton branded properties.

Our business is grouped into four segments: North America, Luxury, Europe and Asia Pacific. We operate 64 properties (under 71 separate resort management contracts) in the United States and eight other countries and territories.

We generate most of our revenues from four primary sources: selling vacation ownership products; managing our resorts; financing consumer purchases; and renting vacation ownership inventory.

Our Spin-off from Marriott International, Inc.

On February 14, 2011, Marriott International, Inc. (together with its consolidated subsidiaries, excluding Marriott Vacations Worldwide, “Marriott International”) announced plans for the separation of Marriott Vacations Worldwide, which represents 100 percent of our assets and liabilities, revenues, expenses, and cash flows, and those variable interest entities for which Marriott Vacations Worldwide is the primary beneficiary in accordance with Accounting Standards Codification 810, “Consolidations” (“ASC 810”), of the vacation ownership division of Marriott International, also referred to as the “spin-off.” Prior to the spin-off, Marriott International will complete an internal reorganization to contribute its non-U.S. and U.S. subsidiaries that conduct vacation ownership business and Marriott Ownership Resorts, Inc., which does business under the name Marriott Vacation Club International, a wholly owned subsidiary of Marriott International, to Marriott Vacations Worldwide, a newly formed wholly owned subsidiary of Marriott International. The spin-off will be completed by way of a pro rata dividend of the Marriott Vacations Worldwide shares by Marriott International to its shareholders as of the record date. Immediately following completion of the spin-off, Marriott International shareholders will own 100% of the outstanding shares of common stock of Marriott Vacations Worldwide. After the spin-off, Marriott Vacations Worldwide will operate as an independent, publicly traded company.

The distribution of our common stock to Marriott International shareholders is conditioned on, among other things, the receipt of a favorable ruling from the Internal Revenue Service and an opinion of tax counsel confirming that the distribution of shares of Marriott Vacations Worldwide common stock will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss by Marriott International or Marriott International shareholders, except, in the case of Marriott International shareholders, for cash received in lieu of fractional common shares; our registration statement on Form 10 becoming effective; and the execution of intercompany agreements. The transaction will not require shareholder approval and will have no impact on Marriott International’s contractual obligations to the existing notes receivable securitizations further discussed in Footnote No. 3, “Asset Securitizations.”

Principles of Combination and Basis of Presentation

The combined financial statements presented herein, and discussed below, have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Marriott

International. These combined financial statements have been prepared as if the reorganization described in the “Our Spin-off from Marriott International, Inc.” caption above had taken place as of the earliest period presented. The combined financial statements reflect our historical financial position, results of operations and cash flows as we have historically operated, in conformity with United States generally accepted accounting principles (“GAAP”). All significant intracompany transactions and accounts within these Combined Financial Statements have been eliminated.

Our fiscal year ends on the Friday nearest to December 31. The fiscal years in the following table have 52 weeks, except for 2008, which has 53 weeks. Unless otherwise specified, each reference to a particular year in these financial statements means the fiscal year ended on the date shown in the following table, rather than the corresponding calendar year:

Fiscal Year	Fiscal Year-End Date
2010	December 31, 2010
2009	January 1, 2010
2008	January 2, 2009

We refer throughout to (i) our Combined Financial Statements as our “Financial Statements,” (ii) our Combined Statements of Operations as our “Statements of Operations,” (iii) our Combined Balance Sheets as our “Balance Sheets,” (iv) our Combined Statements of Cash Flows as our “Cash Flows” and (v) Accounting Standards Update (“ASU”) No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU No. 2009-17”), which we adopted on the first day of the 2010 fiscal year, as the new “Consolidation Standard.”

In accordance with the guidance for noncontrolling interests in combined financial statements, references in this report to net income (loss) and Net Parent Investment do not include noncontrolling interests (previously known as minority interests), which we report separately.

We have included all significant transactions between us and Marriott International in these Financial Statements. The net effect of the settlement of these intercompany transactions has been included in our Cash Flows as a financing activity and in our Balance Sheets as Net Parent Investment.

In connection with the spin-off, Marriott Vacations Worldwide will enter into agreements with Marriott International and other third parties that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. These Financial Statements do not reflect the impact of these new and/or revised agreements, including licensing fees payable to Marriott International, Marriott Rewards customer loyalty program arrangements, financing, operations and personnel needs of our business. Our Financial Statements include costs for services provided by Marriott International including, for the purposes of these Financial Statements, but not limited to, information technology support, systems maintenance, telecommunications, accounts payable, payroll and benefits, human resources, self-insurance and other shared services. Historically, these costs were charged to us based on specific identification or on a basis determined by Marriott International to reflect a reasonable allocation to us of the actual costs incurred to perform these services. In addition, Marriott International allocated indirect general and administrative costs to us for certain functions provided by Marriott International. These services provided to us include, but are not limited to, executive office, legal, tax, finance, government and public relations, internal audit, treasury, investor relations, human resources and other administrative support, which were allocated to us primarily on the basis of our proportion of Marriott International’s overall revenue. Both we and Marriott International consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, we will perform these functions using our own resources or purchased services from either Marriott International or third parties. For an interim period some of these functions will continue to be provided by Marriott International under one or more transition services agreements (“TSA”). In addition to the TSA, we will enter into a number of commercial agreements with Marriott International in connection with the spin-off, many of which are expected to have terms longer than one year.

Marriott International uses a centralized approach to U.S. domestic cash management and financing of its operations. The majority of our domestic cash is transferred to Marriott International daily and Marriott International funds our operating and investing activities as needed. Accordingly, the cash and cash equivalents held by Marriott International at the corporate level were not allocated to us for any of the periods presented. Cash and cash equivalents in our Balance Sheets primarily represent cash held locally by international entities included in our Financial Statements. We reflect transfers of cash to and from Marriott International’s domestic cash management system as a component of Net Parent Investment on the Balance Sheets. We have included debt incurred from our limited direct financing and subsequent to the adoption of the new Consolidation Standard, historical notes receivable securitizations, on our Balance Sheets, as this debt is specific to our business. Marriott International has not allocated a portion of its external Senior Debt, commercial paper and/or revolver interest cost, other than capitalized interest, to us since none of the external Senior Debt, commercial paper and/or revolver interest recorded by Marriott International is directly related to our business. We also have not included any interest expense for cash advances from Marriott International since historically Marriott International has not allocated any interest expense related to intercompany advances to any of the historical Marriott International businesses.

Marriott International maintains self-insurance programs at a corporate level. Marriott International allocated a portion of expenses associated with these programs to us as part of the historical costs for services Marriott International provided. Marriott International did not allocate any portion of the related reserves as these reserves represent obligations of Marriott International which are not transferable. See Footnote No. 19, “Related Party Transactions,” for further description of our transactions with Marriott International.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, revenue recognition, inventory valuation, property and equipment valuation, loan loss reserves, valuation of investments in ventures, residual interests valuation, Marriott Rewards customer loyalty program liabilities, equity-based compensation, income taxes, loss contingencies and restructuring charge reserves. Actual amounts may differ from these estimated amounts. For each of the periods presented, Marriott Vacations Worldwide was a subsidiary of Marriott International. The Financial Statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly traded company during the periods presented.

Adoption of New Accounting Standard Resulting in Consolidation of Special Purpose Entities

On January 2, 2010, the first day of our 2010 fiscal year, we adopted the new Consolidation Standard.

We use certain special purpose entities to securitize notes receivable originated with the sale of vacation ownership products, which prior to our adoption of the new Consolidation Standard were treated as off-balance sheet entities. We retain the servicing rights and varying subordinated interests (“residual interests”) in the securitized notes receivable. Pursuant to GAAP in effect prior to 2010, we did not consolidate these special purpose entities in our Financial Statements because the notes receivable securitization transactions were executed through qualified special purpose entities and qualified as sales of financial assets. As a result of adopting the new Consolidation Standard on the first day of 2010, we consolidated 13 existing qualifying special purpose entities associated with past notes receivable securitization transactions.

We recorded the cumulative effect of adopting this standard in 2010. This consisted primarily of re-establishing the notes receivable (net of reserves) that we had transferred to special purpose entities as a result of the notes receivable securitization transactions, eliminating residual interests that we initially recorded in connection with those transactions (and subsequently revalued on a periodic basis), the impact of recording debt obligations associated with third-party interests held in the special purpose entities, and related adjustments to inventory balances accounted for using the relative sales value method. Through application of the relative sales value method, we adjusted the projected revenues to include anticipated future revenue from the resale of inventory that we expect to reacquire when we foreclose on defaulted notes receivable, thus reducing the inventory balance.

Adopting the new Consolidation Standard had the following after-tax impact on our Balance Sheet at January 2, 2010:

($ in millions)	Implementation Impact
Assets
Restricted cash	$49
Notes receivable	986
Inventory	100
Retained interests in notes receivable securitized	(267)
Other	107

Total Assets	$975

Liabilities
Accounts payable	$5
Debt	(1,121)

Total Liabilities	(1,116)
Divisional Equity, net of tax	141

Total Liabilities and Divisional Equity	$(975)

Adopting the new Consolidation Standard also impacted our 2010 Statement of Operations by increasing interest income (reflected in Financing revenues) from securitized notes receivable and increasing interest expense from consolidation of debt obligations, partially offset by the absence of accretion income on eliminated residual interests and gain on notes receivable that were ultimately securitized. We do not expect to recognize gains or losses from future securitizations of our notes receivable as a result of adopting this standard. The impact to our Cash Flows at January 2, 2010, as a result of adopting this standard was insignificant as the associated increases in assets and liabilities were primarily non-cash.

Revenue Recognition

Vacation Ownership

We market and sell real estate and in substance real estate in our four segments. Real estate and in substance real estate include deeded vacation ownership products, deeded beneficial interests, rights to use real estate, and other interests in trusts that only hold real estate and deeded whole ownership units in residential buildings. Within the Luxury segment, we also market and sell residential stand-alone structures at certain properties on a limited basis.

Our sales of vacation ownership products may be made for cash or we may provide financing. We do not provide financing on sales of whole ownership products. Except for revenue from the sale of residential stand-alone structures, which we recognize upon transfer of title to a third party, we recognize revenue when all of the following exist or are true: the customer has executed a binding sales contract, the statutory rescission period has expired (after which time the purchasers are not entitled to a refund except for non-delivery by us), we have deemed the receivable collectible and the remainder of our obligations are substantially completed. In addition, before we recognize any revenues, the purchaser must have met the initial investment criteria and, as applicable, the continuing investment criteria. A purchaser has met the initial investment criteria when we receive a minimum downpayment. In accordance with the guidance for accounting for real estate time-sharing transactions, we must also take into consideration the fair value of certain incentives provided to the purchaser when assessing the adequacy of the purchaser’s initial investment. In those cases where we provide financing to the purchaser, the purchaser must be obligated to remit monthly payments under financing contracts that represent the purchaser’s continuing investment.

If construction of the purchased vacation ownership product is not complete, we apply the percentage-of-completion (“POC”) method of accounting provided that the preliminary construction stage is complete and that a minimum sales level has been met (to assure that the property will not revert to a rental property). We deem the preliminary stage of development to be complete when the engineering and design work is complete, the construction contracts have been executed, the site has been cleared, prepared and excavated, and the building foundation is complete. We determine completion percentage by the proportion of inventory costs incurred to total estimated costs. We base these estimated costs on our historical experience, market conditions and the related contractual terms. The remaining revenues and related costs of sales, including commissions and direct expenses, are deferred and recognized as the remaining costs are incurred.

Financing Revenues

We offer consumer financing as an option to qualifying customers purchasing vacation ownership products, which is typically collateralized by the underlying vacation ownership products. We recognize interest income on an accrual basis. The contractual terms of the financing agreements require that the contractual level of annual principal payments be sufficient to amortize the loan over a customary period for the vacation ownership product being financed, which is generally ten years. Generally payments commence under the financing contracts 30 to 60 days after closing and upon receipt of a minimum downpayment of 10 percent. We record an estimate of uncollectible amounts at the time of the sale with a charge to the provision for loan losses, which we classify as a reduction of Sales of vacation ownership products on our Statements of Operations. Revisions to estimates of uncollectible amounts also impact the provision for loan losses and can increase or decrease revenue. We earn interest income from the financing arrangements on the principal balance outstanding over the life of the arrangement and record that interest income in Financing revenues on our Statements of Operations.

Rental Revenues

We record rental revenues when occupancy has occurred or, in the case of unused prepaid rentals, upon forfeiture.

Resort Management and Other Services Revenues

Resort management and other services revenues consist primarily of ancillary revenues and management fees. Ancillary revenues consist of goods and services that are sold or provided by us at restaurants, golf courses and other retail and service outlets located at developed resorts. We recognize ancillary revenue when goods have been provided and/or services have been rendered.

We provide day-to-day-management services, including housekeeping services, operation of a reservation system, maintenance and certain accounting and administrative services for property owners’ associations. We receive compensation for such management services which is generally based on either a percentage of total costs to operate such resorts or a fixed fee arrangement. We recognize revenues when earned in accordance with the terms of the contract and record them as a component of Resort management and other services revenues on our Statements of Operations. Management fee revenues were $60 million, $56 million and $49 million during 2010, 2009 and 2008, respectively.

Fee Revenues

Both Financing revenues and Resort management and other services revenues include additional fees for services we provide to our property owners’ associations, as well as certain annual and transaction based fees we charge to owners and other third parties for services. We recognize fee revenues when services have been rendered. Fee revenues included in Financing revenues were $7 million in 2010, $8 million in 2009 and $9 million in 2008 on our Statements of Operations. Fee revenues included in Resort management and other services revenues were $10 million in 2010, $5 million in 2009 and $2 million in 2008 on our Statements of Operations.

Cost Reimbursements

Cost reimbursements include direct and indirect costs that property owners’ associations and joint ventures reimbursed to us. In accordance with the accounting guidance for gross versus net presentation, we record these revenues on a gross basis. These costs primarily consist of payroll and payroll related costs for management of the associations and other services we provide where we are the employer. We recognize cost reimbursements when we incur the related reimbursable costs. Cost reimbursements are based upon actual expenses with no added margin.

Inventory

Our inventory consists of completed vacation ownership product, vacation ownership product under construction and land held for future vacation ownership product development. We carry our inventory at the lower of (i) cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes plus other costs incurred during construction, or (ii) estimated fair value, less costs to sell, which can result in impairment charges and/or recoveries of previous impairments.

We account for vacation ownership inventory and cost of vacation ownership products in accordance with time-sharing accounting standards, which define a specific application of the relative sales value method for reducing vacation ownership inventory and recording cost of sales as described in our policy for revenue recognition for vacation ownership products. Also, pursuant to time-sharing accounting standards, we do not reduce inventory for cost of vacation ownership products related to anticipated credit losses (accordingly, no adjustment is made when inventory is reacquired upon default of the related receivable). These standards provide for changes in estimates within the relative sales value calculations to be accounted for as real estate inventory true-ups which are recorded in Cost of vacation ownership expenses on the Statements of Operations to retrospectively adjust the margin previously recorded subject to those estimates. For 2010, 2009 and 2008, real estate true-ups relating to vacation ownership products increased carrying values of inventory by $6 million, $11 million and $39 million, respectively.

For residential real estate projects, we allocate costs to individual residences in the projects based on the relative estimated sales value of each residence in accordance with ASC 970, “Real Estate—General,” which defines the accounting for costs of real estate projects. Under this method, we reduce the allocated cost of a unit from inventory and recognize that cost as cost of sales when we recognize the related sale. Changes in estimates within the relative sales value calculations for residential products (similar to condominiums) are accounted for as prospective adjustments to cost of sales.

Capitalization of Costs

We capitalize interest and certain salaries and related costs incurred in connection with the following: (1) development and construction of sales centers; (2) internally developed software; and (3) development and construction projects for our real estate inventory. We capitalize interest expense and costs clearly associated with the acquisition, development and construction of a real estate project when it is probable that we will acquire a property or an option to acquire a property. We capitalize salary and related costs only to the extent they directly relate to the project. We capitalize taxes and insurance costs when activities that are necessary to get the property ready for its intended use are underway. We cease capitalization of costs during prolonged gaps in development when substantially all activities are suspended or when projects are considered substantially complete (e.g., typically three months after a project phase receives a certificate of occupancy). Capitalized salaries and related costs totaled $19 million, $28 million and $38 million for 2010, 2009 and 2008, respectively.

Defined Contribution Plan

Marriott International administers and maintains a defined contribution plan (“401(k)”) for the benefit of all Marriott International employees meeting certain eligibility requirements who elect to participate in the plan. Contributions are determined based on a specified percentage of salary deferrals by participating employees. We recognized compensation expense (net of cost reimbursements from property owners’ associations) for our participating employees totaling $6 million in 2010, $8 million in 2009 and $11 million in 2008.

Property and Equipment

Property and equipment includes our sales centers, golf courses, information technology and other assets used in our normal course of business, as well as land parcels that are not part of our approved development plan. We record property and equipment at cost, including interest and real estate taxes incurred during active development. We capitalize the cost of improvements that extend the useful life of property and equipment when incurred. These capitalized costs may include structural costs, equipment, fixtures, floor and decorative items and signage. We expense all repair and maintenance costs as incurred. We compute depreciation using the straight-line method over the estimated useful lives of the assets (three to 40 years), and we amortize leasehold improvements over the shorter of the asset life or lease term.

Marriott Rewards Customer Loyalty Program

We participate in the Marriott Rewards customer loyalty program and we offer points as incentives to purchase vacation ownership products and/or through exchange and other activities. Marriott International maintains and administers this program and points cannot be redeemed for cash.

Our liability represents the net present value of future cash outlays that we are obligated to pay to participating locations (e.g., Marriott International lodging properties) based on actual point redemptions at those locations. We based the carrying value of this liability on a statistical model that projects the dollar value and timing of future point redemptions. The most significant estimates involved are the future cost of each 1,000 redeemed points, the breakage for points that will never be redeemed, and the pace at which points are redeemed. We based our estimates for these items on our historical experience, current trending and other considerations. Actual experience could differ from our projections so the actual discounted future cash outlays associated with our Marriott Rewards customer loyalty liability could differ from the amounts currently recorded. The associated expense is classified in the Statements of Operations based on the source of the expense and related revenue stream. See Footnote No. 12, “Other Liabilities,” for more information.

Guarantees

We record a liability for the fair value of a guarantee on the date we issue or modify the guarantee. The offsetting entry depends on the circumstances in which the guarantee was issued. Funding under the guarantee reduces the recorded liability. On a quarterly basis, we evaluate all material estimated liabilities based on the operating results and the terms of the guarantee. If we conclude that it is probable that we will be required to fund a greater amount than previously estimated, we will record a loss.

Cash and Cash Equivalents

We consider all highly liquid investments with an initial maturity of three months or less at date of purchase to be cash equivalents.

Restricted Cash

Restricted cash primarily consists of cash held in a reserve account related to notes receivable securitizations; cash held internationally that we have not repatriated due to statutory, tax and currency risks; and deposits received, primarily associated with vacation ownership products and residential sales that are held in escrow until the associated contract has closed.

Accounts and Contracts Receivable

Accounts and contracts receivable are presented net of allowances of $1 million and $2 million at year-end 2010 and 2009, respectively.

Loan Loss Reserves

Vacation Ownership Notes Receivable

We record an estimate of expected uncollectibility on all notes receivable from vacation ownership purchasers as a reduction of revenues from the sales of vacation ownership products at the time we recognize profit on a vacation ownership product sale. We fully reserve all defaulted notes receivable in addition to recording a reserve on the estimated uncollectible portion of the remaining notes receivable. For those notes receivable not in default, we assess collectability based on pools of notes receivable because we hold large numbers of homogeneous vacation ownership notes receivable. We use the same criteria to estimate uncollectability for non-securitized notes receivable and securitized notes receivable because they perform similarly. We estimate uncollectibility for each pool based on historical activity for similar vacation ownership notes receivable.

Although we consider loans to owners to be past due if we do not receive payment within 30 days of the due date, we suspend accrual of interest only on those that are over 90 days past due. We consider loans over 150 days past due to be in default. We apply payments we receive for notes receivable on non-accrual status first to interest, then principal and any remainder to fees. We resume accruing interest when notes receivable are less than 90 days past due. We do not accept payments for notes receivable during the foreclosure process unless the amount is sufficient to pay all principal, interest, fees and penalties owed and fully reinstate the note. We write off uncollectible notes receivable against the reserve once we receive title of the vacation ownership products through the foreclosure or deed-in-lieu process or in Europe and Asia Pacific, when revocation is complete. At year-end 2010, we estimated an average remaining default rate of 9.25 percent for both non-securitized and securitized vacation ownership notes receivable. An increase of 0.5 percent in the estimated default rate would have resulted in an increase in our allowance for credit losses of $6 million.

For additional information on our notes receivable, including information on the related reserves, see Footnote No. 4, “Notes Receivable.”

Other Loans Receivable

On a regular basis, we individually assess other loans receivable for impairment. We use internally generated cash flow projections to determine if we expect the notes receivable will be repaid according to the terms of the loan agreements. If we conclude that a loan probably will not be repaid in accordance with the loan agreement, we consider the loan impaired and begin recognizing interest income on a cash basis. To measure impairment, we calculate the present value of expected future cash flows discounted at the loan’s original effective interest rate or the estimated fair value of the collateral. If the present value or the estimated value of collateral is less than the carrying value of the note receivable, we establish a specific impairment reserve for the difference.

It is our policy to charge off notes receivable that we believe will likely not be collected based on financial or other business indicators, including our historical experience, in the quarter we deem the note receivable to be uncollectible.

Costs Incurred to Sell Vacation Ownership Products

We charge the majority of marketing and sales costs we incur to sell vacation ownership products to expense when incurred. Deferred marketing and selling expenses, which are direct marketing and selling costs related either to an unclosed contract or a contract for which 100 percent of revenue has not yet been recognized, were $6 million at year-end 2010 and $5 million at year-end 2009 and are included in the accompanying Balance Sheets in the Other caption within Assets.

Valuation of Property and Equipment

Property and equipment includes our sales centers, golf courses, information technology and other assets used in our normal course of business, as well as land parcels that are not part of an approved development plan and do not meet the criteria to be classified as held for sale. We test long-lived asset groups for recoverability when changes in circumstances indicate the carrying value may not be recoverable, for example, when there are material adverse changes in projected revenues or expenses, significant underperformance relative to historical or projected operating results, and significant negative industry or economic trends. We also perform a test for recoverability when management has committed to a plan to sell or otherwise dispose of an asset group and we expect the plan will be completed within a year. We evaluate recoverability of an asset group by comparing its carrying value to the future net undiscounted cash flows that we expect will be generated by the asset group. If the comparison indicates that the carrying value of an asset group is not recoverable, we recognize an impairment loss for the excess of carrying value over the estimated fair value. When we recognize an impairment loss for assets to be held and used, we depreciate the adjusted carrying amount of those assets over their remaining useful life. Refer to Footnote No. 9, “Property and Equipment,” for additional information.

For information on impairment losses that we recorded associated with long lived assets, see Footnote No. 17, “Impairment Charges.”

Investments

We consolidate entities that we control. We account for investments in joint ventures using the equity method of accounting when we exercise significant influence over the venture. If we do not exercise significant influence, we account for the investment using the cost method of accounting. We account for investments in limited partnerships and limited liability companies using the equity method of accounting when we own more than a minimal investment. Our ownership interest in these equity method investments varies generally from 34 percent to 50 percent.

Valuation of Investments in Ventures

We evaluate an investment in a venture for impairment when circumstances indicate that the carrying value may not be recoverable, for example due to loan defaults, significant under-performance relative to historical or projected performance and significant negative industry or economic trends.

We impair investments we have accounted for using the equity and cost methods of accounting when we determine that there has been an “other than temporary” decline in the estimated fair value as compared to the carrying value, of the venture. Additionally, a change in business plans or strategies of a venture could cause us to evaluate the recoverability for the individual long-lived assets in the venture and possibly the venture itself.

We calculate the estimated fair value of an investment in a venture using the income approach. We use internally developed discounted cash flow models that include the following assumptions, among others: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments; and estimated discount rates. We base these assumptions on our historical data and experience, third-party appraisals, industry projections, micro and macro general economic condition projections, and our expectations.

For information regarding impairment losses that we recorded associated with investments in ventures, see Footnote No. 18, “Significant Investments.”

Fair Value Measurements

We have various financial instruments we must measure at fair value on a recurring basis, including certain marketable securities and derivatives Marriott International holds that are specific to our business. See Footnote No. 5, “Fair Value Measurements,” for further information. We also apply the provisions of fair value measurement to various non-recurring measurements for our financial and non-financial assets and liabilities.

The applicable accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). We measure our assets and liabilities using inputs from the following three levels of the fair value hierarchy:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect our assumptions about what factors market participants would use in pricing the asset or liability. We develop these inputs based on the best information available, including our own data.

Residual Interests

We periodically securitize notes receivable that we originate from the sale of vacation ownership products. We continue to service those notes receivable after securitization, transfer all proceeds collected to special purpose entities and retain servicing assets and other interests in the notes receivable. Before we adopted the new Consolidation Standard, we accounted for these residual interests as trading securities under the then-applicable standards for accounting for certain investments in debt and equity securities. At the dates of the notes receivable securitizations and at the end of each reporting period, we estimated the fair value of our residual interests using a Level 3 discounted cash flow model.

We historically measured our servicing assets using the fair value method. Under the fair value method, we carried servicing assets on the Balance Sheets at fair value and reported the changes in fair value, primarily due to changes in valuation inputs and assumptions and the collection or realization of expected cash flows, in the Financing revenues caption on our Statements of Operations in the period in which the change occurred.

As a result of our 2010 adoption of the new Consolidation Standard, we eliminated residual interests from our Balance Sheet. See the “Adoption of New Accounting Standard Resulting in Consolidation of Special Purpose Entities” caption of this footnote, Footnote No. 3, “Asset Securitizations,” and Footnote No. 5, “Fair Value Measurements,” for additional information.

Derivative Instruments

Marriott International uses a worldwide centralized approach to manage financial instruments to reduce its overall market risk due to changes in interest rates and currency exchange rates. Marriott International managed our exposure to these risks by monitoring available financing alternatives, as well as through development and application of credit granting policies. Marriott International also used derivative instruments, including cash flow hedges, net investment in non-U.S. operations hedges, fair value hedges, and other derivative instruments, as part of Marriott International’s overall strategy to manage our exposure to market risks. As a matter of policy, Marriott International only enters into transactions that Marriott International believes will be highly effective at offsetting the underlying risk, and does not use derivatives for trading or speculative purposes. See Footnote No. 5, “Fair Value Measurements,” for additional information about derivative instruments specific to our business.

The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determines how the change in fair value of the derivative instrument is recorded in our Financial Statements. A derivative qualifies for hedge accounting if, at inception, Marriott International expects the derivative to be highly effective in offsetting the underlying hedged cash flows or fair value and Marriott International fulfills the hedge documentation standards at the time Marriott International enters into the derivative contract. Marriott International designates a hedge as a cash flow hedge, fair value hedge, or a net investment in non-U.S. operations hedge based on the exposure Marriott International is hedging. The asset or liability value of the derivative will change in tandem with its fair value. For the effective portion of qualifying hedges, Marriott International records changes in fair value in other comprehensive income (“OCI”). Marriott International releases the derivative’s gain or loss from OCI to match the timing of the underlying hedged items’ effect on earnings.

For the purposes of our Financial Statements, we allocate hedges related to our business that Marriott International transacted as of the balance sheet dates. Then, we mark-to-market the gains and losses on the allocated hedges, record the effective portion in OCI, and include the ineffective portion in Financing revenues within our Statements of Operations. For cash flow hedges specific to our business, we have recorded changes in fair value in OCI. We release the derivative’s gain or loss from OCI to match the timing of the underlying hedge items’ effect on earnings.

Non-U.S. Operations

The U.S. dollar is the functional currency of our combined entities operating in the United States. The functional currency for our combined entities operating outside of the United States is generally the currency of the economic environment in which the entity primarily generates and expends cash. For combined entities whose functional currency is not the U.S. dollar, we translate their financial statements into U.S. dollars. We translate assets and liabilities at the exchange rate in effect as of the financial statement date, and translate Statement of Operations accounts using the weighted average exchange rate for the period. We include translation adjustments from currency exchange and the effect of exchange rate changes on intercompany transactions of a long-term investment nature as a separate component of divisional equity. We report gains and losses from currency exchange rate changes related to intercompany receivables and payables that are not of a long-term investment nature, as well as gains and losses from non-U.S. currency transactions, currently in operating costs and expenses.

Restructuring

In the fourth quarter of 2008, we put company-wide cost-saving measures in place that constituted a restructuring plan and resulted in charges in 2008 and 2009. At year-end 2010, we had liabilities related to the plan, which relate primarily to the facilities exit costs associated with lease obligations. Adjustments to the restructuring liabilities are recorded as facts and circumstances impact our obligations. See Footnote No. 16, “Restructuring Costs and Other Charges,” for more information.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for legal contingencies when we determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In making such determinations we evaluate, among other things, the degree of probability of an unfavorable outcome and, when it is probable that a liability has been incurred, our ability to make a reasonable estimate of the loss. We review these accruals each reporting period and make revisions based on changes in facts and circumstances.

Share-Based Compensation Costs

Certain of our employees participate in the Marriott International, Inc. Stock and Cash Incentive Plan (the “Marriott International Stock Plan”) which compensates employees with stock options, stock appreciation rights (“SARs”) and restricted stock units (“RSUs”). Our Statements of Operations include expenses related to our employees’ participation in the Marriott International Stock Plan. We measure the amount of compensation cost for these share-based awards based on the fair value of the awards as of the date that the share-based awards are granted and adjust that cost to the estimated number of awards that we expect will vest. We generally determine the fair value of stock options and SARs using a binomial option pricing model which incorporates assumptions about expected volatility, risk free rate, dividend yield and expected term. The fair value of RSUs represents the number of awards granted multiplied by the average of the high and low market price of the Marriott International Class A Common Stock (“Marriott International common stock”) on the date the awards are granted. For awards granted after 2005, we recognize compensation cost for share-based awards ratably over the vesting period. See Footnote No. 14, “Share-Based Compensation,” for more information.

Until consummation of the spin-off, Marriott Vacations Worldwide will continue to participate in the Marriott International Stock Plan and record compensation expense based on the share-based awards granted to Marriott Vacations Worldwide employees. In accounting for these awards, we follow the provisions of ASC 718, “Compensation—Stock Compensation” (“ASC 718”), which requires that a company measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Generally, share-based awards granted to employees vest ratably over a four-year period, and we recognize the cost associated with these awards in our Statements of Operations on a straight-line basis over the period during which an employee is required to provide service in exchange for the award. See Footnote No. 14, “Share-Based Compensation,” for additional information on equity-based compensation.

Advertising Costs

We expensed advertising costs as incurred of $3 million, $4 million and $13 million in 2010, 2009 and 2008, respectively. These costs are included in the Marketing and sales expenses caption on our Statements of Operations.

Income Taxes

During the periods presented we did not file separate tax returns as we were included in the tax grouping of other Marriott International entities within the respective entity’s tax jurisdiction. We have calculated the income tax provision included in these Financial Statements based on a separate return methodology, as if the entities were separate taxpayers in the respective jurisdictions. As a result, our deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those recognized in historical periods.

We record taxes payable or refundable for the current year, as well as deferred tax liabilities and assets for future tax consequences of events that we have recognized in our Financial Statements or tax returns. We use judgment in assessing future profitability and the likely future tax consequences of events that we have recognized in our Financial Statements or tax returns. We base our estimates of deferred tax assets and liabilities on current tax laws, rates and interpretations, and, in certain cases, business plans and other expectations about future outcomes. We develop our estimates of future profitability based on our historical data and experience, industry projections, micro and macro general economic condition projections, and our expectations.

Changes in existing tax laws and rates, their related interpretations, and the uncertainty generated by the current economic environment may affect the amounts of deferred tax liabilities or the valuations of deferred tax assets over time. Our accounting for deferred tax consequences represents management’s best estimate of future events that can be appropriately reflected in the accounting estimates.

For tax positions we have taken or expect to take in a tax return, we apply a more likely than not threshold, under which we must conclude a tax position is more likely than not to be sustained, assuming that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information, in order to continue to recognize the benefit. In determining our provision for income taxes, we use judgment, reflecting our estimates and assumptions, in applying the more likely than not threshold.

We do not maintain taxes payable to/from Marriott International and we deem that the annual current tax balances will be settled immediately with the legal tax paying entities in the respective jurisdictions. These deemed settlements are reflected as changes in Net Parent Investment.

For information about income taxes and deferred tax assets and liabilities, see Footnote No. 2, “Income Taxes.”

New Accounting Standards

New Transfers of Financial Assets and Consolidation Standards

On the first day of 2010, we adopted ASU No. 2009-16, which amended Topic 860, “Transfers and Servicing,” by: (1) eliminating the concept of a qualifying special-purpose entity (“QSPE”); (2) clarifying and amending the criteria for a transfer to be accounted for as a sale; (3) amending and clarifying the unit of account eligible for sale accounting; and (4) requiring that a transferor initially measure at fair value and recognize all assets obtained (for example beneficial interests) and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. In addition, this topic required us to evaluate entities for consolidation that had been treated as QSPEs under previous accounting guidance. The topic also mandated that we supplement our disclosures about, among other things, our continuing involvement with transfers of financial assets we previously accounted for as sales, the inherent risks in our retained financial assets, and the nature and financial effect of restrictions on the assets that we continue to report in our Balance Sheets.

As previously discussed herein, we also adopted the new Consolidation Standard, ASU No. 2009-17, on the first day of 2010.

Accounting Standards Update No. 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU No. 2009-13”)

We adopted ASU No. 2009-13 in the 2010 third quarter as required by the guidance and applied it retrospectively to the first day of our fiscal year 2010. This topic addresses the accounting for multiple-deliverable arrangements (complex contracts or related contracts that require the separate delivery of multiple goods and/or services) by expanding the circumstances in which vendors may account for deliverables separately rather than as a combined unit. This update clarifies the guidance on how to separate such deliverables and how to measure and allocate consideration for these arrangements to one or more units of accounting. The previous guidance required a vendor to use vendor-specific objective evidence or third-party evidence of selling price to separate deliverables in multiple-deliverable arrangements. In addition to retaining this guidance in situations where vendor-specific objective evidence or third-party evidence is not available, ASU No. 2009-13 requires a vendor to allocate arrangement consideration to each deliverable in multiple-deliverable arrangements based on each deliverable’s relative selling price. Our adoption did not have a material impact on our Financial Statements, and we do not expect it will have a material effect on our Financial Statements in future periods.

Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU No. 2010-06”)

We adopted certain provisions of ASU No. 2010-06 in the 2010 first quarter. Those provisions amended Subtopic 820-10, “Fair Value Measurements and Disclosures—Overall,” by requiring additional disclosures for transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring fair value measurement disclosures for each “class” of assets and liabilities, a subset of the captions in our Balance Sheets. Our adoption did not have a material impact on our Financial Statements or disclosures, as we had no transfers between Level 1 and Level 2 fair value measurements and no material classes of assets and liabilities that required additional disclosure. See “Future Adoption of Accounting Standards” below for the provisions of this topic that apply to future periods.

Accounting Standards Update No. 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No. 2010-20”)

We adopted ASU No. 2010-20 in the 2010 fourth quarter. This topic amends existing guidance by requiring more robust and disaggregated disclosures by an entity about the credit quality of its financing receivables and its allowance for credit losses. These disclosures provide financial statement users with additional information about the nature of credit risks inherent in our financing receivables, how we analyze and assess credit risk in determining our allowance for credit losses, and the reasons for any changes we may make in our allowance for credit losses. Our adoption of this update primarily resulted in increased notes receivable disclosures (see Footnote No. 4, “Notes Receivable”), but did not have any other impact on our Financial Statements.

Future Adoption of Accounting Standards

ASU No. 2010-06—Provisions Effective in the 2011 First Quarter

Certain provisions of ASU No. 2010-06 are effective for fiscal years beginning after December 15, 2010, which for us is our 2011 first quarter. Those provisions, which amended Subtopic 820-10, require us to present as separate line items all purchases, sales, issuances, and settlements of financial instruments valued using significant unobservable inputs (Level 3) in the reconciliation of fair value measurements, in contrast to the current aggregate presentation as a single line item. Although this has changed the appearance of our fair value reconciliations, the adoption has not had a material impact on our Financial Statements or disclosures.

ASU 2011-04—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRS

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement” (“ASU 2011-04”). ASU 2011-04 is intended to create consistency between GAAP and International Financial Reporting Standards (“IFRS”) on the definition of fair value and on the guidance on how to measure fair value and on what to disclose about fair value measurements. ASU 2011-04 will be effective for financial statements issued for fiscal periods beginning after December 15, 2011, with early adoption prohibited for public entities. We are currently evaluating the impact ASU 2011-04 will have on our Financial Statements.

ASU 2011-05—Comprehensive Income (Topic 220)

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income” (“ASU 2011-05”). Prior to the issuance of ASU 2011-05, existing GAAP allowed three alternatives for presentation of other comprehensive income (“OCI”) and its components in financial statements. ASU 2011-05 removes the option to present the components of OCI as part of the statement of changes in stockholders’ equity. In addition, ASU 2011-05 requires consecutive presentation of the statement of operations and OCI and presentation of reclassification adjustments on the face of the financial statements from OCI to net income. These changes apply to both annual and interim financial statements commencing, with retrospective application, for the fiscal periods beginning after December 15, 2011, with early adoption permitted. We are currently evaluating the impact that ASU 2011-05 will have on our Financial Statements.

2.	INCOME TAXES

Our operating results have been included in Marriott International’s combined U.S. federal and state income tax returns, as well as included in many of Marriott International’s tax filings for non-U.S. jurisdictions. We have determined our provision for income taxes and our contribution to Marriott International’s tax losses and tax credits on a separate return basis and included each in these Financial Statements. Our separate return basis tax loss and tax credit carry backs may not reflect the tax positions taken or to be taken by Marriott International. In many cases tax losses and tax credits generated by us have been available for use by Marriott International and will largely remain with Marriott International after the spin-off.

The deferred tax assets and related valuation allowances in these Financial Statements have been determined on a separate return basis. The assessment of the valuation allowances requires considerable judgment on the part of management, with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors. We recorded valuation allowances against the deferred tax assets of certain foreign operations in Spain, U.S. Virgin Islands, France and Singapore. We established these valuation allowances for deferred tax assets due to restructuring and impairment charges incurred (see Footnote No. 16, “Restructuring Costs and Other Charges,” and Footnote No. 17, “Impairment Charges”). The amounts of the valuation allowances established were less than $1 million in 2010, $18 million in 2009 and $9 million in 2008.

Our (provision for)/benefit from income taxes consists of:

($ in millions)	2010	2009	2008
Current -U.S. Federal	$39	$17	$(43)
-U.S. State	1	1	(7)
-Non-U.S.	(9)	(3)	(3)

	31	15	(53)

Deferred -U.S. Federal	(68)	169	18
-U.S. State	(7)	33	3
-Non-U.S.	(1)	14	7

	(76)	216	28

	$(45)	$231	$(25)

Our current tax provision does not reflect the benefits (costs) attributable to us for the exercise or vesting of employee share-based awards of $3 million in 2010, $(1) million in 2009 and $1 million in 2008.

We have made no provision for U.S. income taxes or additional non-U.S. taxes on the cumulative unremitted earnings of non-U.S. subsidiaries ($241 million as of year-end 2010) because we consider these earnings to be permanently invested. These earnings could become subject to additional taxes if remitted as dividends, loaned to us or a U.S. affiliate or if we sold our interests in the affiliates. We cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

We conduct business in countries that grant “holidays” from income taxes for 5- to 30- year periods. These holidays expire through 2034. Without these tax “holidays,” we would have incurred the following aggregate income taxes: $5 million in 2010; $1 million in 2009; and $6 million in 2008.

Our total unrecognized tax benefits were $1 million at year-end 2010, $0 million at year-end 2009 and $0 million at year-end 2008. Our unrecognized tax benefit reflects the following 2010, 2009, and 2008 changes: in 2010 an increase of $1 million, and in 2008 a decrease of $1 million representing non-U.S. audit activity.

As a large taxpayer, Marriott International is under continual audit by the IRS and other taxing authorities. Although we do not anticipate that a significant impact to our unrecognized tax benefit balance will occur during the next 52 weeks as a result of these audits, it remains possible that the amount of our liability for unrecognized tax benefits could change over that time period.

Our unrecognized tax benefit balances included $1 million at year-end 2010, $0 million at year-end 2009, and $0 million at year-end 2008 of tax positions that, if recognized, would impact our effective tax rate.

In accordance with our accounting policies, we recognize accrued interest and penalties related to our unrecognized tax benefits as a component of tax expense. Related interest expense and accrued interest expense each totaled less than $1 million in each of 2010, 2009 and 2008.

Deferred Income Taxes

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carry-forwards. We state those balances at the enacted tax rates we expect will be in effect when we actually pay or recover taxes. Deferred income tax assets represent amounts available to reduce income taxes we will pay on taxable income in future years. We evaluate our ability to realize these future tax deductions and credits by assessing whether we expect to have sufficient future taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies to utilize these future deductions and credits. We establish a valuation allowance when we no longer consider it more likely than not that a deferred tax asset will be realized.

Total deferred tax assets and liabilities as of year-end 2010 and year-end 2009, were as follows:

($ in millions)	2010	2009
Deferred tax assets	$353	$332
Deferred tax liabilities	(20)	(14)

Net deferred taxes	$333	$318

The tax effect of each type of temporary difference and carry-forward that gives rise to a significant portion of our deferred tax assets and liabilities as of year-end 2010 and year-end 2009, were as follows:

($ in millions)	2010	2009
Employee benefits	$37	$38
Inventory	92	142
Reserves	91	52
Deferred income	6	18
Property and equipment	16	12
Vacation Ownership financing	0	(27)
Frequent customer loyalty program	61	72
Joint venture interests	13	20
Net operating loss carry-forwards	51	36
Other, net	6	(2)

Deferred taxes	373	361
Less: valuation allowance	(40)	(43)

Net deferred taxes	$333	$318

We recorded $14 million of net operating loss benefits in 2010 and $2 million in 2009. At year-end 2010, we had approximately $291 million of tax net operating losses (excluding valuation allowances), of which $192 million expire through 2030.

Reconciliation of U.S. Federal Statutory Income Tax Rate to Actual Income Tax Rate

The following table reconciles the U.S. statutory tax rate to our effective income tax rate for continuing operations:

	2010	2009	2008
U.S. statutory tax rate	35.00%	(35.00)%	35.00%
U.S. state income taxes, net of U.S. federal tax benefit	3.07	(2.88)	30.20
Nondeductible expenses	0.05	0.01	1.54
Non-U.S. income	0.39	4.78	29.24
Noncontrolling interest	—	0.51	91.94
Audit activity	1.22	0.00	(13.02)
Change in valuation allowance	0.33	2.39	94.62

Effective rate	40.06%	(30.19)%	269.52%

Cash taxes are included within changes in Net Parent Investment.

3.	ASSET SECURITIZATIONS

We periodically securitize, without recourse, through bankruptcy-remote special purpose entities, notes receivable originated in connection with the sale of vacation ownership products. Generally, in order for a vacation ownership note receivable to be eligible for securitization, the note receivable must be associated with a North America or Luxury segment project, the loan must not be delinquent, the purchaser must have made a down-payment of at least 10 percent of the purchase price and made at least one payment on the loan, and the borrower must have a FICO score of greater than 600. We continue to service the notes receivable and transfer all proceeds collected to special purpose entities. We retain servicing agreements and other interests in the notes receivable. The executed transactions typically include minimal cash reserves established at time of notes receivable securitization as well as default and delinquency triggers, which we monitor on a monthly basis. We may also voluntarily repurchase defaulted notes receivable (over 150 days past due). As a result of our adoption of the new Consolidation Standard, we no longer account for notes receivable securitizations as sales, and therefore, we did not recognize gains or losses on the 2010 notes receivable securitization, nor do we expect to recognize gains or losses on future notes receivable securitizations. See Footnote No. 1, “Summary of Significant Accounting Policies,” for additional information on the impact of our 2010 first quarter adoption of the new Consolidation Standard on our notes receivable securitizations, including the elimination of residual interests.

The following table shows cash flows between us and bondholders during 2009 and 2008. In 2010, we consolidated the entities that facilitate our notes receivable securitizations. See Footnote No. 15, “Variable Interest Entities,” for further discussion of the impact of our involvement with these entities on our financial position, financial performance and cash flows for 2010.

($ in millions)	2009	2008
Net proceeds from vacation ownership notes receivable securitizations	$349	$237
Voluntary repurchases of defaulted notes receivable (over 150 days overdue)	(81)	(56)
Servicing fees received	6	6
Cash flows received from our retained interests in notes receivable	75	96

Securitization collections, net of repurchases	$349	$283

The following table provides additional information pertaining to our historical notes receivable securitization transactions:

($ in millions)	2010	2009	2008
Securitized notes receivable(1)(2)	$229	$664	$300
Trust bonds payable issued(2)	$218	$522	$246
Gain from securitization included in Financing revenues in our Statement of Operations	$—	$37	$16

(1)	Originated in connection with sale of vacation ownership products.
(2)	Securitized notes receivable and bonds payable issued in 2009 resulted from two securitizations that occurred in the first and fourth quarters, the latter of which included the simultaneous repayment of the first quarter transaction bonds of $218 and ultimately resecuritized the underlying collateral that was securitized in the first quarter.

4.	NOTES RECEIVABLE

As discussed in Footnote No. 1, “Summary of Significant Accounting Policies,” on the first day of the 2010 fiscal year, we consolidated certain entities associated with past notes receivable securitization transactions. Prior to 2010, we were not required to consolidate the special purpose entities utilized to securitize the notes receivable.

The following table shows the composition of our vacation ownership notes receivable balances, net of reserves:

($ in millions)	At Year-End 2010	At Year-End 2009
Vacation ownership notes receivable—securitized	$1,029	$—
Vacation ownership notes receivable—non-securitized	225	414

Total vacation ownership notes receivable	$1,254	$414

The following tables show future principal payments, net of reserves, as well as interest rates for our securitized and non-securitized vacation ownership notes receivable.

Vacation Ownership Notes Receivable Principal Payments, net of reserves, and Interest Rates

($ in millions)	Non-Securitized Vacation Ownerships Notes Receivable	Securitized Vacation Ownership Notes Receivable	Total
2011	$55	$118	$173
2012	28	123	151
2013	24	130	154
2014	20	131	151
2015	19	126	145
Thereafter	79	401	480

Balance at year-end 2010	$225	$1,029	$1,254

Weighted average interest rate at year-end 2010	11.8%	13.1%	12.8%
Range of stated interest rates at year-end 2010	0.0 to 19.5%	5.2 to 19.5%	0.0 to 19.5%

We reflect interest income associated with vacation ownership notes receivable of $179 million, $46 million, and $68 million for 2010, 2009 and 2008, respectively, in our Statements of Operations in the Financing revenues caption. Of the $179 million of interest income we recognized from these loans in 2010, $139 million was associated with securitized notes receivable and $40 million was associated with non-securitized notes receivable, while the interest income recognized in 2009 and 2008 related solely to non-securitized notes receivable.

The following table summarizes the activity related to our vacation ownership notes receivable reserve for 2010, 2009 and 2008:

($ in millions)	Non-Securitized Vacation Ownership Notes Receivable Reserve	Securitized Vacation Ownership Notes Receivable Reserve	Total
Balance at year-end 2007	$19	$—	$19
Additions for current year vacation ownership product sales	49	—	49
Reductions for securitizations	(13)	—	(13)
Write-offs	(20)	—	(20)

Balance at year-end 2008	35	—	35
Additions for current year vacation ownership product sales	30	—	30
Reductions for securitizations	(25)	—	(25)
Write-offs	(13)	—	(13)

Balance at year-end 2009	27	—	27
One-time impact of the new Consolidation Standard(1)	84	134	218
Additions for current year vacation ownership product sales	32	—	32
Additions for new securitizations, net of clean-up call(2)	(18)	18	—
Write-offs	(79)	—	(79)
Defaulted notes receivable repurchase activity(3)	68	(68)	—
Other(4)	15	5	20

Balance at year-end 2010	$129	$89	$218

(1)	The non-securitized notes receivable reserve relates to the implementation of the new Consolidation Standard, which required us to establish reserves for certain previously securitized and subsequently repurchased notes held at January 2, 2010.
(2)	Clean-up call refers to our voluntary repurchase of $25 million of previously securitized non-defaulted notes receivable to retire a previous notes receivable securitization from 2002.
(3)	Decrease in securitized reserve and increase in non-securitized reserve was attributable to the transfer of the reserve when we repurchased the notes.
(4)	Consists of static pool and default rate assumption changes.

The following table shows our recorded investment in nonaccrual notes receivable, which are notes receivable that are 90 days or more past due. As noted in Footnote No. 1, “Summary of Significant Accounting Policies,” we recognize interest income on a cash basis for these notes receivable.

($ in millions)	Non-Securitized Vacation Ownership Notes Receivable	Securitized Vacation Ownership Notes Receivable	Total
Investment in notes receivable on nonaccrual status at year-end 2010	$113	$15	$128
Investment in notes receivable on nonaccrual status at year-end 2009	$113	$—	$113

The following table shows the aging of the recorded investment in principal, before reserves, in vacation ownership notes receivable.

($ in millions)	Non-Securitized Vacation Ownership Notes Receivable	Securitized Vacation Ownership Notes Receivable	Total
31–90 days past due	$12	$26	$38
91–150 days past due	9	15	24
Greater than 150 days past due	104	—	104

Total past due	125	41	166
Current	229	1,077	1,306

Total vacation ownership notes receivable	$354	$1,118	$1,472

5.	FAIR VALUE MEASUREMENTS

The guidance for fair value measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance outlines a valuation framework, creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures, and details the disclosures that are required for items measured at fair value.

We have various financial instruments we must measure at fair value on a recurring basis, including certain derivatives and residual interests related to our notes receivable securitizations. We also apply the provisions of fair value measurement to various non-recurring measurements for our financial and non-financial assets. See Footnote No. 16, “Restructuring Costs and Other Charges,” and Footnote No. 17, “Impairment Charges,” for further information.

The following table summarizes the changes in fair value of our Level 3 assets and liabilities that we measure at fair value on a recurring basis:

($ in millions)	Fair Value Measurements of Assets and Liabilities Using Level 3 Inputs
	Servicing Assets and Other Residual Interests	Derivative Instruments
Balance at beginning of 2008	$239	$(6)
Included in earnings (or changes in net assets)	(9)	(26)
Included in other comprehensive income	—	7
Transfers in or out of Level 3	—	—
Purchases, sales, issuances, and settlements	(8)	10

Total losses (realized or unrealized)	(17)	(9)

Ending balance at 2008	222	(15)
Included in earnings (or changes in net assets)	18	—
Transfers in or out of Level 3	—	—
Purchases, sales, issuances, and settlements	(26)	14

Total (losses) gains (realized or unrealized)	(8)	14

Ending balance at 2009	214	(1)
Included in earnings (or changes in net assets)	—	—
Included in other comprehensive income	—	—
Transfers in or out of Level 3	—	—
Purchases, sales, issuances, and settlements	—	—
Elimination in connection with implementation of the new Consolidation Standard	(214)	—

Total losses (realized or unrealized)	(214)	—

Ending balance at 2010	$—	$(1)

Servicing Assets and Other Residual Interests

As discussed in more detail in Footnote No. 3, “Asset Securitizations,” we periodically securitize notes receivable we originate in connection with vacation ownership product sales. We continue to service the notes receivable after the securitization, and we retain servicing assets and other interests in the notes receivable. Before 2010, we accounted for these assets and interests as residual interests. At the date of each notes receivable securitization and at the end of each reporting period, we estimated the fair value of our residual interests using a discounted cash flow model.

The most significant estimate we used in the measurement process for retained interests was the discount rate, followed by the default rate and the loan prepayment rate. We estimated these rates based on management’s expectations of future prepayment rates and default rates, reflecting our historical experience, industry trends, current market interest rates, expected future interest rates and other considerations. We based the discount rates we used in determining the fair values of our residual interests on the volatility characteristics (i.e., defaults and prepayments) of the residual interests and our estimate of discount rates used by other market participants.

As noted in the “Residual Interests” caption of Footnote No. 1, “Summary of Significant Accounting Policies,” prior to 2010 we treated the residual interests, including servicing assets, as trading securities under the provisions of accounting for certain investments in debt and equity securities. During 2009 and 2008, we recorded trading gains of $18 million and losses of $9 million, respectively, within the Financing revenues on our Statements of Operations.

During 2009 and 2008, we used the following key assumptions to measure, at the date of notes receivable securitization, the fair value of the residual interests, including servicing assets:

	2009	2008
Average discount rates	12.53%	9.23%
Average expected annual prepayments, including defaults	19.46%	24.01%
Expected weighted average life of prepayable notes receivable, excluding prepayments and defaults	72 months	76 months
Expected weighted average life of prepayable notes receivable, including prepayments and defaults	38 months	35 months

We based our key assumptions on our experience with notes receivable and servicing assets.

We used the following key assumptions in measuring the fair value of the residual interests, including servicing assets, in our 13 outstanding notes receivable securitizations at year-end 2009: an average discount rate of 16.06 percent; an average expected annual prepayment rate, including defaults, of 15.58 percent; an expected weighted average life of prepayable notes receivable, excluding prepayments and defaults, of 57 months; and an expected weighted average life of prepayable notes receivable, including prepayments and defaults, of 37 months.

We completed a stress test on the fair value of the residual interests, including servicing assets, as of year-end 2009 to measure the change in value associated with independent changes in individual key variables. This methodology applied unfavorable changes that would be statistically significant for the key variables of prepayment rate, discount rate, and weighted average remaining term. Before we applied any of these stress test changes, we determined that the fair value of the residual interests, including servicing assets and excluding $53 million of notes receivable that we retained full risk and rewards of cash flows for, was $214 million at year-end 2009.

Applying the stress tests, we concluded that each change to a variable shown in the table below would have the following impact on the valuation of our residual interests as of year-end 2009:

($ in millions)	Decrease in Valuation	Percentage Decrease
100 basis point increase in the prepayment rate	$6	2.6%
200 basis point increase in the prepayment rate	12	5.4%
100 basis point increase in the discount rate	5	2.3%
200 basis point increase in the discount rate	10	4.6%
Two month decline in the weighted average remaining term	2	0.9%
Four month decline in the weighted average remaining term	4	1.7%

For our first quarter and fourth quarter 2009 notes receivable securitizations, on the date of transfer we recorded notes receivable for which we retained full risks and rewards of cash flows, after the transfer at a fair value of $81 million and $58 million, respectively. We used a discounted cash flow model, including Level 3 inputs, to determine the fair value of notes receivable we effectively owned after the transfer. We based the discount rate we used in determining the fair value on the methodology described earlier in this footnote. Other assumptions, such as default and prepayment rates, are consistent with those used in determining the fair value of our residual interests. For additional information, see Footnote No. 3, “Asset Securitizations.”

Derivative Liabilities

We also use financial instruments to reduce our overall exposure to the changes in interest rates. All hedge transactions are executed by Marriott International. Historically, Marriott International managed our exposure on a combined basis with exposures of all other Marriott International businesses. We are required to carry our derivative assets and liabilities at fair value. At year-end 2010 and 2009, we had derivative instruments in a liability position of $1 million in the Other caption within the Liabilities section of our Balance Sheets which we valued using Level 3 inputs. We value our Level 3 input derivatives using valuations that we calibrate to the initial trade prices, with subsequent valuations based on unobservable inputs to the valuation model, including interest rates and volatilities.

During 2008, we entered into eleven interest rate swaps to manage interest rate risk associated with forecasted notes receivable securitizations. These swaps were designated as cash flow hedges under the guidance for derivatives and hedging. We terminated nine of the eleven swaps in 2008. The remaining two swaps became ineffective and we recognized a $13 million loss in Financing revenues on our full-year 2008 Statement of Operations and no longer accounted for them as cash flow hedges. We terminated these swaps in the first quarter of 2009 and recognized no additional material gain or loss.

6.	FINANCIAL INSTRUMENTS

The following table shows the carrying values and the fair values of financial assets and liabilities that qualify as financial instruments, determined in accordance with current guidance for disclosures on the fair value of financial instruments:

($ in millions)	At Year-End 2010		At Year-End 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Vacation ownership notes receivable—securitized	$1,029	$1,219	$—	$—
Vacation ownership notes receivable—non-securitized	225	231	414	424
Related party notes receivable	20	20	28	28
Residual interests and effectively owned notes receivable	—	—	267	267
Restricted cash	66	66	34	34

Total financial assets	$1,340	$1,536	$743	$753

Non-recourse debt associated with securitized notes receivable	$(1,017)	$(1,047)	$—	$—
Other debt	(5)	(5)	(59)	(59)
Other liabilities	(30)	(26)	(33)	(24)

Total financial liabilities	$(1,052)	$(1,078)	$(92)	$(83)

Vacation Ownership Notes Receivable

We estimate the fair value of our securitized notes receivable using a discounted cash flow model. We believe this is comparable to the model that an independent third party would use in the current market. Our model uses default rates, prepayment rates, coupon rates and loan terms for our securitized notes receivable portfolio as key drivers of risk and relative value, that when applied in combination with pricing parameters, determines the fair value of the underlying notes receivable.

We bifurcate our non-securitized notes receivable into two pools as follows:

($ in millions)	At Year-End 2010		At Year-End 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Vacation ownership notes receivable-eligible for securitization.	$47	$53	$126	$136
Vacation ownership notes receivable-not eligible for securitization	178	178	288	288

Total financial assets	$225	$231	$414	$424

We estimate the fair value of a portion of our non-securitized notes receivable that we believe will ultimately be securitized in the same manner as securitized notes receivable. We value the remaining non-securitized notes receivable at their carrying value, rather than using our pricing model. We believe that the carrying value of these particular notes receivable approximates fair value because the stated interest rates of these loans are consistent with current market rates and the reserve for these notes receivable appropriately accounts for risks in default rates, prepayment rates and loan terms.

Other Notes Receivable

We estimate the fair value of our other notes receivable by discounting cash flows using risk-adjusted rates.

Non-Recourse Debt Associated with Securitized Notes Receivable

We internally generate cash flow estimates by modeling all bond tranches for our active notes receivable securitization transactions, with consideration for the collateral specific to each tranche. The key drivers in our analysis include default rates, prepayment rates, bond interest rates and other structural factors, which we use to estimate the projected cash flows. In order to estimate market credit spreads by rating, we reviewed market spreads from vacation ownership notes receivable securitizations and other asset-backed transactions that occurred in the market during 2010 and 2009. We then applied those estimated market spreads to swap rates in order to estimate an underlying discount rate for calculating the fair value of the active bonds payable.

Other Liabilities

We estimate the fair value of our other liabilities that are financial instruments using expected future payments discounted at risk-adjusted rates. These liabilities represent guarantee costs and reserves and deposit liabilities. The carrying values of our guarantee costs and reserves approximate their fair values. We estimate the fair value of our deposit liabilities primarily by discounting future payments at a risk-adjusted rate.

7.	ACQUISITIONS AND DISPOSITIONS

2010 Acquisitions and Dispositions

In 2010, we acquired vacation ownership units for sale in our Luxury segment for cash consideration of $111 million, which included a deposit of $11 million paid in 2009.

In 2010, we sold one operating hotel, classified within property and equipment within our Asia Pacific segment, that we acquired for conversion to vacation ownership products. Net cash proceeds totaled $38 million and we recorded a net gain of $21 million in Gains and other income on our Statements of Operations. We accounted for the sale under the full accrual method in accordance with accounting for sales of real estate.

2009 Acquisitions and Dispositions

We made no significant acquisitions or dispositions in 2009.

2008 Acquisitions and Dispositions

In 2008, within our Luxury segment, we owned 50 percent of the equity of a venture that developed vacation ownership and residential products, and we acquired the remainder of the equity as well as land and other assets from our joint venture partner for $42 million. We acquired assets and assumed liabilities of $80 million and $38 million, respectively.

Within our North America segment, we acquired two land parcels for future development for cash consideration of $15 million and $47 million, respectively.

Within our Asia Pacific segment, we acquired built units for cash consideration and assumed liabilities of $39 million and $24 million, respectively and we acquired other units for cash consideration of $14 million. Additionally, we acquired a hotel for conversion to vacation ownership products for $27 million, which was disposed of in 2010.

We made no significant dispositions in 2008.

8.	INVENTORY

The following table shows the composition of our inventory balances:

($ in millions)	At Year-End 2010	At Year-End 2009
Finished goods	$652	$761
Work-in-progress	203	267
Land and infrastructure	551	341

Real estate inventory	1,406	1,369
Operating supplies and retail inventory	6	8

	$1,412	$1,377

Interest capitalized as a cost of inventory totaled $3 million, $19 million and $25 million in 2010, 2009 and 2008, respectively.

We value vacation ownership and residential products at the lower of cost or fair market value less costs to sell, in accordance with applicable accounting guidance, and we record operating supplies at the lower of cost (using the first-in, first-out method) or market.

Weak economic conditions in the United States, Europe and much of the rest of the world, instability in the financial markets following the 2008 worldwide financial crisis and weak consumer confidence all contributed to a difficult business environment and resulted in weaker demand for our products, in particular our residential products, but also to a lesser extent our vacation ownership products. Accordingly, we have recorded inventory impairments and related reversals since that time. See Footnote No. 17, “Impairment Charges,” for additional information.

9.	PROPERTY AND EQUIPMENT

The following table details the composition of our property and equipment balances:

($ in millions)	At Year-End 2010	At Year-End 2009
Land	$148	$165
Buildings and leasehold improvements	219	233
Furniture and equipment	261	250
Construction in progress	18	16

	646	664
Accumulated depreciation	(336)	(306)

	$310	$358

Interest capitalized as a cost of property and equipment totaled less than $1 million in each of 2010, 2009 and 2008. Depreciation expense totaled $35 million in 2010, $42 million in 2009 and $44 million in 2008.

10.	CONTINGENCIES AND COMMITMENTS

See Footnote No. 18, “Significant Investments,” for commitments and contingencies relating to one equity method investment.

Guarantees

We issue guarantees to certain lenders in connection with the provision of third-party financing for our sales of vacation ownership products for the Luxury and Asia Pacific segments. The terms of guarantees to lenders generally require us to fund if the purchaser fails to pay under the term of its note payable. Marriott International has guaranteed our performance under these arrangements. We are entitled to recover any funding to third-party lenders related to these guarantees through reacquisition and resale of the vacation ownership product. Our commitments under these guarantees expire as notes mature or are repaid and the terms of the underlying notes extend to 2020.

The following table shows the maximum potential amount of future fundings for financing guarantees where we are the primary obligor and the carrying amount of the liability for expected future fundings.

($ in millions)	Maximum Potential Amount of Future Fundings at Year-End 2010	Liability for Expected Future Fundings at Year-End 2010
Segment
Asia Pacific	$24	$—
Luxury	3	1

Total guarantees where we are the primary obligor	$27	$1

We included our liability for expected future fundings of the financing guarantees at year-end 2010 in our Balance Sheets in the Other caption within Liabilities.

In addition to the guarantees we describe in the preceding paragraphs, in conjunction with financing obtained for specific projects or properties owned by joint ventures in which we are a party, we may provide industry standard indemnifications to the lender for loss, liability or damage occurring as a result of the actions of the other joint venture owner or our own actions.

Commitments and Letters of Credit

In addition to the guarantees we note in the preceding paragraphs, as of year-end 2010, we had the following commitments outstanding:

•

A commitment for $18 million (HK$141 million) to purchase vacation ownership units upon completion of construction for sale in our Asia Pacific segment. We have already made deposits of $11 million in conjunction with this commitment. We expect to pay the remaining $7 million upon acquisition of the units in 2011.

•	$4 million (€3 million) of other purchase commitments that we expect to fund over the next four years, as follows: $1 million in each of 2011, 2012, 2013 and 2014.

•	We have various contracts for the use of information technology hardware and software that we use in the normal course of business. Our commitments are $5 million in each of 2011 and 2012.

•	Commitments to subsidize vacation ownership associations were $12 million which we expect will be paid in 2011.

Surety bonds guaranteed by Marriott International issued as of year-end 2010 totaled $109 million, the majority of which were requested by federal, state or local governments related to our operations.

At year-end 2010, we had $31 million of letters of credit outstanding under Marriott International credit facilities, the majority of which related to our Asia Pacific consumer financing guarantee.

Other

We estimate the cash outflow associated with completing the phases of our existing portfolio of vacation ownership projects currently under development will be approximately $206 million of which $15 million is included within liabilities on our Balance Sheet. This estimate is based on our current development plans, which remain subject to change, and we expect the phases currently under development will be completed by 2016.

Leases

We have various land, real estate and equipment operating leases. The land leases primarily consist of two long-term golf course land leases with terms of 20 and 50 years. The other operating leases are primarily for office and retail space as well as equipment supporting our operations, and have lease terms of between 3 and 10 years. We have summarized our future obligations under operating leases at year-end 2010, below:

($ in millions) Fiscal Year	Golf Land Leases	Other Operating	Total
2011	$1	$15	$16
2012	1	10	11
2013	1	8	9
2014	1	2	3
2015	1	2	3
Thereafter	34	2	36

Total minimum lease payments	$39	$39	$78

Certain of these leases provide for minimum rentals and additional rentals based on our operations of the leased property. The total minimum lease payments above exclude approximately $20 million in future lease payments which have been accrued on the Balance Sheets as part of historical restructuring charges. The future lease payments accrued as restructuring charges are expected to be paid as follows: $7 million in 2011, $6 million in 2012, $5 million in 2013 and $2 million in 2014.

The following table details the composition of rent expense associated with operating leases, net of sublease income, for the last three years:

($ in millions)	2010	2009	2008
Minimum rentals	$11	$24	$35
Additional rentals	6	6	14

	$17	$30	$49

11. DEBT

As discussed in Footnote No. 1, “Summary of Significant Accounting Policies,” Marriott International uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt specifically incurred through the securitization of notes receivable and our acquisition specific financing. On the first day of the 2010 fiscal year we consolidated certain previously unconsolidated entities associated with past notes receivable securitization transactions (and later in 2010 we consolidated the special purpose entity associated with our 2010 notes receivable securitization), resulting in consolidation of the related debt obligations.

The following table provides detail on our debt balances:

($ in millions)	At Year-End 2010	At Year-End 2009
Non-recourse debt associated with securitized notes receivable, interest rates ranging from 0.31% to 7.20% (weighted average interest rate of 4.96%)	$1,017	$—
Other	5	59

	$1,022	$59

The non-recourse debt associated with securitized notes receivable was, and to the extent currently outstanding is, secured by the related notes receivable. All of our other debt was, and to the extent currently outstanding is, recourse to us but unsecured.

Each of our securitized notes receivable pools contain various triggers relating to the performance of the underlying notes receivable. If a pool of securitized notes receivable fails to perform within the pool’s established parameters (default or delinquency thresholds vary by deal), transaction provisions effectively redirect the monthly excess spread we would otherwise receive from that pool (related to the interests we retained) to accelerate the principal payments to investors based on the subordination of the different tranches until the performance trigger is cured. In 2010, seven of our securitized notes receivable pools reached performance triggers in different months throughout the year as a result of increased defaults. As of year-end 2010, performance had improved sufficiently in six of the seven notes receivable pools that were not meeting performance thresholds during some portion of 2010 to cure the performance triggers. For 2010 and 2009, approximately $6 million and $17 million, respectively, of cash flows were redirected as a result of reaching the performance triggers for those years. None of our pools experienced performance triggers in 2008, so no cash flow was redirected during that year. At year-end 2010, we had 13 securitized notes receivable pools outstanding.

The following table shows scheduled future principal payments for our non-recourse debt associated with securitizations and other debt.

($ in millions) Debt Principal Payments	Non-Recourse Debt	Other Debt	Total
2011	$126	$2	$128
2012	131	—	131
2013	138	—	138
2014	139	—	139
2015	134	—	134
Thereafter	349	3	352

Balance at year-end 2010	$1,017	$5	$1,022

As the contractual terms of the underlying securitized notes receivable determine the maturities of the non-recourse debt associated with them, actual maturities may occur earlier than shown above due to prepayments by the notes receivable obligors.

We paid cash for interest, net of amounts capitalized, of $54 million in 2010, and less than $1 million in 2009 and 2008.

12. OTHER LIABILITIES

Liability for Marriott Rewards Customer Loyalty Program

We participate in the Marriott Rewards customer loyalty program. Program members earn Marriott Rewards Points based on their purchases of vacation ownership products and/or through exchange and other activities, as well as through hotel stays and other activities that are not related to our business. Points are tracked on members’ behalf and can be redeemed for stays at most of Marriott International’s lodging properties, airline tickets, airline frequent flyer program miles, rental cars and a variety of other awards; however, points cannot be redeemed for cash. As members earn points through our business, we record an accrual for amounts that we expect will, in the aggregate, equal the costs of point redemptions and our portion of program operating costs over time.

Historically, we have determined the carrying value of the future redemption obligation based on statistical formulas that project timing of future point redemption based on historical levels, including estimates of the points that will eventually be redeemed and the “breakage” for points that will never be redeemed. These judgment factors determine the required liability for outstanding points. The liability is relieved upon redemption of points by program members. Our Marriott Rewards customer loyalty program’s liability totaled $220 million at year-end 2010 and $255 million at year-end 2009.

We completed a stress test on the carrying value of our Marriott Rewards customer loyalty liability to measure the change in obligation associated with independent changes in key estimates as described in Footnote No. 1, “Summary of Significant Accounting Policies.” We applied this methodology to unfavorable changes that would be statistically significant and we concluded that each change to a variable shown in the table below would have the following impact on the valuation of our customer loyalty liability at year-end 2010:

($ in millions)
5 percent change in the cost per point	$10
10 percent change in the cost per point	$21
100 basis point change in the breakage rate	$9
200 basis point change in the breakage rate	$18

Although we did not specifically perform stress tests on the redemption curve because it is difficult to isolate a single quantitative measure to perform such a test against, changes in the redemption curve could also have an impact on the valuation of our Marriott Rewards customer loyalty program liability.

Deferred Compensation Liability

Certain of our senior management have the opportunity to supplement their retirement and other tax-deferred savings under the Marriott International, Inc. Executive Deferred Compensation Plan (“Marriott International EDC”), which Marriott International maintains and administers. Under the Marriott International EDC, participating employees may defer payment and income taxation of a portion of their salary and bonus. The plan also gives participants the opportunity for long-term capital appreciation by crediting their accounts with notional earnings (at a fixed annual rate of return of 5.5% for 2010 and 5.5% for 2009). Prior to 2009, there were benchmark investments available based on underlying investment funds.

We may also make an additional discretionary contribution to the participant’s EDC accounts based on subjective factors such as individual performance, key contributions and retention needs. We made no additional discretionary contributions for our employees in 2010 or 2009. For 2008, we matched 75 percent on deferrals of the first six percent or three percent of compensation for certain executives.

13. NET PARENT INVESTMENT

Net Parent Investment in the Balance Sheets represent Marriott International’s historical investment in us, our accumulated net earnings after taxes and the net effect of the transactions with and allocations from Marriott International. See also Footnote No. 1, “Summary of Significant Accounting Policies,” as well as Footnote No. 19, “Related Party Transactions.”

14. SHARE-BASED COMPENSATION

Marriott International maintains the Marriott International Stock Plan for the benefit of its officers, directors and employees, including our employees. The following disclosures represent the portion of the Marriott International Stock Plan liabilities and expenses maintained by Marriott International in which our employees participated. All share-based awards granted under the Marriott International Stock Plan relate to Marriott International Stock. As such, all related equity account balances are reflected in Marriott International’s consolidated statements of stockholders’ equity and have not been reflected in our Financial Statements.

Under the Marriott International Stock Plan, Marriott International awards to certain of our employees: (1) stock options to purchase Marriott International common stock (“Stock Option Program”); (2) stock appreciation rights (“SARs”) for Marriott International common stock (“SAR Program”); and (3) restricted stock units (“RSUs”) of Marriott International Stock. Marriott International granted these awards at exercise prices or strike prices that were equal to the market price of Marriott International common stock on the date of grant.

For all share-based awards, the guidance requires that Marriott International measure compensation costs related to share-based payment transactions with our employees at fair value on the grant date and recognize those costs in the financial statements over the vesting period during which the employees provide service in exchange for the award.

During 2010, Marriott International granted our employees 403,425 RSUs and 56,936 SARs.

We recorded share-based compensation expense related to award grants to our employees of $10 million in 2010, $10 million in 2009 and $13 million in 2008. Deferred compensation costs related to unvested awards held by our employees totaled $12 million at year-end 2010 and $13 million at year-end 2009. As of year-end 2010, we expect that deferred compensation expenses for our employees will be recognized over a weighted average period of two years.

For awards granted after 2005, we recognized share-based compensation expense over the period from the grant date to the date on which the award is no longer contingent on the employee providing additional service (the “substantive vesting period”). We continued to follow the stated vesting period for the unvested portion of awards granted to our employees before 2006 and the adoption of the current guidance for share-based compensation and follow the substantive vesting period for awards granted to our employees after 2005.

In accordance with the guidance for share-based compensation, we presented the tax benefits and costs resulting from the exercise or vesting of share-based awards related to our employees as financing cash flows. The exercise of share-based awards for our employees resulted in tax benefits of $3 million in 2010 and $1 million in 2008 and tax costs of $1 million in 2009.

Marriott International received $12 million in 2010, $3 million in 2009 and $2 million in 2008 in cash from our employees for the exercise of stock options granted under the Marriott International Stock Plan.

RSUs

Marriott International issues RSUs under the Marriott International Stock Plan to certain officers and key employees at our business and those units vest generally over four years in annual installments commencing one year after the date of grant. We recognize compensation expense for the RSUs over the service period equal to the fair market value of the stock units on the date of issuance. Upon vesting, RSUs convert to shares of Marriott International common stock and are distributed from Marriott International treasury shares. At year-end 2010 and year-end 2009, we had approximately $11 million and $12 million, respectively, in deferred compensation costs related to RSUs for our employees. The weighted average remaining term for RSU grants outstanding at year-end 2010 for our employees was two years.

The following table provides additional information on RSUs granted to our employees for the last three fiscal years:

	2010	2009	2008
Share-based compensation expense (in millions)	$9	$9	$11
Weighted average grant-date fair value (per share)	27	23	30
Aggregate intrinsic value of converted and distributed (in millions)	8	5	10

The following table shows the 2010 changes in outstanding RSU grants for our employees:

	Number of RSUs	Weighted Average Grant-Date Fair Value
Outstanding at year-end 2009	802,936	$33
Granted during 2010	403,425	27
Distributed during 2010	(301,609)	34
Forfeited during 2010	(77,420)	30

Outstanding at year-end 2010	827,332	29

Stock Options and SARs

Marriott International may grant employee non-qualified stock options to officers and key employees of our business at exercise prices or strike prices equal to the market price of Marriott International common stock on the date of grant. Non-qualified stock options generally expire ten years after the date of grant, except those issued from 1990 through 2000, which expire 15 years after the date of the grant. Most stock options under the Marriott International Stock Plan are exercisable in cumulative installments of one quarter at the end of each of the first four years following the date of grant.

We recognized no stock option compensation expense for our employees in 2010, 2009 and 2008. There were no deferred compensation costs related to our employee stock options for our employees at both year-end 2010 and 2009.

The following table shows the 2010 changes in outstanding stock options for our employees:

	Number of Options	Weighted Average Exercise Price
Outstanding at year-end 2009	1,576,516	$18
Granted during 2010	—	—
Exercised during 2010	(624,808)	18
Forfeited during 2010	(100)	21

Outstanding at year-end 2010	951,608	17

The following table shows the stock options issued to our employees that were outstanding and exercisable at year-end 2010:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
$ 8 to $12	23,197	$12	1	23,197	$12	1
13 to 17	735,896	15	3	735,896	15	3
18 to 22	9,700	20	3	9,700	20	3
23 to 49	182,815	25	4	182,815	25	4

8 to 49	951,608	17	3	951,608	17	3

Marriott International granted no stock options to our employees under the Marriott International Stock Plan in 2010, 2009 or 2008.

The following table shows the intrinsic value of outstanding stock options and exercisable stock options held by our employees at year-end 2010 and 2009:

($ in millions)	2010	2009
Outstanding stock options	$24	$15
Exercisable stock options	$24	$15

The approximate total intrinsic value of stock options exercised by our employees was $10 million in 2010, $2 million in 2009 and $3 million in 2008.

Marriott International may grant SARs to officers and key employees of our business at exercise prices or strike prices equal to the market price of Marriott International common stock on the date of grant. SARs generally expire ten years after the date of grant and both vest and may be exercised in cumulative installments of one quarter at the end of each of the first four years following the date of grant. On exercise of SARs, our employees receive the number of shares of Marriott International common stock equal to the number of SARs being exercised, multiplied by the quotient of (a) the final value minus the base value, divided by (b) the final value.

We recognized compensation expense associated with SARs held by our employees of $1 million in each of 2010 and 2009, and $2 million in 2008. At year-end 2010 and year-end 2009, we had less than $1 million in deferred compensation costs related to SARs held by our employees. Upon the exercise of SARs held by our employees, Marriott International issues shares from treasury shares. The following table shows the 2010 changes in outstanding SARs held by our employees:

	Number of SARs	Weighted Average Exercise Price
Outstanding at year-end 2009	212,048	$31
Granted during 2010	56,936	27
Exercised during 2010	(32,855)	34
Forfeited during 2010	(24,633)	30

Outstanding at year-end 2010	211,496	29

The following tables show the number of SARs held by our employees granted in the last three years, the associated weighted average base values, and the associated weighted average grant-date fair values:

SARs	2010	2009	2008
SARs granted	56,936	—	184,400
Weighted average base value	$27	$—	$30
Weighted average grant-date fair value	$10	$—	$11

Our employees forfeited 24,633 SARs in 2010 and 1,764 SARs in 2009. Outstanding SARs our employees held had a total intrinsic value of $3 million at year-end 2010 and zero at year-end 2009, and exercisable SARs our employees held had a total intrinsic value of $1 million at year-end 2010 and zero at year-end 2009. SARs exercised by our employees during 2010 had a total intrinsic value of $138,418. Our employees did not exercise any SARs in 2009 or 2008.

We use a binomial method to estimate the fair value of the stock options or SARs granted, under which we calculated the weighted average expected stock option or SAR as the product of a lattice-based binomial valuation model that uses suboptimal exercise factors. We use historical data to estimate exercise behaviors for separate groups of retirement eligible and non-retirement eligible employees of our business. The following table shows the assumptions we used for stock options and SARs our employees held for 2010, 2009 and 2008:

	2010	2009	2008
Expected volatility	32%	32%	29%
Dividend yield	0.71%	0.95%	0.80 – 0.95%
Risk-free rate	3.3%	2.2%	3.4 – 3.9%
Expected term (in years)	7.0	7.0	6 – 9

In making these assumptions, we based risk-free rates on the corresponding U.S. Treasury spot rates for the expected duration at the date of grant, which Marriott International converted to a continuously compounded rate. We based the expected volatility on the weighted-average historical volatility of the Marriott International Stock, with periods with atypical stock movement given a lower weight to reflect stabilized long-term mean volatility.

15. VARIABLE INTEREST ENTITIES

In accordance with the applicable accounting guidance for the consolidation of variable interest entities, we analyze our variable interests, including loans, guarantees and equity investments, to determine if an entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews. We base our quantitative analysis on the forecasted cash flows of the entity, and our qualitative analysis on our review of the design of the entity, its organizational structure including decision-making ability, and relevant financial agreements. We also use our qualitative analyses to determine if we must consolidate a variable interest entity as its primary beneficiary.

Variable Interest Entities Related to Our Notes Receivable Securitizations

We periodically securitize, without recourse, through special purpose entities, notes receivable originated in connection with the sale of vacation ownership products. These notes receivable securitizations provide funding for us and transfer the economic risks and substantially all the benefits of the loans to third parties. In a notes receivable securitization, various classes of debt securities that the special purpose entities issue are generally collateralized by a single tranche of transferred assets, which consist of vacation ownership notes receivable. We service the notes receivable. With each notes receivable securitization, we may retain a portion of the securities, subordinated tranches, interest-only strips, subordinated interests in accrued interest and fees on the securitized notes receivables or, in some cases, overcollateralization and cash reserve accounts.

Under GAAP as it existed before 2010, these entities met the definition of QSPEs, and we were not required to evaluate them for consolidation. We evaluated these entities for consolidation when we implemented the new Consolidation Standard in the 2010 first quarter. We created these entities to serve as a mechanism for holding assets and related liabilities, and the entities have no equity investment at risk, making them variable interest entities. We continue to service the notes receivable, transfer all proceeds collected to these special purpose entities, and retain rights to receive benefits that are potentially significant to the entities. Accordingly, we concluded under the new Consolidation Standard that we are the entities’ primary beneficiary and, therefore, consolidate them. Please see Footnote No. 1, “Summary of Significant Accounting Policies,” for additional information, including the impact of initial consolidation of these entities.

At year-end 2010, combined assets included in our Balance Sheet that are collateral for the obligations of these variable interest entities had a carrying amount of $1,081 million, comprised of $1,029 million of notes receivable (net of reserves), $7 million of interest receivable and $45 million of restricted cash. Further, at year-end 2010, combined liabilities included in our Balance Sheet for these variable interest entities had a carrying amount of $1,020 million, comprised of $3 million of interest payable and $1,017 million of debt. The noncontrolling interest balance was zero. The creditors of these entities do not have general recourse to us. As a result of our involvement with these entities, we recognized $139 million of interest income, offset by $51 million of interest expense to investors, and $4 million in debt issuance cost amortization.

The following table shows cash flows between us and the notes receivable securitization variable interest entities:

($ in millions)	2010
Cash inflows:
Proceeds from notes receivable securitization	$215
Principal receipts	231
Interest receipts	142

Total	588

Cash outflows:
Principal to investors	(230)
Repurchases	(93)
Interest to investors	(53)

Total	(376)

Net Cash Flows	$212

Under the terms of our notes receivable securitizations, we have the right at our option to repurchase defaulted mortgage notes at the outstanding principal balance. The transaction documents typically limit such repurchases to 10 to 20 percent of the transaction’s initial mortgage balance. We made voluntary repurchases of defaulted notes receivable of $68 million during 2010, $81 million during 2009, and $56 million during 2008. We also made voluntary repurchases of $25 million of other non-defaulted notes receivable during 2010 to retire a previous notes receivable securitization from 2002. Our maximum exposure to loss relating to the entities that own these notes receivable is the overcollateralization amount (the difference between the loan collateral balance and the balance on the outstanding notes receivable), plus cash reserves and any residual interest in future cash flows from collateral.

Other Variable Interest Entities

In 2010, we completed the acquisition of the noncontrolling interest in an entity that develops and markets vacation ownership and residential products. We had previously concluded that the entity was a variable interest entity because the voting rights were not proportionate to the economic interests and we had consolidated the entity because we were the primary beneficiary. Following our acquisition of the noncontrolling interest, we determined that this now wholly owned entity was no longer a variable interest entity.

In 2010, we caused the sale of substantially all of the assets and liabilities of an entity in which we have a call option on the equity, resulting in an $18 million gain (plus $3 million recorded in wholly owned entities) and net cash flow of $38 million (of a total $42 million in various entities). We had previously concluded that the entity, which holds property and land acquired for vacation ownership development that we operated as a hotel, was a variable interest entity because the equity investment at risk was not sufficient to permit it to finance its activities without additional support from other parties. We concluded we were the primary beneficiary because we had ultimate power to direct the activities that most significantly impact the entity’s economic performance. Our involvement with the entity did not have a material effect on our financial performance or cash flows before 2010.

See Footnote No. 18, “Significant Investments,” for information pertaining to an equity method investee that is a variable interest entity.

16. RESTRUCTURING COSTS AND OTHER CHARGES

During the latter part of 2008, our business was negatively affected by the global downturn in market conditions and particularly the significant deterioration in the credit markets. These declines resulted in cancellation of development projects and reduced contract sales. In the fourth quarter of 2008, we put company-wide cost-saving measures in place in response to these declines. The initiatives resulted in restructuring costs of $19 million and other charges of $44 million in the 2008 fourth quarter. As part of the restructuring actions we began in 2008 and as a result of the continued deterioration in market conditions, we initiated further cost-saving measures in 2009 associated with our business that resulted in additional restructuring costs of $44 million in 2009. We completed this restructuring in 2009 and have not incurred additional expenses in connection with these initiatives. We also recorded $29 million of other charges in 2009.

2008 Restructuring Costs

Total restructuring costs by segment for fiscal year 2008 are as follows:

($ in millions)	Severance	Facility Exit Related	Total
North America Segment	$8	$5	$13
Luxury Segment	1	—	1
Europe Segment	5	—	5

Total	$14	$5	$19

Severance

These various restructuring initiatives resulted in an overall reduction of 965 employees (the majority of whom were terminated by year-end 2008) across our business. We recorded a total workforce reduction charge of $14 million related primarily to severance and fringe benefits.

Facilities Exit Costs

As a result of workforce reductions, closure of sales centers and delays in filling vacant positions that were part of the restructuring, we ceased using certain leased facilities. We recorded a restructuring charge of approximately $5 million associated with these facilities, primarily related to non-cancelable lease costs in excess of estimated sublease income.

2008 Other Charges

Total other charges by segment for fiscal year 2008 are as follows:

($ in millions)	Contract Cancellation Allowance	Residual Interest Valuation	Total
Luxury Segment	$12	$—	$12
Corporate and other	—	32	32

Total	$12	$32	$44

Contract Cancellation Allowances

Our Financial Statements reflected net contract cancellation allowances totaling $12 million we recorded in the 2008 fourth quarter in anticipation that a portion of contract revenue and cost previously recorded for certain projects under the percentage-of-completion method would not be realized due to contract cancellations prior to closing. We had an equity method investment in one of these projects, and reflected $7 million of the $12 million in the Equity in (losses) earnings caption on our Statements of Operations. The remaining net $5 million of contract cancellation allowances consisted of a reduction in revenue, net of adjustments to product costs and other direct costs, and was recorded in Sales of vacation ownership products and Cost of vacation ownership products on our Statements of Operations.

Residual Interests Valuation

The fair market value of our residual interests in securitized notes receivable declined in the fourth quarter of 2008 primarily due to an increase in the market rate of interest at which we discount future cash flows to estimate the fair market value of the retained interests. The increase in the market rate of interest reflected deteriorating economic conditions and disruption in the credit markets, which significantly increased the borrowing costs to issuers. As a result of this change, we recorded a $32 million charge in Financing revenues caption on our Statement of Operations to reflect the decrease in the fair value of these residual interests.

2009 Restructuring Costs

Total restructuring costs by segment for fiscal year 2009 are as follows:

($ in millions)	Severance	Facility Exit Related	Total
North America Segment	$10	$21	$31
Luxury Segment	1	2	3
Europe Segment	2	1	3
Asia Pacific Segment	2	5	7

Total	$15	$29	$44

We recorded further restructuring costs in 2009 of $44 million, including: (1) $15 million in severance costs for the severance of 983 employees; and (2) $29 million in facility exit costs primarily associated with non-cancelable lease costs in excess of estimated sublease income arising from the reduction in personnel and ceased use of certain lease facilities. We completed this restructuring in 2009 and did not incur additional expenses in connection with these initiatives.

2009 Other Charges

Total other charges by segment for fiscal year 2009 are as follows:

($ in millions)	Contract Cancellation Allowance	Residual Interest Valuation	Total
Luxury Segment	$9	$—	$9
Corporate and other	—	20	20

Total	$9	$20	$29

Contract Cancellation Allowances

Our Financial Statements reflect 2009 net contract cancellation allowances of $9 million recorded in anticipation that a portion of contract revenue and costs previously recorded for certain projects under the percentage-of-completion method will not be realized due to contract cancellations prior to closing. We had an equity method investment in one of these projects, and accordingly, we reflected $6 million of the $9 million in the Equity in (losses) earnings caption on our Statements of Operations. The remaining net $3 million of contract cancellation allowances consisted of a reduction in revenue, net of adjustments to product costs and other direct costs and was recorded in Sales of vacation ownership products, net and Cost of vacation ownership products on our Statements of Operations.

Residual Interests Valuation

The fair market value of our residual interests in securitized notes receivable declined in the first half of 2009 primarily due to an increase in the market rate of interest at which we discounted future cash flows to estimate the fair market value of the retained interests as well as certain previously securitized notes receivable pools reaching performance triggers. The increase in the market rate of interest reflected an increase in defaults caused by the continued deteriorating economic conditions. As a result of this change, we recorded an $11 million charge in the 2009 first quarter, which was partially offset by a $7 million favorable impact from changes in assumptions related to discount rate, defaults and prepayments in the 2009 second, third and fourth quarters. Eight previously securitized notes receivable pools reached performance triggers as a result of increased defaults (one pool in March 2009, six pools in April and May 2009, and one pool in December 2009). These performance triggers effectively redirected the excess spread we typically receive each month to accelerate returns to investors and resulted in $20 million in charges in the first half of 2009. In the 2009 second half, notes receivable performance improved sufficiently in seven of the eight previously securitized notes receivable pools to cure the performance triggers, resulting in a $4 million benefit to residual interest. We recorded these charges in the Financing revenues caption on our Statements of Operations. The tables summarizing the changes to our Level 3 assets and liabilities which are measured at fair value on a recurring basis in Footnote No. 5, “Fair Value Measurements,” reflect the $20 million in total charges in 2009 on the “Included in earnings” line, which also reflects a partial offset due to other changes in the underlying assumptions that impact the fair value of the residual interests and the cure of the performance triggers in the 2009 second half.

Summary of Restructuring Costs and Liability

The following table provides additional information regarding our restructuring, including the balance of the liability at year-end 2010 and total costs incurred through the end of the restructuring in 2009:

($ in millions)	Restructuring Costs Liability at Year-End 2008	2009 Restructuring Charges	Cash Payments in 2009	Non-Cash Adjustments in 2009	Restructuring Costs Liability at Year-End 2009	Cash Payments in 2010	Restructuring Costs Liability at Year-End 2010	Total Cumulative Restructuring Costs through 2009
Severance	$11	$15	$21	$(1)	$4	$3	$1	$29
Facilities exit costs	5	29	7	(9)	18	5	13	34

Total restructuring costs	$16	$44	$28	$(10)	$22	$8	$14	$63

17. IMPAIRMENT CHARGES

In accordance with ASC 978, “Real Estate—Time-sharing Activities,” and ASC 360, “Property, Plant, and Equipment,” we have recorded impairment adjustments to inventory, property and equipment and one joint venture investment and related party notes receivable to adjust the carrying value of underlying assets to our estimate of its fair value when required.

($ in millions)	2010	2009	2008
Impairment Charge
Inventory impairment	$1	$546	$44
Property and equipment impairment	14	56	—
Other impairments	—	21	—

Total impairment charge	$15	$623	$44

Refer to Footnote No. 18, “Significant Investments,” for discussion of the impairment charges that impacted equity investments.

2008 Impairment Charges

We incurred total impairment charges during 2008 as follows:

($ in millions)	North America Segment	Luxury Segment	Europe Segment	Total
Impairment Charge
Inventory impairment	$9	$25	$10	$44

The $25 million of impairment charges in the Luxury segment primarily consisted of a $22 million non-cash impairment charge for a vacation ownership and residential real estate project held for development by a Luxury segment joint venture that we consolidate. We recorded a pretax benefit of $12 million in the 2008 third quarter within the Net losses attributable to noncontrolling interests, net of tax line on our Statements of Operations representing our joint venture partner’s pretax share of the $22 million impairment charge. We made the net $10 million adjustment in accordance with ASC 360 to adjust the carrying value of the real estate to its estimated fair value, in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The downturn in market conditions including contract cancellations and tightening in the credit markets, especially for jumbo mortgage loans as they related to our ability to sell residential products, were the predominant items we considered in our analysis. We estimated the fair value of the inventory utilizing a probability weighted cash flow model containing our expectations of future performance discounted at a risk-free interest rate determined from the yield curve for U.S. Treasury instruments.

We sometimes incur certain costs associated with the development of properties, including legal costs, the cost of land, and planning and design costs. We capitalize these costs as incurred and they become part of the cost basis of the property once it is developed. As a result of the sharp downturn in the economy, we decided to discontinue certain development projects that required our investment. As a result of these development cancellations, we expensed $13 million of previously capitalized costs, $9 million of which we recorded in our North America segment, $3 million in our Luxury segment and $1 million in our Europe segment.

As a result of terminating certain phases of vacation ownership development in Europe, we recorded an inventory write-down of $9 million in the fourth quarter of 2008 in that segment.

2009 Impairment Charges

We incurred total impairment charges during 2009 as follows:

($ in millions)	North America Segment	Luxury Segment	Europe Segment	Asia Pacific Segment	Corporate and Other	Total
Impairment Charge
Inventory impairment	$105	$391	$44	$6	$—	$546
Property and equipment impairment	3	31	7	8	7	56
Other impairments	—	19	—	2	—	21

Total impairment charge	$108	$441	$51	$16	$7	$623

In response to the difficult business conditions that the vacation ownership and residential products development businesses experienced, we evaluated our entire portfolio in 2009. In order to adjust our business strategy to reflect current market conditions at that time, we approved plans to take the following actions: (1) for our residential products projects, reduce prices, convert certain proposed projects to other uses, sell some undeveloped land, and not pursue further company-funded residential development projects; (2) reduce prices for existing Luxury segment vacation ownership units; (3) continue short-term promotions for our North America segment vacation ownership business and defer the introduction of new projects and development phases; and (4) for our Europe resorts, continue promotional pricing and marketing incentives and not pursue further development. We designed these plans, which primarily related to residential products and vacation ownership resorts, to stimulate sales, accelerate cash flow and reduce investment spending.

We estimated the fair value of the underlying assets using probability-weighted cash flow models that reflected our expectations of future performance discounted at risk-free interest rates commensurate with the remaining life of the related projects, using the guidance specified in ASC 820. We used Level 3 inputs for our discounted cash flow analyses. Our assumptions included: growth rate and sales pace projections, additional pricing discounts resulting from the business decisions we made, development cancellations resulting in shorter project life cycles, marketing and sales cost estimates, and in certain instances alternative uses to comply with ASC 820’s highest and best use provisions. In some instances, we took into account appraisals, which we deemed to be Level 3 inputs, for the fair value of the underlying assets.

Other impairments primarily related to our anticipated fundings in conjunction with certain purchase commitments, a portion of which we did not expect to recover because the projected fair value of the assets to be purchased under the commitments would be below the amount we expect to fund. We measured the projected fair value of the assets using probability-weighted cash flow models with Level 3 inputs, in accordance with ASC 820. Our assumptions included: growth rate and sales pace projections, additional pricing discounts as a result of the business decisions made, marketing and sales cost estimates, and in certain instances alternative uses to comply with ASC 820’s highest and best use provisions.

The impairment charges were non-cash, other than $21 million of charges accrued for funding of future purchase commitments.

Software Development Write-off

In 2009, we recorded a non-cash impairment charge of $7 million for the write-off of capitalized software. We concluded that continued development of this software was not cost effective given continued cost savings initiatives associated with the challenging business environment and we will instead pursue alternative lower cost solutions.

2010 Impairment Charges

We incurred total impairment charges during 2010 as follows:

($ in millions)	Luxury Segment	Asia Pacific Segment	Total
Impairment Charge
Inventory impairment	$6	$—	$6
Property and equipment impairment	14	—	14
Other impairments (reversals)	—	(5)	(5)

Total impairment charge	$20	$(5)	$15

We estimated the fair value of the underlying assets using cash flow models that reflected our expectations of future performance discounted at varying rates to capture the inherent risk in each model.

In the 2010 fourth quarter, we decided to pursue the disposition of a golf course and related assets. In accordance with the guidance for the impairment of long-lived assets, we evaluated the property and related assets for recovery and in 2010 we recorded an impairment charge of $14 million to adjust the carrying value of the assets to our estimate of fair value. We estimated that fair value using an income approach reflecting internally developed Level 3 discounted cash flows based on negotiations with a qualified prospective third-party purchaser of the asset.

In the 2010 first quarter, we negotiated an amendment to a purchase commitment for vacation ownership units to be delivered to our Asia Pacific segment in 2011, resulting in a reversal of a $5 million of previously recorded impairment charge for anticipated funding in connection with the purchase commitment. Further, we recorded $6 million of additional inventory impairment charges in our Luxury segment due to continued sluggish sales pace.

18. SIGNIFICANT INVESTMENTS

Significant Investment in One Joint Venture

We use the equity method of accounting for our investments in other companies over which we exercise significant influence and we include the net earnings of these investments as Equity in (losses) earnings on our Statements of Operations. Our investments in other companies consist primarily of an investment in and a note receivable due from a variable interest entity that develops and markets vacation ownership and residential products in Hawaii. We concluded that the entity is a variable interest entity because the equity investment at risk is not sufficient to permit the entity to finance its activities without additional support from other parties. We have determined that we are not the primary beneficiary as power to direct the activities that most significantly impact economic performance of the entity is shared among the variable interest holders and, therefore, we do not consolidate the entity. In 2009, we fully impaired our equity investment and certain notes receivable due from the entity. In 2010, the continued application of equity losses to our remaining outstanding notes receivable balance reduced its carrying value to zero. We may fund up to an additional $16 million and do not expect to recover this amount, which we have accrued and included in other liabilities on our Balance Sheets. The funding liability meets the criteria of probable and reasonably estimable, in accordance with the guidance in ASC 450, “Contingencies,” at year-end 2010. We do not have any remaining exposure to loss related to this entity.

We loaned $12 million and $52 million to the venture in 2009 and 2008, respectively. We collected $6 and $7 million in 2009 and 2008, respectively. Additionally we loaned $20 million, secured by a mortgage, to one of the partners in the venture in 2009 related to its acquisition of residential units from the venture.

In response to the difficult business conditions that the vacation ownership and residential products development businesses experienced, we evaluated our equity method investment in this variable interest entity in the 2009 third quarter. In order to adjust the business strategy to reflect current market conditions, on September 22, 2009, we, as the project’s marketing and sales agent, approved plans to reduce prices for the venture’s vacation ownership and residential products in order to stimulate sales, accelerate cash flow and reduce investment spending. As a result of change in strategy, we impaired our equity method investment. We also reviewed the recoverability of loans made to the venture and our obligations related to the venture and recorded the following charges in Impairment Reversal (Charge) on Equity Investment:

($ in millions)	2010	2009	2008
Impairment Reversal (Charge) on Equity Investment
Joint venture impairment	$—	$(71)	$—
Loan impairment	—	(40)	—
Funding liability	11	(27)	—

Total impairment reversal (charge) on equity investment	$11	$(138)	$—

We estimated the fair value of our investment using probability-weighted cash flow models that reflected our expectations of future performance discounted at risk-free interest rates commensurate with the remaining life of the related projects, using the guidance specified in ASC 820. We used Level 3 inputs for our discounted cash flow analyses. Our assumptions included: growth rate and sales pace projections, additional pricing discounts resulting from the business decisions we made and marketing and sales cost estimates.

We fully reserved certain notes receivable in accordance with ASC 310, based on the present value of the notes receivable’s expected cash flows discounted at the notes receivable’s effective interest rates.

In the 2010 fourth quarter, we reversed $11 million of the $27 million funding liability we recorded in 2009, based on facts and circumstances surrounding the project, including progress on certain construction-related legal claims and potential funding of certain costs by one of our partners. In addition, the venture was unable to pay one of its promissory notes when it was due on December 31, 2010. The partners, on behalf of the venture, continue to negotiate an extension of the maturity date.

We provide marketing and sales, construction management, property management and accounting services to the venture. Fees for such services were $2 million in 2010, $5 million in 2009 and $1 million in 2008 and are included in Resort management and other services revenues of our Statements of Operations.

Other

We have other investments in (i) a venture that developed and sells vacation ownership products in Thailand and (ii) an ancillary operation in the United States. At each of year-end 2010 and 2009 our investments were $1 million and $2 million in total, respectively. We include the investments in Other within Assets on our Balance Sheets.

Impact of Investments

The combined results of operations and combined financial position of our equity method investees are summarized below:

($ in millions)	2010	2009	2008
Condensed Statements of Operations information:
Net revenue	$11	$(47)	$127
Cost of sales	(7)	29	(92)
Impairment	—	(210)	—
Income (loss) from operations	(108)	(28)	(7)

Net income (loss)	$(104)	$(256)	$28

	2010	2009
Condensed Balance Sheet information:
Current assets	$163	$270
Non-current assets	16	15

Total assets	$179	$285

Current liabilities	$13	$20
Non-current liabilities	338	333
Equity (deficit)	(172)	(68)

Total liabilities and equity	$179	$285

Equity in (losses) earnings recognized on our Statements of Operations that were attributable to our significant investment is shown below:

($ in millions)	2010	2009	2008
Equity in (losses) earnings of significant investment to Marriott Vacations Worldwide	$(8)	$(12)	$11

The total cash contributions to our equity method investees were $0 in 2010, $0 in 2009 and $5 million in 2008. The total cash distributions from our equity method investees were $0 in 2010, $1 million in 2009 and $3 million in 2008.

19. RELATED PARTY TRANSACTIONS

Refer to Footnote No. 18, “Significant Investments,” for related party transactions with our equity method investees.

Within our Asia Pacific segment as noted in Footnote No. 7, “Acquisitions and Dispositions,” we acquired purpose-built units for cash consideration of $39 million and assumption of liabilities of $24 million in 2008 from a co-investor in an equity method investee. We also purchased vacation ownership products for $1 million in 2009 from the equity method investee.

Services Provided by Marriott International and General Corporate Overhead

Our Financial Statements include costs for services provided by Marriott International including, for the purposes of these Financial Statements but not limited to, information technology support, systems maintenance, telecommunications, accounts payable, payroll and benefits, human resources, self-insurance and other shared services. Historically, these costs were charged to us based on specific identification or on a basis determined by

Marriott International to reflect reasonable allocation to us of the actual costs incurred to perform these services. Marriott International charged us approximately $30 million in 2010, $25 million in 2009 and $25 million in 2008 for such services.

Marriott International allocated indirect general and administrative costs to us for certain functions and services provided to us by Marriott International, including, but not limited to, executive office, legal, tax, finance, government and public relations, internal audit, treasury, investor relations, human resources and other administrative support primarily on the basis of our proportion of Marriott International’s overall revenue. Accordingly, we were allocated $15 million in 2010, $13 million in 2009 and $17 million in 2008 of Marriott International’s indirect general and corporate overhead expenses and have included these expenses in General and administrative expenses on our Statements of Operations.

Both we and Marriott International consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic 1: Financial Statements. We determined that our relative revenue was a reasonable reflection of Marriott International time dedicated to the oversight of our historical business. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, we will perform these functions using our own resources or purchased services from either Marriott International or third parties.

Cash Management

Marriott International did not allocate to us the cash and cash equivalents that Marriott International held at the corporate level for any of the periods presented. Cash and cash equivalents in our combined Balance Sheets primarily represent cash held by international entities at the local level. We reflect transfers of cash to and from Marriott International’s domestic cash management system as a component of parent company investment.

Historically, Marriott International has not charged us interest expense (and we have not earned interest revenue) on our net cash balance due to/from Marriott International except for amounts capitalized in inventory and property and equipment.

Our weighted-average outstanding cash balance due to Marriott International was approximately $979 million in 2010, $1,158 million in 2009 and $924 million in 2008. We reflect the total net effect of the settlement of these intercompany transactions in our Cash Flows as a financing activity and in our Balance Sheets as Net Parent Investment.

The transactions to reconcile the Net Parent Investment, including our use of cash from Marriott International, and cash provided to Marriott International by us, are reflected in our Cash Flows.

Refer to Cash Flows for more information.

Marriott Rewards Customer Loyalty Program

We participate in the Marriott Rewards customer loyalty program and offer points as incentives to vacation ownership purchasers and/or in connection with exchange or other activities. This program, which Marriott International maintained and administered, is a frequent customer loyalty program in which program members earn or receive points based on the monetary spending at Marriott International’s lodging operations or as an incentive to purchase vacation ownership and residential products. Points cannot be redeemed for cash. We include the estimated cost of future redemptions of points that Marriott International issued on our behalf (approximately $75 million in 2010, $91 million in 2009 and $105 million in 2008) in our historical segment results.

Guarantees

Marriott International guarantees our performance under various contractual arrangements including responsibilities related to surety bonds, servicing securitized notes receivable and guarantees that we provide to third parties.

Fee Sharing

We share management fees received from vacation ownership associations for our Luxury segment developments with Marriott International, generally on a 50/50 basis. Our portion of the fees shared was $3 million in 2010, $3 million in 2009 and $2 million in 2008 which we have presented in the Resort management and other services caption of our Statements of Operations.

20. BUSINESS SEGMENTS

We operate in four business segments:

•

In our North America segment, we develop, market, sell and manage vacation ownership products under the Marriott Vacation Club and Grand Residences by Marriott brands in the United States and the Caribbean. We also develop, market, sell and manage resort residential real estate located within our vacation ownership developments under the Grand Residences by Marriott brand.

•

In our Luxury segment, we develop, market, sell and manage luxury vacation ownership products under the Ritz-Carlton Destinations Club brand. We also sell whole ownership luxury residential real estate under the Ritz-Carlton Residences brand.

•	In our Europe segment, we develop, market, sell and manage vacation ownership products in several locations in Europe.

•

In our Asia Pacific segment, we operate Marriott Vacation Club, Asia Pacific, a right-to-use points program we introduced in 2006 that we specifically designed to appeal to vacation preferences of the Asian market.

We evaluate the performance of our segments based primarily on the results of the segment without allocating corporate expenses, income taxes or indirect general and administrative expenses. We do not allocate corporate interest expense or other financing expenses to our segments. Prior to 2010, we included notes receivable securitization gains/(losses) in our Financing revenues on our Statements of Operations. Due to our adoption of the new Consolidation Standard, we no longer account for notes receivable securitizations as sales but rather as secured borrowings as defined in that topic, and therefore, we did not recognize a gain or loss on the 2010 notes receivable securitization nor do we expect to recognize gains or losses on future notes receivable securitizations. We include interest income specific to segment activities within the appropriate segment. We allocate other gains and losses, equity in earnings or losses from our joint ventures, general and administrative expenses, and income or losses attributable to noncontrolling interests to each of our segments. Corporate and other represents that portion of our revenues, general, administrative and other expenses, equity in earnings or losses, and other gains or losses that are not allocable to our segments.

Revenues

($ in millions)	2010	2009	2008
North America	$1,251	$1,195	$1,489
Luxury	103	127	130
Europe	134	122	176
Asia Pacific	96	93	118

Total segment revenues	1,584	1,537	1,913
Corporate and other	—	59	3

	$1,584	$1,596	$1,916

Net Income (Loss)

($ in millions)	2010	2009	2008
North America	$280	$(2)	$224
Luxury	(47)	(630)	(71)
Europe	15	(49)	(22)
Asia Pacific	29	(26)	13

Total segment financial results	277	(707)	144
Corporate and other	(165)	(56)	(135)
(Provision) Benefit for income taxes.	(45)	231	(25)

	$67	$(532)	$(16)

Net Losses Attributable to Noncontrolling Interests

($ in millions)	2010	2009	2008
Luxury	$—	$11	$25

Equity in (Losses) Earnings of Equity Method Investees

($ in millions)	2010	2009	2008
Luxury	$(8)	$(12)	$11

Total segment equity in (losses) earnings	(8)	(12)	11
Corporate and other	—	—	—

	$(8)	$(12)	$11

Depreciation

($ in millions)	2010	2009	2008
North America	$14	$15	$15
Luxury	3	4	5
Europe	3	4	5
Asia Pacific	2	2	1

Total segment depreciation and amortization	22	25	26
Corporate and other	13	17	18

	$35	$42	$44

Assets

($ in millions)	At Year-End 2010	At Year-End 2009
North America	$1,355	$1,255
Luxury	368	338
Europe	104	121
Asia Pacific	61	94

Total segment assets	1,888	1,808
Corporate and other	1,754	1,228

	$3,642	$3,036

Equity Method Investments

($ in millions)	At Year-End 2010	At Year-End 2009
North America	$—	$1
Asia Pacific	1	1

Total segment equity method investments	1	2
Corporate and other	—	—

	$1	$2

Capital Expenditures

($ in millions)	2010	2009	2008
North America	$100	$247	$604
Luxury	120	54	91
Europe	7	18	21
Asia Pacific	2	9	92

Total segment capital expenditures	229	328	808
Corporate and other	9	9	24

	$238	$337	$832

Our Financial Statements include the following related to operations located outside the United States (which are predominately related to our Europe and Asia Pacific segments):

•	Revenues of $274 million in 2010, $263 million in 2009 and $383 million in 2008; and

•

Fixed assets of $124 million in 2010 and $148 million in 2009. At year-end 2010 and year-end 2009, fixed assets located outside the United States are included within the “Property and equipment” caption in our Balance Sheets.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

INTERIM COMBINED STATEMENTS OF OPERATIONS

($ in millions)

(Unaudited)

	Twenty-four Weeks Ended
	June 17, 2011	June 18, 2010
REVENUES
Sales of vacation ownership products, net	$295	$298
Resort management and other services	108	102
Financing	80	90
Rental	95	89
Other	15	15
Cost reimbursements	158	151

TOTAL REVENUES	751	745

EXPENSES
Costs of vacation ownership products	116	121
Marketing and sales	154	160
Resort management and other services	91	88
Financing and other	17	19
Rental	94	92
General and administrative	38	36
Interest expense	22	28
Impairment reversal	—	(5)
Cost reimbursements	158	151

TOTAL EXPENSES	690	690

Equity in losses	—	(7)

INCOME BEFORE INCOME TAXES	61	48
Provision for income taxes	(26)	(18)

NET INCOME	$35	$30

See Notes to Interim Combined Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION

INTERIM COMBINED BALANCE SHEETS

($ in millions)

(Unaudited)

	June 17, 2011	December 31, 2010
ASSETS
Cash and cash equivalents	$25	$26
Restricted cash (including $61 and $45 from VIEs, respectively)	75	66
Accounts and contracts receivable (net of allowance of $1 and $1, respectively)	97	100
Notes receivable (including $913 and $1,029 from VIEs, respectively)	1,188	1,254
Inventory	1,349	1,412
Property and equipment	306	310
Deferred taxes	316	333
Other (including $5 and $7 from VIEs, respectively)	136	141

Total Assets	$3,492	$3,642

LIABILITIES AND DIVISIONAL EQUITY
Accounts payable	$62	$87
Advance deposits	57	48
Accrued liabilities	108	92
Deferred revenue	41	56
Payroll and benefits liability	61	72
Liability for Marriott Rewards loyalty program	198	220
Deferred compensation liability	63	64
Debt (including $895 and $1,017 from VIEs, respectively)	898	1,022
Other (including $5 and $4 from VIEs, respectively)	88	77

Total Liabilities	1,576	1,738

Contingencies and Commitments (Note 7)
Divisional Equity
Net Parent Investment	1,888	1,876
Accumulated other comprehensive income	28	28

	1,916	1,904

Total Liabilities and Divisional Equity	$3,492	$3,642

The abbreviation VIEs above means Variable Interest Entities.

See Notes to Interim Combined Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION

INTERIM COMBINED STATEMENTS OF CASH FLOWS

($ in millions)

(Unaudited)

	Twenty-four Weeks Ended
	June 17, 2011	June 18, 2010
OPERATING ACTIVITIES
Net income	$35	$30
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16	16
Income taxes	17	28
Equity method loss	—	7
Impairment reversal	—	(5)
Real estate inventory spending less than cost of sales	61	60
Notes receivable collections in excess of new mortgages	51	59
Financially reportable sales (less than) greater than closed sales	(4)	15
Decrease in accounts payable	(25)	(20)
All other, including other working capital charges	1	15

Net cash provided by operating activities	152	205

INVESTING ACTIVITIES
Capital expenditures for property and equipment (excluding inventory)	(8)	(13)
Dispositions	1	—

Net cash used in investing activities	(7)	(13)

FINANCING ACTIVITIES
Repayment of debt related to securitizations	(121)	(134)
Repayment of third party debt	(2)	(40)
Net transfers to parent	(23)	(22)

Net cash used in financing activities	(146)	(196)

DECREASE IN CASH AND EQUIVALENTS	(1)	(4)

CASH AND CASH EQUIVALENTS, beginning	26	32

CASH AND CASH EQUIVALENTS, end	$25	$28

See Notes to Interim Combined Financial Statements

MARRIOTT VACATIONS WORLDWIDE CORPORATION

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

(Unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our Business

Marriott Vacations Worldwide Corporation (“Marriott Vacations Worldwide,” “we” or “us,” which includes our combined subsidiaries except where the context of the reference is to a single corporate entity) is the exclusive worldwide developer, marketer, seller and manager of vacation ownership and related products under the Marriott Vacation Club and Grand Residences by Marriott brands. We are also the exclusive global developer, marketer and seller of vacation ownership and related products under the Ritz-Carlton Destination Club brand, and we have the non-exclusive right to develop, market and sell whole ownership residential products under the Ritz-Carlton Residences brand. The Ritz-Carlton Hotel Company, L.L.C. (a subsidiary of Marriott International) (“Ritz-Carlton”) generally provides on-site management for Ritz-Carlton branded properties.

Our business is grouped into four segments: North America, Luxury, Europe and Asia Pacific. We operate 64 properties (under 71 separate resort management contracts) in the United States and eight other countries and territories.

We generate most of our revenues from four primary sources: selling vacation ownership products; managing our resorts; financing consumer purchases; and renting vacation ownership inventory.

Our Spin-off from Marriott International, Inc.

On February 14, 2011, Marriott International, Inc. (together with its consolidated subsidiaries, excluding Marriott Vacations Worldwide, “Marriott International”) announced plans for the separation of Marriott Vacations Worldwide, which represents 100 percent of our assets and liabilities, revenues, expenses, and cash flows, and those variable interest entities for which Marriott Vacations Worldwide is the primary beneficiary in accordance with Accounting Standards Codification, “Consolidations” (“ASC 810”), of the vacation ownership division of Marriott International, also referred to as the “spin-off.” Prior to the spin-off, Marriott International will complete an internal reorganization to contribute its non-U.S. and U.S. subsidiaries that conduct vacation ownership business and Marriott Ownership Resorts, Inc., which does business under the name Marriott Vacation Club International, a wholly owned subsidiary of Marriott International, to Marriott Vacations Worldwide, a newly formed wholly owned subsidiary of Marriott International. The spin-off will be completed by way of a pro rata dividend of the Marriott Vacations Worldwide shares by Marriott International to its shareholders as of the record date. Immediately following completion of the spin-off, Marriott International shareholders will own 100% of the outstanding shares of common stock of Marriott Vacations Worldwide. After the spin-off, Marriott Vacations Worldwide will operate as an independent, publicly traded company.

The distribution of our common stock to Marriott International shareholders is conditioned on, among other things, the receipt of a favorable ruling from the Internal Revenue Service and an opinion of tax counsel confirming that the distribution of shares of Marriott Vacations Worldwide common stock will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss by Marriott International or Marriott International shareholders, except, in the case of Marriott International shareholders, for cash received in lieu of fractional common shares; our registration statement on Form 10 becoming effective; and the execution of intercompany agreements. The transaction will not require shareholder approval and will have no impact on Marriott International’s contractual obligations to the existing notes receivable securitizations further discussed within Footnote No. 3, “Asset Securitizations”, of our audited annual Combined Financial Statements, contained elsewhere in this registration statement.

Principles of Combination and Basis of Presentation

The interim combined financial statements presented herein, and discussed below, have been prepared on a stand-alone basis and are derived from the interim condensed consolidated financial statements and accounting records of Marriott International. These interim combined financial statements have been prepared as if the reorganization described in “Our Spin-off from Marriott International, Inc.” above has taken place. The combined financial statements reflect our historical financial position, results of operations and cash flows as we were historically managed, in conformity with United States generally accepted accounting principles (“GAAP”). All significant intracompany transactions and accounts within these Combined Financial Statements have been eliminated.

We refer throughout to (i) our Interim Combined Financial Statements as our “Financial Statements,” (ii) our Interim Combined Statements of Operations as our “Statements of Operations,” (iii) our Interim Combined Balance Sheets as our “Balance Sheets,” (iv) our Interim Combined Statements of Cash Flows as our “Cash Flows” and (v) Accounting Standards Update No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU No. 2009-17”), which we adopted on the first day of the 2010 fiscal year, as the new “Consolidation Standard.”

Unless otherwise specified, each reference to a particular quarter in these financial statements means the quarter ended on the date shown in the following table, rather than the corresponding calendar quarter:

Quarter	Quarter –End Date
2011 Second Quarter	June 17, 2011
2011 First Quarter	March 25, 2011
2010 Fourth Quarter	December 31, 2010
2010 Second Quarter	June 18, 2010
2010 First Quarter	March 26, 2010

In our opinion, our Financial Statements reflect all normal and recurring adjustments necessary to present fairly our financial position as of June 17, 2011, and December 31, 2010, the results of our operations for the twenty-four weeks ended June 17, 2011, and June 18, 2010, and cash flows for the twenty-four weeks ended June 17, 2011, and June 18, 2010. Interim results may not be indicative of fiscal year performance because of seasonal and short-term variations.

These Financial Statements have not been audited. We have condensed or omitted certain information and footnote disclosures normally included in financial statements presented in accordance with GAAP. Although we believe our disclosures are adequate to make the information presented not misleading, you should read these interim Financial Statements in conjunction with the audited annual Combined Financial Statements and notes to those Financial Statements included elsewhere in this registration statement.

All significant transactions between us and Marriott International have been included in these Financial Statements. The total net effect of the settlement of these intercompany transactions is reflected in the Cash Flows as a financing activity and in the Balance Sheets as Net Parent Investment.

In connection with the spin-off, Marriott Vacations Worldwide will enter into agreements with Marriott International and other third parties that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. These Financial Statements do not reflect the impact of these new and/or revised agreements, including licensing fees payable to Marriott International, Marriott Rewards customer loyalty program arrangements, financing, operations and personnel needs of our business. Our Financial Statements include costs for services provided by Marriott International including, for the purposes of these Financial Statements, but not limited to, information technology support, systems maintenance, telecommunications, accounts payable, payroll and benefits, human resources, self-insurance and other shared services. Historically, these costs were charged to us based on specific identification or on a basis determined by Marriott International to reflect a reasonable allocation to us of the actual costs incurred to perform these services. Marriott International allocated indirect general and administrative costs to us for certain functions provided by Marriott International. These services provided to us include, but are not limited to, executive office, legal, tax, finance, government and public relations, internal audit, treasury, investor relations, human resources and other administrative support which were allocated to us primarily on the basis of our proportion of Marriott International’s overall revenue. Both we and Marriott International consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, we will perform these functions using our own resources or purchased services from either Marriott International or third parties. For an interim period some of these functions will continue to be provided by Marriott International under one or more transition services agreements (“TSA”). In addition to the TSA, we will enter into a number of commercial agreements with Marriott International in connection with the spin-off, many of which are expected to have terms longer than one year.

Marriott International uses a centralized approach to U.S. domestic cash management and financing of its operations. The majority of our domestic cash is transferred to Marriott International daily and Marriott International funds our operating and investing activities as needed. Accordingly, the cash and cash equivalents held by Marriott International at the corporate level were not allocated to us for any of the periods presented. Cash and cash equivalents in our Balance Sheets primarily represent cash held locally by international entities included in our Financial Statements. We reflect transfers of cash to and from Marriott International’s domestic cash management system as a component of Net Parent Investment on the Balance Sheets. We have included debt incurred from our limited direct financing and subsequent to the adoption of the new Consolidation Standard, historical notes receivable securitizations, on our Balance Sheets, as this debt is specific to our business. Marriott International has not allocated a portion of its external Senior Debt interest cost to us since none of the external Senior Debt recorded by Marriott International is directly related to our business. We also have not included any interest expense for cash advances from Marriott International since historically Marriott International has not allocated any interest expense related to intercompany advances to any of the historical Marriott International divisions.

Marriott International maintains self-insurance programs at a corporate level. Marriott International allocated a portion of expenses associated with these programs as part of the historical costs for services Marriott International provided. Marriott International did not allocate any portion of the related reserves as these reserves represent obligations of Marriott International which are not transferable. See Footnote No. 11, “Related Party Transactions,” for further description of our transactions with Marriott International.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, revenue recognition, inventory valuation, property and equipment valuation, loan loss reserves, valuation of investments in ventures, residual interests valuation, Marriott Rewards customer loyalty program liabilities, equity-based compensation, income taxes, loss contingencies and liabilities for restructuring activities. Actual amounts may differ from these estimated amounts. For each of the periods presented, Marriott Vacations Worldwide was a subsidiary of Marriott International. The Financial Statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly traded company during the periods presented.

New Accounting Standards

Accounting Standards Update No. 2010-06—Provisions Effective in the 2011 First Quarter

(“ASU No. 2010-06”)

Certain provisions of ASU No. 2010-06 became effective during our 2011 first quarter. Those provisions, which amended Subtopic 820-10, require us to present as separate line items all purchases, sales, issuances, and settlements of financial instruments valued using significant unobservable inputs (Level 3) in the reconciliation of fair value measurements, in contrast to the prior aggregate presentation as a single line item. The adoption did not have a material impact on our Financial Statements or disclosures.

ASU 2011-04—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRS

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement” (“ASU 2011-04”). ASU 2011-04 is intended to create consistency between GAAP and International Financial Reporting Standards (“IFRS”) on the definition of fair value and on the guidance on how to measure fair value and on what to disclose about fair value measurements. ASU 2011-04 will be effective for financial statements issued for fiscal periods beginning after December 15, 2011, with early adoption prohibited for public entities. We are currently evaluating the impact ASU 2011-04 will have on our Financial Statements.

ASU 2011-05—Comprehensive Income (Topic 220)

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income” (“ASU 2011-05”). Prior to the issuance of ASU 2011-05, existing GAAP allowed three alternatives for presentation of other comprehensive income (“OCI”) and its components in financial statements. ASU 2011-05 removes the option to present the components of OCI as part of the statement of changes in stockholders’ equity. In addition, ASU 2011-05 requires consecutive presentation of the statement of operations and OCI and presentation of reclassification adjustments on the face of the financial statements from OCI to net income. These changes apply to both annual and interim financial statements commencing, with retrospective application, for the fiscal periods beginning after December 15, 2011, with early adoption permitted. We are currently evaluating the impact that ASU 2011-05 will have on our Financial Statements.

2.	INCOME TAXES

Our operating results have been included in Marriott International’s consolidated U.S. federal and state income tax returns, as well as included in many of Marriott International’s tax filings for non-U.S. jurisdictions. The provision for income taxes in these Financial Statements has been determined on a separate return basis. Our contribution to Marriott International’s tax losses and tax credits on a separate return basis has been included in these Financial Statements. Our separate return basis tax loss and tax credit carry backs may not reflect the tax positions taken or to be taken by Marriott International. In many cases, tax losses and tax credits generated by us have been available for use by Marriott International and will largely remain with Marriott International after the spin-off.

We have unrecognized tax benefits of $2 million and $1 million at June 17, 2011 and December 31, 2010, respectively, of which approximately $2 million and $1 million at June 17, 2011 and December 31, 2010, respectively, if recognized, would affect the effective tax rate, net of resulting changes in valuation allowances.

As a large taxpayer, Marriott International is continuously under audit by the IRS and other taxing authorities. Although we do not anticipate that these audits will have a significant impact on our unrecognized tax benefit balance during the next 52 weeks, it is possible that the amount of our liability for unrecognized tax benefits could change over that time period.

3.	NOTES RECEIVABLE

We show the composition of our notes receivable balances (net of reserves) in the following table:

($ in millions)	June 17, 2011	December 31, 2010
Vacation ownership notes receivable—securitized	$913	$1,029
Vacation ownership notes receivable—non-securitized	275	225

	$1,188	$1,254

The following tables show future principal payments (net of reserves) as well as interest rates for our securitized and non-securitized vacation ownership notes receivable.

($ in millions) Fiscal Year	Non-Securitized Vacation Ownership Notes Receivable	Securitized Vacation Ownership Notes Receivable	Total
2011	$38	$66	$104
2012	37	116	153
2013	32	121	153
2014	26	122	148
2015	24	118	142
Thereafter	118	370	488

Balance at June 17, 2011	$275	$913	$1,188

Weighted average interest rate at June 17, 2011	11.9%	13.1%	12.7%
Range of stated interest rates at June 17, 2011	0.0% to 19.5%	5.2% to 19.5%	0.0% to 19.5%

Notes Receivable Reserves

($ in millions)	Non-Securitized Vacation Ownership Notes Receivable	Securitized Vacation Ownership Notes Receivable	Total
Balance at year-end 2010	$129	$89	$218
Balance at June 17, 2011	$122	$73	$195

The following table summarizes the activity related to our vacation ownership notes receivable reserve for the first half of 2011:

($ in millions)	Non-Securitized Vacation Ownership Notes Receivable Reserve	Securitized Vacation Ownership Notes Receivable Reserve	Total
Balance at year-end 2010	$129	$89	$218
Additions for current year vacation ownership product sales	14	—	14
Write-offs	(38)	—	(38)
Defaulted notes receivable repurchase activity(1)	22	(22)	—
Other(2)	(5)	6	1

Balance at June 17, 2011	$122	$73	$195

(1)	Decrease in securitized reserve and increase in non-securitized reserve was attributable to the transfer of the reserve when we repurchased the notes receivable.
(2)	Consists of static pool and default rate assumption changes.

For our combined notes receivable portfolio, we estimated average remaining default rates of 7.76 percent and 9.25 percent as of June 17, 2011 and year-end 2010, respectively.

We show our recorded investment in non-accrual notes receivable in the following table:

($ in millions)	Non-Securitized Vacation Ownership Notes Receivable	Securitized Vacation Ownership Notes Receivable	Total
Investment in notes receivable on non-accrual status at June 17, 2011	$103	$18	$121
Investment in notes receivable on non-accrual status at year-end 2010	$113	$15	$128
Average investment in notes receivable on non-accrual status during the first half of 2011	$108	$16	$124
Average investment in notes receivable on non-accrual status during the first half of 2010	$115	$11	$126

The following table shows the aging of the recorded investment in principal, before reserves, in Vacation ownership notes receivable as of June 17, 2011:

($ in millions)	Non-Securitized Vacation Ownership Notes Receivable	Securitized Vacation Ownership Notes Receivable	Total
31—90 days past due	$11	$22	$33
91—150 days past due	7	13	20
Greater than 150 days past due	96	5	101

Total past due	114	40	154
Current	283	946	1,229

Total vacation ownership notes receivable	$397	$986	$1,383

4.	FINANCIAL INSTRUMENTS

The following table shows the carrying values and the fair values of financial assets and liabilities that qualify as financial instruments, determined in accordance with current guidance for disclosures on the fair value of financial instruments.

	At June 17, 2011		At December 31, 2010
($ in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Vacation ownership notes receivable—securitized	$913	$1,083	$1,029	$1,219
Vacation ownership notes receivable—non-securitized	275	291	225	231
Related party notes receivable	20	20	20	20
Restricted cash	75	75	66	66

Total financial assets	$1,283	$1,469	$1,340	$1,536

Non-recourse debt associated with securitized notes receivable	$(895)	$(935)	$(1,017)	$(1,047)
Other debt	(3)	(3)	(5)	(5)
Other liabilities	(30)	(27)	(30)	(26)

Total financial liabilities	$(928)	$(965)	$(1,052)	$(1,078)

Vacation Ownership Notes Receivable

We estimate the fair value of our securitized notes receivable using a discounted cash flow model. We believe this is comparable to the model that an independent third party would use in the current market. Our model uses default rates, prepayment rates, coupon rates and loan terms for our securitized notes receivable portfolio as key drivers of risk and relative value, that when applied in combination with pricing parameters, determines the fair value of the underlying notes receivable.

We bifurcate our non-securitized notes receivable into two pools as follows:

	At June 17, 2011		At December 31, 2010
($ in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Vacation ownership notes receivable—eligible for securitization	$92	$108	$47	$53
Vacation ownership notes receivable—not eligible for securitization	183	183	178	178

Total financial assets	$275	$291	$225	$231

We estimate the fair value of a portion of our non-securitized notes receivable that we believe will ultimately be securitized, in the same manner as securitized notes receivable. We value the remaining non-securitized notes receivable at their carrying value, rather than using our pricing model. We believe that the carrying value of such notes receivable approximates fair value because the stated interest rates of these loans are consistent with current market rates and the reserve for these notes receivable appropriately accounts for risks in default rates, prepayment rates and loan terms.

Other Notes Receivable

We estimate the fair value of our other notes receivable by discounting cash flows using risk-adjusted rates.

Non-Recourse Debt Associated with Securitized Notes Receivable

We internally generate cash flow estimates by modeling all bond tranches for our active notes receivable securitization transactions, with consideration for the collateral specific to each tranche. The key drivers in our analysis include default rates, prepayment rates, bond interest rates and other structural factors, which we use to estimate the projected cash flows. In order to estimate market credit spreads by rating, we reviewed market spreads from vacation ownership notes receivable securitizations and other asset-backed transactions that occurred in the market during the first half of 2011 and fiscal year 2010. We then applied those estimated market spreads to swap rates in order to estimate an underlying discount rate for calculating the fair value of the active bonds payable. We concluded that the fair value of the bonds exceeds the book value due to low current swap rates and credit spreads that are lower than our bond interest rates.

Other Liabilities

We estimate the fair value of our other liabilities, using expected future payments discounted at risk-adjusted rates. Other liabilities represent guarantee costs and reserves and deposit liabilities and other miscellaneous liabilities. The carrying values of our guarantee costs and reserves approximate their fair values. We estimate the fair value of our deposit liabilities primarily by discounting future payments at a risk-adjusted rate.

5.	INVENTORY

The following table shows the composition of our inventory balances:

($ in millions)	At June 17, 2011	At December 31, 2010
Finished goods	$579	$652
Work-in-process	240	203
Land and infrastructure	524	551

Real estate inventory	1,343	1,406
Operating supplies and retail inventory	6	6

	$1,349	$1,412

See Footnote No. 14, “Subsequent Events,” to our interim combined financial statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

6.	PROPERTY AND EQUIPMENT

We show the composition of our property and equipment balances in the following table:

($ in millions)	At June 17, 2011	At December 31, 2010
Land	$154	$148
Buildings and leasehold improvements	219	219
Furniture and equipment	271	261
Construction in progress	14	18

	658	646
Accumulated depreciation	(352)	(336)

	$306	$310

See Footnote No. 14, “Subsequent Event,” to our interim combined financial statements for more information about our plans for our excess undeveloped land parcels, excess built Luxury inventory, and the non-cash charge we expect to record in third quarter 2011 as a result of our plans.

7.	CONTINGENCIES AND COMMITMENTS

Guarantees

We issue guarantees to certain lenders in connection with the provision of third-party financing for our sales of vacation ownership products for the Luxury and Asia Pacific segments. The terms of guarantees to lenders generally require us to fund if the purchaser fails to pay under the terms of its note payable and Marriott International has guaranteed our performance under these arrangements. We are entitled to recover any funding to third party lenders related to these guarantees through reacquisition and resale of the vacation ownership product. Our commitments under these guarantees expire as notes mature or are repaid. The term of the underlying notes extend to 2020.

The following table shows the maximum potential amount of future fundings for financing guarantees where we are the primary obligor and the carrying amount of the liability for expected future fundings.

($ in millions) Segment	Maximum Potential Amount of Future Fundings at June 17, 2011	Liability for Expected Future Fundings at June 17, 2011
Asia Pacific	$24	$—
Luxury	3	1

Total guarantees where we are the primary obligor	$27	$1

We included our liability for expected future fundings of the financing guarantees at June 17, 2011 in our Balance Sheets in the Other caption within Liabilities.

In addition to the guarantees we describe in the preceding paragraphs, in conjunction with financing obtained for specific projects or properties owned by joint ventures in which we are a party, we may provide industry standard indemnifications to the lender for loss, liability or damage occurring as a result of the actions of the other joint venture owner or our own actions.

Refer to Footnote No. 10, “Variable Interest Entities,” for further discussion of our funding liability established in connection with an equity method investment.

Commitments and Letters of Credit

In addition to the guarantees we note in the preceding paragraphs, as of June 17, 2011, we had the following commitments outstanding:

•

A commitment for $18 million (HK$141 million) to purchase vacation ownership units upon completion of construction for sale in our Marriott Vacation Club, Asia Pacific program. We have already made deposits of $11 million in conjunction with this commitment. We expect to pay the remaining $7 million upon acquisition of the units in the 2011 third quarter.

•	$3 million (€2 million) of other purchase commitments that we expect to fund over the next three years, as follows: $1 million in each of 2012, 2013 and 2014.

•	We have various contracts for the use of information technology hardware and software that we use in the normal course of business. Our commitments are $2 million in 2011 and $5 million in 2012.

•

Commitments to subsidize vacation ownership associations for costs that otherwise would be covered by annual maintenance fees associated with vacation ownership interests or units that have not yet been built were $6 million which we expect will be paid in 2011.

Surety bonds guaranteed by Marriott International issued as of June 17, 2011 totaled $90 million, the majority of which were requested by federal, state or local governments related to our operations.

At June 17, 2011, we had $31 million of letters of credit outstanding under Marriott International credit facilities, the majority of which related to our Asia Pacific consumer financing guarantee.

Other

We estimate the cash outflow associated with completing all phases of our existing portfolio of vacation ownership projects currently under development will be approximately $214 million of which $14 million is included within liabilities on our Balance Sheet. This estimate is based on our current development plans, which remain subject to change, and we expect the phases currently under development will be completed by 2016.

8.	DEBT

We provide detail on our debt balances in the following table:

($ in millions)	At June 17, 2011	At December 31, 2010
Non-recourse debt associated with securitized notes receivable, interest rates ranging from 0.27% to 7.20% (weighted average interest rate of 4.97%)	$895	$1,017
Other	3	5

	$898	$1,022

The non-recourse debt associated with securitized notes receivable was, and to the extent currently outstanding is, secured by the related notes receivable. All of our other debt was, and to the extent currently outstanding is, recourse to us but unsecured.

Each of our securitized notes receivable pools contain various triggers relating to the performance of the underlying notes receivable. If a pool of securitized notes receivable fails to perform within the pool’s established parameters (default or delinquency thresholds vary by deal) transaction provisions effectively redirect the monthly excess spread we typically receive from that pool (related to the interests we retained), to accelerate the principal payments to investors based on the subordination of the different tranches until the performance trigger is cured. During the first quarter of 2011, one pool that reached a performance trigger at year-end 2010 returned to compliance while one other reached a performance trigger. At the end of the first quarter of 2011, this was the only pool that was not meeting performance thresholds. This pool returned to compliance during the second quarter of 2011. At the end of the second quarter of 2011, there were no pools out of compliance. As a result of performance triggers, a total of $2 million in cash of excess spread was used to pay down debt during the first half of 2011. At June 17, 2011, we had 13 securitized notes receivable pools outstanding.

We show future principal payments and unamortized discounts for our securitized and non-securitized debt in the following tables:

($ in millions)	Non-Recourse Debt	Other Debt	Total
2011	$70	$—	$70
2012	124	—	124
2013	129	—	129
2014	131	—	131
2015	125	—	125
Thereafter	316	3	319

Balance at June 17, 2011	$895	$3	$898

As the contractual terms of the underlying securitized notes receivable determine the maturities of the non-recourse debt associated with them, actual maturities may occur earlier due to prepayments by the notes receivable obligors.

We paid cash for interest, net of amounts capitalized, of $20 million in the first half of 2011 and $24 million in the first half of 2010.

9.	SHARE-BASED COMPENSATION COSTS

Marriott International maintains the Marriott International Stock Plan for the benefit of its officers, directors and employees, including our employees. The following disclosures represent the portion of the Marriott International Stock Plan maintained by Marriott International in which our employees participated. All share-based awards granted under the Marriott International Stock Plan related to Marriott International Class A Common Stock (“Marriott International common stock”). As such, all related equity account balances are reflected in Marriott International’s consolidated statements of stockholders’ equity and have not been reflected in our Financial Statements. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that we would have experienced as an independent, publicly traded company for the periods presented.

Under the Marriott International Stock Plan, Marriott International awards to certain of our employees: (1) stock options to purchase Marriott International Stock; (2) stock appreciation rights (“SARs”) for Marriott International common stock (“SAR Program”); and (3) restricted stock units (“RSUs”) of Marriott International common stock. Marriott International granted these awards at exercise prices or strike prices that were equal to the market price to the market price of Marriott International common stock on the date of grant.

We recorded share-based compensation expense related to award grants to our employees of $4 million and $5 million for the twenty-four weeks ended June 17, 2011 and June 18, 2010, respectively. Deferred compensation costs related to unvested awards held by our employees totaled $15 million and $12 million at June 17, 2011 and December 31, 2010, respectively.

RSUs

Marriott International granted 252,972 RSUs during the first half of 2011 to our employees, and those units vest generally over four years in equal annual installments commencing one year after the date of grant. RSUs granted in the first half of 2011 had a weighted average grant-date fair value of $40.

SARs

Marriott International granted 8,880 SARs during the first half of 2011 to our employees. These SARs expire 10 years after the date of grant and both vest and are exercisable in cumulative installments of one quarter at the end of each of the first four years following the date of grant. These SARs had a weighted average grant-date fair value of $16.

We use a binomial method to estimate the fair value of each SAR granted, under which we calculated the weighted average expected SARs terms as the product of a lattice-based binomial valuation model that uses suboptimal exercise factors. We use historical data to estimate exercise behaviors and terms to retirement for separate groups of retirement eligible and non-retirement eligible employees.

We used the following assumptions to determine the fair value of the employee SARs granted during the first half of 2011.

Expected volatility	32%
Dividend yield	0.73%
Risk-free rate	3.4%
Expected term (in years)	8

In making these assumptions, we based risk-free rates on the corresponding U.S. Treasury spot rates for the expected duration at the date of grant, which we converted to a continuously compounded rate. We based expected volatility on the weighted-average historical volatility, with periods with atypical stock movement given a lower weight to reflect stabilized long-term mean volatility.

10.	VARIABLE INTEREST ENTITIES

In accordance with the applicable accounting guidance for the consolidation of variable interest entities, we analyze our variable interests, including loans, guarantees, and equity investments, to determine if an entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews. We base our quantitative analysis on the forecasted cash flows of the entity, and our qualitative analysis on our review of the design of the entity, its organizational structure including decision-making ability, and relevant financial agreements. We also use our qualitative analyses to determine if we must consolidate a variable interest entity as its primary beneficiary.

Variable Interest Entities Related to Our Notes Receivable Securitizations

We periodically securitize, without recourse, through special purpose entities, notes receivable originated in connection with the sale of vacation ownership products. These securitizations provide funding for us and transfer the economic risks and substantially all the benefits of the loans to third parties. In a notes receivable securitization, various classes of debt securities that the special purpose entities issue are generally collateralized by a single tranche of transferred assets, which consist of vacation ownership notes receivable. We service the notes receivable. With each securitization, we may retain a portion of the securities, subordinated tranches, interest-only strips, subordinated interests in accrued interest and fees on the securitized receivables or, in some cases, overcollateralization and cash reserve accounts.

At June 17, 2011, consolidated assets on our Balance Sheet included collateral for the obligations of those variable interest entities that had a carrying amount of $979 million, comprised of $913 million of notes receivable (net of reserves), $5 million of interest receivable and $61 million of restricted cash. Further, at June 17, 2011, consolidated liabilities on our Balance Sheet included liabilities for those variable interest entities with a carrying amount of $900 million, comprised of $5 million of interest payable and $895 million of debt. The non-controlling interest balance for those entities was zero. The creditors of those entities do not have general recourse to us. As a result of our involvement with these entities, we recognized $62 million of interest income, offset by $24 million of interest expense during the first half of 2011.

We show our cash flows to and from the notes securitization variable interest entities in the following table:

($ in millions)	Twenty-four Weeks Ended
	June 17, 2011	June 18, 2010
Cash inflows:
Principal receipts	$110	$116
Interest receipts	64	69

Total	174	185

Cash outflows:
Principal to investors	(100)	(105)
Repurchases	(22)	(29)
Interest to investors	(20)	(24)

Total	(142)	(158)

Net cash flow	$32	$27

Under the terms of our notes receivable securitizations, we have the right at our option to repurchase defaulted mortgage notes at the outstanding principal balance. The transaction documents typically limit such repurchases to 10 to 20 percent of the transaction’s initial mortgage balance. We made voluntary repurchases of defaulted notes receivable of $22 million during the first half of 2011 and $29 million during the first half of

2010. Our maximum exposure to loss relating to the entities that own these notes receivable is the overcollateralization amount (the difference between the loan collateral balance and the balance on the outstanding notes receivable), plus cash reserves and any residual interest in future cash flows from collateral.

Other Variable Interest Entity

We have an equity investment in and a loan receivable due from a variable interest entity that develops and markets vacation ownership products in Hawaii. We concluded that the entity is a variable interest entity because the equity investment at risk is not sufficient to permit the entity to finance its activities without additional support from other parties. We have determined that we are not the primary beneficiary as power to direct the activities that most significantly impact economic performance of the entity is shared among the variable interest holders, and therefore we do not consolidate the entity. In 2009, we fully impaired our equity investment and certain loans receivable due from the entity. In 2010, the continued application of equity losses to our outstanding loan receivable balance reduced its carrying value to zero. Our equity in losses was $0 million and $7 million for the twenty-four weeks ended June 17, 2011 and June 18, 2010, respectively. We may fund up to an additional $16 million and do not expect to recover this amount, which we have accrued and included in other liabilities. We do not have any remaining exposure to loss related to this entity.

11.	RELATED PARTY TRANSACTIONS

Transactions with an Equity Method Investee

We provide marketing and sales, construction management, property management and accounting services to an equity method investee. Fees for such services are less than $1 million and $1 million in the twenty-four weeks ended June 17, 2011 and June 18, 2010, respectively. Refer to Footnote No. 10, “Variable Interest Entities,” for further information pertaining to our investment.

Services Provided by Marriott International and General Corporate Overhead

Our Financial Statements include costs for services provided by Marriott International including, for the purposes of these financial statements but not limited to, information technology support, systems maintenance, telecommunications, accounts payable, payroll and benefits, human resources, self-insurance and other shared services. Historically, these costs were charged to us based on specific identification or on a basis determined by Marriott International to reflect reasonable allocation to us of the actual costs incurred to perform these services. Marriott International charged us approximately $14 million and $16 million during the twenty-four weeks ended June 17, 2011 and June 18, 2010, respectively, for such services.

Marriott International allocated indirect general and administrative costs to us for certain functions and services provided to us by Marriott International, including, but not limited to, executive office, legal, tax, finance, government and public relations, internal audit, treasury, investor relations, human resources and other administrative support primarily on the basis of our proportion of Marriott International’s overall revenue. Accordingly, we were allocated $7 million for each of the twenty-four weeks ended June 17, 2011 and June 18, 2010 of Marriott International’s indirect general and corporate overhead expenses, and have included these expenses in general and administrative expenses on our Statements of Operations.

Both we and Marriott International consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented in accordance with Staff Accounting Bulletin Topic 1: Financial Statements. We determined that our relative revenue was a reasonable reflection of Marriott International time dedicated to the oversight of our historical business. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly traded company for the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, we will perform these functions using our own resources or purchased services from either Marriott International or third parties.

Cash Management

Marriott International did not allocate to us the cash and cash equivalents that Marriott International held at the corporate level for any of the periods presented. Cash and cash equivalents in our Balance Sheets primarily represent cash held by international entities at the local level. We reflect transfers of cash to and from Marriott International’s domestic cash management system as a component of Net Parent Investment.

Historically, Marriott International has not charged us interest expense (and we have not earned interest revenue) on our net cash balance due to/from Marriott International, except for amounts capitalized in inventory and property and equipment.

Our weighted-average outstanding cash balance due to Marriott International was approximately $793 million and $1,031 million during the twenty-four weeks ended June 17, 2011 and June 18, 2010, respectively. We reflect the total net effect of the settlement of these intercompany transactions in our Cash Flows as a financing activity and in our Balance Sheets as Net Parent Investment.

The transactions to reconcile the Net Parent Investment, including our use of cash from Marriott International, and cash provided to Marriott International by us, are reflected in our Statements of Cash Flows. The change in the Net Parent Investment is the sum of our cash flows from operations, investing activities and financing activities, excluding the change in Net Parent Investment.

Refer to Cash Flows for more information.

Marriott Rewards Customer Loyalty Program

We historically participated in the Marriott Rewards customer loyalty program and offered points as incentives to vacation ownership purchasers and/or in connection with exchange or other activities. This program, which Marriott International maintained and administered, is a frequent customer loyalty program in which program members earn or receive points based on the monetary spending at Marriott International’s lodging operations or as an incentive to purchase vacation ownership and residential products. Points cannot be redeemed for cash. We included approximately $42 million for the estimated cost of future redemptions of points that Marriott International issued on our behalf in our historical segment results during each of the twenty-four weeks ended June 17, 2011 and June 18, 2010.

Guarantees

Marriott International guarantees our performance under various contractual arrangements including responsibilities related to surety bonds, servicing securitized notes receivable and guarantees that we provide to third parties.

Fee Sharing

We share management fees received from vacation ownership associations for our Luxury segment developments with Marriott International, generally on a 50/50 basis. Our portion of the fees shared was $1 million during each of the twenty-four weeks ended June 17, 2011 and June 18, 2010, which we have presented in the Resort management and other services revenues caption of our Statements of Operations.

12.	COMPREHENSIVE INCOME AND DIVISIONAL EQUITY

We detail comprehensive income in the following table:

	Twenty-four Weeks Ended
($ in millions)	June 17, 2011	June 18, 2010
Net income	$35	$30

Other comprehensive income, net of tax:
Foreign currency translation adjustments	—	6

Total other comprehensive income, net of tax	—	6

Total comprehensive income	$35	$36

The following table details changes in divisional equity:

($ in millions)	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
Balance at year-end 2010	$1,876	$28	$1,904
Net income	35	—	35
Currency translation adjustments	—	—	—
Other derivative instrument adjustments	—	—	—
Net transfers to Parent	(23)	—	(23)

Balance at June 17, 2011	$1,888	$28	$1,916

13.	BUSINESS SEGMENTS

We operate our business in four segments:

•

In our North America segment, we develop, market, sell and manage vacation ownership products under the Marriott Vacation Club and Grand Residences by Marriott brands in the United States and the Caribbean. We also develop, market, sell and manage resort residential real estate located within our vacation ownership developments under the Grand Residences by Marriott brand.

•

In our Luxury segment, we develop, market, sell and manage luxury vacation ownership products under the Ritz-Carlton Destinations Club brand. We also sell whole ownership luxury residential real estate under the Ritz-Carlton Residences brand.

•	In our Europe segment, we develop, market, sell and manage vacation ownership products in several locations in Europe.

•

In our Asia Pacific segment, we operate Marriott Vacation Club, Asia Pacific, a points program we introduced in 2006 that we specifically designed to appeal to vacation preferences of the Asian market.

We evaluate the performance of our segments based primarily on the results of the segment without allocating corporate expenses, income taxes, or indirect general, administrative and other expenses. We do not allocate corporate interest expense to our segments. We include interest income specific to segment activities within the appropriate segment. We allocate other gains and losses, equity in earnings or losses from our joint ventures, general and administrative expenses, and income or losses attributable to noncontrolling interests to each of our segments. Corporate and other represents that portion of our revenues, general, administrative and other expenses, equity in earnings or losses, and other gains or losses that are not allocable to our segments.

Revenues

	Twenty-four Weeks Ended
($ in millions)	June 17, 2011	June 18, 2010
North America	$603	$594
Luxury	50	54
Europe	56	54
Asia Pacific	42	43

Total segment revenues	751	745
Corporate and other	—	—

	$751	$745

Net Income

	Twenty-four Weeks Ended
($ in millions)	June 17, 2011	June 18, 2010
North America	$138	$130
Luxury	(12)	(16)
Europe	4	4
Asia Pacific	—	6

Total segment financial results	130	124
Corporate and other	(69)	(76)
Provision for income taxes	(26)	(18)

	$35	$30

Assets

	At Period-End
($ in millions)	June 17, 2011	December 31, 2010
North America	$1,307	$1,355
Luxury	357	368
Europe	116	104
Asia Pacific	61	61

Total segment assets	1,841	1,888
Corporate and other	1,651	1,754

	$3,492	$3,642

14. SUBSEQUENT EVENTS

Impairment

In preparing our company to operate as an independent, publicly traded company following the spin-off of our common stock by Marriott International, our management assessed its plan for undeveloped land and built Luxury inventory, including unfinished units, and the current market conditions for such assets.

Given our strategies to match completed inventory with our sales pace and to pursue future “asset light” development opportunities, late in the third quarter of 2011, management approved a plan to accelerate cash flow through the monetization of certain excess undeveloped land and excess built Luxury inventory. If we are able to dispose of this excess land and built inventory, we will eliminate the associated carrying costs.

We identified certain excess undeveloped parcels of land in the United States, Mexico and the Bahamas that we will seek to sell over the course of the next eighteen to twenty-four months. We used recent comparable sales to estimate the current fair value of these land parcels. Management also intends to offer incentives to accelerate sales of excess built Luxury inventory over the next three years. We determined the fair value of our excess built inventory through an evaluation of the associated vacation ownership projects and cash flow projections that reflect current market conditions.

Because we expect that proceeds from our planned land sales and their estimated fair value will be less than their carrying values, and because the fair value of this built Luxury inventory is less than its current carrying value, we expect to record a pre-tax non-cash charge of approximately $324 million in our third quarter 2011 financial statements to write-down the value of these assets.

Borrowings

On September 28, 2011, we closed a $300 million Warehouse Credit Facility that allows for the securitization of vacation ownership notes receivable on a non-recourse basis, pursuant to the terms of the facility. The revolving period of the facility is one year. The notes receivable that we securitize under the facility will be similar in nature to the notes receivable we have securitized in the past. Borrowings under the facility will bear interest at a rate of LIBOR plus 1.25 percent and are limited at any point to the advance rate on the aggregate amount of eligible notes receivable at such time. The advance rate of receivables securitized using the facility vary based on the characteristics of the obligor on each securitized note receivable.

On October 5, 2011, we made the first draw on the Warehouse Credit Facility. The carrying amount of notes receivable securitized was $154 million. The advance rate was 81%, which resulted in gross proceeds of $125 million. Net proceeds were $122 million due to the funding of a reserve account in the amount of $1 million, cash transaction costs of $2 million and costs of less than $1 million associated with entering into a derivative transaction to cap the interest rate. Estimated additional transaction costs are $1 million. The securitized notes receivable included $16 million of notes receivable that we repurchased in the fourth quarter of 2011 from two consolidated special purpose entities that we initially used to securitize the notes receivable in 2003. Proceeds from the draw on the Warehouse Credit Facility were transferred to Marriott International in settlement of certain intercompany account balances.

ANNEX A

[LETTERHEAD OF DUFF & PHELPS, LLC]

DRAFT FORM OF OPINION

Marriott International, Inc. 10400 Fernwood Road Bethesda, Maryland 20817	[ ], 2011

Ladies and Gentlemen:

Marriott International, Inc. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) of the Company (solely in its capacity as such) and to provide certain determinations (collectively, this “Opinion”) in connection with a proposed transaction (the “Proposed Transaction”), as described below.

Description of the Proposed Transaction

The Proposed Transaction involves the spin-off by the Company of its timeshare operations and development business as a new independent publicly traded company, to be known as Marriott Vacations Worldwide Corporation (“MVWC”), by way of a special tax-free dividend to the Company’s shareholders (the “Dividend”).

Determinations

The Company has requested Duff & Phelps to determine whether:

1.	The fair value of the aggregate assets of the Company immediately before consummation of the Proposed Transaction, and of each of the Company and MVWC immediately after consummation of the Proposed Transaction, will exceed their respective total liabilities (including contingent liabilities);

2.	The present fair saleable value of the aggregate assets of the Company immediately before consummation of the Proposed Transaction, and of each the Company and MVWC immediately after consummation of the Proposed Transaction, will be greater than their respective probable liabilities on their debts as such debts become absolute and matured;

3.	Each of the Company and MVWC, immediately after consummation of the Proposed Transaction, should be able to pay their respective debts and other liabilities (including contingent liabilities and other commitments) as they mature;

4.	Each of the Company and MVWC, immediately after consummation of the Proposed Transaction, will not have unreasonably small capital for the businesses in which they are engaged, as managements of the Company and MVWC have indicated such businesses are now conducted and have indicated their businesses are proposed to be conducted following consummation of the Proposed Transaction;

5.	The excess of the fair value of aggregate assets of the Company, immediately before consummation of the Proposed Transaction, over the total identified liabilities (including contingent liabilities) of the Company is equal to or exceeds the fair value of the Dividend plus the stated capital of the Company (as such capital is calculated pursuant to Section 154 of the Delaware General Corporation Law); and

6.	The excess of the fair value of aggregate assets of the Company, immediately after consummation of the Proposed Transaction, over the total identified liabilities (including contingent liabilities) of the Company is equal to or exceeds the stated capital of the Company (as such capital is calculated pursuant to Section 154 of the Delaware General Corporation Law).

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Such reviews, analyses and inquires included valuation methodologies that we believe, taken together with all of our reviews and analyses, provide a sufficient and reasonable basis for rendering the Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in

Marriott International, Inc.

[    ], 2011

general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended on or near December 31, 2009 and 2010 and the Company’s unaudited interim financial statements for the period ended June 17, 2011 included in the Company’s Form 10-Q filed with the SEC;

b.	MVWC’s registration statement on Form 10 filed with the SEC on June 28, 2011, as amended September 9, 2011;

c.	Financial projections with respect to the Company and MVWC, each after giving effect to the Proposed Transaction, provided to us by management of the Company (the “Management Projections”);

d.	A letter dated [ ] from the management of the Company which made certain representations as to historical financial statements, the Management Projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company and MVWC on a post-transaction basis;

e.	Documents related to the Proposed Transaction, including the: (i) Separation and Distribution Agreement between the Company and MVWC (draft dated September 15, 2011), (ii) License, Services and Development Agreement between the Company, MVWC and Marriott Worldwide Corporation (draft dated September 19, 2011), (iii) Noncompetition Agreement between the Company and MVWC (draft dated September 19, 2011), (iv) Marriot Rewards Affiliation Agreement by and among the Company, MVWC, Marriott Rewards, LLC and Marriott Ownership Resorts, Inc. (draft dated September 19, 2011), and (v) Tax Sharing and Indemnification Agreement between the Company and MVWC (draft dated September 9, 2011) (collectively, the “Transaction Agreements”); and

f.	Documents related to MVWC new debt facilities, including the: (i) $200 million Credit Agreement among MVWC, Marriott Ownership Resorts, Inc., and certain lenders and agents (draft dated September 21, 2011), and (ii) Indenture and Servicing Agreement among Marriot Vacations Worldwide Owner Trust 2011-1, Marriott Ownership Resorts, Inc., and Wells Fargo Bank, National Association (draft dated September 20, 2011) (collectively, the “Financing Agreements”);

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Company’s publicly traded securities and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

5.	Discussed with Company management its plans and intentions with respect to the management and operation of the business;

6.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant;

7.	Performed certain cash flow analyses on the Management Projections and a sensitivity analysis using financial assumptions that Duff & Phelps believes, based on management’s representations and with its consent, represent a reasonable downside scenario versus the Management Projections; and

8.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Marriott International, Inc.

[    ], 2011

In rendering its Opinion, Duff & Phelps valued the aggregate assets of the Company, before consummation of the Proposed Transaction, and of each of the Company and MVWC, after consummation of, and giving effect to, the Proposed Transaction on a consolidated basis and as a going concern. As such, Duff & Phelps’ estimates of value included the aggregate assets of the Company’s business enterprise (total invested capital excluding cash and equivalents) represented by the total net working capital, tangible plant, property and equipment, and intangible assets of the business enterprise before consummation of, and giving effect to, the Proposed Transaction, and that of the Company and MVWC after consummation of, and giving effect to, the Proposed Transaction, each on a consolidated basis.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction;

3.	Assumed that the Management Projections furnished to Duff & Phelps were reasonably prepared and based upon the most reliable currently available information and good faith judgment of the person furnishing the same;

4.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

5.	Assumed that there has been no material adverse change in the assets, financial condition, business, or prospects of the Company (after giving effect to the Proposed Transaction) since the date of the most recent financial statements and other publicly filed financial disclosures made available to Duff & Phelps;

6.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction and any related financing transactions will be completed substantially in accordance with the applicable Transaction Agreements and Financing Agreements, without any material amendments thereto or any waivers of any material terms or conditions thereof;

7.	Assumed that all governmental, regulatory or other consents and approvals necessary for the operation of the business following the consummation of the Proposed Transaction will be either obtained or remain valid, as the case may be;

8.	Assumed the substantial continuity of current credit market conditions (as they pertain to the Company’s ability to refinance its debt obligations at maturity); and

9.	Assumed that all subsidiary guarantees are enforceable and principles of contribution, subrogation and other similar principles are applied.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions, and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion that may come or be brought to the attention of Duff & Phelps after the date hereof.

Marriott International, Inc.

[    ], 2011

Duff & Phelps did not conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s or MVWC’s common stock or other securities after the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, fairness opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent (which shall not be unreasonably withheld). This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction, and (ii) does not address any transaction related to the Proposed Transaction, and (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated May 13, 2011 (the “Engagement Letter”). The use and disclosure of this letter is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Board of Directors that it is prepared to deliver the Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based on all factors we regard as relevant and the foregoing assumptions and reliances, and subject to the qualifications and limiting conditions herein, it is our opinion that as of the date hereof:

1.	The fair value of the aggregate assets of the Company immediately before consummation of the Proposed Transaction, and of each of the Company and MVWC immediately after consummation of the Proposed Transaction, will exceed their respective total liabilities (including contingent liabilities);

2.	The present fair saleable value of the aggregate assets of the Company immediately before consummation of the Proposed Transaction, and of each the Company and MVWC immediately after consummation of the Proposed Transaction, will be greater than their respective probable liabilities on their debts as such debts become absolute and matured;

3.	Each of the Company and MVWC, immediately after consummation of the Proposed Transaction, should be able to pay their respective debts and other liabilities (including contingent liabilities and other commitments) as they mature;

Marriott International, Inc.

[    ], 2011

4.	Each of the Company and MVWC, immediately after consummation of the Proposed Transaction, will not have unreasonably small capital for the businesses in which they are engaged, as managements of the Company and MVWC have indicated such businesses are now conducted and have indicated their businesses are proposed to be conducted following consummation of the Proposed Transaction;

5.	The excess of the fair value of aggregate assets of the Company, immediately before consummation of the Proposed Transaction, over the total identified liabilities (including contingent liabilities) of the Company is equal to or exceeds the fair value of the Dividend plus the stated capital of the Company (as such capital is calculated pursuant to Section 154 of the Delaware General Corporation Law); and

6.	The excess of the fair value of aggregate assets of the Company, immediately after consummation of the Proposed Transaction, over the total identified liabilities (including contingent liabilities) of the Company is equal to or exceeds the stated capital of the Company (as such capital is calculated pursuant to Section 154 of the Delaware General Corporation Law).

Certain terms used in the determinations above are defined in Appendix A to this letter and, for the purposes of this Opinion, shall only have the meanings set forth in Appendix A. Duff & Phelps makes no representations as to the legal sufficiency for any purpose of the definitions set forth in Appendix A. Such definitions are used solely for setting forth the scope of this Opinion.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Draft

Duff & Phelps, LLC

Marriott International, Inc.

[    ], 2011

APPENDIX A

DEFINITIONS OF TERMS USED IN THIS LETTER

“Fair value” means the amount at which the aggregate assets would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

“Present fair saleable value” means the amount that may be realized if the aggregate assets are sold in their entirety with reasonable promptness in an arms-length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise.

“Debt” or “liabilities” means the obligation to perform a right to payment, whether or not the right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured.

“Contingent liabilities” means the maximum estimated amount of any claims, demands or unmatured liabilities that may result from threatened or pending litigation, pension obligations, assessments, certain guaranties, uninsured risks, exposure from environmental conditions, unmatured contractual obligations, certain taxes, and other unmatured liabilities, of a specified entity and time, which were identified to and quantified for Duff & Phelps by responsible officers and employees of the Company and MVWC. Such contingent liabilities may not meet the criteria for accrual under the Financial Accounting Standards Board Accounting Standards Codification Contingencies – Loss Contingencies – Disclosure and therefore may not be recorded as liabilities under GAAP.

“Not have unreasonably small capital for the businesses in which they are engaged” means the Company and MVWC will not have unreasonably small capital for the needs and anticipated needs (including contingent liabilities) of their businesses in conducting their businesses as a going concern, as the managements of the Company and MVWC, respectively, have stated they are proposed to be conducted following the consummation of the Proposed Transaction.

“Able to pay their respective debts and other liabilities (including contingent liabilities and other commitments) as they mature” means each of the Company and MVWC will be able to generate enough cash from operations, asset dispositions, refinancing, or a combination thereof, to meet its obligations (including contingent liabilities) as they become due.